AS CONFIDENTIALLY SUBMITTED TO THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 13, 2020
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Dream Finders Homes, Inc.
(Exact name of registrant as specified in its charter)
Delaware	1531	85-2983036
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)
14701 Philips Highway, Suite 300
Jacksonville, FL 32256
(904) 644-7670
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Robert E. Riva
Vice President, General Counsel and Corporate Secretary
14701 Philips Highway, Suite 300
Jacksonville, FL 32256
(904) 644-7670
(Address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Timothy S. Taylor Carina L. Antweil Baker Botts L.L.P. 910 Louisiana Street Houston, Texas (713) 229-1234	Michael Kaplan Yasin Keshvargar Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000
Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company’ in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A common stock, par value $0.01 per share	$	$
(1)	Includes shares of Class A common stock that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	To be paid in connection with the initial filing of the registration statement.
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to Completion
Preliminary Prospectus dated   , 2020
P R O S P E C T U S
   Shares

Dream Finders Homes, Inc.
Class A Common Stock
This is Dream Finders Homes, Inc.’s initial public offering. We are selling     shares of Class A common stock.
Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price of the Class A common stock is expected to be between $    and $    per share. We intend to apply to list our Class A common stock on The Nasdaq Global Select Market (“Nasdaq”) under the symbol “DFH.”
Following this offering, we will have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting, transfer and conversion. Each share of Class A common stock is entitled to one vote per share and is not convertible into any other shares of our capital stock. Each share of Class B common stock is entitled to three votes per share and is convertible into one share of Class A common stock. Outstanding shares of Class B common stock will represent approximately   % of the voting power of our outstanding Class A common stock and Class B common stock immediately following this offering, assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock, with our directors, executive officers and principal stockholders representing approximately % of such voting power.
Immediately after this offering, we expect to be a “controlled company” within the meaning of the Nasdaq corporate governance standards. See “Management—Controlled Company Status” in this prospectus for additional information.
We are an “emerging growth company,” as that term is defined under federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company” in this prospectus for additional information.
Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” beginning on page 23 of this prospectus.
	Per Share	Total
Initial public offering price	$	$
Underwriting discount and commissions(1)	$	$
Proceeds, before expenses(1)	$	$
(1)	The underwriters will also be reimbursed for certain expenses incurred in the offering. See “Underwriting” for additional information regarding underwriting compensation.
The underwriters may also exercise their option to purchase up to an additional shares of Class A common stock from us, at the initial public offering price, less the underwriting discount, for 30 days after the date of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The shares of Class A common stock are expected to be delivered on or about   , 2020.
BofA Securities
The date of this prospectus is   , 2020

We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give to you. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date hereof, regardless of the time of delivery of this prospectus or of any sale of the shares of Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
We and the underwriters have not done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside of the United States.
This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in this prospectus for additional information.
Industry and Market Data
We use market data and industry forecasts and projections throughout this prospectus, and in particular in the sections entitled “Prospectus Summary,” “Market Opportunity” and “Business.” We have obtained substantially all of this information from a market study prepared for us by John Burns Real Estate Consulting, LLC (“JBREC”), an independent research provider and consulting firm, based on the most recent data available as of June 30, 2020. We have paid JBREC a fee of $37,500 for its services, plus an amount charged at an hourly
i

rate for additional information we may require from JBREC from time to time in connection with its services. Such information is included in this prospectus in reliance on JBREC’s authority as an expert on such matters. Any forecasts prepared by JBREC are based on data (including third-party data), models and the experience of various professionals and on various assumptions (including the completeness and accuracy of third-party data), all of which are subject to change without notice See “Market Opportunity” and “Experts” in this prospectus for additional information.
In addition, certain other market and industry data has been obtained from publicly available industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable but that the accuracy and completeness of the information are not guaranteed. We have not independently verified the data obtained from these sources. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus.
The Corporate Reorganization
Dream Finders Homes, Inc., a recently formed Delaware corporation, or DFH Inc., is currently a direct, wholly owned subsidiary of Dream Finders Holdings LLC, a Florida limited liability company, or DFH LLC. Immediately prior to or concurrently with the closing of this initial public offering, pursuant to the terms of the Agreement and Plan of Merger and Reorganization filed as an exhibit to the Registration Statement of which this prospectus forms a part, DFH Merger Sub LLC, a Delaware limited liability company and direct, wholly owned subsidiary of DFH Inc., will merge with and into DFH LLC with DFH LLC as the surviving entity. As a result of the merger, all of the outstanding non-voting common units and Series A preferred units of DFH LLC will be converted into shares of Class A common stock of DFH Inc., all of the outstanding common units of DFH LLC will be converted into shares of Class B common stock of DFH Inc. and all of the outstanding Series B preferred units and Series C preferred units of DFH LLC will remain outstanding as Series B preferred units and Series C preferred units of DFH LLC, as the surviving entity in the merger. We refer to this and certain other related events and transactions, as more fully described under “Corporate Reorganization” in this prospectus, as the “Corporate Reorganization.”
Immediately following the Corporate Reorganization, (1) DFH Inc. will be a holding company and the managing member of DFH LLC, with no material assets other than 100% of the voting membership interest in DFH LLC, (2) the holders of common units, non-voting common units and Series A preferred units of DFH LLC will become stockholders of DFH Inc., (3) the holders of the Series B preferred units of DFH LLC outstanding immediately prior to the Corporate Reorganization will hold all 7,143 of the outstanding Series B preferred units of DFH LLC, and (4) the holders of the Series C preferred units of DFH LLC outstanding immediately prior to the Corporate Reorganization will hold all 26,000 of the outstanding Series C preferred units of DFH LLC.
Prior to the Corporate Reorganization, DFH Inc. has not conducted any activities other than in connection with its incorporation and in preparation for this offering and has no material assets other than a 100% membership interest in DFH Merger Sub LLC. See “Corporate Reorganization” in this prospectus for additional information.
Certain Terms Used in this Prospectus
Unless we otherwise indicate, or unless the context requires otherwise, any reference in this prospectus to:
•
“adjusted gross margin” refers to gross margin excluding the effects of capitalized interest, amortization included in the cost of sales (including adjustments resulting from the application of purchase accounting in connection with acquisitions) and commission expense;

•
“our board of directors” or “our board” when used in the present tense or prospectively refers to the board of directors of DFH Inc., and when used in the historical context refers to the board of managers of DFH LLC;

•	the “common units” refers to the common units of DFH LLC outstanding immediately prior to the Corporate Reorganization;
•	the “Corporate Reorganization” refers collectively to the events and transactions described under “Corporate Reorganization” in this prospectus;

•	“DFH Inc.” refers to Dream Finders Homes, Inc., and not any of its subsidiaries;
•	“DFH LLC” refers to Dream Finders Holdings LLC, and not any of its subsidiaries;
•	“DF Homes LLC” refers to Dream Finders Homes, LLC, our primary operating subsidiary, and not any of its subsidiaries;
•
“our directors” or “our director” when used in the present tense or prospectively refers to members of the board of directors of DFH Inc., and when used in the historical context refers to members of the board of managers of DFH LLC;

•
“Dream Finders,” “DFH,” the “Company,” “us,” “we,” “our” or “ours” or like terms when used in the present tense or prospectively refers to DFH Inc. and its subsidiaries, including DFH LLC and DF Homes LLC; when used in the historical context refer to (i) DFH LLC and its subsidiaries, including DF Homes LLC, following the formation of DFH LLC on December 10, 2014 and (ii) DF Homes LLC and its subsidiaries prior to the formation of DFH LLC on December 10, 2014. See “Corporate Reorganization” in this prospectus for additional information;

•
the “Existing Owners” refers collectively to (i) Patrick Zalupski, our founder, President, Chief Executive Officer and Chairman of our board of directors, and POZ Holdings, Inc., an entity he controls, (ii) the various holders of the non-voting common units, (iii) the Series A Investors, (iv) the Series B Investors and (v) the Series C Investors;

•	“gross margin” refers to home sales revenue less cost of sales;
•
“H&H Acquisition” refers to our acquisition of 100% of the issued and outstanding membership interests in H&H Homes, which closed on October 5, 2020. See “Prospectus Summary—Recent Developments—H&H Acquisition” in this prospectus for additional information;

•
“H&H Homes” refers to the H&H Constructors of Fayetteville, LLC’s homebuilding business we acquired on October 5, 2020. See “Prospectus Summary—Recent Developments—H&H Acquisition” in this prospectus for additional information;

•	“Nasdaq” or “the Nasdaq” refer to The Nasdaq Global Select Market;
•	the “non-voting common units” refers to the non-voting common units of DFH LLC outstanding immediately prior to the Corporate Reorganization;
•	“participating equity” refers to the Series A preferred units of DFH LLC, common units of DFH LLC and non-voting common units of DFH LLC prior to the Corporate Reorganization;
•
“public company homebuilders” refers to Lennar Corporation, D.R. Horton, Inc., PulteGroup, Inc., NVR, Inc., Toll Brothers, Inc., Meritage Homes Corporation, KB Home, TRI Pointe Group, Inc. M.D.C. Holdings, Inc., LGI Homes, Inc., M/I Homes, Inc., Taylor Morrison Home Corporation, Century Communities, Inc., Beazer Homes USA, Inc. and The New Home Company Inc.;

•
“returns on equity” refers, for us, to pre-tax net and comprehensive income attributable to DFH LLC tax effected for our anticipated 25% federal and state blended tax rate less accrued preferred unit distributions divided by average total participating equity and, for the public company homebuilders, to net income divided by average total equity;

•	the “Series A Investors” refers to DFH Investors, LLC, the holder of all of the Series A preferred units of DFH LLC outstanding immediately prior to the Corporate Reorganization;
•	the “Series A preferred units” refers to the Series A preferred units of DFH LLC outstanding immediately prior to the Corporate Reorganization;
•
the “Series B Investors” refers collectively to MOF II DF Home LLC and MCC Investment Holdings LLC (both controlled by Medley Capital Corporation), the holders of all of the Series B preferred units of DFH LLC;

•	the “Series B preferred units” refers to the Series B preferred units of DFH LLC outstanding immediately prior to the Corporate Reorganization;

•	the “Series C Investors” refers to The Värde Private Debt Opportunities Fund (Onshore), L.P., the holder of all of the Series C preferred units of DFH LLC;
•	the “Series C preferred units” refers to the Series C preferred units of DFH LLC outstanding immediately prior to the Corporate Reorganization; and
•	“Village Park Homes” refers to the homebuilding business we acquired on May 31, 2019 pursuant to our purchase of 100% of the membership interests of Village Park Homes, LLC.
Presentation of Certain Data
When we present data about our controlled lots, we include lots owned by our consolidated and non-consolidated joint ventures, if, and to the extent that we have option contracts to acquire such lots, but otherwise do not include lots owned by them in such data.

PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the information under the headings “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical and pro forma financial statements and the notes related to those financial statements appearing elsewhere in this prospectus. Except as otherwise noted, the information presented in this prospectus assumes (i) an initial public offering price of $   per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus) and (ii) unless otherwise indicated, that the underwriters do not exercise their option to purchase additional shares of our Class A common stock.
Our Company
We are one of the nation’s fastest growing private homebuilders by revenue and home closings since 2014. We design, build and sell homes in high growth markets, including Jacksonville, Orlando, Denver, the Washington D.C. metropolitan area and Austin, and, with the acquisition of H&H Homes in October 2020, Charlotte and Raleigh. We employ an asset-light lot acquisition strategy with a focus on the design, construction and sale of single-family entry-level, first-time move-up and second-time move-up homes. To fully serve our homebuyer customers and capture ancillary business opportunities, we also offer title insurance and mortgage banking solutions.
Our asset-light lot acquisition strategy enables us to generally purchase land in a “just-in-time” manner with reduced up-front capital commitments, which in turn has increased our inventory turnover rate, enhanced our strong returns on equity and contributed to our impressive growth. In addition, we believe our asset-light model reduces our balance sheet risk relative to other homebuilders that own a higher percentage of their land supply. As of June 30, 2020, 99% of our owned and controlled lots were controlled through finished lot option contracts and land bank option contracts compared to the average among the public company homebuilders of 43%. We believe that our asset-light model has been instrumental in our generation of attractive returns on equity of 33% for the twelve months ended June 30, 2020 and 34% for the year ended December 31, 2019, substantially exceeding the average returns on equity among the public company homebuilders of 14% and 13%, respectively, for the same periods.
We have received numerous industry awards for architectural and customer service excellence, and we believe our commitment to high quality design and customer satisfaction has contributed to our successful track record. Since breaking ground on our first home on January 1, 2009 during an unprecedented downturn in the U.S. homebuilding industry, we have closed over 8,300 home sales through June 30, 2020, have been profitable every year since inception and have never taken an inventory impairment. Pro forma for the H&H Acquisition, we would have been the 11th largest private homebuilder on the Professional Builder’s 2020 Housing Giants list based on 2019 revenues.
We select the geographic markets in which we operate our homebuilding business through a rigorous selection process based on our evaluation of positive population and employment growth trends, favorable migration patterns, attractive housing affordability, low state and local income taxes and desirable lifestyle and weather characteristics. Recently, we believe these favorable factors have been amplified by a general migration from urban areas to nearby suburbs in which we build homes, a trend that has increased further as a result of the COVID-19 pandemic. For example, according to the LinkedIn Workforce Report, between April and August 2020, Jacksonville recorded an 11% increase in net population migration, the largest increase among the top 20 metropolitan areas tracked by LinkedIn. In addition, we have experienced an increase in entry-level homebuyers, who we believe are motivated to move out of their apartments or confined living areas and into more spacious homes in anticipation of spending more time at home with the increasing prevalence of remote-working arrangements as a result of the COVID-19 pandemic. Our five most successful months since our inception, as measured by volume of net new orders, were recorded in February, May, June, July and August 2020, with net new orders totaling 1,791 for these five months as compared to net new orders of 942 for the same five months in 2019, representing an increase of 90%.
Our operations are currently organized into six geographical divisions: Jacksonville, Orlando, Capital (consisting primarily of our homebuilding operations in the Washington D.C. metropolitan area), Colorado, Other (consisting primarily of our title operations and our homebuilding operations in Austin, Savannah and Village Park Homes markets) and Jet Home Loans (consisting of our mortgage banking joint venture). See “Note 14.

Segment Reporting” to our consolidated financial statements included elsewhere in this prospectus. Pro forma for the H&H Acquisition, which we intend to organize under a new geographical division, our existing geographical divisions accounted for 30%, 9%, 7%, 9%, 3% and 21%, respectively, of our consolidated total revenues, plus revenue from our equity method investment under our Jet Home Loans segment, for the six months ended June 30, 2020, respectively, and the H&H Homes segment accounted for the remaining 21% of our consolidated total revenues for the six months ended June 30, 2020. See “—Recent Developments—H&H Acquisition” in this prospectus for additional information.
We increased our revenues from $308.4 million for the six months ended June 30, 2019 to $388.5 million for the six months ended June 30, 2020, and, pro forma for the H&H Acquisition, $493.8 million for the six months ended June 30, 2020. We increased our revenues from $522.3 million for the year ended December 31, 2018 to $744.3 million for the year ended December 31, 2019, and, pro forma for the H&H Acquisition, $976.6 million for the year ended December 31, 2019.
Our History
We broke ground on our first home on January 1, 2009 in Jacksonville, Florida following the formation of DF Homes LLC in 2008 by Patrick Zalupski, our founder, President, Chief Executive Officer and Chairman of our board of directors. Mr. Zalupski led the Company in achieving substantial growth in its early years, despite the backdrop of an unprecedented economic downturn. Since our inception, we have grown both organically and through targeted acquisitions to establish a presence in core growth markets. We were ranked as the third fastest growing private building company in the United States in 2012 by Inc. 500; we ranked as the second fastest growing private homebuilder in the United States in 2016 by Professional Builder; and, pro forma for the H&H Acquisition, we would have been the 11th largest private homebuilder on the Professional Builder’s 2020 Housing Giants list based on 2019 revenues.
We surpassed 1,000 cumulative home closings in 2013 and began to establish our national presence in the homebuilding industry with our organic expansion into the Savannah, Georgia market in the same year, followed just one year later in 2014 by our entry into the Denver, Colorado market. Our expansion into new markets continued in 2015 with the launch of our homebuilding operations in Austin, Texas and the increase of our presence in Florida with our entrance into the Orlando market. Throughout this period of opportunistically expanding our geographic footprint, we continued our rapid growth in our home market of Jacksonville, where the Jacksonville Business Journal has ranked us as a top-three homebuilder by volume each year since 2015. In 2016, we were awarded the title of Builder of the Year by the Northeast Florida Builders Association for our distinguished homebuilding operations in the Jacksonville market, and our rapid growth was recognized on the national stage as Professional Builder awarded us the title of the second fastest growing private homebuilder in the United States. In 2017, we entered the greater Washington D.C. metropolitan area, with a particular focus on the Northern Virginia and Maryland markets. In addition to our proven track record of effective organic expansion, we have demonstrated our ability to identify and execute targeted acquisitions. In May 2019, we acquired Village Park Homes, a homebuilder with operations primarily in the Hilton Head and Bluffton, South Carolina markets, for an aggregate consideration of $14.5 million, net of contingent consideration. The acquisition significantly expanded our existing presence in South Carolina, adding to our homebuilding business Village Park Homes’ leading market share in the Hilton Head, South Carolina market of 22% during 2018 according to Smart Real Estate Data. Additionally, in 2019, we expanded into the active adult sector of the homebuilding industry. The active adult sector of the population consists of consumers that are at least 55 years old and are, or will soon be, “empty nesters.” This group generates high sales per community, and, based on demographic trends, as “baby boomers” age into this sector, we expect it to continue to grow. We believe that our markets are, and will continue to be, popular destinations for this segment of the population.
In 2019, just six years after closing our 1,000th home sale, Jacksonville became our first market to account for over 1,000 home closings in a calendar year, with 1,054 home closings, a 23% increase year over year. In addition, our homebuilding operations in our markets outside of Jacksonville have developed further efficiencies in recent years and have matured beyond the initial period of significant financial and time investment required to effectively expand organically into a new market. As a result, our homebuilding operations in these markets have recorded impressive growth in revenues and pre-tax profits, particularly since 2017, and we believe these operations are scalable and that additional near-term future growth is not expected to require considerable additional overhead. We are confident that these results across our established markets are a reflection of our ability to realize operational efficiencies and economies of scale in both our existing markets and those that we may enter in the future, including those in the Carolinas where we expect to begin operating later this year.
On October 5, 2020, we acquired H&H Homes. See “—Recent Developments—H&H Acquisition” in this prospectus for additional information. H&H Homes is a leading builder of single-family homes, townhomes and mixed-use condominium buildings in Charlotte, Fayetteville, Raleigh, the Triad (consisting of Greensboro, High Point and Winston-Salem, North Carolina) and Wilmington, North Carolina and Myrtle Beach, South Carolina. Founded over 30 years ago, H&H Homes has an established presence in the Carolinas and a focus on utilizing an efficient, asset-light strategy that is strongly aligned with our own asset-light strategy. As of June 30, 2020, H&H Homes owned or controlled 3,462 lots. H&H Homes targets entry-level and first-time move-up homebuyers, with a proven dedication to providing high-levels of livability, sustainability and value to its customers. We believe H&H Homes’ asset-light strategy, principles and customer focuses align well with our operational philosophy, culture and core customer focuses and allows us to enter the North Carolina market with momentum to achieve significant scale with greater efficiency.
Moving forward, we intend to capitalize on our demonstrated operational experience to grow our market share within our existing markets and to opportunistically expand into new markets where we identify strong economic and demographic trends that provide opportunities to build homes that meet our profit and return objectives.
Market Opportunity
We believe the U.S. housing market is well positioned to prosper despite the COVID-19 pandemic, driven by favorable fundamentals of low housing inventory supply and strong homebuyer demand. JBREC predicts that mortgage rates below 3% will continue for the next few years, the high unemployment rate will gradually recede over many years and government assistance will continue with modest economic repercussions. According to the U.S. Census Bureau, the number of single-family home permits issued totaled 834,000 for the twelve months ended June 30, 2020, which is 10.4% below the 1980-2019 average, and sales of new single-family houses in June 2020 were 6.9% above such sales in June 2019. For the existing home market, the 4.8 average months of supply of existing homes for sale for the twelve months ended May 31, 2020 was 28% below the 1983-2019 average of 6.7 months and close to record-low levels. These favorable supply and demand characteristics have contributed to continued home price appreciation since 2012. In May 2020, the S&P CoreLogic Case-Shiller U.S. National Home Price NSA Index reported a 4.5% annual gain in home price appreciation.
Our markets and metropolitan areas include Jacksonville, Orlando, Austin, Washington D.C., Denver, Myrtle Beach, Charlotte, Raleigh-Durham and Fayetteville.
Jacksonville, Florida
Jacksonville has a diversified economy and is a leading regional center of banking and financial services, media, technology, and military and defense. Jacksonville’s sizeable deep-water port has also been instrumental in making Jacksonville a leading center of the logistic and shipping industry. Tourism is a major economic driver for Jacksonville, with visitors contributing billions of dollars to businesses in the area. The Jacksonville market is the 48th-largest metropolitan area in the United States by population. Jacksonville has experienced strong annual population growth of 1.9% since 2015, which is more than triple the national average of 0.6% for the same period. As of May 2020, the number of households increased 1.7% from May 2019 to reach about 615,000 total households in the Jacksonville metropolitan area. According to the Census Bureau’s 2018 American Community Survey (“ACS”), there were about 320,150 owner occupied single-family homes in Jacksonville, accounting for 48.8% of the total housing stock. From 2012 to 2019, new home sales volume experienced strong annual growth by an average of 13.0%. In 2019, the median new home price was $307,600, up 2.2% from 2018. The median resale price for a detached home was $238,100 as of May 2020, up 1.7% from May 2019, following continued growth since 2013.
Orlando, Florida
Orlando’s growing economy, driven largely by tourists attracted to the warm weather and world-renowned amusement parks, has been expanding rapidly, becoming the top tourist destination in the United States with 75 million visitors in 2018. The Orlando market is the 24th-largest metropolitan area in the United States by population. Orlando has experienced strong annual population growth of 2.3% since 2015, significantly higher than the national average of 0.6% for the same period. According to the 2018 ACS, there were approximately 475,000 owner occupied single-family homes in Orlando, accounting for 45% of the total housing stock. New home sales increased by an annual average of 15.8% and the median new home price appreciated by an annual average of 6.9% from 2011 to 2019. As of May 2020, the median new home price was $341,400, up 8.7% from the median new home price as of May 2019. From 2012 to 2019, existing home values experienced an annual average increase of 9.1%. As of May 2020, Orlando existing home values increased 6.6% from May 2019.
Austin, Texas
Austin’s economy is fueled by its technology sector, which led to the region’s nickname, “Silicon Hills.” Software development, hardware manufacturing and research are the primary technology sectors found in Austin. The Austin market is the 33rd-largest metropolitan area in the United States by population. Austin has experienced strong annual population growth of 2.8% since 2015, which is more than four times the national average of 0.6% for the same period. According to the 2018 ACS, there were approximately 417,000 owner occupied single-family homes in Austin, accounting for 49% of the total housing stock. From 2012 to 2019, new home sales volume experienced strong annual growth by an average of 13%. The median price of new homes within Austin experienced strong appreciation from 2012 to 2019 with an annual average increase in median price of 5.1%. As of May 2020, the median new home price was $321,900, up 3.1% from the median new home price as of May 2019. Existing home values in Austin grew 93.9% from 2005 to 2019. As of May 2020, Austin existing home values increased 4.7% from May 2019.
Washington D.C.
Washington D.C.’s diverse economy is comprised of government, professional and business services, life sciences and biotechnology, cybersecurity and technology, education, health care and tourism. The Washington D.C. market is the fifth-largest metro area in the United States by population. The household growth rate for the twelve months ended to May 2020 was 1.0%. According to the 2018 ACS, there were approximately 1.27 million owner occupied single-family homes in Washington D.C., accounting for 54% of the total housing stock. From 2012 to 2019, new home sales averaged 10,000 to 13,000 sales per year. The median price of new homes within Washington D.C. experienced moderately strong appreciation from 2010 to 2018 with an annual average increase in median price of 3.3%. As of May 2020, the median new home price was $543,700, up 3.4% from the median new homes price as of May 2019. Existing home values in Washington D.C. increased 5.3% from 2005 to 2019. Washington D.C. existing home values in May 2020 increased 3.8% from May 2019.
Denver, Colorado
Denver’s economy is diversified and attracts industries such as aerospace, aviation, energy, financial services, healthcare and information technology (“IT”). The Denver market is the 17th-largest metropolitan area in the United States by population. Denver has experienced strong annual population growth of 1.5% since 2015, which is more than double the national average of 0.6% for the same period. According to the 2018 ACS, there were approximately 643,000 owner occupied single-family homes in Denver, accounting for 54% of the total housing stock. As of May 2020, the number of households increased 1.6% from May 2019. From 2011 to 2019, both new home sales volume and the median price of new homes within Denver experienced strong growth. New home sales increased by an annual average of 15.8% and the median new home price appreciated by an annual average of 6.3% from 2011 to 2019. As of May 2020, the median new home price was $513,200, up 1.5% from the median new homes price as of May 2019. Existing home values increased annually by an average of 8.1% since 2010. Denver existing home values as of May 2020 increased 3.8% from May 2019.
Myrtle Beach, South Carolina
Myrtle Beach’s economy is dominated by the tourist industry. Its warm subtropical climate and extensive beaches attract an estimated 20 million visitors a year. The Myrtle Beach market has grown by an average of 12,900 people each year since 2005 and grew at even higher rates in recent years. Myrtle Beach has experienced strong annual population growth of 3.6% since 2015, significantly higher than the national average of 0.6% for the same period. According to the 2018 ACS, there were approximately 104,000 owner occupied single-family homes in Myrtle Beach, accounting for 38% of the total housing stock. As of May 2020, the number of households increased 2.4% from May 2019. New home sales volume experienced strong annual growth by an average of 16% from 2012 to 2015. The median price of new homes within Myrtle Beach experienced strong appreciation from 2017 to 2019, increasing by an average rate of 7.2%. Since 2012, existing home values have increased annually by an average of 4.3%. Myrtle Beach existing home values as of May 2020 increased 4.7% from May 2019.
Charlotte, North Carolina
In 2019, there were 14 Fortune 1,000 companies and six Fortune 500 companies with headquarters in the Charlotte metropolitan area. 200 Fortune 500 companies have one or more facilities within the Charlotte metropolitan area. The Charlotte market is the 23rd-largest metropolitan area in the United States by population. Charlotte has experienced strong annual population growth of 1.9% since 2015, which is more than triple the national average of 0.6% for the same period. According to the 2018 ACS, there were approximately 580,000 owner occupied single-family homes in Charlotte, accounting for 55% of the total housing stock. As of May 2020, the total number of households increased 2.0% from May 2019. From 2012 to 2019, both new home sales volume and the median price of new homes within Charlotte experienced strong growth. New home sales increased by an annual average of 10.7% and the median new home price appreciated by an annual average of 5.7% from 2011 to 2019. Since 2011, existing home values have increased annually by an average of 6.4%. As of May 2020, Charlotte existing home values increased 7.4% from May 2019.
Raleigh-Durham, North Carolina
The Raleigh-Durham metropolitan area is home to a highly educated population, with over 40% holding a bachelor’s degree or higher, well above both the North Carolina and national levels. This educated population facilitates strong employment in the “Research Triangle,” one of the country’s largest and most successful business parks with an estimated 300 companies. The Raleigh-Durham market is the 40th-largest metropolitan area in the United States by population. Raleigh-Durham has experienced strong annual population growth of 2.1% since 2015, which is more than triple the national average of 0.6% for the same period. According to the 2018 ACS, there were approximately 421,000 owner occupied single-family homes in Raleigh-Durham, accounting for 54% of the total housing stock. As of May 2020, the number of households increased 2.2% from May 2019. From 2012 to 2019, new home sales volume experienced strong annual growth by an average of 11%. New homes within Raleigh-Durham experienced strong appreciation from 2012 to 2019 with an annual average increase in median price of 4.1%. Since 2011, existing home values have increased annually by an average of 5.2%. Raleigh-Durham existing home values as of May 2020 increased 4.0% from May 2019.
Fayetteville, North Carolina
Fayetteville is located 65 miles south of Raleigh and along a major north-south corridor that links large east coast cities. Fayetteville’s economy is diverse with major employers in health care, social assistance, retail trade, public administration, educational services, accommodation and food services and manufacturing. Fort Bragg and Pope Army Airfield are within the Fayetteville metropolitan area, contributing significantly to the economy. According to the 2018 ACS, there were approximately 68,000 owner occupied single-family homes in Fayetteville, accounting for 40% of the total housing stock. New homes within Fayetteville experienced appreciation from 2010 to 2019 with an annual average increase in median price of 3.2%. Among existing homes, the Fayetteville market was much more resilient during the previous recession than other markets. Fayetteville’s existing home values declined only 7.6% from 2010 to 2012. Over the past 15 years, existing home values increased 19%. Fayetteville existing home values as of May 2020 increased 3.5% from May 2019.
For a more detailed review of each of our markets, see “Market Opportunity.”

Our Competitive Strengths
Our primary business objective is to create long-term, above industry average, risk adjusted returns for our stockholders through our commitment to utilizing an asset-light operating model and to building high quality homes at affordable prices for our customers. We believe that the following strengths differentiate us from the public company homebuilders and position us well to execute our business strategy and capitalize on opportunities across our footprint:
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Proven Ability to Generate Market-Leading Returns on Equity. Enabled by our asset-light land financing strategy and our disciplined operating model, we have demonstrated a proven ability to generate market-leading returns on equity. Returns on equity is a financial metric that we prioritize throughout our business and it serves as a key factor in our land acquisition process, our capitalization strategy and is an important component of our incentive compensation plans for executive management. We generated returns on equity of 33% for the twelve months ended June 30, 2020 and 34% for the year ended December 31, 2019, substantially exceeding the average returns on equity among the public company homebuilders of 14% and 13%, respectively, for the same periods. We believe that our strong relationships with local land owners, officials, subcontractors and suppliers in our core operating markets position us to achieve economies of scale and continue our proven ability to deliver significant returns on equity, which we believe best aligns the interests of our executive management team with performance for our shareholders.

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Asset-light and Capital Efficient Operating Platform. We employ an asset-light land financing strategy, providing us optionality to purchase lots on a “just-in-time” for construction basis and affording us flexibility to acquire lots at a rate that matches the expected sales pace in a given community. We typically execute this strategy through the purchase of finished lot option contracts and land bank option contracts. These option contracts allow us to optimize our allocation of capital by minimizing up-front acquisition costs while maximizing long-term risk adjusted returns relative to conventional acquisition strategies utilized by many of the public company homebuilders. Pro forma for the H&H Acquisition, as of June 30, 2020, we owned and controlled 13,939 lots through finished lot option contracts and land bank option contracts, representing 99% of our total owned and controlled lots. As a result of these capital efficient arrangements, we have been able to operate at high inventory turnover multiples. Our inventory turnover was 1.8x for the six months ended June 30, 2020 and 2.0x for the year ended December 31, 2019, compared to the average inventory turnover of 1.2x and 1.3x, respectively, among the public company homebuilders for the same periods.

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Strong Revenue Growth. Since breaking ground on our first home on January 1, 2009, we have become one of the nation’s fastest growing homebuilders by revenue. Ranked as the 80th largest private homebuilder in our inaugural appearance on Professional Builder’s Housing Giants list in 2015 based on 2014 revenues, we continued to rapidly ascend that publication’s annual list of U.S. homebuilders ranked by revenue, ranking as the 18th largest private homebuilder on the 2020 Housing Giants list based on 2019 revenues and, pro forma for the H&H Acquisition, we would have been the 11th largest private homebuilder based on 2019 revenues. Our revenue increase over this period represents a compound annual growth rate of approximately 43%.

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Established Presence in High-Growth Markets. We target markets in regions that are generally characterized by high job growth, increasing populations and favorable tax policies and cost of living relative to other regions in the country, which create strong demand for new housing, particularly among our core customer base: entry-level and first-time move-up homebuyers. Pro forma for the H&H Acquisition, the markets in which we operate include Jacksonville, Orlando, Austin, Denver, the greater Washington D.C. metropolitan area, Savannah, Hilton Head, Myrtle Beach, Charlotte, Raleigh-Durham and Fayetteville, each of which is generally benefiting from positive population trends, favorable migration patterns, attractive housing affordability and/or desirable lifestyle and weather characteristics. We believe these prevailing trends align with the interests of our customers of primary focus, entry-level and first-time move-up homebuyers, and position us to take advantage of the favorable supply and demand dynamics in the markets in which we operate. Recently, we have seen substantial migration from urban areas to nearby suburbs in which we design, build and sell our homes, which has further increased as a result of the COVID-19 pandemic.

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Expertise in Sourcing Land and Partnering with Land Developers. Our ability to identify, acquire and, if necessary, manage or arrange for the development of land in desirable locations and on favorable terms is one of the hallmarks of our success and is driven by our company-wide emphasis on continually developing new and existing relationships with land sellers and developers, an approach that we believe differentiates us from other homebuilders. When we identify an attractive land acquisition opportunity, we move decisively to enter into option contracts to control the lots in order to maintain an adequate pipeline for our expected construction needs. We believe our experience and company-wide emphasis on relationship-building with land market participants enable us to efficiently source land and secure options to control and close acquisitions of lots to meet our growth needs. In addition, we have a 49% ownership interest in DF Capital Management, LLC (“DF Capital”), an investment manager focused on investments in land banks and land development joint ventures to deliver finished lots to us and other homebuilders for the construction of new homes. We believe our relationship with DF Capital allows us to act quickly as lot acquisition opportunities are presented because DF Capital generally provides for faster closings and is not subject to the time delays that we historically have experienced when seeking financing for each project.

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Demonstrated Ability to Grow Through Organic Expansion and Targeted Acquisitions. We select the geographic markets in which we operate our homebuilding business through a rigorous selection process overseen by our applicable regional management and approved by our executive land management committee. Since we began operations, we have organically expanded from Jacksonville, Florida to Savannah, Georgia; Denver, Colorado; Austin, Texas; Orlando, Florida; and the greater Washington D.C. metropolitan area. We have also demonstrated our ability to grow externally through our expansion into Hilton Head, South Carolina with our 2019 acquisition and successful integration of Village Park Homes. As we evaluate corporate acquisition opportunities in the future, we expect to continue to place significant importance on specific acquisition criteria including: (i) markets that we believe to have the most opportune long-term housing fundamentals and that can accommodate our asset-light operating model; (ii) established businesses with strong leadership who may be interested in staying with the business post-transaction; (iii) companies with attractive lot pipelines that we believe can grow larger and faster with the benefit of our significant capital resources; and (iv) situations where our purchasing power, back-office administration and our disciplined land acquisition process can capture cost synergy benefits for future margin expansion. We have experienced consistent growth in each of the markets into which we have expanded, including a trend of increasing revenues and profitability after reaching a critical mass of operating leverage through our development of relationships with developers, suppliers and local authorities and our familiarization with local operating dynamics. We believe these successes demonstrate our team’s efficacy at identifying and capitalizing on new market opportunities, which we expect to build upon with our entrance into North Carolina following the H&H Acquisition.

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Focus on Modern, Well-Designed, Energy-Efficient and Technology-Enabled Homes. We build high quality homes at affordable prices with an emphasis on unique, open floor plan designs, and many popular technology features including wireless internet throughout the home, mobile controls for areas such as lights, door locks, garage access and temperature, and other new technologies popular with the emerging 72 million person Millennial demographic, the largest demographic in U.S. history. Our architectural design team monitors customer buying trends in each of our markets and works with our land team to secure lots that permit the building of floor plans that we believe will appeal to our target customers. We empower our customers with the flexibility to personalize their homes at our design studios in collaboration with our dedicated design consultants. We engineer our homes for energy-efficiency, which is aimed at reducing the impact on the environment and lowering energy costs to our homebuyers. Our dedication to superior product design has earned us numerous accolades and honors, including over 30 Parade of Homes awards, the MAME Award for Architectural Design of an Attached Home in 2015 and Northeast Florida’s Builder Association’s Builder of the Year Award in 2016. By providing a more customized product mix of floor plans, amenities and design options in our homes and focusing on our target customers’ priorities, we believe we can continue growing, increasing profitability and earning attractive returns for our stockholders.

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Strong Balance Sheet Flexibility and Liquidity. We are well-positioned with a strong balance sheet and ample liquidity with which to support our ongoing operations, expand our market share in our existing markets and, on an opportunistic basis, explore expansion into new markets through organic growth or acquisition, and service our debt obligations. We believe our asset-light lot acquisition strategy reduces our balance sheet risk relative to other homebuilders that own a higher percentage of their land supply. As of June 30, 2020, 93% of our outstanding debt was in fully collateralized vertical construction lines of credit facilities. In connection with this offering, or shortly thereafter, we intend to replace all of our secured vertical construction lines of credit facilities with a syndicated, unsecured revolving credit facility, with an expected borrowing base of $400.0 million and an accordion feature that allows the facility to expand to a borrowing base of up to $750.0 million. Pro forma for this offering and entry into the new revolving credit facility, we expect to have $    million of cash and $    million of borrowing availability under our new revolving credit facility. We believe that the consolidation of our indebtedness into a single credit facility and the expected terms of the facility will reduce our financing costs, create operating efficiencies and enhance returns.

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Highly Experienced, Aligned and Proven Management Team. We benefit from a highly experienced management team that has demonstrated the ability to adapt to constantly changing market conditions while generating sustained growth and positive financial results and achieving profitability every year since our inception despite commencing operations in an unprecedented economic downturn. Our executive officers and key employees have over 100 years of cumulative experience in the homebuilding industry. To further incentivize our management team, we employ an executive compensation structure designed to align our executive officers’ financial interests with our own interests. Upon the completion of this offering, Mr. Zalupski, our founder, President, Chief Executive Officer and Chairman of our board of directors, and our management team as a group will beneficially own approximately   % and  %, respectively, of our outstanding shares of Class A and Class B common stock, without giving effect to any purchases that certain of these holders may make through the reserved share program, and Mr. Zalupski will beneficially own 100% of our outstanding Class B common stock. We believe our management team’s extensive industry experience, combined with our incentivized executive compensation structure, have been critical to our track-record of sustained profitability and returns on equity and will allow us to continue this success moving forward.

Our Strategy
We intend to achieve our primary business objectives through successful execution of the following strategies:
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Continued Execution of Asset-light Capital Efficient Structure. We are focused on controlling a capital efficient land pipeline sufficient to meet our growth objectives. We believe our asset-light land financing strategy represents a capital efficient platform that allows us to effectively capitalize on growth opportunities in both new and existing markets. Our culture of building and developing external relationships with land sellers, developers and land finance partners enhances our success in both sourcing and executing finished lot and land bank option contracts that are fundamental to this strategy. We believe these arrangements reduce our exposure to economic downcycles and risks associated with direct land ownership and land development and increase optionality to effectively manage our pipeline of finished lots. We intend to continue to emphasize the development of strong external relationships and execute on our asset-light land financing strategy to take advantage of the proven capital efficiencies this strategy provides.

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Capture Market Share in Our High-Growth Markets. Despite our rapid growth since our inception, we believe that there are significant opportunities to profitably expand our market share in our existing high-growth markets, and we are keenly focused on efficiently capturing this potential. In addition, our demonstrated expertise in effectively building homes across product offerings from entry-level through first- and second-time move-up housing provides us with a balanced mix of customers, allowing us to opportunistically tailor our product-focus within each of our markets to target the customer-base that we believe provides the most growth potential. For example, in 2019, we expanded into the growing active adult sector to target consumers that are at least 55 years old and are, or will soon be, “empty nesters.” While we have generally sought to grow organically within our established markets, we also closely monitor the results and growth potential of competing homebuilders and, from time to time, may opportunistically pursue targeted acquisitions within our established markets. We intend to leverage our familiarity with our existing markets to optimize our resources to capture additional market share.
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Opportunistically Enter New Markets. Since our first geographic expansion into Savannah, Georgia in 2013, we have been and remain diligent in evaluating and capitalizing on attractive prospects for geographic expansion. This focus led to our successful entry into high-growth markets across the United States, organically expanding our geographic footprint to include Denver, Colorado; Austin, Texas; the greater Washington D.C. metropolitan area and an increased presence in Florida with our entry into Orlando. In addition to our proven ability to organically establish operations in new markets, both our 2019 acquisition of Village Park Homes, one of the leading builders in Beaufort County, South Carolina, which retained a market share of approximately 22% in 2018 according to Smart Real Estate Data, and our acquisition of H&H Homes, demonstrate our ability to source and execute expansions into new, high-growth markets through targeted acquisitions. We continually evaluate expansion opportunities in markets that align with our profit and return objectives, and we expect to use the expertise gained from our recent new market acquisitions to effectuate opportunistic expansion into additional new metropolitan areas, whether organically or through targeted acquisitions of established homebuilders.

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Drive Improvements in Margins. We believe we benefit from having highly scalable operations in each of our markets. We strive to quickly develop familiarity with the dynamics of each new market that we enter in order to effectively react to the local trends and identify the leading supply and demand drivers. This has generally allowed us to reduce costs in new markets, and our historical results reflect a realization of positive inflection points for our net margins in newly-entered markets once we achieve economies of scale. For example, we entered the Denver, Colorado market in 2015 and recorded nine home closings with a gross margin of 10.3%. In 2019, we recorded 217 home closings in Denver with a gross margin of 16.8%. For the six months ended June 30, 2020, we recorded 97 home closings in Denver and our gross margin increased to 19.5%. We pursue opportunities more aggressively in our markets that are generating the greatest returns and act more cautiously in divisions where operational efficiency has yet to be reached, and we intend to continue this strategy in order to maximize our profitability.

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Deliver an Exceptional Customer Experience. We are focused on customer satisfaction and ensuring that each customer’s experience exceeds his or her expectations. We seek to maximize customer satisfaction by providing attentive one-on-one customer service throughout the home buying process, empowering our customers with flexibility to personalize their homes and actively soliciting feedback from all of our customers. Our emphasis on adapting to meet potential homebuyer needs led to increased use of our virtual home tours beginning in April 2020, which has become an increasingly popular and effective marketing strategy following the outbreak of the COVID-19 pandemic in March 2020. In addition, we launched our “Stay Home & Buy a Home” program in April 2020 as another means for customers to safely and efficiently purchase a new home without leaving their current home. We believe these efforts have been crucial to our ability to sell homes during the COVID-19 pandemic, and we have recorded increasing monthly net new orders totals since April 2020, relative to our historical results.

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Maximize Capture and Profitability with our Mortgage Banking Joint Venture. Our mortgage banking joint venture, Jet HomeLoans, LLC (“Jet LLC”), offers financing to our homebuyers and helps us more effectively convert backlog into home closings. We believe Jet LLC provides a distinct competitive advantage relative to homebuilders without holistic mortgage solutions for clients, as many of our homebuyers seek an integrated home buying experience. Jet LLC allows us to use mortgage finance as an additional sales tool, it helps ensure and enhance our customer experience, it allows us to prequalify buyers early in the home buying process and it provides us better visibility in converting our sales backlog into closings. For the year ended December 31, 2019, Jet LLC originated and funded 1,606 home loans with an aggregate principal amount of approximately $436 million and generated net income of approximately $4.5 million. We believe that Jet LLC will continue to be a meaningful source of incremental revenues and profitability for us, and we have the ability to acquire our partner’s 51% interest in Jet LLC in the future at our option.

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Maintaining a Prudent Capital Structure. We carefully manage our liquidity by continuously monitoring cash flow, capital spending and debt capacity. Our focus on maintaining our financial strength and flexibility provides us with the ability to execute our strategies through economic downcycles and other potential headwinds. In furtherance of this focus, in connection with this offering, or shortly thereafter, we intend to replace all of our vertical construction lines of credit facilities with a syndicated, unsecured revolving credit facility. We intend to maintain a conservative approach to managing our balance sheet, which, together with our asset-light land acquisition strategy, we believe will preserve our operational and strategic flexibility.

Recent Developments
H&H Acquisition
On January 29, 2020, DFH LLC entered into a membership interest purchase agreement, which was subsequently amended (as amended to date, the “H&H Purchase Agreement”), with H&H Constructors, Inc., a North Carolina corporation (“H&H Seller”), to purchase 100% of the issued and outstanding membership interests in H&H Constructors of Fayetteville, LLC, a North Carolina limited liability company (“H&H LLC”), thereby acquiring H&H Homes. Pursuant to the H&H Purchase Agreement, we paid $29.5 million in cash at the closing of the transaction (which was equal to 110% of book equity shown on H&H LLC’s most recent balance sheet), subject to customary purchase price adjustments, and we will pay contingent consideration, if any, payable pursuant to an “earn out” arrangement. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of Our Financial Condition and Results of Operations—H&H Acquisition” in this prospectus for additional information. We consummated the H&H Acquisition on October 5, 2020.
Impact of COVID-19
The COVID-19 pandemic has adversely impacted our business and may adversely impact our business in the future. After a strong start to 2020 during which we recorded 597 net home sales in the first two months of the year, the World Health Organization (“WHO”) declared the global spread of the COVID-19 virus a global pandemic on March 11, 2020. Following this announcement, our homebuilding business began to decline in March 2020, and, in April 2020, we recorded 136 net new orders, a 36% decrease year over year and our lowest number of net new orders during a calendar month since January 2019. However, we have seen a strong resurgence in net new orders of 293, 363, 368 and 448 homes in May, June, July and August 2020, respectively, representing increases over the prior year periods of 68%, 86%, 35% and 182%, respectively. These net new orders totals for May, June, July and August 2020 rank as the fifth, third, second and first highest single-month net new orders totals in our history as of August 31, 2020. As a result of the COVID-19 pandemic, we have observed an amplification of migration from urban centers to the suburban areas in which we build our homes, and an increase in entry-level homebuyers, one of our primary customer focuses, seeking to move out of apartments and into more spacious homes, as people are generally spending more time at home with remote-working arrangements increasing in prevalence. In addition, the U.S. Federal Reserve’s (the “Federal Reserve”) efforts to address the sharp economic downturn that resulted from the COVID-19 pandemic has contributed to mortgage interest rates reaching historic lows. According to the Federal Home Loan Mortgage Corporation’s (“Freddie Mac”) nationwide survey of mortgage rates released on July 16, 2020, the average rate on a 30-year fixed mortgage has fallen below 3.0% for the first time since the mortgage-backed finance firm began publishing data in 1971. We believe such low interest rates, particularly if sustained through broader economic recovery and job creation, are likely to serve as a powerful incentive for some potential homebuyers to expedite their next home purchase in order to secure these favorable mortgage terms, therefore driving home sales.
Our primary focus remains doing everything we can to ensure the safety and well-being of our employees, customers and trade partners. While COVID-19 infection rates, hospitalizations and deaths declined in certain parts of the country since the initial surge in April and May 2020, infection rates increased significantly in other parts of the country, including in Florida and Texas during June and July 2020, two states that account for a significant portion of our homebuilding business. Residential construction has been deemed an essential business in each of our markets throughout the COVID-19 pandemic. In addition, state and/or local governments in each of our markets have instituted social distancing measures and other restrictions, which have resulted in significant changes to the way we conduct business. In all markets where we are permitted to operate, we are operating in accordance with the guidelines issued by the Centers for Disease Control and Prevention, as well as state and local guidelines.
Despite the encouraging rebound in our net new orders since April 2020, we cannot be certain that these positive trends will continue if COVID-19 infections and related hospitalizations and deaths continue to grow in our core markets or that we will be able to convert net new orders into home closings. There is uncertainty regarding the extent and timing of the disruption to our business that may result from the COVID-19 pandemic and any related governmental actions. There is also uncertainty as to the effects of the COVID-19 pandemic and related economic relief efforts on the U.S. economy, unemployment, consumer confidence, demand for our homes and the mortgage market, including lending standards, interest rates and secondary mortgage markets. We are unable to predict the extent to which this will impact our operational and financial performance, including the impact of future developments such as the duration and spread of the COVID-19 virus, corresponding governmental actions and the impact of such on our employees, customers and trade partners.
For more information, see “Risk Factors—Our business could be materially and adversely disrupted by an epidemic or pandemic (such as the current COVID-19 pandemic), or similar public threat, or fear of such an event, and the measures that federal, state and local governments and other authorities implement to address it.”
Corporate Reorganization and Ownership Structure
Dream Finders Homes, Inc., a recently formed Delaware corporation, or DFH Inc., is currently a direct, wholly owned subsidiary of Dream Finders Holdings LLC, a Florida limited liability company, or DFH LLC. Immediately prior to or concurrently with the closing of this offering, pursuant to the terms of the Agreement and Plan of Merger and Reorganization filed as an exhibit to the Registration Statement of which this prospectus forms a part, DFH Merger Sub LLC, a Delaware limited liability company and direct, wholly owned subsidiary of DFH Inc., will merge with and into DFH LLC with DFH LLC as the surviving entity. As a result of the merger, all of the outstanding non-voting common units and Series A preferred units of DFH LLC will be converted into shares of Class A common stock of DFH Inc., all of the outstanding common units of DFH LLC will be converted into shares of Class B common stock of DFH Inc. and all of the outstanding Series B preferred units and Series C preferred units of DFH LLC will remain outstanding as Series B preferred units and Series C preferred units of DFH LLC, as the surviving entity in the merger. We refer to this and certain other related events and transactions, as more fully described under “Corporate Reorganization” in this prospectus, as the “Corporate Reorganization.” In connection with the Corporate Reorganization, we intend to make distributions to the owners of the entities comprising our predecessor for estimated federal income taxes of approximately $5.4 million on earnings of our predecessor (which was a pass-through entity for tax purposes) for the period from January 1, 2020 through June 30, 2020.
Immediately following the Corporate Reorganization, (1) DFH Inc. will be a holding company and the managing member of DFH LLC, with no material assets other than 100% of the voting membership interests in DFH LLC, (2) the holders of common units, non-voting common units and Series A preferred units of DFH LLC will become stockholders of DFH Inc., (3) the holders of the Series B preferred units of DFH LLC outstanding immediately prior to the Corporate Reorganization will hold all 7,143 of the outstanding Series B preferred units of DFH LLC, and (4) the holders of the Series C preferred units of DFH LLC outstanding immediately prior to the Corporate Reorganization will hold all 26,000 of the outstanding Series C preferred units of DFH LLC.
Following the Corporate Reorganization, the Series B preferred units and the Series C preferred units of DFH LLC will have the rights noted below:
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Distributions on the Series B preferred units equal to an 8% per annum cumulative preferred return on any outstanding and unreturned capital contribution attributable to such Series B preferred units (the “Series B Preferred Return”), and thereafter up to $1,000 per unit as a return of capital contribution, which distributions are subordinated to distributions on the Series C preferred units but are prior to distributions on the membership interests in DFH LLC that we own.

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Quarterly distributions (the “Required Quarterly Series C Payments”) on the Series C preferred units equal to the sum of (i) an 11% per annum cumulative preferred return on any outstanding and unreturned capital contribution attributable to such Series C preferred units (the “Series C Preferred Return”) and (ii) all proceeds not previously distributed to the Series C Investors from lot sales by certain of our joint ventures, and thereafter up to $1,000 per unit as a return of capital contribution, which distributions are prior to distributions on the membership interests in DFH LLC that we own.

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Upon the occurrence of certain events, including certain events of default, bankruptcies, events of fraud by DFH LLC or if the Series C preferred units have not been redeemed by December 31, 2021 (which date can be extended by us to June 30, 2022), the holders of the Series C preferred units have the right to convert their Series C preferred units to an aggregate amount of Class A common stock equal to either (1) % of the issued and outstanding shares of Class A common stock or (2) the value of the unpaid Series C Preferred Return.

•	The Series B preferred units are redeemable at our option at any time on or prior to September 20, 2022.
•	The Series C preferred units are redeemable at our option at any time on or prior to December 31, 2021 (which date can be extended by us to June 30, 2022).
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The Series C Investors may force DFH LLC to redeem all outstanding Series C preferred units (i) after December 31, 2021 (which date can be extended by us to June 30, 2022) if DFH LLC does not redeem the Series C preferred units by such date or (ii) at any time in the event of certain defaults, bankruptcies or events of fraud by DFH LLC.

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The holders of the Series B preferred units have certain voting and approval rights, including with respect to the right of DFH LLC to issue or sell equity securities ranking senior to or pari passu with their Series B preferred units.

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The holders of the Series C preferred units have certain approval rights, including with respect to a sale of substantially all of certain of our subsidiaries’ assets, the right to make adverse modifications to DFH LLC’s operating agreement, the right of DFH LLC to issue or sell equity securities ranking senior to or pari passu with their Series C preferred units and the right to enforce certain financial covenants on DFH LLC.

•	Both the Series B preferred units and the Series C preferred units have a liquidation preference over the membership interests in DFH LLC that we own.
See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Series B Preferred Units” and “—Series C Preferred Units” for a description of the Series B preferred units and the Series C preferred units.
Prior to the Corporate Reorganization, DFH Inc. has not conducted any activities other than in connection with its incorporation and in preparation for this offering and has no material assets other than a 100% membership interest in DFH Merger Sub LLC.

The following diagram indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters’ option to purchase additional shares of our Class A common stock is not exercised).

(1)	See “Corporate Reorganization—Existing Owners’ Ownership” for a discussion of the interests held by the Existing Owners.
(2)
See “Note 11. Variable Interest Entities and Investments in Other Entities” to our consolidated financial statements included elsewhere in this prospectus for a description of our joint ventures, including those that were determined to be variable interest entities (“VIE”), and the related accounting treatment.

Risk Factors
Investing in our Class A common stock involves risks associated with our business, our industry, environmental, health, safety and other regulations and other material factors. You should carefully read the sections of this prospectus entitled “Risk Factors” and “Cautionary Note Regarding Forward Looking Statements” for an explanation of these risks before investing in our Class A common stock. These risks include, among others, the following:
•	our inability to successfully identify, secure and control an adequate inventory of lots at reasonable prices;
•	the tightening of mortgage lending standards and mortgage financing requirements;
•	the housing market may not continue to grow at the same rate, or may decline;
•	a shortage of building materials or labor, or increases in materials or labor costs, could delay or increase the cost of home construction;
•	the effect of the COVID-19 pandemic on our business, suppliers and trade partners;
•	the seasonal and cyclical nature of our business;
•
volatility in the credit and capital markets may impact our cost of capital and our ability to access necessary financing and the difficulty in obtaining sufficient capital could prevent us from acquiring lots for our development or increase our costs and delays in the completion of our homebuilding expenditures;

•	we are a holding company, and we are accordingly dependent upon distributions from our subsidiaries to pay dividends, if any, taxes and other expenses;
•	we have identified material weaknesses in our internal control over financial reporting;
•
there is currently no public market for shares of our Class A common stock, a trading market for our Class A common stock may never develop following this offering and our Class A common stock price may be volatile and could decline substantially following this offering;

•
the initial public offering of our Class A common stock may not be indicative of the market price of our Class A common stock after this offering, and an active, liquid and orderly trading market for our Class A common stock may not develop or be maintained, and our stock price may be volatile;

•	the Series C preferred units of DFH LLC have certain protective covenants, which could limit our ability to engage in certain business combinations, recapitalizations or other fundamental changes; and
•	Mr. Zalupski will have the ability to direct the voting of a majority of the voting power of our common stock, and his interests may conflict with those of our other stockholders.
Implications of Being an Emerging Growth Company
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:
•
we are required to have only two years of audited financial statements and only two years of related selected financial data in Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•
we are exempt from the requirement that critical audit matters be discussed in our independent auditor’s reports on our audited financial statements or any other requirements that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”) unless the U.S. Securities and Exchange Commission (the “SEC”) determines that the application of such requirements to emerging growth companies is in the public interest;

•
we are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

•
we are exempt from the “say on pay,” “say on frequency,” and “say on golden parachute” advisory vote requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”); and

•
we are exempt from certain disclosure requirements of the Dodd-Frank Act relating to compensation of our executive officers and are permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues are $1.07 billion or more; (ii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or (iii) the date on which we are deemed to be a “large accelerated filer,” which will occur as of the end of any fiscal year in which we have (x) an aggregate market value of our common equity securities held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (y) been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months and (z) filed at least one annual report pursuant to the Exchange Act.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards, but we intend to irrevocably opt out of the extended transition period and, as a result, will adopt new or revised accounting standards on the relevant dates in which adoption of such standards is required for other public companies. For a description of the qualifications and other requirements applicable to emerging growth companies and certain elections that we have made due to our status as an emerging growth company, see “Risk Factors—Risks Related to this Offering and Ownership of Our Class A Common Stock—For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.”
Our Offices
Our principal executive offices are currently located at 14701 Philips Highway, Suite 300, Jacksonville, Florida 32256, and our telephone number at that address is (904) 644-7670. Our website address is www.dreamfindershomes.com. Our website and the information contained in our website or connected to our website are not and will not be deemed to be incorporated into this prospectus or the registration statement of which this prospectus forms a part, and you should not consider such information part of this prospectus or rely on any such information in making your decision whether to purchase our Class A common stock.

THE OFFERING
Class A common stock offered by us
    shares (    shares if the underwriters’ option to purchase additional shares of our Class A common stock is exercised in full).
Option to purchase additional shares
We have granted the underwriters a 30-day option to purchase up to an aggregate of     additional shares of our Class A common stock.
Class A common stock to be outstanding immediately after completion of this offering
    shares (    shares if the underwriters’ option to purchase additional shares of our Class A common stock is exercised in full).
Class B common stock to be outstanding immediately after completion of this offering shares.
Voting rights
After completion of this offering, our common stock will consist of two classes: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting, transfer and conversion rights. The holders of Class A common stock are entitled to one vote per share, and the holders of Class B common stock are entitled to three votes per share, on all matters that are subject to stockholder vote.
The shares of Class A common stock and Class B common stock issued and outstanding after this offering will represent approximately   % and   %, respectively, of the total number of our shares of Class A common stock and Class B common stock and approximately   % and   %, respectively, of the combined voting power of our Class A common stock and Class B common stock issued and outstanding after this offering. As a result of Mr. Zalupski’s ownership of shares of Class B common stock, he will be able to control matters requiring stockholder approval, including the election and removal of directors, changes to our organizational documents and significant corporate transactions, including any merger, consolidation or sale of all or substantially all of our assets.
Following this offering, each share of Class B common stock may be converted into one share of Class A common stock at the option of the holder thereof and will be converted into one share of Class A common stock upon transfer thereof, subject to certain exceptions. Further, all of the shares of our Class B common stock will automatically convert into shares of Class A common stock upon the date when Mr. Zalupski and permitted transferees of our Class B common stock cease to hold shares of Class B common stock representing, in the aggregate, at least 10% or more of the total number of shares of Class A common stock and Class B common stock issued and outstanding. Shares of our Class A common stock are not convertible into any other shares of our capital stock. See “Principal Stockholders” and “Description of Capital Stock—Class A Common Stock and Class B Common Stock” in this prospectus for additional information.
Use of proceeds
We expect the net proceeds from this offering to be approximately $    million, assuming an initial public offering price of $    per share (the midpoint of the price range set forth on the cover page of this prospectus) (or approximately $    million if the underwriters’ option to purchase additional shares of our Class A common stock is exercised in full) and after deducting estimated underwriting discounts and commissions and the estimated offering expenses payable by us.
We intend to use the net proceeds from this offering primarily for the acquisition of land and for general corporate purposes, including home construction and other related purposes. We may also use a portion of the net proceeds we receive from this offering to supplement the refinancing of our existing vertical construction lines of credit facilities. See “Use of Proceeds” in this prospectus for additional information.
Dividend policy
We do not anticipate paying any cash dividends on our common stock for the foreseeable future. Any determination to pay dividends to holders of our common stock will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments and such other factors as our board of directors deems relevant in its discretion. See “Dividend Policy” in this prospectus for additional information.
Controlled company
Upon completion of this offering, our founder, President, Chief Executive Officer and Chairman of our board of directors will control more than 50% of the voting power of our outstanding common stock. As a result, we intend to avail ourselves of the “controlled company” exemptions under Nasdaq rules, including exemptions from certain of the corporate governance standards. See “Management—Controlled Company Status.”
Listing and trading symbol
We intend to apply to list our Class A common stock on the Nasdaq Global Select Market under the symbol “DFH.”
Risk factors
You should carefully read and consider the information beginning on page 23 of this prospectus set forth under the heading “Risk Factors” and all other information set forth in this prospectus before deciding to invest in our Class A common stock.

Reserved shares
At our request,     and its affiliates (the “Reserved Share Underwriter”) have reserved for sale, at the initial public offering price, up to     shares of Class A common stock, or up to   % of the shares of Class A common stock offered by this prospectus, for sale to some of our directors, officers, employees, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares of Class A common stock available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of Class A common stock offered by this prospectus. Shares purchased by our directors and officers in the reserved share program will be subject to lock-up restrictions described in this prospectus. We have agreed to indemnify the Reserved Share Underwriter against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the reserved shares. See “Underwriting—Reserved Shares” in this prospectus for additional information.
The number of shares of Class A common stock and Class B common stock to be outstanding after this offering is based on     shares of Class A common stock and     shares of Class B common stock outstanding as of June 30, 2020, after giving effect to the Corporate Reorganization, and excludes:
•	shares of our Class A common stock issuable upon the conversion of the outstanding shares of our Class B common stock;
•	shares of Class A common stock reserved for issuance pursuant to our equity incentive plan, which we plan to adopt in connection with this offering (our “LTIP”); and
•	shares of Class A common stock that could be issued in the future upon conversion of Series C preferred units of DFH LLC under certain circumstances.
Except as otherwise noted, all information in this prospectus assumes or gives effect to:
•
the Corporate Reorganization, including (i) the conversion of all outstanding common units of DFH LLC into an aggregate of     shares of Class B common stock of DFH Inc. upon the consummation of the Corporate Reorganization; (ii) the conversion of all outstanding non-voting common units of DFH LLC into an aggregate of     shares of Class A common stock of DFH Inc. upon the consummation of the Corporate Reorganization; and (iii) the conversion of all outstanding Series A preferred units of DFH LLC into an aggregate of     shares of Class A common stock of DFH Inc. upon the consummation of the Corporate Reorganization;

•	no exercise by the underwriters of their option to purchase additional shares of our Class A common stock;
•	the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws upon the consummation of the Corporate Reorganization;
•	no purchase of our Class A common stock by executive officers, directors or stockholders through the reserved share program;
•
    shares of Class A common stock to be issued to certain members of our management team in respect of unvested awards of non-voting common units of DFH LLC, which will vest in connection with the Corporate Reorganization and this offering, previously granted to such individuals as equity-based compensation; and

•
    shares of Class A common stock assuming an initial public offering price of $   per share (the midpoint of the price range set forth on the cover page of this prospectus, with the actual amount equal to $ divided by the initial public offering price) to be issued to certain of our officers and employees.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA
Historically, our business has been operated through DFH LLC. DFH Inc. was incorporated in September 2020 and does not have historical financial operating results. The following table shows summary historical and pro forma consolidated financial and operating data for the periods and as of the dates indicated. The summary historical consolidated financial data of our predecessor, DFH LLC, as of and for the years ended December 31, 2019 and 2018 was derived from the audited historical consolidated financial statements of our predecessor included elsewhere in this prospectus. The summary historical unaudited condensed consolidated financial data of our predecessor as of June 30, 2020 and for the six months ended June 30, 2020 and 2019 was derived from the unaudited condensed consolidated financial statements of our predecessor included elsewhere in this prospectus. The summary historical unaudited condensed consolidated financial data of our predecessor has been prepared on a consistent basis with the audited historical consolidated financial statements of our predecessor. In the opinion of management, such summary historical unaudited condensed consolidated financial data reflects all adjustments (consisting of normal recurring adjustments) considered necessary to fairly state our financial position for the periods presented. The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the full year.
The summary unaudited pro forma condensed consolidated financial data has been derived from our unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus. The summary unaudited pro forma condensed statements of comprehensive income for the six months ended June 30, 2020 and the year ended December 31, 2019 have been prepared to give pro forma effect to (i) the Corporate Reorganization described under “Corporate Reorganization,” (ii) the H&H Acquisition, (iii) this offering and the receipt of net proceeds therefrom, (iv) the replacement of all of our vertical construction lines of credit facilities with a syndicated, unsecured revolving credit facility and (v) planned distributions to the owners of the entities comprising our predecessor for estimated federal income taxes of approximately $5.4 million on earnings of our predecessor (which was a pass-through entity for tax purposes) for the period from January 1, 2020 through June 30, 2020, as if each of the foregoing transactions had been completed as of June 30, 2020 with respect to the unaudited pro forma balance sheet as of June 30, 2020, and as of January 1, 2019 with respect to the unaudited pro forma statements of comprehensive income for the six months ended June 30, 2020 and the year ended December 31, 2019 (such transactions collectively, the “Adjustment Transactions”). The summary unaudited pro forma condensed consolidated financial data is presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the Adjustment Transactions been consummated on the dates indicated and do not purport to be indicative of statements of financial position or results of operations as of any future date or for any future period.
Our historical results are not necessarily indicative of future operating results. You should read the following table in conjunction with “Unaudited Pro Forma Financial Information,” “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Corporate Reorganization” and the historical consolidated financial statements of our predecessor and accompanying notes included elsewhere in this prospectus.
	DFH Inc. Pro Forma		Predecessor Historical
	Six Months Ended June 30, 2020	Year Ended December 31, 2019	Six Months Ended June 30,		Year Ended December 31,
			2020	2019	2019	2018
	(unaudited)		(unaudited)
	($ in thousands, except per share data and average sales price of homes closed)
Consolidated Statements of Comprehensive Income Data:
Revenues	$493,765	$976,561	$388,540	$308,420	$744,292	$522,258
Cost of sales	430,732	857,436	334,982	267,455	641,340	454,403
Selling, general and administrative expense(1)	41,815	70,213	34,898	24,876	58,734	43,545
Income from equity in earnings of unconsolidated entities	(3,286)	(2,208)	(3,286)	(854)	(2,208)	(1,271)
Gain on sale of assets	(34)	(29)	(34)	(20)	(29)	(3,293)
Other income	(936)	(2,471)	(919)	(1,225)	(2,448)	(3,016)
Other expense	2,556	3,784	2,556	1,157	3,784	7,948
Interest expense	82	1,446	82	82	221	682
Income tax expense	—	—	—	—	—	—
Net and comprehensive income	$22,836	$48,390	$20,261	$16,948	$44,898	$23,261

	DFH Inc. Pro Forma		Predecessor Historical
	Six Months Ended June 30, 2020	Year Ended December 31, 2019	Six Months Ended June 30,		Year Ended December 31,
			2020	2019	2019	2018
	(unaudited)		(unaudited)
	($ in thousands, except per share data and average sales price of homes closed)
Net and comprehensive income attributable to noncontrolling interests	$(1,957)	$(5,707)	$(1,957)	$(2,478)	$(5,707)	$(5,939)
Net and comprehensive income attributable to Dream Finders	$20,879	$42,683	$18,304	$14,471	$39,191	$17,322
Earnings per share (unit for predecessor):
Basic			$161.99	$128.04	$353.40	$170.92
Diluted			$161.80	$128.04	$353.40	$170.92
Weighted average number of shares (units for predecessor):
Basic			99,065	97,830	97,830	97,830
Diluted			99,896	97,830	97,830	97,830
Consolidated Balance Sheets Data (at period end):
Cash and cash equivalents	$25,597		$35,057	$20,865	$44,007	$19,809
Total assets	693,711		546,820	483,090	514,919	375,446
Long-term debt, net	379,319		258,835	240,103	232,013	175,876
Total stockholders’ (members’ for predecessor) equity	171,818		171,818	143,349	161,491	91,434
Other Financial and Operating Data (unaudited):
Active communities at end of period(2)	131	141	86	77	85	53
Home closings	1,410	2,851	1,037	778	2,048	1,408
Average sales price of homes closed	$345,678	$344,394	$366,604	$383,095	$362,728	$361,860
Net new orders	2,201	2,955	1,641	1,066	2,139	1,349
Cancellation rate	15.0%	15.4%	14.9%	13.5%	15.6%	15.8%
Backlog (at period end) - homes	1,863	1,082	1,457	1,051	854	636
Backlog (at period end) - value	$660,697	$405,703	$539,856	$390,775	$334,783	$249,672
Gross margin(3)	$60,888	$114,578	$51,413	$38,978	$98,405	$64,650
Gross margin %(4)	12.4%	11.8%	13.3%	12.7%	13.3%	12.5%
Adjusted gross margin(5)	$98,944	$192,149	$81,842	$62,047	$156,344	$103,974
Adjusted gross margin %(4)(5)	20.1%	19.8%	21.2%	20.3%	21.1%	20.0%
EBITDA(5)	$39,055	$85,053	$33,454	$26,153	$70,522	$37,308
EBITDA margin %(5)(6)	7.9%	8.7%	8.6%	8.5%	9.5%	7.1%
Adjusted EBITDA(5)	$39,503	$85,948	$33,902	$26,451	$71,417	$38,204
Adjusted EBITDA margin %(5)(6)	8.0%	8.8%	8.7%	8.6%	9.6%	7.3%
(1)
When compared to the Pro Forma Statements of Comprehensive Income, we reclassified $5.8 million and $13.1 million from selling, general and administrative expense to cost of sales in the DFH Inc. Pro Forma Consolidated Statements of Comprehensive Income Data for the six months ended June 30, 2020 and December 31, 2019, respectively. These expenses relate to commissions and interest, which H&H Homes historically classified as selling, general and administrative expense; we classify these expenses in cost of sales.

(2)	A community becomes active once the model is completed or the community has its fifth sale. A community becomes inactive when it has fewer than five units remaining to sell.
(3)	Gross margin is home sales revenue less cost of sales.
(4)	Calculated as a percentage of home sales revenues.
(5)
Adjusted gross margin, EBITDA and adjusted EBITDA are non-GAAP financial measures. For definitions of adjusted gross margin, EBITDA and adjusted EBITDA and a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, see “—Non-GAAP Financial Measures.”

(6)	Calculated as a percentage of revenues.

Non-GAAP Financial Measures
Adjusted Gross Margin
Adjusted gross margin is a non-GAAP financial measure used by management as a supplemental measure in evaluating operating performance. We define adjusted gross margin as gross margin excluding the effects of capitalized interest, amortization included in the cost of sales (including adjustments resulting from the application of purchase accounting in connection with acquisitions) and commission expense. Our management believes this information is meaningful because it isolates the impact that capitalized interest, amortization (including purchase accounting adjustments) and commission expense have on gross margin. However, because adjusted gross margin information excludes capitalized interest, amortization (including purchase accounting adjustments) and commission expense, which have real economic effects and could impact our results of operations, the utility of adjusted gross margin information as a measure of our operating performance may be limited. In addition, other companies may not calculate adjusted gross margin information in the same manner that we do. Accordingly, adjusted gross margin information should be considered only as a supplement to gross margin information as a measure of our performance.
The following table presents a reconciliation of adjusted gross margin to the GAAP financial measure of gross margin for each of the periods indicated (unaudited and in thousands, except percentages).
	DFH Inc. Pro Forma		Predecessor Historical
	Six Months Ended June 30, 2020	Year Ended December 31, 2019	Six Months Ended June 30,		Year Ended December 31,
			2020	2019	2019	2018
Revenues	$493,765	$976,561	$388,540	$308,420	$744,292	$522,258
Other revenue	2,145	4,547	2,145	1,987	4,547	3,205
Home sales revenues	$491,620	$972,014	$386,395	$306,433	$739,745	$519,053
Cost of sales	430,732	857,436	334,982	267,455	641,340	454,403
Gross margin(1)	$60,888	$114,578	$51,413	$38,978	$98,405	$64,650
Interest expensed in cost of sales	14,524	28,154	11,799	7,744	21,055	16,369
Amortization in cost of sales(2)	1,658	9,247	1,658	2,435	7,119	550
Commission expense	21,874	40,170	16,972	12,890	29,765	22,410
Adjusted gross margin	$98,944	$192,149	$81,842	$62,047	$156,344	$103,974
Gross margin %(3)	12.4%	11.8%	13.3%	12.7%	13.3%	12.5%
Adjusted gross margin %(3)	20.1%	19.8%	21.2%	20.3%	21.1%	20.0%
(1)	Gross margin is home sales revenue less cost of sales.
(2)	Includes purchase accounting adjustment, as applicable.
(3)	Calculated as a percentage of home sales revenues.
EBITDA and Adjusted EBITDA
EBITDA and adjusted EBITDA are not measures of net income as determined by GAAP. EBITDA and adjusted EBITDA are supplemental non-GAAP financial measures used by management and external users of our consolidated financial statements, such as industry analysts, investors, lenders and rating agencies. We define EBITDA as net income before (i) interest income, (ii) capitalized interest expensed in cost of sales, (iii) interest expense, (iv) income tax expense and (v) depreciation and amortization. We define adjusted EBITDA as EBITDA before stock-based compensation expense.
Management believes EBITDA and adjusted EBITDA are useful because they allow management to more effectively evaluate our operating performance and compare our results of operations from period to period without regard to our financing methods or capital structure or other items that impact comparability of financial results from period to period. EBITDA and adjusted EBITDA should not be considered as alternatives to, or more meaningful than, net income or any other measure as determined in accordance with GAAP. Our computations of EBITDA and adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA of other companies. We present EBITDA and adjusted EBITDA because we believe they provide useful information regarding the factors and trends affecting our business.

The following table presents a reconciliation of EBITDA and adjusted EBITDA to the GAAP financial measure of net income for each of the periods indicated (unaudited and in thousands, except percentages).
	DFH Inc. Pro Forma		Predecessor Historical
	Six Months Ended June 30, 2020	Year Ended December 31, 2019	Six Months Ended June 30,		Year Ended December 31,
			2020	2019	2019	2018
Net income	$20,879	$42,683	$18,304	$14,471	$39,191	$17,322
Interest income	(35)	(105)	(34)	(22)	(99)	(9)
Interest expense in cost of sales	13,655	25,446	11,799	7,744	21,055	16,364
Interest expense	951	4,155	82	82	221	682
Income tax expense	—	—	—	—	—	—
Depreciation and amortization	3,605	12,875	3,303	3,878	10,154	2,949
EBITDA	$39,055	$85,053	$33,454	$26,153	$70,522	$37,308
Stock-based compensation expense	448	895	448	298	895	896
Adjusted EBITDA	$39,503	$85,948	$33,902	$26,451	$71,417	$38,204
EBITDA margin %(1)	7.9%	8.7%	8.6%	8.5%	9.5%	7.1%
Adjusted EBITDA margin %(1)	8.0%	8.8%	8.7%	8.6%	9.6%	7.3%
(1)	Calculated as a percentage of revenues.

RISK FACTORS
An investment in our Class A common stock involves a high degree of risk. Before making an investment decision, you should carefully consider the specific risk factors set forth below, together with the other information included elsewhere in this prospectus. If any of the risks discussed in this prospectus occur, our business, prospects, liquidity, financial condition and results of operations could be materially impaired, in which case the trading price of our Class A common stock could decline significantly and you could lose all or part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Cautionary Note Regarding Forward-Looking Statements.”
Risks Related to Our Business
Our inability to successfully identify, secure and control an adequate inventory of lots at reasonable prices could adversely impact our operations.
The results of our homebuilding operations depend in part upon our continuing ability to successfully identify, control and acquire an adequate number of homebuilding lots in desirable locations. There can be no assurance that an adequate supply of homebuilding lots will continue to be available to us on terms similar to those available in the past, or that we will not be required to devote a greater amount of capital to controlling homebuilding lots than we have historically. In addition, because we employ an asset-light business model, we may have access to fewer and less attractive homebuilding lots than if we owned lots outright, like some of our competitors who do not operate under an asset-light model. An insufficient supply of homebuilding lots in one or more of our markets, an inability of our developers to deliver finished lots in a timely fashion due to their inability to secure financing to fund development activities, delays in recording deeds conveying controlled lots as a result of government shut downs or stay-at-home orders, or for other reasons, or our inability to purchase or finance homebuilding lots on reasonable terms could have a material adverse effect on our sales, profitability, stock performance, ability to service our debt obligations and future cash flows. Any land shortages or any decrease in the supply of suitable land at reasonable prices could limit our ability to develop new communities or result in increased lot deposit requirements or land costs. We may not be able to pass through to our customers any increased land costs, which could adversely impact our revenues, earnings and margins.
Tightening of mortgage lending standards and mortgage financing requirements, untimely or incomplete mortgage loan originations for our homebuyers and rising mortgage interest rates could adversely affect the availability of mortgage loans for potential purchasers of our homes and thereby materially and adversely affect our business, prospects, liquidity, financial condition and results of operations.
Almost all of our customers finance their purchases through lenders that provide mortgage financing. Mortgage interest rates have generally trended downward for the last several decades and reached historic lows in the summer of 2020, which has made the homes we sell more affordable. However, we cannot predict whether mortgage interest rates will continue to fall, remain low or rise. If mortgage interest rates increase, the ability of prospective homebuyers to finance home purchases may be adversely affected, and, as a result, our operating results may be significantly negatively impacted. Our homebuilding activities are dependent upon the availability of mortgage financing to homebuyers, which is expected to be impacted by continued regulatory changes and fluctuations in the risk appetites of lenders. The financial documentation, down payment amounts and income to debt ratio requirements are subject to change and could become more restrictive.
The federal government has a significant role in supporting mortgage lending through its conservatorship of Federal National Mortgage Association (“Fannie Mae”) and Freddie Mac, both of which purchase or insure mortgage loans and mortgage loan-backed securities, and its insurance of mortgage loans through or in connection with the Federal Housing Administration (“FHA”), the Veterans Administration (“VA”) and the U.S. Department of Agriculture (“USDA”). FHA and VA backing of mortgage loans has been particularly important to the mortgage finance industry and to our business. Increased lending volume and losses insured by the FHA have resulted in a reduction of the FHA insurance fund. If either the FHA or VA raised their down payment requirements or lowered maximum loan amounts, our business could be materially affected. In addition, changes in governmental regulation with respect to mortgage lenders could adversely affect demand for housing.
The availability and affordability of mortgage loans, including mortgage interest rates for such loans, could also be adversely affected by a scaling back or termination of the federal government’s mortgage loan-related programs or policies. Fannie Mae, Freddie Mac, FHA, USDA and VA backed mortgage loans have been an important factor in marketing and selling many of our homes. Given that a majority of our customers’ mortgages conform with terms established by Freddie Mac and Fannie Mae and FHA, USDA and VA-backed mortgaged collectively represent approximately 30% of our homebuyers’ mortgages in the year ended December 31, 2019 and approximately 40% of our homebuyers’ mortgages in the six months ended June 30, 2020, any limitations or restrictions in the availability of, or higher consumer costs for, such government-backed financing could adversely affect our business, prospects, liquidity, financial condition and results of operations. The elimination or curtailment of state bonds to assist homebuyers could materially and adversely affect our business, prospects, liquidity, financial condition and results of operations.
In addition, certain current regulations impose, and future regulations may strengthen or impose new, standards and requirements relating to the origination, securitization and servicing of residential consumer mortgage loans, which could further restrict the availability and affordability of mortgage loans and the demand for such loans by financial intermediaries and, as a result, adversely affect our home sales, financial condition and results of operations. Further, if, due to credit or consumer lending market conditions, reduced liquidity, increased risk retention or minimum capital level obligations and/or regulatory restrictions related to certain regulations, laws or other factors or business decisions, these lenders refuse or are unable to provide mortgage loans to our homebuyers, or increase the costs to borrowers to obtain such loans, the number of homes we close and our business, prospects, liquidity, financial condition and results of operations may be materially adversely affected.
Entry-level and first-time move-up homebuyers are the primary sources of demand for our new homes. Entry-level homebuyers are generally more affected by the availability of mortgage financing than other potential homebuyers and many of our potential move-up homebuyers must sell their existing homes in order to buy a home from us. A limited availability of suitable mortgage financing could prevent customers from buying our homes and could prevent buyers of our customers’ homes from obtaining mortgages they need to complete such purchase, either of which could result in potential customers’ inability to buy a home from us. If potential customers or the buyers of our customers’ current homes are not able to obtain suitable financing, the result could have a material adverse effect on our sales, profitability, ability to service our debt obligations and future cash flows.
Interest rate changes, and the failure to hedge against them, may adversely affect us.
We have in the past and may in the future borrow money to finance acquisitions related to land, lots, home inventories or other companies. The borrowings may bear interest at variable rates. Interest rate changes could affect our interest payments, and our future earnings, results of operations and cash flows may be adversely affected, assuming other factors are held constant.
We currently do not hedge against interest rate fluctuations. We may in the future obtain one or more forms of interest rate protection in the form of swap agreements, interest rate cap contracts or similar agreements to hedge against the possible negative effects of interest rate fluctuations. However, we cannot assure you that any hedging will adequately relieve the adverse effects of interest rate increases or that counterparties under these agreements will honor their obligations thereunder. In addition, we may be subject to risks of default by hedging counterparties. Adverse economic conditions could also cause the terms on which we borrow to be unfavorable. We could be required to liquidate one or more of our assets at times which may not permit us to receive an attractive return on our assets in order to meet our debt service obligations.
Our business and results of operations are dependent on the availability, skill and performance of subcontractors.
We engage subcontractors to perform the construction of our homes and, in many cases, to select and obtain the raw materials used in constructing our homes. Accordingly, the timing and quality of our construction depend on the availability and skill of our subcontractors. While we anticipate being able to obtain sufficient materials and reliable subcontractors and believe that our relationships with subcontractors are good, we do not have long-term contractual commitments with any subcontractors, and we can provide no assurance that skilled subcontractors will continue to be available at reasonable rates and in our markets. In addition, as we expand into new markets, we typically must develop new relationships with subcontractors in such markets, and there can be no assurance that we will be able to do so in a cost-effective and timely manner, or at all. The inability to contract with skilled subcontractors at reasonable rates on a timely basis could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.
Despite our quality control efforts, we may discover from time to time that our subcontractors have engaged in improper construction practices or have installed defective materials in our homes. When we discover these issues, we utilize our subcontractors to repair the homes in accordance with our new home warranty and as required by law. The adverse costs of satisfying our warranty and other legal obligations in these instances may be significant, and we may be unable to recover the costs of warranty-related repairs from subcontractors, suppliers and insurers, which could have a material adverse impact on our business, prospects, liquidity, financial condition and results of operations. We may also suffer reputational damage from the actions of subcontractors, which are beyond our control.
The housing market may not continue to grow at the same rate, or may decline, and any decline in our markets or for the homebuilding industry generally may materially and adversely affect our business and financial condition.
We cannot predict whether and to what extent the housing markets in the geographic areas in which we operate will continue to grow, particularly if interest rates for mortgage loans, land costs and construction costs rise. Other factors that might impact growth in the homebuilding industry include uncertainty in domestic and international financial, credit and consumer lending markets amid slow economic growth or recessionary conditions in various regions or industries around the world, including as a result of the COVID-19 pandemic, tight lending standards and practices for mortgage loans that limit consumers’ ability to qualify for mortgage financing to purchase a home, including increased minimum credit score requirements, credit risk/mortgage loan insurance premiums and/or other fees and required down payment amounts, higher home prices, more conservative appraisals, changing consumer preferences, higher loan-to-value ratios and extensive buyer income and asset documentation requirements, changes to mortgage regulations, population decline or slower rates of population growth in our markets or Federal Reserve policy changes. Given these factors, we can provide no assurance that the present housing market will continue to be strong, whether overall or in our markets. Because we depend on a limited number of markets for substantially all of our home sales, if these markets experience downturns in the housing market, our business, prospects and results of operations would be adversely impacted even if conditions in the broader economy or housing market did not suffer such a decline.
If there is limited economic growth, declines in employment and consumer income, changes in consumer behavior, including as a result of the COVID-19 pandemic, and/or tightening of mortgage lending standards, practices and regulation in the geographic areas in which we operate, or if interest rates for mortgage loans or home prices rise, there could likely be a corresponding adverse effect on our business, prospects, liquidity, financial condition and results of operations, including, but not limited to, the number of homes we sell, our average sales price of homes closed and the amount of revenues or profits we generate, and such effect may be material.
Regional factors affecting the homebuilding industry in our current markets could materially and adversely affect us.
Our business strategy is focused on the acquisition of suitable land and the design, construction and sale of primarily single-family homes in residential subdivisions, including planned communities, in Florida, Texas, Colorado, Georgia, the Washington D.C. metropolitan area, South Carolina and, following the consummation of the H&H Acquisition, North Carolina. In addition, we have land purchase contracts for the right to purchase land or lots at a future point in time in all of these areas. A prolonged economic downturn in the future in one or more of these areas, or a particular industry that is fundamental to one or more of these areas, particularly within Florida, our largest market, could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations. To the extent the oil and gas industry, which can be very volatile, is negatively impacted by declining commodity prices, climate change, legislation or other factors, a result could be a reduction in employment or other negative economic consequences, which in turn could adversely impact our home sales and activities in Austin, Texas and Denver, Colorado.
Moreover, certain insurance companies doing business in Florida and Texas have restricted, curtailed or suspended the issuance of homeowners’ insurance policies on single-family homes. This has both reduced the availability of hurricane and other types of natural disaster insurance in Florida and Texas, in general, and increased the cost of such insurance to prospective purchasers of homes in Florida and Texas. Mortgage financing for a new home is conditioned, among other things, on the availability of adequate homeowners’ insurance. There can be no assurance that homeowners’ insurance will be available or affordable to prospective purchasers of our homes offered for sale in the Florida and Texas markets. Long-term restrictions on, or unavailability of, homeowners’ insurance in the Florida and Texas markets could have an adverse effect on the homebuilding industry in such markets in general, and on our business within such markets in particular. Additionally, the availability of permits for new homes in new and existing developments has been adversely affected by the significantly limited capacity of the schools, roads and other infrastructure in such markets.
If adverse conditions in these markets develop in the future, it could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations. Furthermore, if buyer demand for new homes in these markets decreases, home prices could decline, which would have a material adverse effect on our business.
The homebuilding industry is highly competitive and, if our competitors are more successful or offer better value to our customers, our business could decline.
We operate in a very competitive environment that is characterized by competition from a number of other homebuilders and land developers in each market in which we operate. Additionally, there are relatively low barriers to entry into our business. We compete with large national and regional homebuilding companies, some of which have greater financial and operational resources than us, and with smaller local homebuilders and land developers, some of which may have lower administrative costs than us. We may be at a competitive disadvantage with regard to certain of our large national and regional homebuilding competitors whose operations are more geographically diversified than ours, as these competitors may be better able to withstand any future regional downturns in the housing market. Furthermore, our market share in certain of our markets may be lower as compared to some of our competitors. Many of our competitors also have longer operating histories and longstanding relationships with subcontractors and suppliers in the markets in which we operate or to which we may expand. This may give our competitors an advantage in marketing their products, securing materials and labor at lower prices and allowing their homes to be delivered to customers more quickly and at more favorable prices. We compete for, among other things, homebuyers, desirable land parcels, financing, raw materials and skilled management and labor resources. Our competitors may independently develop land and construct homes that are substantially similar to our products.
Increased competition could hurt our business, as it could prevent us from acquiring attractive land parcels on which to build homes or make such acquisitions more expensive, hinder our market share expansion and cause us to increase our selling incentives and reduce our prices. An oversupply of homes available for sale or discounting of home prices could periodically adversely affect demand for our homes in certain markets and could adversely affect pricing for homes in the markets in which we operate.
If we are unable to compete effectively in our markets, our business could decline disproportionately to our competitors, and our results of operations and financial condition could be adversely affected. We can provide no assurance that we will be able to continue to compete successfully in any of our markets. Our inability to continue to compete successfully in any of our markets could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.
We cannot make any assurances that our growth or expansion strategies will be successful, and we may incur a variety of costs to engage in such strategies, including through targeted acquisitions, and the anticipated benefits may never be realized.
We have expanded our business through selected investments in new geographic markets and by diversifying our products in certain markets. Investments in land, developed lots and home inventories can expose us to risks of economic loss and inventory impairments if housing conditions weaken or we are unsuccessful in implementing our growth strategies. Our long-term success and growth strategies depend in part upon continued availability of suitable land at acceptable prices. The availability of land, lots and home inventories for purchase at favorable prices depends on a number of factors outside of our control. We may compete for available land with entities that possess significantly greater financial, marketing and other resources. In addition, some state and local governments in markets where we operate have approved, and others may approve, slow-growth or no-growth initiatives and other ballot measures that could negatively impact the availability of land and building opportunities within those areas. Approval of these initiatives could adversely affect our ability to build and sell homes in the affected markets and/or could require the satisfaction of additional administrative and regulatory requirements, which could result in slowing the progress or increasing the costs of our homebuilding operations in these markets. Finally, our ability to begin new projects could be negatively impacted if we elect not to purchase land under our land banking option contracts.
We intend to grow our operations in existing markets, and we may expand into new markets or pursue opportunistic purchases of other homebuilders on attractive terms as, and if, such opportunities arise. We may be unable to achieve the anticipated benefits of any such growth or expansion, including through targeted acquisitions or through efficiencies that we may be unable to achieve, the anticipated benefits may take longer to realize than expected, or we may incur greater costs than expected in attempting to achieve the anticipated benefits. In such cases, we will likely need to employ additional personnel or consultants that are knowledgeable about such markets. There can be no assurance that we will be able to employ or retain the necessary personnel to successfully implement a disciplined management process and culture with local management, that our expansion operations will be successful or that we will be able to successfully integrate any acquired homebuilder. This could disrupt our ongoing operations and divert management resources that would otherwise focus on developing our existing business.
We may develop communities in which we build townhomes in addition to single-family homes or sell homes to investors or portfolio management companies. We can give no assurance that we will be able to successfully identify, acquire or implement these new strategies in the future. Accordingly, any such expansion, including through acquisitions, could expose us to significant risks beyond those associated with operating our existing business and may adversely affect our business, prospects, liquidity, financial condition and results of operations.
We may not be able to complete or successfully integrate our recent acquisitions or any potential future acquisitions.
From time-to-time, we may evaluate possible acquisitions, some of which may be material. For example, in May 2019, we acquired Village Park Homes, and, in October 2020, we acquired H&H Homes, in each case to significantly expand our presence in new geographic markets. See “Prospectus Summary—Recent Developments—H&H Acquisition” in this prospectus for additional information. These and potential future acquisitions may pose significant risks to our existing operations if they cannot be successfully integrated. These acquisitions would place additional demands on our managerial, operational, financial and other resources and create operational complexity requiring additional personnel and other resources. In addition, we may not be able to successfully finance or integrate H&H Homes or any businesses that we acquire. Furthermore, the integration of any acquisition may divert management’s time and resources from our core business and disrupt our operations. Moreover, even if we were successful in integrating newly acquired businesses or assets, expected synergies or cost savings may not materialize, resulting in lower than expected benefits to us from such transactions. We may spend time and money on projects that do not increase our revenue. Additionally, when making acquisitions, it may not be possible for us to conduct a detailed investigation of the nature of the business or assets being acquired due to, for instance, time constraints in making the decision and other factors. We may become responsible for additional liabilities or obligations not foreseen at the time of an acquisition. To the extent we pay the purchase price of an acquisition in cash, such an acquisition would reduce our cash reserves, and, to the extent the purchase price of an acquisition is paid with our stock, such an acquisition could be dilutive to our stockholders. To the extent we pay the purchase price of an acquisition with proceeds from the incurrence of debt, such an acquisition would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. Further, to the extent that purchase price of an acquisition is paid in the form of an earn out on future financial results, the success of such an acquisition will not be fully realized by us for a period of time as it is shared with the sellers. All of the above risks could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.
A shortage of building materials or labor, or increases in materials or labor costs, could delay or increase the cost of home construction, which could materially and adversely affect us.
The residential construction industry experiences labor and raw material shortages from time to time, including shortages in qualified subcontractors, tradespeople and supplies of insulation, drywall, cement, steel and lumber. These labor and raw material shortages can be more severe during periods of strong demand for housing, during periods following natural disasters that have a significant impact on existing residential and commercial structures or a result of broader economic disruptions, such as the COVID-19 pandemic. It is uncertain whether these shortages will continue as is, improve or worsen. Further, pricing for labor and raw materials can be affected by the factors discussed above and various other national, regional, local, economic and political factors, including changes in immigration laws, trends in labor migration and tariffs. For example, we import many of our appliances from China and a substantial amount of our lumber originates from Canada, both of which have been the subject of U.S. tariffs in recent years. The cost of lumber has been impacted by these government-imposed tariffs as well as supply-chain disruptions caused by the closing of lumber mills due to the COVID-19 pandemic. Lumber commodity prices fell sharply in early 2020 due to the onset of the COVID-19 pandemic to their lowest levels since early 2016 but have since increased over 150% from this low to reach all-time highs in August 2020. Because we lock-in rates with our lumber suppliers on a quarterly basis, our business has not yet been adversely affected by this price volatility. However, the recent increases in lumber commodity prices may result in our renewal of our lumber contracts at more expensive rates, which may significantly impact the cost to construct our homes and to operate our business. Further, our success in recently-entered markets or those we may choose to enter in the future depends substantially on our ability to source labor and local materials on terms that are favorable to us. Our markets may exhibit a reduced level of skilled labor relative to increased homebuilding demand in these markets. In the event of shortages in labor or raw materials in such markets, local subcontractors, tradespeople and suppliers may choose to allocate their resources to homebuilders with an established presence in the market and with whom they have longer-standing relationships with. Labor and raw material shortages and price increases for labor and raw materials could cause delays in and increase our costs of home construction, which in turn could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.
Increases in our home cancellation rate could have a negative impact on our home sales revenue and gross margins.
Our backlog reflects sales contracts with homebuyers for homes that have not yet been delivered. We have received a deposit from a homebuyer for most homes reflected in our backlog, and, generally, we have the right to retain the deposit if the homebuyer fails to comply with his or her obligations under the sales contract, subject to certain exceptions, including as a result of state and local law, the homebuyer’s inability to sell his or her current home or, in certain circumstances, the homebuyer’s inability to obtain suitable financing. Home order cancellations negatively impact the number of closed homes, net new home orders, home sales revenue and results of operations, as well as the number of homes in backlog. Home order cancellations can result from a number of factors, including declines or slow appreciation in the market value of homes, increases in the supply of homes available to be purchased, increased competition, higher mortgage interest rates, homebuyers’ inability to sell their existing homes, homebuyers’ inability to obtain suitable financing, including providing sufficient down payments, and adverse changes in economic conditions. An increase in the level of our home order cancellations could have a negative impact on our business, prospects, liquidity, financial condition and results of operations.
Our business could be materially and adversely disrupted by an epidemic or pandemic (such as the current COVID-19 pandemic), or similar public threat, or fear of such an event, and the measures that federal, state and local governments and other authorities implement to address it.
An epidemic, pandemic or similar serious public health issue, and the measures undertaken by governmental authorities to address it, could significantly disrupt or prevent us from operating our business in the ordinary course for an extended period, and thereby, along with any associated economic and social instability or distress, have a material adverse impact on our business, prospects, liquidity, financial condition and results of operations.
On March 11, 2020, the WHO declared the current outbreak of the COVID-19 virus to be a global pandemic, and, on March 13, 2020, the United States declared a national emergency. In response to these declarations and the rapid spread of the COVID-19 virus, federal, state and local governments have imposed varying degrees of restrictions on business and social activities to contain the COVID-19 pandemic, including social distancing, quarantine and “stay-at-home” or “shelter-in-place” orders in certain of our markets. We have experienced resulting disruptions to our business operations, which have resulted in significant changes to the way we conduct business, including expanding our digital marketing products and virtual home tours to provide our customers additional ways to safely visit our communities and tour our homes. Although we continue to build and sell homes in all of our markets, net new orders of our homes slowed significantly during March and April 2020. Though we experienced a resurgence in net new orders during May, June and July 2020, COVID-19 infections, hospitalizations and deaths increased significantly in certain parts of the country, including in Florida and Texas during June and July 2020, two states that account for a significant portion of our homebuilding business. If such trends continue, particularly in our core markets, there can be no assurance that this resurgence in net new orders will continue, and federal, state and local governments could impose additional, or extend existing, restrictions on business and social activities, and we could experience additional disruptions to, or suspension of, certain of our business operations as a result.
The economic impact of the COVID-19 pandemic may be reduced by financial assistance under the Coronavirus Aid, Relief, and Economic Security (CARES) Act (the “CARES Act”) or other similar COVID-19 related federal and state programs. However, we cannot assure you that such programs will offset all or any of the adverse impacts that the COVID-19 pandemic may have on our business. For example, in April 2020, we applied for and received a Paycheck Protection Program loan (our “PPP Loan”) from the U.S. Small Business Administration (the “SBA”) in the amount of $7.2 million. Under the terms of the PPP, certain amounts of a PPP Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act, which include payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities and interest on other debt obligations incurred in the period beginning on February 15, 2020 and ending on December 31, 2020. As of July 31, 2020, we utilized 100% of our PPP Loan proceeds to retain staff and pay salaries and rent. We believe that our uses of our PPP Loan are qualifying expenses as described in the CARES Act, making us eligible for forgiveness of certain amounts received pursuant to our PPP Loan. On April 23, 2020, the Secretary of the U.S. Department of the Treasury (“Treasury”) stated that the SBA will perform a full review of any PPP loan over $2.0 million before forgiving such loan and, notwithstanding any such review, we cannot provide any assurance that we will be deemed eligible for loan forgiveness or that any amount of our PPP Loan will ultimately be forgiven by the SBA.
While we continue to assess the COVID-19 pandemic, at this time we cannot estimate with any degree of certainty the full impact of the COVID-19 pandemic on our financial condition and future results of operations, and the COVID-19 pandemic could adversely impact future financial performance for the remainder of the year ending December 31, 2020 and beyond. The ultimate impacts of the COVID-19 pandemic and related mitigation efforts will depend on future developments, including, among others, the ultimate geographic spread of the COVID-19 pandemic, the consequences of governmental and other measures designed to prevent the spread of the COVID-19 pandemic, the development of effective treatments for the COVID-19 virus, the duration of the COVID-19 pandemic, actions taken by governmental authorities, customers, subcontractors, suppliers and other third parties in response to the COVID-19 pandemic, workforce availability and the timing and extent to which normal economic and operating conditions resume. To the extent that the COVID-19 pandemic adversely impacts our business, results of operations, liquidity or financial condition, it may also have the effect of increasing many of the other risks described in this “Risk Factors” section.
The ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain and subject to change. There is uncertainty regarding the extent and timing of disruption to our business that may result from the COVID-19 pandemic and related governmental actions. There is also uncertainty as to the effects of economic relief efforts on the U.S. economy, unemployment, consumer confidence, demand for our homes and the mortgage market, including lending standards and secondary mortgage markets. Our business could also be negatively impacted over the long term, as the disruptions related to the COVID-19 pandemic could impact customer behavior, lower demand for our products, impair our ability to sell and/or build homes in our normal manner and generate revenues and cash flows or increase our losses on land deposits. We are unable to predict the extent to which this will impact our operational and financial performance, including the impact of future developments such as the duration and spread of the COVID-19 pandemic, corresponding governmental actions and the impact of such on our employees, customers and trade partners.
The impact of the COVID-19 pandemic continues to evolve, and we will continue to monitor the situation closely. The full extent to which the COVID-19 pandemic will affect the U.S. economy and our operations remains highly uncertain and will ultimately depend on future developments that cannot be predicted at this time, including, but not limited to, the duration and severity of the COVID-19 pandemic, governmental reactions and policies and the length of time required for normal economic and operating conditions to resume. While the spread of the COVID-19 pandemic may eventually be mitigated, there is no guarantee that a future outbreak of this or any other widespread epidemics or pandemics will not occur, or that the U.S. economy will fully recover, either of which could materially and adversely affect our business.
We are subject to warranty and liability claims arising in the ordinary course of business that can be significant.
As a homebuilder and developer, we are subject to construction defect, product liability and home and other warranty claims, including moisture intrusion and related claims, arising in the ordinary course of business, such as witnessed in Dream Finders Homes, LLC and DFH Mandarin, LLC v. Weyerhaeuser NR Company. See “Business—Legal Proceedings” in this prospectus for additional information. These claims are common to the homebuilding industry and can be costly. For example, in recent years, we and certain of our subcontractors have received a growing number of claims from attorneys on behalf of individual owners of our homes, primarily in the Jacksonville market, that allege, pursuant to Chapter 558 of the Florida Statutes, various construction defects, with most relating to stucco and water-intrusion issues. There can be no assurance that any developments we undertake will be free from defects once completed, and any defects attributable to us may lead to significant contractual or other liabilities. We rely on subcontractors to perform the construction of our homes and, in some cases, to select and obtain building materials. Although we provide subcontractors with detailed specifications and perform quality control procedures, subcontractors may, in some cases, use improper construction processes or defective materials. Defective products used in the construction of our homes can result in the need to perform extensive repairs. The cost of performing such repairs, or litigation arising out of such issues, may be significant if we are unable to recover the costs from subcontractors, suppliers and/or insurers. Warranty and construction defect matters can also result in negative publicity, including on social media outlets, which could damage our reputation and negatively affect our ability to sell homes.
We maintain, and require our subcontractors to maintain, general liability insurance (including construction defect and bodily injury coverage) and workers’ compensation insurance and generally seek to require our subcontractors to indemnify us for liabilities arising from their work. While these insurance policies, subject to deductibles and other coverage limits, and indemnities protect us against a portion of our risk of loss from claims related to our land development and homebuilding activities, we cannot provide assurance that these insurance policies and indemnities will be adequate to address all our home and other warranty, product liability and construction defect claims in the future, or that any potential inadequacies will not have an adverse effect on our business, financial condition or results of operations. Further, the coverage offered by, and the availability of, general liability insurance for completed operations and construction defects are currently limited and costly. We cannot provide assurance that coverage will not be further restricted, increasing our risks and financial exposure to claims, and/or become costlier.
Any limitation on, or reduction or elimination of, tax benefits associated with homeownership would have an adverse effect upon the demand for homes, which could be material to our business.
While tax laws generally permit significant expenses associated with homeownership, primarily mortgage interest expense and real estate taxes, to be deducted for the purpose of calculating an individual’s federal and, in many cases, state taxable income, the ability to deduct mortgage interest expense and real estate taxes for federal income tax purposes is limited. The federal government or a state government may change its income tax laws by eliminating, limiting or substantially reducing these income tax benefits without offsetting provisions, which may increase the after-tax cost of owning a new home for many of our potential homebuyers. For example, the Tax Cuts and Jobs Act, which became effective January 1, 2018, contained substantial changes to the Internal Revenue Code of 1986, as amended (the “Code”), including (i) limitations on the ability of our homebuyers to deduct property taxes, (ii) limitations on the ability of our homebuyers to deduct mortgage interest and (iii) limitations on the ability of our homebuyers to deduct state and local income taxes. Any further future changes may have an adverse effect on the homebuilding industry in general. For example, the further loss or reduction of homeowner tax deductions could decrease the demand for new homes. Any such future changes could also have a material adverse impact on our business, prospects, liquidity, financial condition and results of operations.

Federal income tax credits currently available to certain builders of energy-efficient new homes may not be extended by future legislation.
On December 19, 2019, the U.S. Congress passed the Tax Extender and Disaster Relief Act of 2019, which President Trump signed into law on December 20, 2019. Such act extended the availability of Code Section 45L credit for energy-efficient new homes (the “Federal Energy Credits”), which provides a tax credit of $2,000 per qualifying home to eligible homebuilders, retroactively to 2018 and 2019, and made the Federal Energy Credits available for homes delivered through December 31, 2020. Legislation to extend the Federal Energy Credits beyond December 31, 2020 has not been adopted, and it is uncertain whether an extension or similar tax credit will be adopted in the future. For the year ended December 31, 2019, we claimed $3.5 million of Federal Energy Credits. If legislation to extend the Federal Energy Credits for periods after December 31, 2020 is not adopted, our effective income tax rates in future periods may increase, potentially materially.
If we are unable to develop our communities successfully or within expected time-frames, our results of operations could be adversely affected.
Although our preference is to acquire finished lots, from time to time, we may also acquire property that requires further development before we can begin building homes. When a community requires additional developments, we devote substantial time and capital in order to obtain development approvals, acquire land and construct significant portions of project infrastructure and amenities before the community generates any revenue. In addition, our land bank option contracts often include interest provisions under which delays caused by development cause us to incur additional cost. It can take several years from the time we acquire control of an undeveloped property to the time we make our first home sale on the site. Delays in the development of communities, including delays associated with subcontractors performing the development activities or entitlements, expose us to the risk of changes in market conditions for homes. A decline in our ability to develop and market one of our new undeveloped communities successfully and to generate positive cash flow from these operations in a timely manner could have a material adverse effect on our business and results of operations and on our ability to service our debt and to meet our working capital requirements. In addition, higher than expected absorption rates in existing communities may result in lower than expected inventory levels until the development for replacement communities is completed.
We may be unable to obtain suitable bonding for the development of our housing projects.
We are often required to provide bonds, letters of credit or guarantees to governmental authorities and others to ensure the completion of our projects. As a result of market conditions, some municipalities and governmental authorities have been reluctant to accept surety bonds and instead require credit enhancements, such as cash deposits or letters of credit, in order to maintain existing bonds or to issue new bonds. If we are unable to obtain required bonds in the future for our projects, or if we are required to provide credit enhancements with respect to our current or future bonds or in place of bonds, our business, prospects, liquidity, financial condition and results of operations could be materially and adversely affected.
We are subject to litigation, arbitration or other claims which could materially and adversely affect us.
We are subject to litigation and we may in the future be subject to enforcement actions, such as claims relating to our operations, securities offerings and otherwise in the ordinary course of business. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which are not, or cannot be, insured against. Although we have established warranty, claim and litigation reserves that we believe are adequate, we cannot be certain of the ultimate outcomes of any claims that may arise in the future, and legal proceedings may result in the award of substantial damages against us beyond our reserves. Resolution of these types of matters against us may result in our having to pay significant fines, judgments or settlements, which, if uninsured or in excess of insured levels, could adversely impact our earnings and cash flows, thereby materially and adversely affecting us. Furthermore, plaintiffs may in certain of these legal proceedings seek class action status with potential class sizes that vary from case to case. Class action lawsuits can be costly to defend, and if we were to lose any certified class action suit, it could result in substantial liability for us. Certain litigation or the resolution thereof may affect the availability or cost of some of our insurance coverage, which could materially and adversely impact us, expose us to increased risks that would be uninsured, and materially and adversely impact our ability to attract directors and officers.

We may suffer significant financial harm and loss of reputation if we do not comply, cannot comply or are alleged to have not complied with applicable laws, rules and regulations concerning our classification and compensation practices for independent contractors.
Each of our divisions retain various independent contractors, either directly or indirectly through third-party entities formed by these independent contractors for their business purposes, including, without limitation, some of our sales agents. With respect to these independent contractors, we are subject to the Internal Revenue Service (the “IRS”) regulations and applicable state law guidelines regarding independent contractor classification. These regulations and guidelines are subject to judicial and agency interpretation, and it might be determined that the independent contractor classification is inapplicable to any sales agents, vendors or any other entity characterized as an independent contractor. Further, if legal standards for the classification of independent contractors change or appear to be changing, we may need to modify our compensation and benefits structure for such independent contractors, including by paying additional compensation or reimbursing expenses.
There can be no assurance that legislative, judicial, administrative or regulatory (including tax) authorities will not introduce proposals or assert interpretations of existing rules and regulations that would change the independent contractor classification of any individual or vendor currently characterized as independent contractors doing business with us. Although management believes that there are no proposals currently pending that would significantly change the independent contractor classification, potential changes, if any, with respect to such classification could have a significant effect on our operating model. Further, the costs associated with any such potential changes could have a significant effect on our results of operations and financial condition if we were unable to pass through to our customers an increase in price corresponding to such increased costs. Additionally, we could incur substantial costs, penalties and damages, including back pay, unpaid benefits, taxes, expense reimbursement and attorneys’ fees, in defending future challenges to our employment classification or compensation practices.
Natural disasters, severe weather and adverse geologic conditions may increase costs, cause project delays and reduce consumer demand for housing, all of which could materially and adversely affect us.
Our homebuilding operations are located in many areas that are subject to natural disasters, severe weather or adverse geologic conditions. These include, but are not limited to, hurricanes, tornadoes, droughts, floods, brushfires, wildfires, prolonged periods of precipitation, landslides, soil subsidence, earthquakes and other natural disasters. For example, we operate in a number of locations in the Mid-Atlantic and Southeast that were adversely impacted by severe weather conditions and hurricanes in 2017 and 2018. As a result, our operations in certain areas of Florida, Georgia and South Carolina experienced temporary disruptions and delays. Additionally, our corporate headquarters are located in Jacksonville, Florida, an area that is often impacted by severe weather events, and our operations may be substantially disrupted if our corporate headquarters are forced to close. The occurrence of any of these events could damage our land parcels and projects, cause delays in completion of our projects, reduce consumer demand for housing and cause shortages and price increases in labor or raw materials, any of which could affect our sales and profitability. In addition to directly damaging our land or projects, many of these natural events could damage roads and highways providing access to our assets or affect the desirability of our land or projects, thereby adversely affecting our ability to market homes or sell land in those areas and possibly increasing the costs of homebuilding completion. Furthermore, the occurrence of natural disasters, severe weather and other adverse geologic conditions has increased in recent years due to climate change and may continue to increase in the future. Climate change may have the effect of making the risks described above occur more frequently and more severely, which could amplify the adverse impact on our business, prospects, liquidity, financial condition and results of operations.
There are some risks of loss for which we may be unable to purchase insurance coverage. For example, losses associated with hurricanes, landslides, prolonged periods of precipitation, earthquakes and other weather-related and geologic events may not be insurable and other losses, such as those arising from terrorism, may not be economically insurable. A sizeable uninsured loss could materially and adversely affect our business, prospects, liquidity, financial condition and results of operations.
Failure to comply with laws and regulations may adversely affect us.
We and our subcontractors are required to comply with laws and regulations governing many aspects of our business, such as land acquisition and development, home construction and sales and employment practices.

Despite our oversight, contractual protections and other mitigation efforts, our employees or subcontractors could violate some of these laws or regulations, as a result of which we may incur fines, penalties or other liabilities, and our reputation with governmental agencies, customers, vendors or suppliers could be damaged.
New and existing laws and regulations or other governmental actions may increase our expenses, limit the number of homes that we can build or delay completion of our projects.
We are subject to numerous local, state, federal and other statutes, ordinances, rules and regulations concerning zoning, development, building design, construction, accessibility, anti-discrimination and other matters, which, among other things, impose restrictive zoning and density requirements, the result of which is to limit the number of homes that can be built within the boundaries of a particular area. We may encounter issues with entitlement, not identify all entitlement requirements during the pre-development review of a project site or encounter zoning changes that impact our operations. Projects for which we have not received land use and development entitlements or approvals may be subjected to periodic delays, changes in use, less intensive development or elimination of development in certain specific areas due to government regulations. We may also be subject to periodic delays or may be precluded entirely from developing in certain communities due to building moratoriums or zoning changes. Such moratoriums generally relate to insufficient water supplies, sewage facilities, delays in utility hook-ups or inadequate road capacity within specific market areas or subdivisions. Local governments also have broad discretion regarding the imposition of development fees for projects in their jurisdiction. Projects for which we have received land use and development entitlements or approvals may still require a variety of other governmental approvals and permits during the development process and can also be impacted adversely by unforeseen health, safety and welfare issues, which can further delay these projects or prevent their development. As a result of any of these statutes, ordinances, rules or regulations, the timing of our home sales could be delayed, the number of our home sales could decline and/or our costs could increase, which could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.
We and our subcontractors are subject to environmental, health and safety laws and regulations, which may increase our costs, result in liabilities, limit the areas in which we can build homes and delay completion of our projects.
We and our subcontractors are subject to a variety of local, state, federal and other environmental, health and safety laws, statutes, ordinances, rules and regulations, including those governing storm water and surface water management, discharge and releases of pollutants and hazardous materials into the environment, including air, groundwater, subsurface and soil, remediation activities, handling of hazardous materials such as asbestos, lead paint and mold, protection of wetlands, endangered plants and species and sensitive habitats and human health and safety. The particular environmental requirements that apply to any given site vary according to multiple factors, including the site’s location and current and former uses, its environmental conditions, the presence or absence of endangered plants or species or sensitive habitats and environmental conditions at nearby properties. There is no guarantee that we will be able to identify all of these considerations during any pre-acquisition or pre-development review of project sites or that such factors will not develop during our development and homebuilding activities. Environmental requirements and conditions may result in delays, may cause us to incur substantial compliance, remediation and other costs and can prohibit or severely restrict development and homebuilding activity in certain areas, including environmentally sensitive regions or areas contaminated by others before we commenced development. In addition, in those cases where an endangered or threatened plant or species is involved and agency rulemaking and litigation are ongoing, the outcome of such rulemaking and litigation can be unpredictable and, at any time, can result in unplanned or unforeseeable restrictions on, or the prohibition of development in, identified environmentally sensitive areas. In some instances, regulators from different governmental agencies do not concur on development, remedial standards or property use restrictions for a project, and the resulting delays or additional costs can be material for a given project.
Certain environmental laws and regulations also impose strict joint and several liability on former and current owners and operators of real property and in connection with third-party sites where parties have sent wastes. As a result, we may be held liable for environmental conditions we did not create on properties we currently or formerly owned or operated, including properties we have developed, or where we sent wastes. In addition, due to our wide range of historic and current ownership, operation, development, homebuilding and construction activities, we could be liable for future claims for damages as a result of the past or present use of hazardous materials, including building materials or fixtures known or suspected to contain hazardous materials, such as asbestos, lead paint and mold. A mitigation plan may be implemented during the construction of a home if a cleanup does not remove all contaminants of concern or to address a naturally occurring condition such as methane or radon. Some homebuyers may not want to purchase a home that is, or that may have been, subjected to a mitigation plan. In addition, we do not maintain separate insurance policies for claims related to hazardous materials, and insurance coverage for such claims under our general commercial liability insurance may be limited or nonexistent.
Pursuant to such environmental, health and safety laws, statutes, ordinances, rules and regulations, we are generally required to obtain permits and other approvals from applicable authorities to commence and conduct our development and homebuilding activities. These permits and other approvals may contain restrictions that are costly or difficult to comply with, or may be opposed or challenged by local governments, environmental advocacy groups, neighboring property owners or other interested parties, which, in turn, may result in delays, additional costs and risks of non-approval of our activities.
From time to time, the U.S. Environmental Protection Agency (the “EPA”) and similar federal, state or local agencies review land developers’ and homebuilders’ compliance with environmental, health and safety laws, statutes, ordinance, rules and regulations, including those relating to the control of storm water discharges during construction. Failure to comply with such laws, statutes, ordinances, rules and regulations may result in civil and criminal fines and penalties, injunctions, suspension of our activities, remedial obligations, costs or liabilities, third-party claims for property or natural resource damages or personal injury, enforcement actions or other sanctions or in additional requirements for future compliance as a result of past failures. Any such actions taken with respect to us may increase our costs and result in project delays. We expect that increasingly stringent requirements will be imposed on land developers and homebuilders in the future. We cannot assure you that environmental, health and safety laws will not change or become more stringent in the future in a manner that would not have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.
We have provided environmental indemnities to certain lenders and other parties. These indemnities obligate us to reimburse the indemnified parties for damages related to environmental matters, and, generally, there is no term or damage limitations on these indemnities.
Environmental laws and regulations relating to climate change and energy can have an adverse impact on our activities, operations and profitability and on the availability and price of certain raw materials, such as lumber, steel and concrete.
There is a growing concern from advocacy groups and the general public that the emissions of greenhouse gases and other human activities have caused, and will continue to cause, significant changes in weather patterns and temperatures and the frequency and severity of natural disasters. Government mandates, standards and regulations enacted in response to these projected climate change impacts and concerns could result in restrictions on land development in certain areas or increased energy, transportation and raw material costs. A variety of new legislation has been and may, in the future, be enacted or considered for enactment at the federal, state and local levels relating to climate change and energy. This legislation could relate to, for example, matters such as greenhouse gas emissions control and building and other codes that impose energy efficiency standards or require energy saving construction materials. New building or other code requirements that impose stricter energy efficiency standards or requirements for building materials could significantly increase our cost to construct homes. As climate change concerns continue to grow, legislation, regulations, mandates, standards and other requirements of this nature are expected to continue to be enacted and become costlier for us to comply with. Similarly, energy-related initiatives affect a wide variety of companies throughout the United States, and, because our operations are heavily dependent on significant amounts of raw materials, such as lumber, steel and concrete, these initiatives could have an adverse impact on our operations and profitability to the extent the manufacturers and suppliers of our materials are burdened with expensive cap and trade or similar energy-related regulations or requirements.
Because of the seasonal nature of our business, our quarterly operating results fluctuate.
As discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Results of Operations—Seasonality,” we have historically experienced, and in the future expect to continue to experience, variability in our results of operations from quarter to quarter due to the seasonal nature of the homebuilding industry. We generally close more homes in our second, third and fourth quarters. Thus, our revenues may fluctuate on a quarterly basis, and we may have higher capital requirements in our second, third and fourth quarters in order to maintain our inventory levels. Accordingly, there is a risk that we will invest significant amounts of capital in the acquisition and development of land and construction of homes that we do not sell at anticipated pricing levels or within anticipated time frames. If, due to market conditions, construction delays or other causes, we do not complete home sales at anticipated pricing levels or within anticipated time frames, our business, prospects, liquidity, financial condition and results of operations would be adversely affected. We expect this seasonal pattern to continue over the long term, but we can make no assurances as to the degree to which our historical seasonal patterns will occur in the future.
Changes to population growth rates in certain of the markets in which we operate or plan to operate could affect the demand for homes in these regions.
Slower rates of population growth or population declines in our markets in Jacksonville, Orlando, Colorado and Austin, or other key markets in the United States that we may decide to enter in the future, especially as compared to the high population growth rates in prior years, could affect the demand for housing, cause home prices in these markets to fall and adversely affect our plans for growth, business, financial condition and operating results. Furthermore, while we have recently observed an increase in our business as a result of people moving to the suburbs during the COVID-19 pandemic, we cannot assure you that this trend will continue or not reverse.
Volatility in the credit and capital markets may impact our cost of capital and our ability to access necessary financing and the difficulty in obtaining sufficient capital could prevent us from acquiring lots for our development or increase costs and delays in the completion of our homebuilding expenditures.
If we require working capital greater than that provided by our operations and our credit facilities, we may be required to seek to increase the amount available under the facilities or to seek alternative financing, which might not be available on terms that are favorable or acceptable. If we are required to seek financing to fund our working capital requirements, volatility in credit or capital markets may restrict our flexibility to successfully obtain additional financing on terms acceptable to us, or at all. If we are at any time unsuccessful in obtaining sufficient capital to fund our planned homebuilding expenditures, we may experience a substantial delay in the completion of homes then under construction, or we may be unable to control or purchase finished building lots. Any delay could result in cost increases and could have a material adverse effect on our sales, profitability, stock performance, ability to service our debt obligations and future cash flows. Historically, we have supported our ongoing operations through the use of secured debt financing. In connection with this offering, we expect to pursue new lending arrangements, including a new syndicated, unsecured revolving credit facility. Another source of liquidity includes our ability to use letters of credit and surety bonds that are generally issued. These letters of credit and surety bonds relate to certain performance-related obligations and serve as security for certain land option contracts. The majority of these letters of credit and surety bonds are in support of our land development and construction obligations to various municipalities, other government agencies and utility companies related to the construction of roads, sewers and other infrastructure. At June 30, 2020, we had outstanding letters of credit and surety bonds totaling $0.4 million and $14.5 million, respectively. These letters of credit and surety bonds are generally subject to certain financial covenants and other limitations. If we are unable to obtain letters of credit or surety bonds when required, or the conditions imposed by issuers increase significantly, our liquidity and results of operations could be adversely affected.
Our industry is cyclical and adverse changes in general and local economic conditions could reduce the demand for homes and, as a result, could have a material adverse effect on us.
Our business can be substantially affected by adverse changes in general economic or business conditions that are outside of our control, including changes in short-term and long-term interest rates; employment levels and job and personal income growth; housing demand from population growth, household formation and other demographic changes, among other factors; availability and pricing of mortgage financing for homebuyers; consumer confidence generally and the confidence of potential homebuyers in particular; consumer spending; financial system and credit market stability; private party and government mortgage loan programs (including changes in FHA, USDA, VA, Fannie Mae and Freddie Mac conforming mortgage loan limits, credit risk/mortgage loan insurance premiums and/or other fees, down payment requirements and underwriting standards), and federal and state regulation, oversight and legal action regarding lending, appraisal, foreclosure and short sale practices; federal and state personal income tax rates and provisions, including provisions for the deduction of mortgage loan interest payments, real estate taxes and other expenses; supply of and prices for available new or resale homes (including lender-owned homes) and other housing alternatives, such as apartments, single-family rentals and other rental housing; homebuyer interest in our current or new product designs and new home community locations; general consumer interest in purchasing a home compared to choosing other housing alternatives; interest of financial institutions or other businesses in purchasing wholesale homes; and real estate taxes. Adverse changes in these conditions may affect our business nationally or may be more prevalent or concentrated in particular submarkets in which we operate. Inclement weather, natural disasters (such as earthquakes, hurricanes, tornadoes, floods, prolonged periods of precipitation, droughts and fires), other calamities and other environmental conditions can delay the delivery of our homes and/or increase our costs. Civil unrest or acts of terrorism can also have a negative effect on our business. If the homebuilding industry experiences another significant or sustained downturn, it would materially adversely affect our business and results of operations in future years.
The potential difficulties described above can cause demand and prices for our homes to fall or cause us to take longer and incur more costs to develop the land and build our homes. We may not be able to recover these increased costs by raising prices because of market conditions. The potential difficulties described above could also lead some homebuyers to cancel or refuse to honor their home purchase contracts altogether.
Our future success depends upon our ability to successfully adapt our business strategy to changing home buying patterns and trends.
Future home buying patterns and trends could reduce the demand for our homes and, as a result, could have a material adverse effect on our business and results of operations. Part of our business strategy is to offer homes that appeal to a broad range of entry-level and move-up homebuyers based on each local market in which we operate. However, given the significant increases in average home sales prices across our markets and the anticipated increased demand for more affordable homes due to generational shifts, changing demographics and other factors, we have increased our focus on offering more affordable housing options in our markets. We believe that, due to anticipated generational shifts, changing demographics and other factors, the demand for more affordable homes will increase.
There are various potential conflicts of interest in our relationship with DF Capital and certain of its managed funds, including with certain of our executive officers and director nominees who are investors in certain funds managed by DF Capital, which could result in decisions that are not in the best interest of our stockholders.
Conflicts of interest may exist or could arise in the future with DF Capital and certain of its managed funds, including with certain of our executive officers and director nominees who are also investors in certain funds managed by DF Capital. Once a potential lot acquisition is approved by our land acquisition committee that requires a significant upfront commitment of capital, we will seek a land bank partner. Historically, we have provided, and we expect to continue to provide, DF Capital with the opportunity to have one of its managed funds participate in transactions that require additional funding. Such transactions may not be on terms that are as attractive as those we might be able to achieve if we sought other partners. If DF Capital does not wish to participate in, and finance, the transaction, we turn to other potential financing sources. Conflicts with DF Capital and certain of its managed funds may include, without limitation: conflicts arising from the enforcement of agreements between us and DF Capital and/or certain of its managed funds; conflicts in determining whether to offer DF Capital the opportunity to participate in a potential lot acquisition financing and, if DF Capital does participate, the terms of the financing; and conflicts in future transactions that we may pursue with DF Capital and/or one of its managed funds. For additional discussion of our executive officers’ and director nominees’ business affiliations and the potential conflicts of interest of which our stockholders should be aware, see “Certain Relationships and Related Party Transactions.”
The estimates, forecasts and projections relating to our markets prepared by JBREC are based upon numerous assumptions and have not been independently verified by us.
This prospectus contains estimates, forecasts and projections relating to our markets that were prepared for us for use in connection with this offering by JBREC, an independent research provider and consulting firm focused on the housing industry. See “Market Opportunity” in this prospectus for additional information. The estimates, forecasts and projections relate to, among other things, employment, demographics, household income, home sales prices and affordability. These estimates, forecasts and projections are based on data (including third-party data), significant assumptions, proprietary methodologies and the experience and judgment of JBREC, and we have not independently verified this information.
The estimates, forecasts and projections are forward-looking statements and involve risks and uncertainties that may cause actual results to be materially different from the projections. JBREC has made these estimates, forecasts and projections based on studying the historical and current performance of the residential housing market and applying JBREC’s qualitative knowledge about the residential housing market. The future is difficult to predict, particularly given that the economy and housing markets can be cyclical and are subject to changing consumer and market psychology and governmental policies related to mortgage regulations and interest rates. There will usually be differences between projected and actual outcomes because events and circumstances frequently do not occur as expected, and such differences may be material. In addition, the COVID-19 pandemic has caused an unexpected market disruption that has had, and could continue to have, major impacts on the world and U.S. economies, as well as local economies and housing markets. Accordingly, the estimates, forecasts and projections included in this prospectus might not occur or might occur to a different extent or at a different time.
For the foregoing reasons, JBREC cannot provide any assurance that the estimates, forecasts and projections contained in this prospectus are accurate, actual outcomes may vary significantly from those contained or implied by the estimates, forecasts and projections and you should not place undue reliance on these estimates, forecasts and projections. We have not independently verified these estimates, forecasts and projections. Except as required by law, we are not obligated to, and do not intend to, update the statements in this prospectus to conform to actual outcomes or changes in our or JBREC’s expectations.
Inflation could adversely affect our business and financial results.
Inflation could adversely affect our business and financial results by increasing the costs of land, raw materials and labor needed to operate our business. If our markets have an oversupply of homes relative to demand, we may be unable to offset any such increases in costs with corresponding higher sales prices for our homes. Inflation may also accompany higher interest rates, which could adversely impact potential customers’ ability to obtain financing on favorable terms, thereby further decreasing demand. If we are unable to raise the prices of our homes to offset the increasing costs of our operations, our margins could decrease. Furthermore, if we need to lower the price of our homes to meet demand, the value of our land inventory may decrease. Inflation may also raise our costs of capital and decrease our purchasing power, making it more difficult to maintain sufficient funds to operate our business.
We may suffer uninsured losses or material losses in excess of insurance limits.
We could suffer physical damage to property and liabilities resulting in losses that may not be fully recoverable by insurance. Insurance against certain types of risks, such as terrorism, earthquakes, floods or personal injury claims, may be unavailable, available in amounts that are less than the full market value or replacement cost of investment or underlying assets or subject to a large deductible or self-insurance retention amount. In addition, there can be no assurance that certain types of risks that are currently insurable will continue to be insurable on an economically feasible basis. Should an uninsured loss or a loss in excess of insured limits occur or be subject to deductibles or self-insurance retention, we could sustain financial loss or lose capital invested in the affected property, as well as anticipated future income from that property. Furthermore, we could be liable to repair damage or meet liabilities caused by risks that are uninsured or subject to deductibles. We may also be liable for any debt or other financial obligations related to affected property.
Difficulties with appraisal valuations in relation to the proposed sales price of our homes could force us to reduce the price of our homes for sale.
Each of our home sales may require an appraisal of the home value before closing. These appraisals are professional judgments of the market value of the property and are based on a variety of market factors. If our internal valuations of the market and pricing do not line up with the appraisal valuations, and appraisals are not at or near the agreed upon sales price, we may be forced to reduce the sales price of the home to complete the sale. These appraisal issues could have a material adverse effect on our business and results of operations.

If the market value of our inventory or controlled lot position declines, our profits could decrease and we may incur losses.
Inventory risk can be substantial for homebuilders. The market value of building lots and housing inventories can fluctuate significantly as a result of changing market conditions. In addition, inventory carrying costs can be significant and can result in losses in a poorly performing community or market. We must continuously seek and make acquisitions of lots for expansion into new markets, as well as for replacement and expansion within our current markets, which we generally accomplish by entering into finished lot option contracts or land bank option contracts. In the event of adverse changes in economic, market or community conditions, we may cease further building activities in certain communities, restructure existing land purchase option contracts or elect not to exercise our land purchase options. Such actions would result in our forfeiture of some or all of any deposits, fees or investments paid or made in respect of such arrangements. The forfeiture of land contract deposits or inventory impairments may result in a loss that could have a material adverse effect on our profitability, stock performance, ability to service our debt obligations and future cash flows.
A major health and safety incident relating to our business could be costly in terms of potential liabilities and reputational damage.
Building sites are inherently dangerous, and operating in the homebuilding and land development industry poses certain inherent health and safety risks. Due to health and safety regulatory requirements and the number of projects we work on, health and safety performance is critical to the success of all areas of our business.
Any failure in health and safety performance may result in penalties for non-compliance with relevant regulatory requirements or litigation, and a failure that results in a major or significant health and safety incident is likely to be costly in terms of potential liabilities incurred as a result. Such a failure could generate significant negative publicity and have a corresponding impact on our reputation and our relationships with relevant regulatory agencies, governmental authorities and local communities, which in turn could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.
Poor relations with the residents of our communities could negatively impact sales, which could cause our revenues or results of operations to decline.
Residents of communities we develop rely on us to resolve issues or disputes that may arise in connection with the operation or development of their communities. Efforts made by us to resolve these issues or disputes could be deemed unsatisfactory by the affected residents, and subsequent actions by these residents could adversely affect our sales or our reputation. In addition, we could be required to make material expenditures related to the settlement of such issues or disputes or to modify our community development plans, which could adversely affect our results of operations.
Information system failures, cyber incidents or breaches in security could adversely affect us.
We rely on accounting, financial, operational, management and other information systems to conduct our operations. Our information systems are subject to damage or interruption from power outages, computer and telecommunication failures, computer viruses, security breaches, including malware and phishing, cyberattacks, natural disasters, usage errors by our employees and other related risks. Any cyber incident or attack or other disruption or failure in these information systems, or other systems or infrastructure upon which they rely, could adversely affect our ability to conduct our business and could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations. Furthermore, any failure or security breach of information systems or data could result in a violation of applicable privacy and other laws, significant legal and financial exposure, damage to our reputation or a loss of confidence in our security measures, which could harm our business and could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations. Although we have implemented systems and processes intended to secure our information systems, there can be no assurance that our efforts to maintain the security and integrity of our information systems will be effective or that future attempted security breaches or disruptions would not be successful or damaging.
Our business is subject to complex and evolving U.S. laws and regulations regarding privacy and data protection.
As part of our normal business activities, we collect and store certain information, including information specific to homebuyers, customers, employees, vendors and suppliers. We may share some of this information with third parties who assist us with certain aspects of our business. The regulatory environment surrounding data privacy and protection is constantly evolving and can be subject to significant change. Laws and regulations governing data privacy and the unauthorized disclosure of confidential information pose increasingly complex compliance challenges and potentially elevate our costs. Any failure, or perceived failure, by us to comply with applicable data protection laws could result in proceedings or actions against us by governmental entities or others, subject us to significant fines, penalties, judgments and negative publicity, require us to change our business practices, increase the costs and complexity of compliance and adversely affect our business. As noted above, we are also subject to the possibility of cyber incidents or attacks, which themselves may result in a violation of these laws. Additionally, if we acquire a company that has violated or is not in compliance with applicable data protection laws, we may incur significant liabilities and penalties as a result.
Our joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on the financial condition of our joint venture partners and disputes between us and our joint venture partners.
We have in the past and may in the future co-invest with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in, or sharing responsibility for managing the affairs of, a land acquisition and/or a development. In this event, we would not be in a position to exercise sole decision-making authority regarding the acquisition and/or development, and our investment may be illiquid due to our lack of control. Investments in partnerships, joint ventures or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that our joint venture partners might become bankrupt, fail to fund their share of required capital contributions, make poor business decisions or block or delay necessary decisions. Our joint venture partners may have economic or other business interests or goals that are inconsistent with our business interests or goals and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor our joint venture partners would have full control over the land acquisition or development. Disputes between us and our joint venture partners may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. In addition, we may in certain circumstances be liable for the actions of our joint venture partners.
We could be adversely affected by efforts to impose joint employer liability on us for labor law violations committed by our subcontractors.
Our homes are constructed by employees of subcontractors and other third parties. We do not have the ability to control what these parties pay their employees or the rules they impose on their employees. However, various governmental agencies have taken actions to hold parties like us responsible for violations of wage and hour laws and other labor laws by subcontractors. Governmental rulings that hold us responsible for labor practices by our subcontractors could create substantial exposures for us under our subcontractor relationships, which could have a material adverse impact on our business, prospects, liquidity, financial condition and results of operations.
Fluctuations in real estate values may require us to write-down the book value of our real estate assets.
The homebuilding and land development industries are subject to significant variability and fluctuations in real estate values. As a result, we may be required to write-down the book value of our real estate assets in accordance with GAAP, and some of those write-downs could be material. Any material write-downs of assets could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.
Acts of war or terrorism may seriously harm our business.
Acts of war, any outbreak or escalation of hostilities between the United States and any foreign power or acts of terrorism may cause disruption to the U.S. economy, or the local economies of the markets in which we operate, cause shortages of building materials, increase costs associated with obtaining building materials, result in building code changes that could increase costs of construction, result in uninsured losses, affect job growth and consumer confidence or cause economic changes that we cannot anticipate, all of which could reduce demand for our homes and adversely impact our business, prospects, liquidity, financial condition and results of operations.

Any future government shutdowns or slowdowns may materially adversely affect our business or financial results.
Any future government shutdowns or slowdowns may materially adversely affect our business or financial results. We can make no assurances that potential home closings affected by any such shutdown or slowdown will occur after the shutdown or slowdown has ended.
Negative publicity could adversely affect our reputation as well as our business, financial results and stock price.
Unfavorable media related to our industry, company, brands, marketing, personnel, operations, business performance or prospects may affect our stock price and the performance of our business, regardless of its accuracy or inaccuracy. The speed at which negative publicity can be disseminated has increased dramatically with the capabilities of electronic communication, including social media outlets, websites, blogs, newsletters and other digital platforms. Our success in maintaining, extending and expanding our brand image depends on our ability to adapt to this rapidly changing media environment. Adverse publicity or negative commentary from any media outlets could damage our reputation and reduce the demand for our homes, which would adversely affect our business.
Risks Related to Our Organization and Structure
We are a holding company, and we are accordingly dependent upon distributions from our subsidiaries to pay dividends, if any, taxes and other expenses.
We are a holding company and will have no material assets other than our ownership of equity interests in our subsidiaries. We have no independent means of generating revenue. Substantially all of our assets are held through subsidiaries of our predecessor, DFH LLC. DFH LLC’s cash flow is dependent on cash distributions from its subsidiaries, and, in turn, substantially all of our cash flow is dependent on cash distributions from DFH LLC. The creditors of each of our direct and indirect subsidiaries are entitled to payment of that subsidiary’s obligations to them, when due and payable, before distributions may be made by that subsidiary to its equity holders.
Therefore, DFH LLC’s ability to make distributions to us and to the holders of the Series B preferred units and the Series C preferred units of DFH LLC depends on its subsidiaries’ ability first to satisfy their obligations to their creditors and then to make distributions to DFH LLC. We intend to cause DFH LLC to make distributions to us in an amount sufficient to cover our expenses, all applicable taxes payable and dividends, if any, declared by us. The holders of the Series B preferred units and the Series C preferred units of DFH LLC are entitled to receive preferred distributions from DFH LLC before payment of distributions to us. Thus, our ability to cover our expenses, all applicable taxes payable and dividends, if any, declared by us depends on DFH LLC’s ability first to satisfy its obligations to its creditors and make distributions to holders of the Series B preferred units and the Series C preferred units of DFH LLC and then to us.
In addition, our participation in any distribution of the assets of any of our direct or indirect subsidiaries upon any liquidation, reorganization or insolvency is only after the claims of such subsidiaries’ creditors, including trade creditors and preferred unitholders, are satisfied. As of June 30, 2020, the aggregate liquidation preference of the Series B preferred units and the Series C preferred units of DFH LLC is $36.4 million.
Furthermore, our future financing arrangements may contain negative covenants, limiting the ability of our subsidiaries to declare or pay dividends or make distributions. To the extent that we need funds, and our subsidiaries are restricted from declaring or paying such dividends or making such distributions under applicable law or regulations, or otherwise unable to provide such funds, for example, due to restrictions in future financing arrangements that limit the ability of our operating subsidiaries to distribute funds, our liquidity and financial condition could be materially harmed.
We depend on key management personnel and other experienced employees.
Our success depends to a significant degree upon the contributions of certain key management personnel, including, but not limited to, Patrick Zalupski, our founder, President, Chief Executive Officer and Chairman of our board of directors. Although we have entered into an employment agreement with Mr. Zalupski, there is no guarantee that Mr. Zalupski will remain employed by us. Our ability to retain our key management personnel or to attract suitable replacements should any members of our management team leave is dependent on the competitive nature of the employment market. The loss of services from key management personnel or a limitation in their availability could materially and adversely impact our business, prospects, liquidity, financial condition and results of operations. Further, such a loss could be negatively perceived in the capital markets. We have not obtained key man life insurance that would provide us with proceeds in the event of the death or disability of any of our key management personnel.
Experienced employees in the homebuilding, land acquisition, development and construction industries are fundamental to our ability to generate, obtain and manage opportunities. In particular, local knowledge and relationships are critical to our ability to source attractive land acquisition opportunities. Experienced employees working in the homebuilding, development and construction industries are highly sought after. Failure to attract and retain such personnel or to ensure that their experience and knowledge is not lost when they leave the business through retirement, redundancy or otherwise may adversely affect the standards of our service and may have an adverse impact on our business, prospects, liquidity, financial condition and results of operations.
Changes in accounting rules, assumptions and/or judgments could materially and adversely affect us.
Accounting rules and interpretations for certain aspects of our financial reporting are highly complex and involve significant assumptions and judgment. These complexities could lead to a delay in the preparation and dissemination of our financial statements. Furthermore, changes in accounting rules and interpretations or in our accounting assumptions and/or judgments, such as those related to asset impairments, could significantly impact our financial statements. In some cases, we could be required to apply a new or revised standard retroactively, resulting in restating prior period financial statements. Any of these circumstances could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations
Access to financing sources may not be available on favorable terms, or at all, especially in light of current market conditions, which could adversely affect our ability to maximize our returns.
Our access to additional third-party sources of financing will depend, in part, on:
•	general market conditions;
•	the duration and effects of the COVID-19 pandemic;
•	the market’s perception of our growth potential;
•	with respect to acquisition and/or development financing, the market’s perception of the value of the land parcels to be acquired and/or developed;
•	our current debt levels;
•	our current and expected future earnings;
•	our cash flow; and
•	the market price per share of our common stock.
The global credit and equity markets and the overall economy can be extremely volatile, which could have a number of adverse effects on our operations and capital requirements. For the past decade, the domestic financial markets have experienced a high degree of volatility, uncertainty and, during certain periods, tightening of liquidity in both the high yield debt and equity capital markets, resulting in certain periods when new capital has been both more difficult and more expensive to access. If we are unable to access the credit markets, we could be required to defer or eliminate important business strategies and growth opportunities in the future. In addition, if there is prolonged volatility and weakness in the capital and credit markets, potential lenders may be unwilling or unable to provide us with financing that is attractive to us or may increase collateral requirements or may charge us prohibitively high fees in order to obtain financing. Consequently, our ability to access the credit market in order to attract financing on reasonable terms may be adversely affected. Investment returns on our assets and our ability to make acquisitions could be adversely affected by our inability to secure additional financing on reasonable terms, if at all.
Depending on market conditions at the relevant time, we may have to rely more heavily on additional equity financings or on less efficient forms of debt financing that require a larger portion of our cash flow from operations, thereby reducing funds available for our operations, future business opportunities and other purposes. We may not have access to such equity or debt capital on favorable terms at the desired times, or at all.
Our current financing arrangements contain, and our future financing arrangements likely will contain, restrictive covenants.
Our current financing agreements contain, and the financing arrangements we enter into in the future likely will contain, covenants that limit our ability to do certain things. Our existing vertical construction lines of credit facilities contain covenants that, among other restrictions, limit the amount of our additional debt and our ability to make certain investments. In connection with this offering, or shortly thereafter, we intend to replace all of our vertical construction lines of credit facilities with a syndicated, unsecured revolving credit facility, which we expect will contain covenants that, among other things, require that we (i) maintain a maximum debt ratio of 65.0% in the first year, 62.5% in the second year and 60.0% thereafter; (ii) maintain an interest coverage ratio of 2.0 to 1.0; (iii) maintain a minimum liquidity equal to the ratio of (A) the sum of (1) unrestricted cash and (2) the amount immediately available but not yet drawn on the new credit facility and (B) interest incurred by us, of not less than 1.0 to 1.0; (iv) maintain a minimum tangible net worth equal to the sum of (A) 75% of the tangible net worth as of the last fiscal quarter prior to the closing date of the new credit facility, (B) 50% of net income from the last fiscal quarter prior to the closing date of the new credit facility and (C) 50% of net proceeds received from all equity issuances after the closing date of the new credit facility; (v) maintain a maximum risks assets ratio of (A) the sum of the GAAP net book value for all finished lots, lots under development and land held for future development to (B) tangible net worth, of no greater than 1.0 to 1.0; (vi) not allow aggregate investments to exceed 20% of tangible net worth; and (vii) may not incur indebtedness other than (A) the obligations under the new credit facility, (B) non-recourse indebtedness in an amount not to exceed 15% of tangible net worth, (C) our PPP Loan and (D) indebtedness under hedge contracts entered into for purposes other than for speculative purposes. The actual terms of our new credit facility may vary from those described above.
If we fail to meet or satisfy any of these provisions, we would be in default under such financing agreement and our lenders could elect to declare outstanding amounts due and payable and terminate their commitments. A default also could limit significantly our financing alternatives, which could cause us to curtail our investment activities and/or dispose of assets when we otherwise would not choose to do so. In addition, future indebtedness we obtain may contain financial covenants limiting our ability to, for example, incur additional indebtedness, make certain investments, reduce liquidity below certain levels and pay dividends to our stockholders and otherwise affect our operating policies. If we default on one or more of our debt agreements, it could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.
Changes in the method of determining LIBOR, or the replacement of LIBOR with an alternative reference rate, may adversely affect interest expense related to outstanding debt.
Borrowings under our existing vertical construction lines of credit facilities bear interest at the London Interbank Offered Rate (“LIBOR”) plus an applicable margin. On July 27, 2017, the Financial Conduct Authority in the United Kingdom, which regulates LIBOR, announced that it intends to phase out LIBOR as a benchmark by the end of 2021. It is unclear whether new methods of calculating LIBOR will be established such that it continues to exist after 2021. Our existing vertical construction lines of credit facilities, which, at the present time, have terms that extends beyond 2021, provide for a mechanism to amend such financing agreements to reflect the establishment of an alternate rate of interest upon the occurrence of certain events related to the phase-out of any applicable interest rate. However, we have not yet pursued any amendments or other contractual alternatives to address this matter and are currently evaluating the potential impact of the eventual replacement of LIBOR on our existing vertical construction lines of credit facilities. In addition, the overall financial markets may be disrupted as a result of the phase-out or replacement of LIBOR. Uncertainty as to the nature of such potential phase-out and alternative reference rates or disruption in the financial market could have a material adverse effect on our cost of capital, financial condition, cash flows and results of operations.
Interest expense on debt we incur may limit our cash available to fund our growth strategies.
As of June 30, 2020, we had total outstanding borrowings of $248.1 million under our existing vertical construction lines of credit facilities, and we could borrow an additional $211.0 million under such financing arrangements. As of June 30, 2020, borrowings under the various financing agreements bore interest at rates ranging from 3.0% plus 30-day LIBOR to 9.5% per annum. In connection with this offering, or shortly thereafter, we intend to replace all of our vertical construction lines of credit facilities with a syndicated, unsecured revolving credit facility, with an expected borrowing base of $400.0 million and an accordion feature that allows the facility to expand to a borrowing base of up to $750.0 million. The new facility is expected to bear interest at rates ranging from 3.50% to 4.50%, depending upon our debt to capitalization ratio. In addition, as of June 30, 2020, we had outstanding $10.7 million aggregate principal amount of non-recourse notes payable in relation to projects in our joint venture arrangements, which bear interest at rates ranging from 0% to 12.5%. If our operations do not generate sufficient cash from operations at levels currently anticipated, we may seek additional capital in the form of debt financing. Our current indebtedness includes, and any additional indebtedness we subsequently incur may have, a floating rate of interest. Higher interest rates could increase debt service requirements on our current floating rate indebtedness, and on any floating rate indebtedness we subsequently incur, and could reduce funds available for operations, future business opportunities or other purposes. If we need to repay existing indebtedness during periods of rising interest rates, we could be required to refinance our then-existing indebtedness on unfavorable terms or liquidate one or more of our assets to repay such indebtedness at times that may not permit realization of the maximum return on such assets and could result in a loss. The occurrence of either such event or both could materially and adversely affect our cash flows and results of operations.
We have identified material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our Class A common stock.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. As of December 31, 2019, our management has determined that the following control deficiencies constitute material weaknesses.
We did not document the design or operation of an effective control environment commensurate with the financial reporting requirements of an SEC registrant. Specifically, we did not design and maintain adequate formal documentation of certain policies and procedures, controls over the segregation and duties within our financial reporting function and the preparation and review of journal entries. In addition, we did not design or maintain effective control activities that contributed to the following additional material weaknesses:
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We did not design control activities to adequately address identified risks, evidence of performance, or operate at a sufficient level of precision that would identify material misstatements to our financial statements.

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We did not design and maintain effective controls over certain IT general controls for information systems that are relevant to the preparation of our consolidated financial statements. Specifically, we did not design and maintain:

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program change management controls to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately;

○	user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs and data to appropriate Company personnel;
○	computer operations controls to ensure that critical batch jobs are monitored and data backups are authorized and monitored; and
○	testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements.
These IT deficiencies did not result in a material misstatement in our financial statements; however, the deficiencies, when aggregated, could impact maintaining effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected. Accordingly, management has determined that these deficiencies in the aggregate constitute a material weakness.
Each of the above material weaknesses did not result in material misstatements in our financial statements; however, they could result in misstatements of our account balances or disclosures that would result in material misstatements of our annual or interim financial statements that would not be prevented or detected.
We are in the process of taking steps intended to address the underlying causes of the control deficiencies in order to remediate the material weaknesses. Our efforts to date have included: (i) formalization of our remediation plan and timelines to fully address the control deficiencies and segregation of duties controls and (ii) development of formal policies around general computer controls, including scheduled formal trainings prior to implementation of an IT general controls framework that addresses risks associated with user access and security, application change management and IT operations to help sustain effective control operations and comprehensive remediation efforts relating to strengthen user access controls and security.
While we believe these efforts will improve our internal controls and address the underlying causes of the material weaknesses, such material weaknesses will not be remediated until our remediation plan has been fully implemented, and we have concluded that our controls are operating effectively for a sufficient period of time.
We cannot be certain that the steps we are taking will be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting or prevent future material weaknesses or control deficiencies from occurring. In addition, we cannot be certain that we have identified all material weaknesses in our internal control over financial reporting or that in the future we will not have additional material weaknesses in our internal control over financial reporting.
In addition, neither our management nor an independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because no such evaluation has been required. Had we or our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified. If we fail to effectively remediate the material weaknesses in our internal control over financial reporting, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls when required to do so in the future, we may be unable to accurately or timely report our financial condition or results of operations. In addition, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, when required, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets and our stock price could be adversely affected.
We may change our operational policies, investment guidelines and our business and growth strategies without stockholder consent, which may subject us to different and more significant risks in the future.
Our board of directors will determine our operational policies, investment guidelines and our business and growth strategies. Our board of directors may make changes to, or approve transactions that deviate from, those policies, guidelines and strategies without a vote of, or notice to, our stockholders. This could result in us conducting operational matters, making investments or pursuing different business or growth strategies than those contemplated in this prospectus. Under any of these circumstances, we may expose ourselves to different and more significant risks in the future, which could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.
Risks Related to this Offering and Ownership of Our Class A Common Stock
There is currently no public market for shares of our Class A common stock, a trading market for our Class A common stock may never develop following this offering and our Class A common stock price may be volatile and could decline substantially following this offering.
Prior to this offering, there has been no market for shares of our Class A common stock. Although we have applied to list the shares of our Class A common stock on the Nasdaq Global Select Market, an active trading market for the shares of our Class A common stock may never develop, or if one develops, it may not be sustained following this offering. Accordingly, no assurance can be given as to the following:
•	the likelihood that an active trading market for shares of our Class A common stock will develop or be sustained,
•	the liquidity of any such market,
•	the ability of our stockholders to sell their shares of Class A common stock or
•	the price that our stockholders may obtain for their Class A common stock.
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If an active market does not develop or is not maintained, the market price of our Class A common stock may decline, and you may not be able to sell your shares of our Class A common stock. Even if an active trading market develops for our Class A common stock subsequent to this offering, the market price of our Class A common stock may be highly volatile and subject to wide fluctuations. Our financial performance, government regulatory action, tax laws, interest rates and market conditions in general could have a significant impact on the future market price of our Class A common stock.

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Furthermore, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our Class A common stock could fluctuate based upon factors that have little or nothing to do with our operations, and these fluctuations could materially reduce the price of our Class A common stock and materially affect the value of your investment in our Class A common stock.

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The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

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As a public company, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act, related regulations of the SEC, including filing quarterly and annual financial statements, and the requirements of the Nasdaq, with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. We will need to:

•	institute a more comprehensive compliance function, including for financial reporting and disclosures;
•	continue to prepare and distribute periodic public reports in compliance with our obligations under federal securities laws;
•	comply with rules promulgated by Nasdaq;
•	continue to prepare and distribute periodic public reports in compliance with our obligations under federal securities laws;
•	enhance our investor relations function;
•	establish new internal policies, such as those relating to insider trading; and
•	involve and retain to a greater degree outside counsel and accountants in the above activities.
The changes necessitated by becoming a public company require a significant commitment of resources and management oversight that has increased, and may continue to increase, our costs and might place a strain on our systems and resources. Such costs could have a material adverse effect on our business, financial condition and results of operations.
Furthermore, while we generally must comply with Section 404 of the Sarbanes-Oxley Act for our fiscal year ending December 31, 2020, we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting until our first annual report subsequent to our ceasing to be an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities

Act. Accordingly, we may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting until as late as our annual report for the fiscal year ending December 31, 2025. Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, operated or reviewed. Compliance with these requirements may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.
In addition, we expect that being a public company subject to these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.
The initial public offering price of our Class A common stock may not be indicative of the market price of our Class A common stock after this offering. In addition, an active, liquid and orderly trading market for our Class A common stock may not develop or be maintained, and our stock price may be volatile.
Prior to this offering, our Class A common stock was not traded on any market. An active, liquid and orderly trading market for our Class A common stock may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of our Class A common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our Class A common stock, you could lose a substantial part or all of your investment in our Class A common stock. The initial public offering price will be negotiated between us and representatives of the underwriters, based on numerous factors and may not be indicative of the market price of our Class A common stock after this offering. See “Underwriting” in this prospectus for additional information. Consequently, you may not be able to sell shares of our Class A common stock at prices equal to or greater than the price paid by you in this offering.
The following factors could affect our stock price:
•	the impact of the COVID-19 pandemic on us and the national and global economies;
•	our operating and financial performance;
•	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;
•	the public reaction to our press releases, our other public announcements and our filings with the SEC;
•	strategic actions by our competitors;
•	changes in revenue or earnings estimates, or changes in recommendations or withdrawals of research coverage, by equity research analysts;
•	market and industry perception of our success, or lack thereof, in pursuing our growth strategies;
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introductions or announcements of new products offered by us or significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors and the timing of such introductions or announcements;

•	our ability to effectively manage our growth;
•	speculation in the press or investment community;
•	the failure of research analysts to cover our Class A common stock;
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whether investors or securities analysts view our stock structure unfavorably, particularly our dual-class structure and the significant voting control of our executive officers, directors and their affiliates;

•	our ability or inability to raise additional capital through the issuance of equity or debt or other arrangements and the terms on which we raise it;

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additional shares of our Class A common stock being sold into the market by us or our existing stockholders, or the anticipation of such sales, including if existing stockholders sell shares into the market when applicable “lock-up” periods end;

•	changes in accounting principles, policies, guidance, interpretations or standards;
•	additions or departures of key management personnel;
•	actions by our stockholders;
•	changes in operating performance and stock market valuations of companies in our industry, including our vendors and competitors;
•	trading volume of our Class A common stock;
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price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole and those resulting from natural disasters, severe weather events, terrorist attacks and responses to such events;

•	lawsuits threatened or filed against us;
•	domestic and international economic, legal and regulatory factors unrelated to our performance; and
•	the realization of any risks described under this “Risk Factors” section.
The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.
Investors in this offering will experience immediate and substantial dilution of $ per share.
Based on an assumed initial public offering price of $   per share (the midpoint of the price range set forth on the cover of this prospectus), purchasers of our Class A common stock in this offering will experience an immediate and substantial dilution of $   per share in the as adjusted net tangible book value per share of Class A common stock from the initial public offering price, and our adjusted pro forma net tangible book value as of June 30, 2020 after giving effect to this offering would have been $   per share. This dilution is due in large part to earlier investors having paid less than the initial public offering price when they purchased their shares. See “Dilution” in this prospectus for additional information.
We have broad discretion to use the proceeds from this offering, and our investment of those proceeds may not yield a favorable return.
Our management has broad discretion to spend the proceeds from this offering in ways with which you may not agree. The failure of our management to apply these funds effectively could result in unfavorable returns. This could harm our business and could cause the price of our common stock to decline.
Mr. Zalupski will have the ability to direct the voting of a majority of the voting power of our common stock, and his interests may conflict with those of our other stockholders.
Upon consummation of this offering, our common stock will consist of two classes: Class A and Class B. Holders of Class A common stock are entitled to one vote per share, and holders of Class B common stock are entitled to three votes per share. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or our certificate of incorporation. Upon completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares of our Class A common stock and after the transactions described herein under “Corporate Reorganization”), Mr. Zalupski, our founder, President, Chief Executive Officer and Chairman of our board of directors, will own, through personal holdings and an entity that he controls, 100% of our Class B common stock (representing   % of the total combined voting power of our Class A common stock and Class B common stock).

As a result, Mr. Zalupski will be able to control matters requiring stockholder approval, including the election and removal of directors, changes to our organizational documents and significant corporate transactions, including any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership makes it unlikely that any holder or group of holders of our Class A common stock will be able to affect the way we are managed or the direction of our business. The interests of Mr. Zalupski with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other stockholders. Mr. Zalupski would have to approve any potential acquisition of us. The existence of significant stockholders may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management or limiting the ability of our other stockholders to approve transactions that they may deem to be in our best interests. Mr. Zalupski’s concentration of stock ownership may also adversely affect the trading price of our Class A common stock to the extent investors perceive a disadvantage in owning stock of a company with significant stockholders.
Certain of our directors have significant duties with, and spend significant time serving, entities that may compete with us in seeking acquisitions and business opportunities and, accordingly, may have conflicts of interest in pursuing business opportunities.
Certain of our directors hold positions of responsibility with other entities whose businesses are involved in certain aspects of the real estate industry, including in DF Capital, with which we partner for certain land banking opportunities. These directors may become aware of business opportunities that may be appropriate for presentation to us, as well as to the other entities with which they are or may become affiliated. Due to these existing and potential future affiliations, they may present potential business opportunities to other entities prior to presenting them to us, which could cause additional conflicts of interest. They may also decide that certain opportunities are more appropriate for other entities with which they are affiliated, and, as a result, they may elect not to present those opportunities to us. These conflicts of interest may not be resolved in our favor. For additional discussion of our directors’ business affiliations and the potential conflicts of interest of which our stockholders should be aware, see “Management” and “Certain Relationships and Related Party Transactions.”
Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.
Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), our amended and restated certificate of incorporation or our bylaws or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a stockholders’ ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.
We do not intend to pay cash dividends on our Class A common stock in the foreseeable future. Consequently, your only opportunity to achieve a return on your investment is if the price of our Class A common stock appreciates.
We do not plan to declare cash dividends on shares of our Class A common stock in the foreseeable future. Consequently, your only opportunity to achieve a return on your investment in us will be if you sell your

Class A common stock at a price greater than you paid for it. There is no guarantee that the price of our Class A common stock that will prevail in the market will ever exceed the price that you pay in this offering.
Sales of substantial amounts of our Class A common stock in the public markets, or the perception that they might occur, could reduce the price that our Class A common stock might otherwise attain and may dilute your voting power and your ownership interest in us.
Sales of a substantial number of shares of our Class A common stock in the public market after this offering, particularly sales by our directors, executive officers and significant stockholders, or the perception that these sales could occur, could adversely affect the market price of our Class A common stock and may make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate. Upon completion of this offering, we will have     shares of Class A common stock outstanding and    shares of Class B common stock outstanding, assuming no exercise by the underwriters of their option to purchase additional shares of our Class A common stock.
All of the shares of Class A common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act (“Rule 144”).
We are offering   shares of our Class A common stock as described in this prospectus (excluding the underwriters’ option to purchase up to   additional shares of our Class A common stock). Upon the completion of this offering, the members of our management team and other officers and employees will be granted an aggregate of   equity awards (based upon the midpoint of the price range set forth on the cover page of this prospectus) pursuant to our LTIP and our director nominees will be granted an aggregate of   equity awards upon the completion of this offering pursuant to our LTIP (based upon the midpoint of the price range set forth on the cover page of this prospectus). The actual number of equity awards will be based upon the price at which the shares are sold to the public in this offering. In connection with this offering, we intend to file a registration statement on Form S-8 to register the total number of shares of our Class A common stock that may be issued under our LTIP, including the   equity awards to be granted to the members of our management team, other officers and employees and our director nominees upon the completion of this offering pursuant to our LTIP.
Subject to certain exceptions, we, our officers and directors and record holders of substantially all of our Class A common stock and Class B common stock have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of capital stock without the permission of BofA Securities, Inc. on behalf of the underwriters, for a period of 180 days from the date of this prospectus. See “Underwriting” for more information on these agreements. When such lock-up period expires, we and our securityholders will be able to sell our Class A common stock, subject to the limitations set forth in the lock-up agreements, in the public market. In addition, BofA Securities, Inc. may, in its sole discretion, release all or some portion of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. See “Shares Eligible for Future Sale” for more information. Sales of a substantial number of our Class A common stock upon expiration of the lock-up agreements, or the perception that such sales may occur, or early release of the lock-up agreements, could cause our market price to fall or make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate.
We may also issue our shares of Class A common stock or securities convertible into shares of our Class A common stock from time to time in connection with a financing, acquisition, investment or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the market price of our Class A common stock to decline.
The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our Class A common stock.
We, our officers and directors and holders of substantially all our Class A common stock have entered or will enter into lock-up agreements pursuant to which we and they will be subject to certain restrictions with respect to the sale or other disposition of our Class A common stock for a period of 180 days following the date of this prospectus. The representative of the underwriters, at any time and without notice, may release all or any portion of the Class A common stock subject to the foregoing lock-up agreements. See “Underwriting” for more information on these agreements. If the restrictions under the lock-up agreements are waived, then the Class A common stock, subject to compliance with the Securities Act or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our Class A common stock to decline and impair our ability to raise capital.
Provisions in our charter documents or Delaware law, as well as Mr. Zalupski’s beneficial ownership of all of our outstanding Class B common stock, could discourage acquisition bids or merger proposals, which may adversely affect the market price of our Class A common stock.
Some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders, including:
•	providing that the board of directors is expressly authorized to determine the size of our board of directors;
•	limiting the ability of our stockholders to call special meetings;
•	establishing advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders;
•	providing that the board of directors is expressly authorized to adopt, or to alter or repeal, our bylaws; and
•
establishing advance notice and certain information requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Upon consummation of this offering, Mr. Zalupski, through his beneficial ownership of all of our outstanding Class B common stock, will control approximately   % of the total combined voting power of our outstanding Class A common stock and Class B common stock, which will give him the ability to prevent a potential takeover of our company. If a change of control or change in management is delayed or prevented, the market price of our Class A common stock could decline.
In addition, some of the restrictive covenants contained in our various financing agreement may delay or prevent a change in control.
Future offerings of debt securities, which would rank senior to our Class A common stock upon our bankruptcy or liquidation, and future offerings of equity securities that may be senior to our Class A common stock for the purposes of dividend and liquidation distributions, may adversely affect the market price of our Class A common stock.
In the future, we may attempt to increase our capital resources by making offerings of debt securities or additional offerings of equity securities. Upon bankruptcy or liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our Class A common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our Class A common stock, or both. Our preferred stock will have a preference on liquidating distributions and dividend payments, which could limit our ability to make a dividend distribution to the holders of our Class A common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and purchasers of our Class A common stock in this offering bear the risk of our future offerings reducing the market price of our Class A common stock and diluting their ownership interest in our company.
Under certain circumstances, the Series C preferred units of DFH LLC will be convertible into shares of our Class A common stock, which could dilute your voting power and your ownership interest in us, and such a conversion or the perceived possibility of such a conversion could reduce the price that our Class A common stock might otherwise attain.
Under certain circumstances, the Series C preferred units of DFH LLC will be convertible into shares of our Class A common stock. Any such conversion could result in substantial dilution to our existing stockholders and cause the market price of our Class A common stock to decline. See “Management’s Discussion and Analysis of

Financial Condition and Results of Operations—Liquidity and Capital Resources—Series C Preferred Units” for a description of the Series C preferred units of DFH LLC.
The Series C preferred units of DFH LLC have certain protective covenants, which could limit our ability to engage in certain business combinations, recapitalizations or other fundamental changes.
The Series C preferred units of DFH LLC have certain protective covenants. DFH LLC may not engage in a fundamental change, including a recapitalization, a merger and a sale of all or substantially all of its assets, without the consent of holders of the Series C preferred units of DFH LLC. These provisions could increase the cost of any such fundamental change transaction, which may discourage a merger, combination or change in control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests. In addition, so long as the Series C preferred units of DFH LLC remain outstanding, DFH LLC must comply with certain financial covenants. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Series C Preferred Units” for a description of the Series C preferred units of DFH LLC.
Even though we may want to redeem the Series B preferred units and/or the Series C preferred units of DFH LLC, we may not have the ability to redeem the Series B preferred units and/or the Series C preferred units of DFH LLC, as the case may be.
DFH LLC has the right to redeem the Series B preferred units and the Series C preferred units from time to time on or prior to September 30, 2022 and December 31, 2021 (which can be extended to June 30, 2022 at the option of DFH LLC), respectively. As of June 30, 2020, the redemption price for all of the outstanding Series B preferred units of DFH LLC was $8.8 million and for all of the outstanding Series C preferred units of DFH LLC was $27.6 million. Any decision we may make at any time regarding whether to redeem the Series B preferred units and/or the Series C preferred units of DFH LLC will depend upon a wide variety of factors, including our evaluation of our capital position, our capital requirements, the potential convertibility of the Series C preferred units of DFH LLC and general market conditions at that time. Even though we may want to redeem the Series B preferred units and/or the Series C preferred units of DFH LLC, we may be restricted from doing so by our debt agreements or we might not have sufficient cash available to redeem such preferred units.
Non-U.S. holders may be subject to U.S. federal income tax on gain realized on the sale or disposition of shares of our Class A common stock.
Because of our anticipated holdings in U.S. real property interests following the completion of the Corporate Reorganization and this offering, we believe we will be and will remain a “United States real property holding corporation” for U.S. federal income tax purposes. As a result, a non-U.S. holder (as defined in “Material U.S. Federal Income Tax Consequences to Non-U.S. Holders”) generally will be subject to U.S. federal income tax on any gain realized on a sale or disposition of shares of our Class A common stock unless our Class A common stock is regularly traded on an established securities market and such non-U.S. holder did not actually or constructively hold more than 5% of our Class A common stock at any time during the shorter of (a) the five-year period preceding the date of the sale or disposition and (b) the non-U.S. holder’s holding period in such stock. In addition, if our Class A common stock is not regularly traded on an established securities market, a purchaser of the stock generally will be required to withhold and remit to the IRS 15% of the purchase price. A non-U.S. holder also will be required to file a U.S. federal income tax return for any taxable year in which it realizes a gain from the disposition of our Class A common stock that is subject to U.S. federal income tax. We anticipate that our Class A common stock will be regularly traded on an established securities market following this offering. However, no assurance can be given in this regard, and no assurance can be given that our Class A common stock will remain regularly traded in the future. Non-U.S. holders should consult their tax advisors concerning the consequences of disposing of shares of our Class A common stock.
We expect to be a “controlled company” within the meaning of the Nasdaq Global Select Market rules and, as a result, will qualify for, and intend to rely on exemptions from certain corporate governance requirements.
Upon completion of this offering, Mr. Zalupski will beneficially own a majority of our outstanding voting interests. As a result, we expect to be a “controlled company” within the meaning of the Nasdaq corporate governance standards. Under the Nasdaq rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a “controlled company” and may elect not to comply with certain Nasdaq corporate governance requirements, including the requirements that:
•	a majority of such company’s board of directors consist of independent directors;
•	such company have a nominating and governance committee that is composed entirely of independent directors with a written charter addressing such committee’s purpose and responsibilities;
•	such company have a compensation committee that is composed entirely of independent directors with a written charter addressing such committee’s purpose and responsibilities; and
•	such company conduct an annual performance evaluation of the nominating and governance and compensation committees.
These requirements will not apply to us as long as we remain a controlled company. For at least some period following this offering, we intend to utilize certain of these exemptions. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements. See “Management” in this prospectus for additional information.
For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.
We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things: (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; (iii) provide certain disclosure regarding executive compensation required of larger public companies; or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.07 billion of revenues in a fiscal year, have more than $700.0 million in market value of our Class A common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.
To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our Class A common stock to be less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.
If securities or industry analysts do not publish research or reports about our business, they adversely change their recommendations regarding our Class A common stock or our operating results do not meet their expectations, our stock price could decline.
The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our Class A common stock, or if our operating results do not meet their expectations, our stock price could decline.
The dual class structure of our common stock may adversely affect the trading market for our Class A common stock.
In July 2017, S&P Dow Jones Indices and FTSE International Limited announced changes to their eligibility criteria for the inclusion of shares of public companies on certain indices, including the Russell 2000, the S&P 500, the S&P MidCap 400 and the S&P SmallCap 600, to exclude companies with multiple classes of shares of common stock from being added to these indices. As a result, our dual class capital structure would make us ineligible for inclusion in any of these indices, and mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not be investing in our stock. Furthermore, we cannot assure you that other stock indices will not take a similar approach to S&P Dow Jones or FTSE Russell in the future. Exclusion from indices could make our Class A common stock less attractive to investors, and, as a result, the market price of our Class A common stock could be adversely affected.
The historical and pro forma financial information in this prospectus may make it difficult to accurately predict our costs of operations in the future.
The historical financial information in this prospectus does not reflect the added costs we expect to incur as a public company or the resulting changes that will occur in our capital structure and operations. In preparing our pro forma financial information we have given effect to, among other items, the H&H Acquisition. The estimates we used in our pro forma financial information may not be similar to our actual experience as a public company. For more information on our historical financial information and pro forma financial information, see “Unaudited Pro Forma Financial Information,” “Selected Historical and Pro Forma Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Corporate Reorganization” and our consolidated financial statements included elsewhere in this prospectus.
Risks Related to the H&H Acquisition
We may experience difficulties in integrating the operations of H&H Homes into our business and in realizing the expected benefits of the H&H Acquisition.
The success of the H&H Acquisition will depend in part on our ability to realize the anticipated business opportunities from combining the operations of H&H Homes with our business in an efficient and effective manner. The integration process could take longer than anticipated and could result in the loss of key employees, the disruption of each company’s ongoing businesses, tax costs or inefficiencies or inconsistencies in standards, controls, IT systems, procedures and policies, any of which could adversely affect our ability to maintain relationships with customers, employees or other third parties, or our ability to achieve the anticipated benefits of the H&H Acquisition, and could harm our financial performance. If we are unable to successfully or timely integrate the operations of H&H Homes with our business, we may incur unanticipated liabilities and be unable to realize the revenue growth, synergies and other anticipated benefits resulting from the H&H Acquisition, and our business, results of operations and financial condition could be materially and adversely affected.
We have incurred significant costs in connection with the H&H Acquisition. The substantial majority of these costs are non-recurring expenses related to the H&H Acquisition. These non-recurring costs and expenses are not reflected in the unaudited pro forma consolidated financial data included in this prospectus. We may incur additional costs in the integration of H&H Homes and may not achieve cost synergies and other benefits sufficient to offset the incremental costs of the H&H Acquisition.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
The information in this prospectus includes “forward-looking statements.” Many statements included in this prospectus are not statements of historical fact, including statements concerning our expectations, beliefs, plans, objectives, goals, strategies, future events or performance and underlying assumptions. Actual results may differ materially from those expressed or implied by these statements. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Certain, but not necessarily all, of such forward-looking statements can be identified by the use of forward-looking terminology, such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “projection,” “should” or “will” or the negative thereof or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:
•	our market opportunity and the potential growth of that market;
•	the expected impact of the COVID-19 pandemic;
•	our strategy, expected outcomes and growth prospects;
•	trends in our operations, industry and markets;
•	our future profitability, indebtedness, liquidity, access to capital and financial condition; and
•	the H&H Acquisition and our integration of H&H Homes’ operations.
We have based these forward-looking statements on our current expectations and assumptions about future events based on information available to our management at the time the statements were made, including those set forth in the JBREC market study. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Therefore, we cannot assure you that actual results will not differ materially from those expressed or implied by our forward-looking statements. The following factors, among others, may cause actual results to differ materially from those expressed or implied in our forward-looking statements:
•	adverse effects of the COVID-19 pandemic on our business, financial conditions and results of operations and our suppliers and trade partners;
•
adverse effects of the COVID-19 pandemic and other economic changes either nationally or in the markets in which we operate, including, among other things, increases in unemployment, volatility of mortgage interest rates and inflation and decreases in housing prices;

•	a slowdown in the homebuilding industry or changes in population growth rates in our markets;
•	volatility and uncertainty in the credit markets and broader financial markets;
•	the cyclical and seasonal nature of our business;
•	our future operating results and financial condition;
•	our business operations;
•	changes in our business and investment strategy;
•	the success of our operations in recently opened new markets and our ability to expand into additional new markets;
•	our ability to continue to leverage our asset-light and capital efficient lot acquisition strategy;
•	our ability to develop our projects successfully or within expected timeframes;
•	our ability to identify potential acquisition targets and close such acquisitions;
•	our ability to successfully integrate H&H Homes following the consummation of the H&H Acquisition and any future acquired businesses with our existing operations;
•	availability of land to acquire and our ability to acquire such land on favorable terms, or at all;
•	availability, terms and deployment of capital and ability to meet our ongoing liquidity needs;
•	restrictions in our debt agreements that limit our flexibility in operating our business;

•	disruption in the terms or availability of mortgage financing or an increase in the number of foreclosures in our markets;
•	decline in the market value of our inventory or controlled lot positions;
•	shortages of, or increased prices for, labor, land or raw materials used in land development and housing construction, including due to changes in trade policies;
•	delays in land development or home construction resulting from natural disasters, adverse weather conditions or other events outside our control;
•	uninsured losses in excess of insurance limits;
•	the cost and availability of insurance and surety bonds;
•	changes in, liabilities under, or the failure or inability to comply with, governmental laws and regulations, including environmental laws and regulations;
•	the timing of receipt of regulatory approvals and the opening of projects;
•	the degree and nature of our competition;
•	decline in the financial performance of our joint ventures, our lack of sole decision-making authority thereof and maintenance of relationships with our joint venture partners;
•	negative publicity or poor relations with the residents of our projects;
•	existing and future warranty and liability claims;
•	existing and future litigation, arbitration or other claims;
•	availability of qualified personnel and third-party contractors and subcontractors;
•	information system failures, cyber incidents or breaches in security;
•	our ability to retain our key personnel;
•	our ability to maintain an effective system of internal control and produce timely and accurate financial statements or comply with applicable regulations;
•	our leverage and future debt service obligations;
•	the impact on our business of any future government shutdown;
•	the impact on our business of acts of war or terrorism;
•	our reliance on dividends, distributions and other payments from our subsidiaries to meet our obligations;
•	our status as an emerging growth company;
•	other risks and uncertainties inherent in our business; and
•	other factors we discuss under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
We caution you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond our control, incident to the operation of our business. These risks include, but are not limited to, the risks described under “Risk Factors” in this prospectus. Should one or more of the risks or uncertainties described in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.
All forward-looking statements, expressed or implied, included in this prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.
Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.

USE OF PROCEEDS
We expect the net proceeds from this offering to be approximately $   million, assuming an initial public offering price of $   per share (the midpoint of the price range set forth on the cover page of this prospectus) (or approximately $   million if the underwriters’ option to purchase additional shares of our Class A common stock is exercised in full) and after deducting estimated underwriting discounts and commissions and estimated offering expenses of approximately $   million, in the aggregate, which are payable by us.
We intend to use the net proceeds from this offering primarily for the acquisition of land and for general corporate purposes, including home construction and other related purposes. We may also use a portion of the net proceeds from this offering to supplement the refinancing of our existing vertical construction lines of credit facilities. As of June 30, 2020, we had 16 vertical construction lines of credit facilities with cumulative maximum availability of $461.1 million, and an aggregate outstanding balance of approximately $248.1 million. As of June 30, 2020, borrowings under our vertical construction lines of credit facilities bore interest at rates ranging from 4.02% to 10.59% per annum. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities, Letters of Credit, Surety Bonds and Financial Guarantees” in this prospectus for additional information. We have not allocated specific amounts of net proceeds from this offering for any of these purposes.

DIVIDEND POLICY
We do not anticipate declaring or paying any cash dividends on shares of our common stock for the foreseeable future. We currently intend to retain future earnings, if any, to finance the growth of our business. Any determination to declare or pay dividends on shares of our common stock will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments and such other factors as our board of directors deems relevant in its discretion.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2020:
•	on an actual basis;
•	on an as adjusted basis to give effect to (i) the Corporate Reorganization and (ii) the H&H Acquisition; and
•
on an as further adjusted basis to give effect to (i) our receipt of estimated net proceeds from the sale of shares of our Class A common stock in this offering at an assumed initial offering price of $   per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses, (ii) planned distributions to the owners of the entities comprising our predecessor for estimated federal income taxes of approximately $5.4 million on earnings of our predecessor (which was a pass-through entity for tax purposes) for the period from January 1, 2020 through June 30, 2020 and (iii) the replacement of all of our vertical construction lines of credit facilities with a syndicated, unsecured revolving credit facility

You should read the following table in conjunction with “Unaudited Pro Forma Financial Information,” “Selected Historical and Pro Forma Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Corporate Reorganization” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.
	As of June 30, 2020
	Actual	As adjusted	As further adjusted
	(In thousands, except unit/share and per share data)
Cash and Cash Equivalents	$35,057	108,139
Total Debt:
Construction lines of credit, net	$248,120	351,994
New syndicated, unsecured revolving credit facility(1)	—	—
Notes payable	10,715	10,885
Total debt	$258,835	362,879
Member’s Equity:
Common units – 73,123 units authorized and issued, actual; 73,123 units outstanding, actual; no units authorized, issued or outstanding, pro forma and pro forma as adjusted	$65,195	—	—
Non-voting common units – 100,000 units authorized, actual; 10,543 units issued and outstanding, actual; no units authorized, issued or outstanding, pro forma and pro forma as adjusted	21,178	—	—
Series A preferred units – 15,400 units authorized and issued, actual; 15,400 units outstanding, actual; no units authorized, issued or outstanding, pro forma and pro forma as adjusted	16,533	—	—
Series B preferred units – 7,143 units authorized and issued, actual; 7,143 units outstanding, actual; no units authorized, issued or outstanding, pro forma and pro forma as adjusted	5,971	—	—
Series C preferred units – 27,000 units authorized and issued, actual; 26,000 units outstanding, actual; no units authorized, issued or outstanding, pro forma and pro forma as adjusted	25,531	—	—
Series D-1 preferred units – 3 units authorized and issued, actual; 3 units outstanding, actual; no units authorized, issued or outstanding, pro forma and pro forma as adjusted(2)	3,000	—	—
Series D-2 preferred units – 9 units authorized and issued, actual; 3 units outstanding, actual; no units authorized, issued or outstanding, pro forma and pro forma as adjusted(2)	3,000	—	—
Non-controlling interests	$31,410	—	—
Total members’ equity(3)	$171,818	—	—

As of June 30, 2020
	Actual	As adjusted	As further adjusted
(In thousands, except unit/share and per share data)
Stockholders’ Equity:
Preferred stock, $0.001 par value – no shares authorized, issued or outstanding, actual; shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Class A common stock, $0.01 par value – no shares authorized, issued or outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—
Class B common stock, $0.01 par value – no shares authorized, issued or outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—
Additional paid-in capital(2)	—
Total stockholders’ equity	—
Total Capitalization	$171,818
(1)
In connection with this offering, or shortly thereafter, we intend to replace all of our vertical construction lines of credit facilities with a syndicated, unsecured revolving credit facility with an expected borrowing base of $400.0 million and an accordion feature that allows the facility to expand to a borrowing base of up to $750.0 million.

(2)	In July 2020, our predecessor redeemed all three Series D-1 preferred units of DFH LLC and the remaining three Series D-2 preferred units of DFH LLC for $6.0 million, plus accrued interest.
(3)	In connection with the Corporate Reorganization, the equity in DFH LLC will be recapitalized. See “Corporate Reorganization” in this prospectus for additional information.
The information presented above assumes no exercise of the underwriters’ option to purchase additional shares of our Class A common stock.

DILUTION
If you invest in our Class A common stock, your ownership interest in us will be diluted to the extent of the difference between the initial public offering price in this offering per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our common stock upon consummation of this offering. Pro forma net tangible book value per share represents the book value of our total tangible assets less the book value of our total liabilities divided by the total number of shares of common stock then issued and outstanding, on a pro forma basis after giving effect to the Corporate Reorganization and the H&H Acquisition.
Pro forma net tangible book deficit as of June 30, 2020 was $   million, or $   per share based on   shares of our common stock outstanding. After giving effect to our sale of     shares of Class A common stock in this offering, at an assumed initial public offering price of $  per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting assumed underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book deficit as of June 30, 2020 would have been $   million, or $   per share (assuming no exercise of the underwriters’ option to purchase additional shares of our Class A common stock). This amount represents an immediate increase in pro forma net tangible book value of $   per share of Class A common stock to our existing investors before this offering and an immediate dilution of $   per share to new investors purchasing Class A common stock in this offering. The following table illustrates this dilution per share:
Assumed initial public offering price per share		$
Historical net tangible book value per share as of June 30, 2020	$
Increase per share attributable to the pro forma adjustments described above
Pro forma net tangible book value per share as of June 30, 2020
Increase in pro forma net tangible book value per share attributable to this offering	$
Pro forma as adjusted net tangible book value per share after giving effect to this offering		$
Dilution per share to new investors in this offering		$
If the underwriters exercise in full their option to purchase     additional shares of our Class A common stock in this offering, our pro forma as adjusted net tangible book deficit per share after this offering would be $   , and the dilution in pro forma as adjusted net tangible book deficit per share to new investors purchasing Class A common stock in this offering would be $   , assuming no change in the initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The following table summarizes, on a pro forma as adjusted basis as of June 30, 2020, the differences between the number of shares of Class A common stock purchased from us, the total consideration paid and the average price per share paid by existing investors and to be paid by the new investors purchasing shares of Class A common stock in this offering, at an assumed initial public offering price of $   per share (the midpoint of the price range set forth on the cover page of this prospectus), before deducting the underwriting discounts and commissions and offering expenses payable by us in connection with this offering.
			Total Consideration
	Shares Purchased		Amount (in millions)	Percent	Average Price Per Share
	Number	Percent
Existing investors(1)		%	$	—%	$
New investors				100
Total		100%		$100%	$
(1)	Does not include shares of Class A common stock reserved for issuance pursuant to our LTIP.
The data in the table excludes     shares of Class A common stock initially reserved for issuance under our LTIP, based on an assumed public offering price of $   per share (the midpoint of the price range set forth on the cover page of this prospectus).

A $1.00 increase (decrease) in the assumed initial public offering price of $   per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the total consideration paid by new investors in this offering by $   million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by    percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by    percentage points, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting the underwriting discounts and commissions and offering expenses payable by us in connection with this offering. An increase (decrease) of 1.0 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $   million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by   percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by    percentage points, assuming no change in the assumed initial public offering price per share and before deducting the underwriting discounts and commissions and offering expenses payable by us in connection with this offering.
The table above assumes no exercise of the underwriters’ option to purchase additional shares of our Class A common stock in this offering. If the underwriters’ option to purchase additional shares of our Class A common stock is fully exercised, the number of shares of our common stock held by existing investors would be reduced to     % of the total number of shares of our common stock outstanding after this offering, and the number of shares of Class A common stock held by new investors purchasing common stock in this offering would be increased to    % of the total number of shares of our common stock outstanding after this offering.

UNAUDITED PRO FORMA FINANCIAL INFORMATION
The following unaudited pro forma consolidated balance sheets as of June 30, 2020 and the unaudited pro forma statements of comprehensive income for the six months ended June 30, 2020 and for the year ended December 31, 2019 present our financial position and results of operations after giving pro forma effect to (i) the Corporate Reorganization described under “Corporate Reorganization,” (ii) the H&H Acquisition, (iii) this offering and the receipt of net proceeds therefrom, (iv) the replacement of all of our vertical construction lines of credit facilities with a syndicated, unsecured revolving credit facility, and (v) planned distributions to the owners of the entities comprising our predecessor for estimated federal income taxes of approximately $5.4 million on earnings of our predecessor (which was a pass-through entity for tax purposes) for the period from January 1, 2020 through June 30, 2020 (such transactions collectively, the “Adjustment Transactions”), as if each of the Adjustment Transactions had been completed as of June 30, 2020 with respect to the unaudited pro forma consolidated balance sheets as of June 30, 2020 and as of January 1, 2019 with respect to the unaudited pro forma statements of comprehensive income for the six months ended June 30, 2020 and the year ended December 31, 2019.
The unaudited pro forma consolidated financial statements reflect the following:
•	The H&H Acquisition and the application of purchase accounting, including:
○
Recording the net tangible assets of H&H Homes, subject to certain assets and liabilities that were on the H&H LLC balance sheet as of June 30, 2020 but not acquired in the H&H Acquisition. Net tangible assets of $8.2 million were not acquired. We estimate we will adjust H&H Homes’ book value of real estate inventory by a credit of $1.6 million to the June 30, 2020 historical balance. The amortization of this adjustment was reflected in the unaudited pro forma statements of comprehensive income for the year ended December 31, 2019. We estimated the book value of H&H Homes’ construction lines of credit to approximate fair value, as the interest rates are variable and the duration is short term;

○
Recording goodwill of $26.6 million, based on an acquisition price of approximately $49.0 million, including a $29.5 million payment at the closing of the H&H Acquisition and estimated earn out payments of $19.5 million, and considering assets and liabilities not acquired and purchase accounting valuation adjustments; and

○
Recording a short-term bridge note of $20.0 million (the “H&H Acquisition Note”) to fund a portion of the purchase price of the H&H Acquisition. The H&H Acquisition Note has a term of seven months beginning on October 1, 2020 and bears a fixed interest rate of 14%. We are required to pay interest on the H&H Acquisition Note on the first business day of every month and repay the H&H Acquisition Note on May 1, 2021. The interest on the H&H Acquisition Note is shown in the unaudited pro forma statements of comprehensive income for the year ended December 31, 2019. There were no material issuance costs associated with the H&H Acquisition Note.

•	This offering and related transactions, including:
○	The Corporate Reorganization;
○
The previously unrecognized compensation expense of $  million associated with membership units granted to certain members of our management team. Based on the terms of the grants, these DFH LLC membership units will immediately vest upon the closing of this offering and the Corporate Reorganization;

○
The issuance of   shares of Class A common stock assuming an initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus, with the actual amount equal to $   divided by the initial public offering price per share) to be issued to certain of our officers and employees;

○	The recognition of income taxes related to the Corporate Reorganization, including:
•	Recording deferred income taxes related to our reorganization into a taxable entity;

•
Our taxation as a corporate entity. We estimated our effective tax rate as 25.0%, which is the 21% Federal tax rate applicable to C Corporations partially offset by a 1.5% 45L New Energy Efficient Home Tax Credit, plus a 5.5% state tax rate;

○	Accelerating the recognition of $ million of certain deferred issuance costs of our vertical construction lines of credit facilities;
○	Adjustments to account for the difference in cost of funds between our existing vertical construction lines of credit facilities and our new syndicated, unsecured revolving credit facility;
○
Planned distributions to the owners of the entities comprising our predecessor for estimated federal income taxes of approximately $5.4 million on earnings of our predecessor (which was a pass-through entity for tax purposes) for the period from January 1, 2020 through June 30, 2020;

○	The issuance and sale of shares of our Class A common stock to the public in this offering;
○	The issuance of shares of Class A common stock reserved for issuance pursuant to our LTIP, which we plan to adopt in connection with this offering; and
○
The use of the proceeds from this offering to (i) pay underwriting discounts and commissions and other expenses of this offering, (ii) invest in additional lot deposits and inventory and (iii) fund working capital and other general corporate purposes.

The unaudited pro forma statements of comprehensive income and the unaudited pro forma consolidated balance sheets were derived by adjusting the historical consolidated financial statements of our predecessor, DFH LLC, and the financial statements of H&H LLC.
The pro forma adjustments are based on currently available information and certain estimates and assumptions. Our management believes that the assumptions provide a reasonable basis for presenting the significant effects of the Adjustment Transactions, as contemplated, and the pro forma adjustments give appropriate effect to those assumptions. The pro forma adjustments that were made represent only those transactions that are directly attributable to the Adjustment Transactions, factually supportable and expected to have a continuing impact on our results or operations. The pro forma statements of comprehensive income do not include an adjustment for the estimated additional selling, general and administrative expense that we anticipate we will incur as a result of being a public company. All pro forma adjustments and their underlying assumptions are described more fully in the notes to our unaudited pro forma consolidated balance sheets and our unaudited pro forma statements of comprehensive income. The purchase accounting related to the H&H Acquisition is not complete at this time and the final recorded amounts could differ from the amounts shown below. While no intangible assets have been identified to date, we may allocate purchase price to identifiable intangible assets when we complete our purchase accounting.
We estimate the fair value of H&H LLC’s communities using expected gross margin of the unit less other costs to be incurred to sell the units. The historical performance of each community, as well as current trends in the market and economy impacting, the community are evaluated for each of the estimates above.
The following unaudited pro forma financial information is included for illustrative purposes only and does not purport to reflect our results of operations or financial position that would have occurred had the Adjustment Transactions been consummated during the periods presented or to project our results of operations or financial position for any future period. The unaudited pro forma financial information should be read in conjunction with the sections of this prospectus captioned “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the audited and unaudited consolidated financial statements of our predecessor, DFH LLC, and related notes, and the audited and unaudited financial statements of H&H LLC, and related notes, each included elsewhere in this prospectus.

DREAM FINDERS HOMES, INC.
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEETS
SIX MONTHS ENDED JUNE 30, 2020
	Dream Finders Holdings LLC (Predecessor)	H&H Constructors of Fayetteville, LLC	Adjustments Purchase Accounting		DFH LLC Pro Forma for H&H and Purchase Accounting	Adjustments New Company Offering		Dream Finders Homes, Inc. Pro Forma
ASSETS
Cash and cash equivalents	$35,057,235	$39,344	$(9,500,000)	(a)	$25,596,579	$	(d)	$
Restricted cash	21,998,791	—			21,998,791
Inventories:
Construction in progress and finished homes	326,636,537	94,841,740	(5,897,387)	(b)	415,580,890		(d)
Joint venture owned land and lots	41,646,391				41,646,391
Company owned land and lots	40,235,847	36,707,298	(1,308,076)	(b)	75,635,069
Lot deposits	24,601,324	2,468,923			27,070,247		(d)
Member receivable	—	—
Equity method investments	6,767,059	—			6,767,059
Property and equipment, net	4,285,534	1,923,082	(255,620)	(b)	5,952,996
Operating lease right-of-use assets	13,580,382	—			13,580,382
Finance lease right-of-use assets	414,970	—			414,970
Goodwill	12,208,783	—	26,615,582	(a)	38,824,365
Deferred income taxes, net of valuation allowance	—
Other assets	19,386,711	7,148,221	(5,892,058)	(b)	20,642,874
Total assets	$546,819,564	$143,128,608	$3,762,441	(a)	$693,710,613	$	(d)	$
LIABILITIES
Accounts payable	$31,224,988	$4,017,483			$35,242,471		(c)	$
Accrued expenses	43,069,338	1,525,562			44,594,900	$
Customer deposits	21,992,451	1,394,229			23,386,680
Construction lines of credit	248,119,636	103,874,720	(3,390,247)	(b)	348,604,109
Notes payable	10,714,915	169,606	19,830,394	(a)	30,714,915
Operating lease liabilities	13,672,272	—			13,672,272
Finance lease liabilities	422,818	—			422,818
Deferred income taxes, net of valuation allowance
Contingent Consideration	5,785,510	—	19,469,302	(a)	25,254,812
Total liabilities	$375,001,928	$110,981,600	$35,909,449	(a)	$521,892,977	$		$
Commitments and contingencies
Equity:
Mezzanine Equity
Preferred members’ equity	$54,034,479	—		(a),(b)	$54,034,479	$	(d),(e)	$
Common members’ equity	17,519,137	—			17,519,137
Total Mezzanine Equity	71,553,616	—			71,553,616
Common members’ equity	68,854,097	32,147,008	(32,147,008)	(a),(b)	68,854,097		(d),(e)
Total members’ equity	68,854,097	32,147,008	(32,147,008)	(a),(b)	68,854,097		(d),(e)
Non-controlling interests	31,409,923	—			31,409,923
Total equity	171,817,636	32,147,008	(32,147,008)	(a),(b)	171,817,636		(d),(e)
Total liabilities, mezzanine equity and equity	$546,819,564	$143,128,608	3,762,441	(a),(b)	$693,710,613	$	(d),(e)	$
(a)
Reflects the acquisition of H&H Homes. The anticipated purchase price is $49.0 million, which includes $9.5 million of cash on hand, $20.0 million funded by the H&H Acquisition Note and $19.5 million of contingent consideration for the former principal of H&H Homes. The resulting goodwill from the H&H Acquisition after allocating purchase price to the assets and liabilities acquired is $26.6 million. The contingent consideration estimate is based on the current pre-tax estimates provided by H&H Homes. The former owners of H&H Homes are entitled to receive 20% of pre-tax earnings for the four year period following the acquisition date, subject to meeting certain thresholds in each of the annual periods. The gross cash flow estimates were discounted back to present value using a weighted average cost of capital.

(b)
Reflects a day one adjustment to the book basis of certain of assets and liabilities held by H&H Homes but not acquired by us. The net equity of the assets and liabilities that were not acquired in the H&H Acquisition was $8.2 million as of June 30, 2020. This entry also includes a $2.1 million increase in real estate inventory to reflect the estimated fair value of the acquired homes completed and under construction based on their stage of construction. We used H&H Homes’ historic gross margin and applied a market participant’s expectation of selling, general and administrative expense that would be required to complete construction of the homes. We also factored into the adjustment the stage of completion for homes under construction. This entry also includes a deduction in the book value of inventory for H&H Homes capitalized indirect costs of $3.1 million. Our accounting policy is to expense the supervision of construction as incurred. This entry also includes a decrease of $0.6 million in the book value of certain acquired lots to record at fair value.

(c)	Reflects the taxes payable by DFH LLC, our predecessor, of $ million on earnings through June 30, 2020.
(d)
Reflects use of proceeds from this offering, net of $   million to pay underwriting discounts and commissions and expenses related to this offering, assuming the issuance of    shares of Class A common stock at an initial public offering price of $   per share (the midpoint of the price range set forth on the cover page of this prospectus).

(e)	Gives effect to conversion of 15,400 Series A preferred units of DFH LLC and classified in mezzanine equity into Class A common stock.

DREAM FINDERS HOMES, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA STATEMENTS OF COMPREHENSIVE INCOME
SIX MONTHS ENDED JUNE 30, 2020
	Dream Finders Holdings LLC (Predecessor)	H&H Constructors of Fayetteville, LLC	Adjustments Purchase Accounting		DFH LLC Pro Forma for H&H and Purchase Accounting	Adjustments New Company Offering		Dream Finders Homes, Inc. Pro Forma
Revenues	$388,539,561	$105,225,103			$493,764,664			$
Cost of sales	334,982,320	89,978,511			424,960,831		(c)
Selling, general and administrative expense	34,897,854	11,909,542	779,286	(d)	47,586,682
Income from equity in earnings of unconsolidated entities	(3,286,090)	—			(3,286,090)
Gain on sale of assets	(34,295)	—			(34,295)
Other income	(919,214)	(16,945)			(936,159)
Other expense	2,555,837	—			2,555,837
Interest expense	$81,653	—			$81,653			$
Income before income taxes	$20,261,496	$3,353,995	$779,286		$22,836,206			$
Income tax expense							(a)
Net and Comprehensive income	$20,261,496	$3,353,995	$779,286		$22,836,206	$	(a)	$
Net and comprehensive income attribute to noncontrolling interests	(1,957,361)	—			(1,957,361)
Net and comprehensive income attributable to Dream Finders	$18,304,135	$3,353,995	$779,286		$20,878,845	$	(a)	$

Earnings per share
Basic	$161.99							$
Diluted	$161.80							$
Weighted average number of common shares
Basic	99,065						(b)
Diluted	99,896						(b)
(a)
Reflects the pro forma federal and state income taxes attributable to reflect the change in DFH LLC’s, our predecessor, taxable status to a C Corporation as a result of the Corporate Reorganization. Certain states require pass-through entities to pay corporate income taxes when the parent is a taxable entity for federal income tax purposes. The federal and incremental state income taxes resulting from our change to a taxable entity were calculated using an estimated 25% effective tax rate.

(b)
Gives effect to the conversion of certain of the DFH LLC members’ equity into common stock of DFH Inc. as though the conversion had occurred as of the beginning of the period presented. See “Corporate Reorganization” in this prospectus for additional information.

(c)
Gives effect to interest expense recognized as a result of the new interest rate associated with our new syndicated, unsecured revolving credit facility. A 0.125% increase or decrease in the variable rate facility will increase or decrease cost of sales by $145,000, respectively.

(d)	Represents the expected expense associated with accreting the day one fair value of contingent consideration to the projected gross cash outflow.
The unaudited pro forma statements of comprehensive income for the six months ended June 30, 2020 do not reflect an increase in the cost of sales associated with the changes in the value of the real estate inventory because the adjustment does not have a continuing impact on the results of our operations and would be amortized into the unaudited pro forma statements of comprehensive income for the year ended December 31, 2019. The unaudited pro forma statements of comprehensive income for the six months ended June 30, 2020 do not reflect additional interest from the H&H Acquisition Note as the duration of the Note is seven months and would be repaid in 2019 if the H&H Acquisition was consummated on January 1, 2019.

DREAM FINDERS HOMES, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA STATEMENTS OF COMPREHENSIVE INCOME
YEAR ENDED DECEMBER 31, 2019
	Dream Finders Holdings LLC (Predecessor)	H&H Constructors of Fayetteville, LLC	Adjustments Purchase Accounting		DFH LLC Pro Forma for H&H and Purchase Accounting	Adjustments New Company Offering		Dream Finders Homes, Inc. Pro Forma
Revenues	$744,292,323	$232,269,124			$976,561,447			$
Cost of sales	641,340,496	200,854,833	2,127,716	(d)	844,323,045		(c)
Selling, general and administrative expense	58,733,781	23,209,177	1,384,141	(d)	83,327,099
Income from unconsolidated joint ventures	(2,208,182)	—			(2,208,182)
Gain on sale of assets	(28,652)	—			(28,652)
Other income	(2,447,879)	(23,166)			(2,471,045)
Other expense	3,783,526	—			3,783,526		(e)
Interest expense	221,449	—	1,225,000	(f)	1,446,449		(f)
Income before income taxes	$44,897,784	$8,228,280	$4,736,858	(d)	$48,389,207	$	(c),(e)	$
Income tax expense							(a)
Net and comprehensive income	$44,897,784	$8,228,280	$4,736,858	(d)	$48,389,207	$	(a),(c),(e)	$
Net and comprehensive income attribute to noncontrolling interests	(5,706,518)	—			(5,706,518)
Net and comprehensive income attributable to Dream Finders	$39,191,266	$8,228,280	$4,736,858	(d)	$42,682,689	$	(a),(c),(e)	$

Earnings per share
Basic	$353.40							$
Diluted	$353.40							$
Weighted average number of common shares
Basic	97,830						(b)
Diluted	97,830						(b)
(a)	Reflects income tax adjustments as if DFH LLC were a taxable entity as of the beginning of the period assuming a 25% effective tax rate.
(b)
Gives effect to the conversion of certain of the DFH LLC members’ equity into common stock of DFH Inc. as though the conversion had occurred as of the beginning of the period presented. See “Corporate Reorganization” in this prospectus for additional information

(c)
Gives effect to lower interest expense recognized as a result of the new interest rate and amount associated with our new syndicated, unsecured revolving credit facility. Also gives effect to extinguishment of debt issuance costs as a result of the refinancing of our vertical construction lines of credit facilities. A 0.125% increase or decrease in the variable rate facility will increase or decrease cost of sales by $238,000, respectively.

(d)
Gives effect to the results of H&H LLC as of the beginning of the fiscal years presented after adjusting the operating results reflecting additional amortization that would have been recorded assuming the fair value adjustments to assets had been applied as of January 1, 2019 and to the accretion of the contingent consideration during the year.

(e)	Gives effect to stock compensation expense recognized as a result of unrecognized expense associated with membership units grants in DFH LLC vesting upon this offering.
(f)
Gives effect to the increased interest expense associated with the H&H Acquisition Note utilized to finance the H&H Acquisition. As this expense is non-recurring, it is not reflected in the unaudited pro forma statements of comprehensive income for the six months ended June 30, 2020.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA
Historically, our business has been operated through DFH LLC. DFH Inc. was incorporated in September 2020 and does not have historical financial operating results. The following table shows selected historical and pro forma consolidated financial and operating data for the periods and as of the dates indicated. The selected historical consolidated financial data of our predecessor, DFH LLC, as of and for the years ended December 31, 2019 and 2018 was derived from the audited historical consolidated financial statements of our predecessor included elsewhere in this prospectus. The selected historical unaudited condensed consolidated financial data of our predecessor as of June 30, 2020 and for the six months ended June 30, 2020 and 2019 was derived from the unaudited condensed consolidated financial statements of our predecessor included elsewhere in this prospectus. The selected historical unaudited condensed consolidated financial data of our predecessor has been prepared on a consistent basis with the audited historical consolidated financial statements of our predecessor. In the opinion of management, such summary historical unaudited condensed consolidated financial data reflects all adjustments (consisting of normal recurring adjustments) considered necessary to fairly state our financial position for the periods presented. The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the full year.
The selected unaudited pro forma condensed consolidated financial data has been derived from our unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus. The selected unaudited pro forma condensed statements of comprehensive income for the six months ended June 30, 2020 and the year ended December 31, 2019 have been prepared to give pro forma effect to the Adjustment Transactions, as if each of the Adjustment Transactions had been completed as of June 30, 2020 with respect to the unaudited pro forma balance sheet as of June 30, 2020, and as of January 1, 2019 with respect to the unaudited pro forma statements of comprehensive income for the six months ended June 30, 2020 and the year ended December 31, 2019. The selected unaudited pro forma condensed consolidated financial data are presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the Adjustment Transactions been consummated on the dates indicated and do not purport to be indicative of statements of financial position or results of operations as of any future date or for any future period.
Our historical results are not necessarily indicative of future operating results. You should read the following table in conjunction with “Unaudited Pro Forma Financial Information,” “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Corporate Reorganization” and the historical consolidated financial statements of our predecessor and accompanying notes included elsewhere in this prospectus.
	DFH Inc. Pro Forma		Predecessor Historical
	Six Months Ended June 30, 2020	Year Ended December 31, 2019	Six Months Ended June 30,		Year Ended December 31,
			2020	2019	2019	2018
	(unaudited)		(unaudited)
	($ in thousands, except per share data and average sales price of homes closed)
Consolidated Statements of Comprehensive Income Data:
Revenues	$493,765	$976,561	$388,540	$308,420	$744,292	$522,258
Cost of sales	430,732	857,436	334,982	267,455	641,340	454,403
Selling, general and administrative expense(1)	47,815	70,213	34,898	24,876	58,734	43,545
Income from equity in earnings of unconsolidated entities	(3,286)	(2,208)	(3,286)	(854)	(2,208)	(1,271)
Gain on sale of assets	(34)	(29)	(34)	(20)	(29)	(3,293)
Other income	(936)	(2,471)	(919)	(1,225)	(2,448)	(3,016)
Other expense	2,556	3,784	2,556	1,157	3,784	7,948
Interest expense	82	1,446	82	82	221	682
Income tax expense	—	—	—	—	—	—
Net and comprehensive income	$22,836	$48,390	$20,261	$16,948	$44,898	$23,261
Net and comprehensive income attributable to noncontrolling interests	$(1,957)	$(5,707)	$(1,957)	$(2,478)	$(5,707)	$(5,939)
Net and comprehensive income attributable to Dream Finders	$20,879	$42,683	$18,304	$14,471	$39,191	$17,322

	DFH Inc. Pro Forma		Predecessor Historical
	Six Months Ended June 30, 2020	Year Ended December 31, 2019	Six Months Ended June 30,		Year Ended December 31,
			2020	2019	2019	2018
	(unaudited)		(unaudited)
	($ in thousands, except per share data and average sales price of homes closed)
Earnings per share (unit for predecessor):
Basic			$161.99	$128.04	$353.40	$170.92
Diluted			$161.80	$128.04	$353.40	$170.92
Weighted average number of shares (units for predecessor):
Basic			99,065	97,830	97,830	97,830
Diluted			99,896	97,830	97,830	97,830
Consolidated Balance Sheets Data (at period end):
Cash and cash equivalents	$25,597		$35,057	$20,865	$44,007	$19,809
Total assets	693,711		546,820	483,090	514,919	375,446
Long-term debt, net	379,319		258,835	240,103	232,013	175,876
Total stockholders’ (members’ for predecessor) equity	171,818		171,818	143,349	161,491	91,434
Other Financial and Operating Data (unaudited):
Active communities at end of period(2)	131	141	86	77	85	53
Home closings	1,410	2,851	1,037	778	2,048	1,408
Average sales price of homes closed	$345,678	$344,394	$366,604	$383,095	$362,728	$361,860
Net new orders	2,201	2,955	1,641	1,066	2,139	1,349
Cancellation rate	15.0%	15.4%	14.9%	13.5%	15.6%	15.8%
Backlog (at period end) - homes	1,863	1,082	1,457	1,051	854	636
Backlog (at period end) - value	$660,697	$405,703	$539,856	$390,775	$334,783	$249,672
Gross margin(3)	$60,888	$114,578	$51,413	$38,978	$98,405	$64,650
Gross margin %(4)	12.4%	11.8%	13.3%	12.7%	13.3%	12.5%
Adjusted gross margin(5)	$98,944	$192,149	$81,842	$62,047	$156,344	$103,974
Adjusted gross margin %(4)(5)	20.1%	19.8%	21.2%	20.3%	21.1%	20.0%
EBITDA(5)	$39,055	$85,053	$33,454	$26,153	$70,522	$37,308
EBITDA margin %(5)(6)	7.9%	8.7%	8.6%	8.5%	9.5%	7.1%
Adjusted EBITDA(5)	$39,503	$85,948	$33,902	$26,451	$71,417	$38,204
Adjusted EBITDA margin %(5)(6)	8.0%	8.8%	8.7%	8.6%	9.6%	7.3%
(1)
When compared to the Pro Forma Statements of Comprehensive Income, we reclassified $5.8 million and $13.1 million from selling, general and administrative expense to cost of sales in the DFH Inc. Pro Forma Consolidated Statements of Comprehensive Income Data for the six months ended June 30, 2020 and December 31, 2019, respectively. These expenses relate to commissions and interest, which H&H Homes historically classified as selling, general and administrative expense; we classify these expenses in cost of sales.

(2)	A community becomes active once the model is completed or the community has its fifth sale. A community becomes inactive when it has fewer than five units remaining to sell.
(3)	Gross margin is home sales revenue less cost of sales.
(4)	Calculated as a percentage of home sales revenue.
(5)
Adjusted gross margin, EBITDA and adjusted EBITDA are non-GAAP financial measures. For definitions of adjusted gross margin, EBITDA and adjusted EBITDA and a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, see “—Non-GAAP Financial Measures.”

(6)	Calculated as a percentage of revenues.
Non-GAAP Financial Measures
Adjusted Gross Margin
Adjusted gross margin is a non-GAAP financial measure used by management as a supplemental measure in evaluating operating performance. We define adjusted gross margin as gross margin excluding the effects of capitalized interest, amortization included in the cost of sales (including adjustments resulting from the application of purchase accounting in connection with acquisitions) and commission expense. Our management believes this information is meaningful because it isolates the impact that capitalized interest, amortization (including purchase accounting adjustments) and commission expense have on gross margin. However, because adjusted gross margin information excludes capitalized interest, amortization (including purchase accounting adjustments) and commission expense, which have real economic effects and could impact our results of operations, the utility of adjusted gross margin information as a measure of our operating performance may be limited. In addition, other companies may not calculate adjusted gross margin information in the same manner that we do. Accordingly, adjusted gross margin information should be considered only as a supplement to gross margin information as a measure of our performance.
The following table presents a reconciliation of adjusted gross margin to the GAAP financial measure of gross margin for each of the periods indicated (unaudited and in thousands, except percentages).
	DFH Inc. Pro Forma		Predecessor Historical
	Six Months Ended June 30, 2020	Year Ended December 31, 2019	Six Months Ended June 30,		Year Ended December 31,
			2020	2019	2019	2018
Revenues	$493,765	$976,561	$388,540	$308,420	$744,292	$522,258
Other revenue	2,145	4,547	2,145	1,987	4,547	3,205
Home sales revenues	$491,620	$972,014	$386,395	$306,433	$739,745	$519,053
Cost of sales	430,732	857,436	334,982	267,455	641,340	454,403
Gross margin(1)	$60,888	$114,578	$51,413	$38,978	$98,405	$64,650
Interest expensed in cost of sales	14,524	28,154	11,799	7,744	21,055	16,364
Amortization in cost of sales(2)	1,658	9,247	1,658	2,435	7,119	550
Commission expense	21,874	40,170	16,972	12,890	29,765	22,410
Adjusted gross margin	$98,944	$192,149	$81,842	$62,047	$156,344	$103,974
Gross margin %(3)	12.4%	11.8%	13.3%	12.7%	13.3%	12.5%
Adjusted gross margin %(3)	20.1%	19.8%	21.2%	20.3%	21.1%	20.0%
(1)	Gross margin is home sales revenue less cost of sales.
(2)	Includes purchase accounting adjustment, as applicable.
(3)	Calculated as a percentage of home sales revenues.
EBITDA and Adjusted EBITDA
EBITDA and adjusted EBITDA are not measures of net income as determined by GAAP. EBITDA and adjusted EBITDA are supplemental non-GAAP financial measures used by management and external users of our consolidated financial statements, such as industry analysts, investors, lenders and rating agencies. We define EBITDA as net income before (i) interest income, (ii) capitalized interest expensed in cost of sales, (iii) interest expense, (iv) income tax expense and (v) depreciation and amortization. We define adjusted EBITDA as EBITDA before stock-based compensation expense.
Management believes EBITDA and adjusted EBITDA are useful because they allow management to more effectively evaluate our operating performance and compare our results of operations from period to period without regard to our financing methods or capital structure or other items that impact comparability of financial results from period to period. EBITDA and adjusted EBITDA should not be considered as alternatives to, or more meaningful than, net income or any other measure as determined in accordance with GAAP. Our computations of EBITDA and adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA of other companies. We present EBITDA and adjusted EBITDA because we believe they provide useful information regarding the factors and trends affecting our business.

The following table presents a reconciliation of EBITDA and adjusted EBITDA to the GAAP financial measure of net income for each of the periods indicated (unaudited and in thousands, except percentages).
	DFH Inc. Pro Forma		Predecessor Historical
	Six Months Ended June 30, 2020	Year Ended December 31, 2019	Six Months Ended June 30,		Year Ended December 31,
			2020	2019	2019	2018
Net income	$20,879	$42,683	$18,304	$14,471	$39,191	$17,322
Interest income	(35)	(105)	(34)	(22)	(99)	(9)
Interest expense in cost of sales	13,655	25,446	11,799	7,744	21,055	16,364
Interest expense	951	4,155	82	82	221	682
Income tax expense	—	—	—	—	—	—
Depreciation and amortization	3,605	12,875	3,303	3,878	10,154	2,949
EBITDA	$39,055	$85,053	$33,454	$26,153	$70,522	$37,308
Stock-based compensation expense	448	895	448	298	895	896
Adjusted EBITDA	$39,503	$85,948	$33,902	$26,451	$71,417	$38,204
EBITDA margin %(1)	7.9%	8.7%	8.6%	8.5%	9.5%	7.1%
Adjusted EBITDA margin %(1)	8.0%	8.8%	8.7%	8.6%	9.6%	7.3%
(1)	Calculated as a percentage of revenues.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the information presented in “Unaudited Pro Forma Financial Information,” “Selected Historical and Pro Forma Financial and Operating Data,” “Corporate Reorganization” and the accompanying financial statements and related notes included elsewhere in this prospectus. In addition to historical information, the following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this prospectus.
Overview
We are one of the nation’s fastest growing private homebuilders by revenue and home closings since 2014. We design, build and sell homes in high-growth markets, including Jacksonville, Orlando, Denver, the Washington D.C. metropolitan area and Austin, and, with the H&H Acquisition in October 2020, Charlotte and Raleigh. We employ an asset-light lot acquisition strategy with a focus on the design, construction and sale of single-family entry-level, first-time move-up and second-time move-up homes. To fully serve our homebuyer customers and capture ancillary business opportunities, we also offer title insurance and mortgage banking solutions.
Our asset-light lot acquisition strategy enables us to generally purchase land in a “just-in-time” manner with reduced up-front capital commitments, which in turn has increased our inventory turnover rate, enhanced our strong returns on equity and contributed to our impressive growth. In addition, we believe our asset-light model reduces our balance sheet risk relative to other homebuilders that own a higher percentage of their land supply. As of June 30, 2020, 99% of our owned and controlled lots were controlled through finished lot option contracts and land bank option contracts compared to the average among the public company homebuilders of 43%. This 99% includes finished lot option contracts that we have entered into with our consolidated and non-consolidated joint ventures. We believe that our asset-light model has been instrumental in our generation of attractive returns on equity of 33% for the twelve months ended June 30, 2020 and 34% for the year ended December 31, 2019, substantially exceeding the average returns on equity among the public company homebuilders of 14% and 13%, respectively, for the same periods. We intend to continue to leverage our proven asset-light strategy in furtherance of our growth and stockholder returns objectives.
We are committed to providing exemplary customer service and have a proven expertise in understanding the design needs of our homebuyers. We have received numerous industry awards for architectural and customer service excellence, and we believe our commitment to high quality design and customer satisfaction has contributed to our successful track record. Since breaking ground on our first home on January 1, 2009 during an unprecedented downturn in the U.S. homebuilding industry, we have closed over 8,300 home sales through June 30, 2020, have been profitable every year since inception and have never taken an inventory impairment. After just over a decade of operations, we were, according to Professional Builder’s 2020 Housing Giants list, the 18th largest private homebuilder in the United States based on 2019 revenues and, pro forma for the H&H Acquisition, we would have been the 11th largest private homebuilder based on 2019 revenues of $976.6 million. In addition, our five most successful months since our inception, as measured by volume of net new orders, were recorded in February, May, June, July and August 2020, with net new orders of 319, 293, 363, 368 and 448 homes, respectively, as compared to 141, 174, 195, 273 and 159 homes for the same months in 2019.
We select the geographic markets in which we operate our homebuilding business through a rigorous selection process based on our evaluation of positive population and employment growth trends, favorable migration patterns, attractive housing affordability, low state and local income taxes and desirable lifestyle and weather characteristics. Recently, we believe these favorable factors have been amplified by a general migration from urban areas to nearby suburbs in which we build homes, a trend that has increased further as a result of the COVID-19 pandemic. For example, according to the LinkedIn Workforce Report, between April and August 2020, Jacksonville recorded an 11% increase in net population migration, the largest increase among the top 20 metropolitan areas tracked by LinkedIn. In addition, we have experienced an increase in entry-level homebuyers, who we believe are motivated to move out of their apartments or confined living areas and into more spacious homes in anticipation of spending more time at home with the increasing prevalence of remote-working arrangements as a result of the COVID-19 pandemic.
We operate an asset-light and capital efficient lot acquisition strategy and generally seek to avoid engaging in land development, which requires significant capital expenditures and can take several years to realize returns on the investment. Our strategy is intended to avoid the financial commitments and risks associated with direct land ownership and land development by allowing us to control a significant number of lots for a relatively low capital cost. We primarily employ two variations of our asset-light land financing strategy, finished lot option contracts and land bank option contracts, pursuant to which we secure the right to purchase finished lots at market prices from various land sellers and land bank partners, including through our joint ventures, by paying deposits based on the aggregate purchase price of the finished lots (typically 10% or less in the case of finished lot option contracts and 15% or less in the case of land bank option contracts). These option contracts generally allow us, at our option, to forfeit our right to purchase the lots controlled by these option contracts for any reason, and our sole legal obligation and economic loss as a result of such forfeitures is limited to the amount of the deposits paid pursuant to such option contracts and, in the case of land bank option contracts, any related fees paid to the land bank partner. Pro forma for the H&H Acquisition, as of June 30, 2020, we owned and controlled 13,939 lots through finished lot option contracts and land bank option contracts, representing 99% of our total owned and controlled lots. Furthermore, as of August 31, 2020, we have signed contracts covering 5,309 additional lots with respect to which we are still in the due diligence and investigation period and for which our earnest money deposits are still refundable.
Our operations are currently organized into six geographical divisions: Jacksonville, Orlando, Capital (consisting primarily of our homebuilding operations in the Washington D.C. metropolitan area), Colorado, Other (consisting primarily of our title operations and our homebuilding operations in Austin, Savannah and Village Park Homes markets) and Jet Home Loans (consisting of our mortgage banking joint venture). See “Note 13. Segment Reporting” to our consolidated financial statements included elsewhere in this prospectus. Pro forma for the H&H Acquisition, which we intend to organize under a new geographical division, our existing geographical divisions accounted for 30.1%, 8.6%, 7.0%, 9.4%, 3.0% and 21.2%, respectively, of our consolidated total revenues, plus revenue from our equity method investment under our Jet Home Loans segment, for the six months ended June 30, 2020, respectively, and the H&H Homes segment accounted for the remaining 20.7% of our consolidated total revenues for the six months ended June 30, 2020. See “Prospectus Summary—Recent Developments—H&H Acquisition” in this prospectus for additional information. Our Jacksonville segment primarily consists of our Jacksonville, Florida homebuilding operations. Our Orlando segment primarily consists of our Orlando, Florida homebuilding operations. Our Capital segment primarily consists of our homebuilding operations in the greater Washington D.C. metropolitan area. Our Colorado segment primarily consists of our greater Denver homebuilding operations. Our Other segment primarily consists of our Austin, Texas, Hilton Head and Bluffton, South Carolina and Savannah, Georgia homebuilding operations and our title insurance brokerage business, DF Title, LLC d/b/a Golden Dog Title & Trust (“DF Title”). Our Jet Home Loans segment consists of our mortgage operations conducted through our joint venture, Jet LLC. Following the consummation of the H&H Acquisition, our seventh geographical division, H&H Homes, will primarily consist of homebuilding operations in Charlotte, Fayetteville, Raleigh, the Triad (consisting of Greensboro, High Point and Winston-Salem, North Carolina) and Wilmington, North Carolina, and Myrtle Beach, South Carolina. See “Prospectus Summary—Recent Developments—H&H Acquisition” in this prospectus for additional information.
We increased our revenues from $308.4 million for the six months ended June 30, 2019 to $388.5 million for the six months ended June 30, 2020, and, pro forma for the H&H Acquisition, $493.8 million for the six months ended June 30, 2020. We increased our revenues from $522.3 million for the year ended December 31, 2018 to $744.3 million for the year ended December 31, 2019, and, pro forma for the H&H Acquisition, $976.6 million for the year ended December 31, 2019.
For the six months ended June 30, 2020, we generated gross margin of 13.3%, adjusted gross margin of 21.2%, net income of $18.3 million and EBITDA margin of 8.6% and, pro forma for the H&H Acquisition, gross margin of 12.4%, adjusted gross margin of 20.1%, net income of $20.9 million and EBITDA margin of 7.9%.
Adjusted gross margin, EBITDA and adjusted EBITDA are not financial measures under GAAP. See “Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures” for an explanation of how we compute these non-GAAP financial measures and for their reconciliations to the most directly comparable GAAP financial measure, including an explanation of the pro forma amounts.

Factors Affecting Our Results of Operations
We believe that our future performance will depend on many factors, including those described below and in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this prospectus.
Availability of Finished Lots
Our sourcing of finished lots is affected by changes in the general availability of finished lots in the markets in which we operate, the willingness of land sellers to sell finished lots at competitive prices, competition for available finished lots and other market conditions. If the supply of finished lots is limited because of these or other factors, we may build and sell fewer homes as a result. To the extent that we are unable to acquire finished lots at competitive prices, or at all, our revenues, margins and other results of operations could be negatively impacted.
Availability of Mortgages; Applicable Interest Rates
Approximately 83% of our homebuyers in 2019 obtained a mortgage to purchase their home. As a result, the availability of mortgages on terms that make purchases of our homes affordable to a broad base of consumers has a significant impact on our business. The availability and accessibility of mortgages can depend in part on current interest rates and down payment requirements, which are not within our control. The majority of our customers that obtain mortgages obtain loans that conform with the terms established by Freddie Mac and Fannie Mae. Interest rates available to homebuyers obtaining conforming loans are driven by Freddie Mac’s and Fannie Mae’s ability to package and sell loans into the secondary market. Disruptions in this supply chain could impact our business significantly if our homebuyers are unable to obtain mortgages on terms that are acceptable, or at all.
Costs of Building Materials and Labor
Our cost of sales includes the acquisition and finance costs of home sites or lots, municipality fees, the costs associated with obtaining building permits, materials and labor to construct the home, interest rates for construction loans, internal and external realtor commissions and other miscellaneous closing costs. Home site costs range from 20-25% of the average cost of a home. Building materials range from 40-50% of the average cost to build the home, labor ranges from 30-40% of the average cost to build the home and interest, commissions and closing costs range from 4% to 10% of the average cost to build the home.
In general, the cost of building materials fluctuates with overall trends in the underlying prices of raw materials. The cost of certain of our building materials, such as lumber and oil-based products, fluctuates with market-based pricing curves. We often obtain volume discounts and/or rebates with certain suppliers of our building materials, which in turn reduces our cost of sales. However, increases in the cost of building materials may reduce gross margin to the extent that market conditions prevent the recovery of increased costs through higher home sales prices. The price changes that most significantly influence our operations are price increases in commodities, including lumber. Significant price increases of these materials may negatively impact our cost of sales and, in turn, our net income. For example, in the last 18 months, the cost of lumber has been volatile due to the U.S. government-imposed tariffs on imports of Canadian lumber and the supply-chain disruptions caused by the closing of lumber mills in response to the COVID-19 pandemic. Because we secure rates with our lumber suppliers on a quarterly basis, our business has not yet been adversely affected by this price volatility. However, the recent increases in lumber commodity prices may result in the renewal of our lumber contracts at more expensive rates, which may significantly impact the cost to construct our homes and our business. If the current lumber shortage, and related pricing impacts, continue, our cost of sales and, in turn, our net income could be negatively impacted.
Changes in Price and Availability of Land
Acquiring home sites or finished lots in desirable geographic areas with prices and acquisition terms that drive profitable home delivery is an important component of our business. Our infrastructure is designed to build a certain number of homes each year and an adequate lot supply is crucial to meeting our business objectives. Lot value appreciation or depreciation varies across the markets in which we operate. Our acquisition costs associated with finished lots have increased in certain of our markets where job and population growth are outpacing lot supply.

Historically, we have utilized joint ventures to finance the acquisition and development of finished lots. We consolidate the assets, liabilities and income from certain of these joint ventures under GAAP. The revenues and cost of sales associated with homes closed from these consolidated joint ventures are recognized under the “revenues” and “cost of sales” line items, respectively, on our statements of comprehensive income contained in our consolidated financial statements included elsewhere in this prospectus. The portion of income that is due and the equity that is attributable to our joint venture partners is recognized under the “net and comprehensive income attributable to noncontrolling interests” line item on our statements of comprehensive income contained in our consolidated financial statements included elsewhere in this prospectus. In the future, our primary financing strategy for controlling finished lots will be through the utilization of land bank relationships. Land bank relationships may result in a higher cost of sales, but we will not be required to share home closing gross margin with our land bank partners. This may reduce the net and comprehensive income attributable to noncontrolling interests and gross margin.
Changes in Product Mix
We sell four series of products: the Dream Series, the Designer Series, the Platinum Series and the Custom Series. See “Business—Our Products and Customers—Our Homes and Homebuyers” in this prospectus for additional information. Each of our series has several floor plans to meet customer demands, a range of lot sizes and varying lot coverage restrictions. Beginning in 2018 with the launch of the Dream Series, we implemented a strategy to secure lots that can meet the increasing supply and demand gap for entry-level and first-time move-up homebuyers. The average selling price point for these homebuyers varies across our markets, as shown in the table below:
Homebuyer Profile
Market	Entry-level	First-time Move-Up	Second-time Move-Up(1)
Austin, Texas	$250,000 – 300,000	$300,000 – 500,000	$500,000 and up
Charlotte, North Carolina	$190,000 – 300,000	$300,000 – 400,000	$400,000 and up
Washington D.C. metro	$250,000 – 450,000	$450,000 – 600,000	$600,000 and up
Denver, Colorado	$250,000 – 450,000	$450,000 – 600,000	$600,000 and up
Fayetteville, North Carolina(2)	$190,000 – 300,000	$300,000 – 400,000	$400,000 and up
Jacksonville, Florida	$190,000 – 300,000	$300,000 – 450,000	$450,000 and up
Orlando, Florida	$190,000 – 300,000	$300,000 – 450,000	$400,000 and up
Raleigh, North Carolina(3)	$250,000 – 300,000	$300,000 – 500,000	$500,000 and up
Savannah, Georgia(4)	$190,000 – 300,000	$300,000 – 450,000	$400,000 and up
(1)	Includes all customers not categorized as entry-level or first-time move-up homebuyers, including active adult customers and buyers of our custom homes.
(2)	Includes Wilmington, North Carolina and Myrtle Beach, South Carolina, which we entered upon the completion of our acquisition of H&H Homes.
(3)	Includes the Triad (consisting of Greensboro, High Point and Winston-Salem, North Carolina) and Durham, North Carolina, which we entered upon the completion of our acquisition of H&H Homes.
(4)	Includes Village Park Homes markets, including Hilton Head and Bluffton, South Carolina.
Housing Supply and Demand
When the supply of new homes exceeds new home demand, new home prices may generally be expected to decline. Although the COVID-19 pandemic initially caused a sharp decline in our homebuilding business in March and April 2020, the decline was followed by a sharp increase in sales beginning in May 2020. As a result of the COVID-19 pandemic, we have observed an increase in demand from entry-level homebuyers, our primary customer focus, seeking to move out of apartments and into more spacious homes in anticipation of spending more time at home with remote-working arrangements increasing in prevalence. The U.S. housing market is expected to weather the COVID-19 pandemic relatively well given supply dynamics and lack of distressed home sales. Recent job losses are more concentrated in lower income bands, impacting apartment rentals more than for sale housing. We expect housing market conditions to remain relatively healthy in 2020.

Seasonality
In all of our markets, we have historically experienced similar variability in our results of operations and capital requirements from quarter to quarter due to the seasonal nature of the homebuilding industry. We generally close more homes and record higher sales in our second, third and fourth quarters. As a result, our revenue may fluctuate on a quarterly basis and we may have higher capital requirements in our second, third and fourth quarters in order to maintain our inventory levels. Our revenue and capital requirements are generally similar across our second, third and fourth quarters.
As a result of seasonal activity, our quarterly results of operations and financial position at the end of a particular quarter, especially the first quarter, are not necessarily representative of the results we expect at year end. We expect this seasonal pattern to continue in the long term.
Non-GAAP Measures
In addition to our financial results reported in accordance with GAAP, we have provided information in this prospectus relating to “adjusted gross margin,” “EBITDA” and “adjusted EBITDA.” For definitions of adjusted gross margin, EBITDA and adjusted EBITDA and a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, see “Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”
Factors Affecting the Comparability of Our Financial Condition and Results of Operations
Our historical financial condition and results of operations for the periods presented may not be comparable, either from period to period or going forward, for the following reasons:
H&H Acquisition
On October 5, 2020 we consummated the H&H Acquisition and acquired 100% of the membership interests of H&H LLC, thereby acquiring H&H Homes. We paid $29.5 million in cash at the closing of the transaction (which was equal to 110% of book equity shown on H&H LLC’s most recent balance sheet), subject to customary purchase price adjustments, and we will pay contingent consideration, if any, payable pursuant to an “earn out” arrangement. Such earn out payments, if any, will be payable upon H&H Homes meeting certain financial metrics during the following periods: (i) the period from the closing of the transaction through December 31, 2020, (ii) the fiscal years ending December 31, 2021, 2022 and 2023 and (iii) the period from January 1, 2024 through the 48-month anniversary of the closing of the transaction (each such period, an “earn out period”). We will be entitled to 100% of the pre-tax income of H&H Homes, inclusive of a 1% of revenue overhead charge, up to a specified threshold for each earn out period (the “earn out threshold”), which earn out thresholds escalate with each subsequent earn out period. For each earn out period, H&H Seller will be entitled to 100% of the pre-tax income of H&H Homes above the applicable earn out threshold until the cumulative earn out pre-tax income of H&H Homes for such earn out period has been split 80% to us and 20% to H&H Seller. Any additional pre-tax income for such earn out period will be allocated 80% to us and 20% to H&H Seller. See “Prospectus Summary—Recent Developments—H&H Acquisition” and “Unaudited Pro Forma Financial Information” in this prospectus for additional information.
We funded a portion of the H&H Acquisition costs with the H&H Acquisition Note. The H&H Acquisition Note accrues interest at 14% per annum and will mature on May 1, 2021. Beginning on February 1, 2021, we will be required to pay equal monthly installments in an amount of principal and interest to fully amortize all unpaid and outstanding principal and interest to fully pay off the indebtedness at maturity. At any time we can prepay all or a portion of the H&H Acquisition Note at an amount equal to 100% of the principal amount prepaid plus any interest that would have been paid on such amount if not paid prior to the maturity date.
H&H Homes is one of the largest homebuilders in the Carolinas and was ranked 61st on the 2020 Builder 100 list, which ranks U.S. homebuilders by number of closings. H&H Homes closed 373, 803 and 716 units during the six months ended June 30, 2020 and the years ended December 31, 2019 and 2018, respectively, and had pre-tax income of $3.4 million, $8.2 million and $3.4 million for the six months ended June 30, 2020 and the years ended December 31, 2019 and 2018, respectively.
We record the fair value of contingent consideration as a liability on the acquisition date. The estimated earn out payments are subsequently remeasured to fair value each reporting date based on our estimated future earnings, and the liability and expenses are adjusted accordingly, which may result in us recording increased liabilities and expenses relating to the H&H Acquisition or other acquisitions after the acquisition date.
Corporate Reorganization
The historical consolidated financial statements included in this prospectus are based on the consolidated financial statements of our predecessor, DFH LLC, prior to our reorganization in connection with this offering as described in “Corporate Reorganization.” As a result, the historical consolidated financial data may not give you an accurate indication of what our actual results would have been if the transactions described in “Corporate Reorganization” had been completed at the beginning of the periods presented or of what our future results of operations are likely to be.
Income Taxes
Prior to this offering, we are composed of various pass-through entities that are all treated as partnerships for federal income tax purposes but are subject to certain minimal taxes and fees; however, income taxes on taxable income or losses realized by our predecessor, DFH LLC, are generally the obligation of the individual members or partners. Following the consummation of this offering, we will be a corporation and subject to corporate-level taxes, our future income taxes will be dependent upon our future taxable income and our net income in future periods will reflect such taxes. We will recognize the financial statement impacts of GAAP and tax timing differences on a quarterly basis. See “Unaudited Pro Forma Financial Information” for further clarity on the comparability differences between our current and future financial statements.
Selling, General and Administrative Expense
Our selling, general and administrative expense will increase as a result of the H&H Acquisition and the initial and on-going compliance costs associated with being a public company, including certain provisions of the Sarbanes-Oxley Act and related SEC regulations, and the requirements associated with our common stock being approved for listing on Nasdaq. As a result of being a public company, we will need to increase our operating expenses in order to pay our employees, legal counsel and accountants to assist us in, among other things, external reporting, instituting and monitoring a more comprehensive compliance and board governance function, establishing and maintaining internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act and preparing and distributing periodic public reports in compliance with our obligations under applicable federal securities laws. We may need to hire additional employees to perform this compliance and reporting function. We will also need to recognize the acceleration of certain of our predecessor’s, DFH LLC, costs, such capitalized debt issue costs and unvested stock compensation, which vests at the date of this offering.
Long-Term Incentive Plan
To incentivize individuals providing services to us or our affiliates, our board of directors intends to adopt our LTIP prior to the completion of this offering. We anticipate that our LTIP will provide for the grant, from time to time, at the discretion of our board of directors or a committee thereof, of stock options, stock appreciation rights, restricted stock, restricted stock units, stock awards, dividend equivalents, other stock-based awards, cash awards, substitute awards and performance awards. Any individual who is our officer or employee or an officer or employee of any of our affiliates, and any other person who provides services to us or our affiliates, including our directors, will be eligible to receive awards under our LTIP at the discretion of our board of directors or the compensation committee of our board of directors. In connection with this offering, we will issue      equity awards, which will vest over    to    years, to certain of our officers and directors. See “Shares Eligible for Future Sale—Equity Plans”  in this prospectus for additional information. We expect that we will recognize equity compensation expenses aggregating up to $    million per year over the    to year vesting term.
Components of Our Operating Results
Below are general definitions of the income statement line items set forth in our period over period changes in results of operations.

Revenues
Revenues include the proceeds from the closing of homes sold to our customers, as well as fees from our wholly-owned title insurance business, DF Title. Revenues from home sales are recorded at the time each home sale is closed, title and possession are transferred to the buyer and there is no significant continuing involvement with the home. For home sales on a homesite that the customer owns, we recognize revenue based on the percentage of completion of the home. Proceeds from home sales are generally received within a few days after closing. Home sales are reported net of sales discounts and incentives granted to homebuyers, which are primarily seller-paid closing costs. The pace of net new orders, average home sales price, the level of incentives provided to the customer and the amount of upgrades or options selected all impact our recorded revenues in a given period.
Cost of Sales
Cost of sales includes the lot purchase and carrying costs associated with each lot, construction costs of each home, capitalized interest, lot option fees, building permits, internal and external realtor commissions and warranty costs (both incurred and estimated to be incurred). Land, development and other allocated costs, including interest, lot option fees and property taxes, incurred during development and home construction are capitalized and expensed to cost of sales when the home is closed and revenue is recognized. We adjust the cost of lots remaining in a community on a pro rata basis, when changes to estimated total development costs occur, including lot option fees and community costs. Indirect costs such as maintenance of communities, signage and supervision are expensed as incurred.
Selling, General and Administrative Expense
Selling, general and administrative expense consists of corporate and marketing overhead expenses such as payroll, insurance, IT, office expenses, advertising, outside professional services and travel expenses. Selling, general and administrative expense also includes maintaining model homes and sales centers, including the rent associated with any model homes or sales centers that we have sold and leased to a third party. We recognize these costs in the period they are incurred.
Income from Equity in Earnings of Unconsolidated Entities
Income from equity in earnings of unconsolidated entities consists primarily of income earned from minority interests in our unconsolidated mortgage banking joint venture, Jet LLC, which underwrites and originates home mortgages across our geographic footprint. Our 49% minority interest in Jet LLC is accounted for under the equity investment method and is not consolidated in our consolidated financial statements, as we do not control, and are not deemed the primary beneficiary of, Jet LLC’s income.
Other Income
Other income consists of interest income and management fees we earn for managing certain joint ventures. In general, we earn four to six percent of the sales price of homes built by us on behalf of the joint ventures.
Other Expense
Other expense consists primarily of payments made to a land developer on homes closed in certain communities in our Colorado segment, as well as required payments to certain of our unconsolidated joint ventures and stock based compensation expense. For the year ended December 31, 2018, other expense also includes profits due to former partners in unconsolidated joint ventures where we build homes in our name and were contractually required to share profits based on ownership percentages.
Net and Comprehensive Income Attributable to Noncontrolling Interests
Net and comprehensive income attributable to noncontrolling interests consists of income attributable to partners in our consolidated joint ventures. In certain of our joint ventures, we agree to split the profits from home closings with our joint venture partners. Net and comprehensive income attributable to noncontrolling interests shows our joint venture partners’ share of homebuilding profits, less any community costs shared with our joint venture partners.

In addition, certain of our joint ventures own lots and from time to time we may record impairment charges relating to such lots. In such cases, we would typically record an impairment charge relating to our proportionate ownership of the joint venture, and the remaining impairment would be reflected through a decrease in income attributable to noncontrolling interests.
Net and Comprehensive Income Attributable to DFH LLC
Net and comprehensive income attributable to DFH LLC is revenues less cost of sales, selling, general and administrative expense, income from equity in earnings of unconsolidated entities, gain on sale of assets, other income, other expense, interest expense and net and comprehensive income attributable to noncontrolling interests.
Earnings per Participating Share
Earnings per participating share is net income less preferred unit accrued distributions for the period divided by our participating shares outstanding at the end of the period. Participating shares are equity interests that receive a pro rata share of our net income.
Returns on Equity
Returns on equity is pre-tax net and comprehensive income attributable to DFH LLC tax effected for our anticipated 25% federal and state blended tax rate less accrued preferred unit distributions divided by average total participating equity.
Net New Orders
Net new orders is a key performance metric for the homebuilding industry and is an indicator of future revenues and cost of sales. Depending on whether net new orders are associated with a joint venture, they can also be an indicator of future net and comprehensive income attributable to noncontrolling interests. Net new orders for a period are gross sales less any customer cancellations received during the same period. Sales are recognized when a customer signs a contract and we approve such contract and collect any deposit from the customer required by such contract.
Cancellation Rate
We record a cancelation when a customer notifies us that he or she does not wish to purchase a home. Increasing cancellations are a negative indicator of future performance and can be an indicator of decreased revenues, cost of sales and net income. When a cancellation occurs, we generally retain the customer deposit and resell the home to a new customer. Cancellations can occur due to customer credit issues or changes to the customer’s desires. The cancellation rate is the total number of new sales purchase contracts during the period divided by the total new gross sales for homes during the period.
Backlog (at period end)
Backlog (at period end) is the number of homes in backlog from the previous period plus the number of net new orders generated during the current period minus the number of homes closed during the current period. Backlog at period end includes homes currently under construction and homes that are sold where construction has not commenced.
Gross Margin
Gross margin is home sales revenue less cost of sales for the reported period.
Adjusted Gross Margin
Adjusted gross margin is gross margin less capitalized interest expensed in cost of sales, commission expense, and amortization in cost of sales (including purchase accounting adjustments).

Predecessor Consolidated Results of Operations
Six Months Ended June 30, 2020 Compared to Six Months Ended June 30, 2019
The following table presents summary consolidated results of operations for the periods indicated:
	Six Months Ended June 30,		Amount Changed	% Change
	2020	2019
	($ in thousands, except average sales price of homes closed)
Consolidated Statements of Comprehensive Income Data:
Revenues	$388,540	$308,420	$80,120	26.0%
Cost of sales	334,982	267,455	67,527	25.2%
Selling, general and administrative expense	34,898	24,876	10,022	40.3%
Income from equity in earnings of unconsolidated entities	(3,286)	(854)	(2,432)	(284.7)%
Gain on sale of assets	(34)	(20)	(15)	(75.9)%
Other income	(919)	(1,225)	305	24.9%
Other expense	2,556	1,157	1,399	121.0%
Interest expense	82	82	0	0.2%
Income before income taxes	20,261	16,948	3,313	19.5%
Income tax expense	—	—	—	—
Net and comprehensive income	$20,261	$16,948	$3,313	19.5%
Net and comprehensive income attributable to noncontrolling interests	$(1,957)	$(2,478)	$521	21.0%
Net and comprehensive income attributable to DFH LLC	$18,304	$14,471	$3,834	26.5%
Other Financial and Operating Data:
Active communities at end of period(1)	86	77	9	11.7%
Home closings	1,037	778	259	33.3%
Average sales price of homes closed	$366,604	$383,095	$(16,491)	(4.3)%
Net new orders	1,641	1,066	575	53.9%
Cancellation rate	14.9%	13.5%	1.4%	10.4%
Backlog (at period end) - homes	1,457	1,051	406	38.6%
Backlog (at period end) - value	$539,856	$390,775	$149,081	36.2%
Gross margin(2)	$51,413	$38,978	$12,435	31.9%
Gross margin %(3)	13.3%	12.7%	0.6%	4.6%
Adjusted gross margin(4)	$81,842	$62,047	$19,795	32.0%
Adjusted gross margin %(3)	21.2%	20.3%	0.9%	4.6%
EBITDA(4)	$33,454	$26,153	$7,301	27.9%
EBITDA margin %(4)(5)	8.6%	8.5%	0.1%	1.5%
(1)	A community becomes active once the model is completed or the community has its fifth sale. A community becomes inactive when it has fewer than five units remaining to sell.
(2)	Gross margin is home sales revenue less cost of sales.
(3)	Calculated as a percentage of home sales revenues.
(4)
Adjusted gross margin and EBITDA are non-GAAP financial measures. For definitions of adjusted gross margin and EBITDA and a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, see “Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”

(5)	Calculated as a percentage of revenues.
Revenues. Revenues for the six months ended June 30, 2020 were $388.5 million, an increase of $80.1 million, or 26.0%, from $308.4 million for the six months ended June 30, 2019. The increase in revenues was primarily attributable to an increase in the number of home closings, partially offset by a decrease in the average sales price of homes closed. We closed 1,037 homes during the six months ended June 30, 2020, an increase of 259 home closings, or 33.3%, as compared to 778 homes closed during the six months ended June 30, 2019. Because we only include home closings for an acquired business after consummation of the acquisition, this increase in home closings was partially attributable to our recording of 108 home closings for Village Park Homes for the six months ended June 30, 2020, as compared to 31 home closings during the month of June 2019, following the closing of our acquisition of Village Park Homes on May 31, 2019. The average sales price of homes closed for the six months ended June 30, 2020 was $366,604, a decrease of $16,491, or 4.3%, from the average sales price of homes closed of $383,095 for the six months ended June 30, 2019. The decrease in average sales price of homes closed was attributable to the increase in Village Park Homes home closings, which have a lower average selling price than homes in certain of our other markets, and the strategic shift to serve more entry-level and first-time move-up homebuyers.
Cost of Sales and Gross Margin. Cost of sales for the six months ended June 30, 2020 was $335.0 million, an increase of $67.5 million, or 25.2%, from $267.5 million for the six months ended June 30, 2019. Cost of sales increased due to the increase in homes closed to customers during the six months ended June 30, 2020. Gross margin for the six months ended June 30, 2020 was $51.4 million, an increase of $12.4 million, or 31.9%, from $39.0 million for the six months ended June 30, 2019. The increase in gross margin was primarily driven by increased closing volume, partially offset by the lower average sales price of homes closed. Gross margin as a percentage of home sales revenue was 13.3% for the six months ended June 30, 2020, an increase of 0.6 percentage points, or 4.6%, as compared to 12.7% for the six months ended June 30, 2019. The increase in gross margin as a percentage of home sales revenue was primarily attributable to increased margins in our newer markets due to improved labor and material pricing and decreased average build times, which lower the financing costs of each home.
Adjusted Gross Margin. Adjusted gross margin for the six months ended June 30, 2020 was $81.8 million, an increase of $19.8 million, or 32.0%, as compared to $62.0 million for the six months ended June 30, 2019. The increase in adjusted gross margin was primarily attributable to the increased home closing volume for the six months ended June 30, 2020. Adjusted gross margin as a percentage of home sales revenue for the six months ended June 30, 2020 was 21.2%, an increase of 0.9 percentage points, or 4.6%, as compared to 20.3% for the six months ended June 30, 2019. The adjusted gross margin as a percentage of home sales revenue increase was primarily attributable to lower direct build costs and decreased purchase price amortization for the six months ended June 30, 2020. Adjusted gross margin is a non-GAAP financial measure. For the definition of adjusted gross margin and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, see “Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”
Selling, General and Administrative Expense. Selling, general and administrative expense for the six months ended June 30, 2020 was $34.9 million, an increase of $10.0 million, or 40.3%, from $24.9 million for the six months ended June 30, 2019. The increase in selling, general and administrative expense was primarily attributable to the inclusion of expenses attributable to Village Park Homes for the six months ended June 30, 2020 and an increase in payroll and related expenses associated with our growth.
Income from Equity in Earnings of Unconsolidated Entities. Income from equity in earnings of unconsolidated entities for the six months ended June 30, 2020 was $3.3 million, an increase of $2.4 million, or 284.7%, as compared to $0.9 million for the six months ended June 30, 2019. The increase in income from equity in earnings of unconsolidated entities was attributable to an increase in mortgage loan fundings closed by Jet LLC for the six months ended June 30, 2020.
Other Income. Other income for the six months ended June 30, 2020 was $0.9 million, a decrease of $0.3 million, or 24.9%, as compared to $1.2 million for the six months ended June 30, 2019. The decrease in other income was primarily attributable to a decrease in the number of joint venture closings in the six months ended June 30, 2020 as compared to the six months ended June 30, 2019 as we continue to transition away from the joint venture financing structure to land banking.
Other Expense. Other expense for the six months ended June 30, 2020 was $2.6 million, an increase of $1.4 million, or 121.0%, as compared to $1.2 million for the six months ended June 30, 2019. The increase in other expense was primarily attributable to an increase in the number of home closings in one community in Colorado where we agreed to evenly share the homebuilding profits and expenses in the community with the land developer.
Net and Comprehensive Income Attributable to Noncontrolling Interests. Net and comprehensive income attributable to noncontrolling interests for the six months ended June 30, 2020 was $2.0 million, a decrease of

$0.5 million, or 21.0%, as compared to $2.5 million for the six months ended June 30, 2019. The decrease in net and comprehensive income attributable to noncontrolling interests decreased due to fewer home closings from consolidated joint ventures during the six months ended June 30, 2019.
Net and Comprehensive Income. Net and Comprehensive income for the six months ended June 30, 2020 was $20.3 million, an increase of $3.3 million, or 19.5%, from $16.9 million for the six months ended June 30, 2019. The increase in net and comprehensive income was primarily attributable to an increase in gross margin of $11.8 million, or 30.2%, during the six months ended June 30, 2020 as compared to the six months ended June 30, 2019.
Net and Comprehensive Income Attributable to DFH LLC. Net and comprehensive income attributable to DFH LLC for the six months ended June 30, 2020 was $18.3 million, an increase of $3.8 million, or 26.5%, from $14.5 million for the six months ended June 30, 2019. The increase in net and comprehensive income attributable to DFH LLC was primarily attributable to an increase in home closings, partially offset by an increase in cost of sales and selling, general and administrative expense, as well as a decrease in the average sales price of homes closed of $16,491, or 4.3%, during the six months ended June 30, 2020 as compared to the six months ended June 30, 2019. This decrease in average sales price of homes closed was primarily attributable to an increase in closings of our lower price point homes as a result of a strategic shift to serve more entry-level and first-time move-up homebuyers.
Backlog. Backlog at June 30, 2020 was 1,457 homes valued at approximately $539.9 million, an increase of 406 homes and $149.1 million, respectively, or 38.6% and 36.2%, respectively, as compared to 1,051 homes valued at approximately $390.8 million at June 30, 2019. The increase in backlog was attributable to an increase in active communities of 9 communities, or 11.7%, for the six months ended June 30, 2020, as well as an increase in the average absorption rate in active communities for the six months ended June 30, 2020. For the six months ended June 30, 2020, the average home closings per community was 3.25 home closings per community, an increase of 0.40, or 14.0%, as compared to the average home closings per community of 2.85 for the six months ended June 30, 2019.
Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
The following table presents summary consolidated results of operations for the periods presented:
	Year Ended December 31,		Amount Change	% Change
	2019	2018
	($ in thousands, except average sales price of homes closed)
Consolidated Statements of Comprehensive Income Data:
Revenues	$744,292	$522,258	$222,034	42.5%
Cost of sales	641,340	454,403	186,938	41.1%
Selling, general and administrative expense	58,734	43,545	15,189	34.9%
Income from equity in earnings of unconsolidated entities	(2,208)	(1,271)	(937)	(73.7)%
Gain on sale of assets	(29)	(3,293)	3,265	99.1%
Other income	(2,448)	(3,016)	568	18.8%
Other expense	3,784	7,948	(4,200)	(52.8)%
Interest expense	221	682	(461)	(67.5)%
Income before income taxes	44,898	23,261	21,636	93.0%
Income tax expense	—	—	—	—
Net and comprehensive income	$44,898	$23,261	$21,636	93.0%
Net and comprehensive income attributable to noncontrolling interests	$(5,707)	$(5,939)	$232	(3.9)%
Net and comprehensive income attributable to DFH LLC.	$39,191	$17,322	$21,869	126.2%

	Year Ended December 31,		Amount Change	% Change
	2019	2018
	($ in thousands, except average sales price of homes closed)
Other Financial and Operating Data (unaudited):
Active communities at end of period(1)	85	53	32	60.4%
Home closings	2,048	1,408	640	45.5%
Average sales price of homes closed	$362,728	$361,860	$868	0.2%
Net new orders	2,139	1,349	790	58.6%
Cancellation rate	15.6%	15.8%	(0.2)%	(1.3)%
Backlog (at period end) - homes	854	636	218	34.3%
Backlog (at period end) - value	$334,783	$249,672	$85,111	34.1%
Gross margin(2)	$98,405	$64,650	$33,755	52.2%
Gross margin %(3)	13.3%	12.5%	0.8%	6.4%
Adjusted gross margin(4)	$156,344	$103,974	$52,370	50.4%
Adjusted gross margin %(3)	21.1%	20.0%	1.1%	5.5%
EBITDA(4)	$70,522	$37,308	$33,214	89.0%
EBITDA margin %(4)(5)	9.5%	7.1%	2.4%	33.8%
(1)	A community becomes active once the model is completed or the community has its fifth sale. A community becomes inactive when it has fewer than five units remaining to sell.
(2)	Gross margin is home sales revenue less cost of sales.
(3)	Calculated as a percentage of home sales revenue.
(4)
Adjusted gross margin and EBITDA are a non-GAAP financial measures. For definitions of adjusted gross margin and EBITDA and a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, see “Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”

(5)	Calculated as a percentage of revenues.
Revenues. Revenues for the year ended December 31, 2019 were $744.3 million, an increase of $222.0 million, or 42.5%, from $522.3 million for the year ended December 31, 2018. The increase in revenues was primarily attributable to an increase in home closings of 640 homes, or 45.5%, during the year ended December 31, 2019 as compared to the year ended December 31, 2018. The increase in home closings was primarily attributable to a 60.4% increase in active communities from 53 at December 31, 2018 to 85 at December 31, 2019. Average sales price of homes closed remained consistent year over year as our shift to a higher proportionate share of first time and move up homebuyers with lower price points was offset by an increasing proportionate share of home closings from our operating segments with higher price points such as Capital and Colorado.
Cost of Sales and Gross Margin. Cost of sales for the year ended December 31, 2019 was $641.3 million, an increase of $186.9 million, or 41.1%, from $454.4 million for the year ended December 31, 2018. The increase in the cost of sales is primarily due to more homes closed in 2019 as compared to 2018. Gross margin for the year ended December 31, 2019 was $98.4 million, an increase of $33.8 million, or 52.2%, from $64.7 million for the year ended December 31, 2018. Gross margin as a percentage of home sales revenue was 13.3% for the year ended December 31, 2019, an increase of 0.8 percentage points, or 6.4%, from 12.5% for the year ended December 31, 2018. The increases in gross margin and gross margin as a percentage of home sales revenue were primarily attributable to increased margins in our newer markets, decreased cost of labor, decreased price of materials and decreased average build times during the year ended December 31, 2019 as compared to the year ended December 31, 2018.
Adjusted Gross Margin. Adjusted gross margin for the year ended December 31, 2019 was $156.3 million, an increase of $52.4 million, or 50.4%, from $104.0 million for the year ended December 31, 2018. Adjusted gross margin as a percentage of home sales revenue for the year ended December 31, 2019 was 21.1%, an increase of 1.1 percentage points, or 5.5%, from 20.0% for the year ended December 31, 2018. The increases in adjusted gross margin and adjusted gross margin as a percentage of home sales revenue were primarily attributable to a decrease in the average cost of interest expense charged to cost of sales, decreased labor and material costs as a percentage of average sales price of homes closed and lower internal and external commissions expense charged to costs of sales in the year ended December 31, 2019 as compared to the year ended December 31, 2018. The increase in adjusted gross margin was also attributable to an increase in the amount of purchase accounting premium adjustments that were added back for the year ended December 31, 2019 as compared to the year ended December 31, 2018. Adjusted gross margin is a non-GAAP financial measure. For the definition of adjusted gross margin and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, see “Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”
Selling, General and Administrative Expense. Selling, general and administrative expense for the year ended December 31, 2019 was $58.7 million, an increase of $15.2 million, or 34.9%, from $43.5 million for the year ended December 31, 2018. The increase in selling, general and administrative expense was primarily attributable to the inclusion of expenses attributable to Village Park Homes, an increase in payroll as we continue to grow in scale and other expenses associated with the increase in average community count.
Income from Equity in Earnings of Unconsolidated Entities. Income from equity in earnings of unconsolidated entities for the year ended December 31, 2019 was $2.2 million, an increase of $0.9 million, or 73.7%, as compared to $1.3 million for the year ended December 31, 2018. The increase in income from equity in earnings of unconsolidated entities was attributable to an increase in mortgage loan fundings in the year ended December 31, 2019.
Other Income. Other income for the year ended December 31, 2019 was $2.4 million, a decrease of $0.6 million, or 18.8%, as compared to $3.0 million for the year ended December 31, 2018. The decrease in other income was primarily attributable to a decrease in the number of joint venture home closings in the year ended December 31, 2019 as compared to the year ended December 31, 2018.
Other Expense. Other expense for the year ended December 31, 2019 was $3.8 million, a decrease of $4.2 million, or 52.8%, as compared to $7.9 million for the year ended December 31, 2018. The decrease in other expense was primarily attributable to our purchase of the membership interests of a former joint venture partner in 2018 and corresponding elimination of the requirement to share profits with this joint venture partner from home closing as of December 17, 2018.
Net and Comprehensive Income . Net and comprehensive income for the year ended December 31, 2019 was $44.9 million, an increase of $21.6 million, or 93.0%, from $23.3 million for the year ended December 31, 2018. The increase in operating income was primarily attributable to an increase in gross margin on homes closed of $33.8 million, or 52.2%, during the year ended December 31, 2019 as compared to the year ended December 31, 2018.
Net and Comprehensive Income Attributable to DFH LLC. Net income for the year ended December 31, 2019 was $39.2 million, an increase of $21.9 million, or 126.2%, from $17.3 million for the year ended December 31, 2018. The increase was primarily attributable a significant increase in homes closed and gross margin. We closed 2,048 homes for the year ended December 31, 2019, an increase of 640 units, or 45.5%, from the 1,408 homes closed for the year ended December 31, 2018. Gross margin for the year ended December 31, 2019 was $98.4 million, an increase of $33.8 million, or 52.2%, from $64.7 million for the year ended December 31, 2018.
Net and Comprehensive Income Attributable to Noncontrolling Interests. Net and comprehensive income attributable to noncontrolling interests for the year ended December 31, 2019 was $5.7 million, a decrease of $0.2 million, or 3.9%, as compared to $5.9 million for the year ended December 31, 2018.
Backlog. Backlog at December 31, 2019 was 854 homes valued at approximately $334.8 million, an increase of 218 homes and $85.1 million, respectively, or 34.3% and 34.1%, respectively, as compared to 636 homes valued at approximately $249.7 million at December 31, 2018. The increase in backlog was primarily attributable to an increase in active communities of 32, or 60.4%, during the year ended December 31, 2019.
Non-GAAP Financial Measures
Adjusted Gross Margin
Adjusted gross margin is a non-GAAP financial measure used by management as a supplemental measure in evaluating operating performance. We define adjusted gross margin as gross margin excluding the effects of capitalized interest, amortization included in the cost of sales (including adjustments resulting from the application of purchase accounting in connection with acquisitions) and commission expense. Our management believes this information is meaningful because it isolates the impact that capitalized interest, amortization (including purchase accounting adjustments) and commission expense have on gross margin. However, because adjusted gross margin information excludes capitalized interest, amortization (including purchase accounting adjustments) and commission expense, which have real economic effects and could impact our results of operations, the utility of adjusted gross margin information as a measure of our operating performance may be limited. In addition, other companies may not calculate adjusted gross margin information in the same manner that we do. Accordingly, adjusted gross margin information should be considered only as a supplement to gross margin information as a measure of our performance.
The following table presents a reconciliation of adjusted gross margin to the GAAP financial measure of gross margin for each of the periods indicated (unaudited and in thousands, except percentages).
	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018
Revenues	$388,540	$308,420	$744,292	$522,258
Other revenue	2,145	1,987	4,547	3,205
Home sales revenues	$386,395	$306,433	$739,745	$519,053
Cost of sales	334,982	267,455	641,340	454,403
Gross margin(1)	$51,413	$38,978	$98,405	$64,650
Interest expensed in cost of sales	11,799	7,744	21,055	16,364
Amortization in cost of sales(3)	1,658	2,435	7,119	550
Commission expense	16,972	12,890	29,765	22,410
Adjusted gross margin	$81,842	$62,047	$156,344	$103,974
Gross margin %(2)	13.3%	12.7%	13.3%	12.5%
Adjusted gross margin %(2)	21.2%	20.3%	21.1%	20.0%
(1)	Gross margin is home sales revenue less cost of sales.
(2)	Calculated as a percentage of home sales revenues.
(3)	Includes purchase accounting adjustment, as applicable.
EBITDA and Adjusted EBITDA
EBITDA and adjusted EBITDA are not measures of net income as determined by GAAP. EBITDA and adjusted EBITDA are supplemental non-GAAP financial measures used by management and external users of our consolidated financial statements, such as industry analysts, investors, lenders and rating agencies. We define EBITDA as net income before (i) interest income, (ii) capitalized interest expensed in cost of sales, (iii) interest expense, (iv) income tax expense and (v) depreciation and amortization. We define adjusted EBITDA as EBITDA before stock-based compensation expense.
Management believes EBITDA and adjusted EBITDA are useful because they allow management to more effectively evaluate our operating performance and compare our results of operations from period to period without regard to our financing methods or capital structure or other items that impact comparability of financial results from period to period. EBITDA and adjusted EBITDA should not be considered as alternatives to, or more meaningful than, net income or any other measure as determined in accordance with GAAP. Our computations of EBITDA and adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA of other companies. We present EBITDA and adjusted EBITDA because we believe they provide useful information regarding the factors and trends affecting our business.

The following table presents a reconciliation of EBITDA and adjusted EBITDA to the GAAP financial measure of net income for each of the periods indicated (unaudited and in thousands, except percentages).
	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018
Net income	$18,304	$14,471	$39,191	$17,322
Interest income	(34)	(22)	(99)	(9)
Interest expensed in cost of sales	11,799	7,744	21,055	16,364
Interest expense	82	82	221	682
Income tax expense	—	—	—	—
Depreciation and amortization	3,303	3,878	10,154	2,949
EBITDA	$33,454	$26,153	$70,522	$37,308
Stock-based compensation expense	448	298	895	896
Adjusted EBITDA	$33,902	$26,451	$71,417	$38,204
EBITDA margin %(1)	8.6%	8.5%	9.5%	7.1%
Adjusted EBITDA margin %(1)	8.7%	8.6%	9.6%	7.3%
(1)	Calculated as a percentage of revenues.
Liquidity and Capital Resources
Overview
We believe we have a prudent strategy for company-wide cash management, including controls related to cash outflows for lot deposits, land-bank development arrangements, lot purchases and vertical construction lines of credit. We believe we are conservative, yet flexible in order to capitalize on potential opportunities to increase controlled lots in our desirable locations. As of June 30, 2020, we had $35.1 million in cash and cash equivalents (excluding $22.0 million of restricted cash), a decrease of $9.0 million, or 20.3%, from $44.0 million as of December 31, 2019. We intend to generate cash from the sale of our inventory net of loan release payments on our vertical construction lines of credit facilities, and we intend to re-deploy the net cash generated from the sale of inventory to acquire and control land and further grow our operations over the next three years.
Our principal uses of capital are land deposits and purchases, vertical home construction, operating expenses and the payment of routine liabilities. We also use cash to make distributions on certain of our preferred units and to pay contingent consideration liabilities in connection with certain acquisitions. We use funds generated by operations and available borrowings to meet our short-term working capital requirements. We are focused on generating high margins in our homebuilding operations and acquiring desirable land positions while maintaining our asset-light land financing strategy that strengthens our balance sheet and maximizes returns on equity.
Cash flows generated by our projects can differ materially from our results of operations, as these depend upon the stage in the life cycle of each project. The majority of our projects begin at the land acquisition stage when we enter into finished lot option contracts by placing a deposit with a land seller or developer. Our lot deposits are an asset on our balance sheets, and these cash outflows are not recognized in our results of operations. Early stages in our communities require material cash outflows relating to finished rolling option lot purchases, entitlements and permitting, construction and furnishing of model homes, roads, utilities, general landscaping and other amenities, as well as ongoing association fees and property taxes. These costs are capitalized within our real estate inventory and are not recognized in our operating income until a home sale closes. As such, we incur significant cash outflows prior to the recognition of earnings. In later stages of the life cycle of a community, cash inflows could significantly exceed our results of operations, as the cash outflows associated with land purchase and home construction and other expenses were previously incurred.
We actively enter into finished lot option contracts by placing deposits with land sellers of typically 10% or less of the aggregate purchase price of the finished lots. When entering into these contracts, we also agree to purchase finished lots at pre-determined time frames and quantities that match our expected selling pace in the community. The majority of these future lot purchases are financed within our fully collateralized vertical construction lines of credit facilities. Therefore, our cash outflow represents a small proportion of the land purchase price.
From time to time, we also enter into land development arrangements with land sellers, land developers and land bankers. We typically provide a lot deposit of 10% or less, or 15% or less in the case of land bank option contracts, of the total investment required to develop lots that we will have the option to acquire in the future. In these transactions, we also incur lot option fees that have historically been less than 20% of the outstanding capital balance held by the land banker. The initial investment and lot option fees require our ability to allocate liquidity resources to projects that will be not materialize into cash inflows or operating income in the near term.
The above cash strategies are designed to allow us to maintain adequate lot supply in our existing markets and support ongoing growth and profitability. Our active selling communities and future projects are strategically located around major metropolitan areas with specific demographic and economic characteristics, including consistent population and job growth. We are also focused on specific market segments and on our average home sales prices and product lines remaining affordable and desirable to entry-level and first-time move-up buyers. Our national footprint covers major metropolitan areas, including Jacksonville and Orlando in Florida; Denver in Colorado; Austin in Texas; and the greater Washington D.C. metropolitan area.
Price increases in commodities influence our cost of operations. Significant price increases of these materials may negatively impact our cost of sales and, in turn, our net income. The cost of lumber has recently been impacted by government-imposed tariffs, as well as supply-chain disruptions caused by the closing of lumber mills due to the COVID-19 pandemic. Lumber commodity prices fell sharply in early 2020 during the COVID-19 pandemic to their lowest levels since early 2016 but have since increased over 150% from this low to reach all-time highs in August 2020. Because we lock-in rates with our lumber suppliers on a quarterly basis, our business has not yet been adversely affected by this price volatility. However, the recent increases in lumber commodity prices may result in our renewal of our lumber contracts at more expensive rates, which would negatively impact the cost to construct our homes and our business.
As we continue to operate in a low interest rate environment, with consistent increase in the demand for new homes and constrained lot supply compared to population and job growth trends, we intend to continue to re-invest our earnings into our business and focus on expanding our operations. In addition, as the opportunity to purchase finished lots in desired locations becomes increasingly more limited and competitive, we are committed to allocating additional liquidity to land-bank deposits on land development projects, as this strategy mitigates the risks associated with holding undeveloped land on our balance sheet, while allowing us to control adequate lot supply in our key markets to support forecasted growth. As of June 30, 2020, our lot deposits were $31.1 million, including lot option purchase contracts, land bank equity investments and, to a lesser extent, joint venture investments. We expect that lot deposits and land-bank equity investments will be a material component of our cash outflows in the second half of 2020, and such cash outflows may outpace our cash inflows and earnings for such period. For the six months ended June 30, 2020, we closed 1,037 homes, acquired 1,361 lots and started construction on 1,343 homes.
We employ both secured debt and equity financing as part of our ongoing financing strategy, and we fully redeploy our cash flows generated from continuing operations. Our leverage is generally 70% of our work-in-progress inventory, as we draw cash available under our fully collateralized vertical construction lines of credit facilities based on the actual progress on our inventory. Our existing indebtedness is fully collateralized by our homes under construction and, to a much smaller extent, finished lots. We anticipate that future indebtedness under a syndicated revolving credit facility will be unsecured and guaranteed by substantially all of our existing and future subsidiaries that own our assets and operations.
Our executive management considers a number of factors when evaluating our financing strategies and sources of capital, including the purchase price of lots to be acquired, the estimated market value and the cash flows expected to be generated by underlying projects. As a means of sustaining our long-term financial stability and limiting our exposure to unforeseen disruptions in the debt and financing markets, we currently expect to remain conservatively capitalized. Our organizational documents do not contain any limitation on the amount of debt we may incur or equity we may issue; however, we are bound by the financial covenants in our vertical construction lines of credit facilities regarding liquidity, leverage ratios and tangible net worth. We expect that our new syndicated, unsecured revolving credit facility will also include financial covenants regarding liquidity, leverage ratios and tangible net worth. Additionally, while the Series C preferred units of DFH LLC remain outstanding, DFH LLC is bound by certain financial covenants. We expect to remain in compliance with all covenants over the next twelve months.
We intend to finance future land acquisitions and developments with the most advantageous source of capital available to us at the time of the transaction, which may include a combination of common and preferred equity, secured and unsecured corporate level debt, property level debt and mortgage financing and other public, private or bank debt.
Cash Flows
Six Months Ended June 30, 2020 Compared to Six Months Ended June 30, 2019
The following table summarizes our cash flows for the periods indicated:
	Six Months Ended June 30,
	2020	2019
	($ in thousands)
Net cash provided by (used in) operating activities	$(28,000)	$(23,680)
Net cash provided by (used in) investing activities	842	(13,908)
Net cash provided by (used in) financing activities	15,486	45,277
Net cash used in operating activities was $28.0 million for the six months ended June 30, 2020, a decrease of $4.3 million, or 18.2%, as compared to $23.7 million for the six months ended June 30, 2019. The increase in net cash used in operating activities was primarily attributable to an increased investment in our homebuilding inventory. This increase in cash used in operating activities was partially offset by $7.2 million of proceeds from our PPP Loan.
Net cash provided by investing activities was $0.8 million for the six months ended June 30, 2020, an increase of $14.7 million, as compared to $13.9 million of net cash used in investing activities for the six months ended June 30, 2019. The increase in net cash provided by investing activities was primarily attributable to a $13.0 million decrease in business combinations, net of cash acquired.
Net cash provided by financing activities was $15.5 million for the six months ended June 30, 2020, a decrease of $29.8 million, or 65.8%, as compared to $45.3 million for the six months ended June 30, 2019. The decrease in net cash provided by financing activities was primarily attributable to a $38.5 million decrease in member capital contributions and a $6.2 million decrease in proceeds from notes payable.
Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
The following table summarizes our cash flows for the periods indicated:
	Year Ended December 31,
	2019	2018
	($ in thousands)
Net cash provided by (used in) operating activities	$23,839	$(2,510)
Net cash provided by (used in) investing activities	(17,820)	2,630
Net cash provided by (used in) financing activities	26,077	(2,421)
Net cash provided by operating activities was $23.8 million for the year ended December 31, 2019, an increase of $26.3 million, as compared to $2.5 million of net cash used in operating activities for the year ended December 31, 2018. The increase in net cash provided by operating activities was primarily attributable to a lower amount of cash used for homebuilding inventory and the timing of payments made on seller financing.
Net cash used in investing activities was $17.8 million for the year ended December 31, 2019, a decrease of $20.4 million, as compared to $2.6 million of cash provided by investing activities for the year ended December 31, 2018. The increase in net cash used in investing activities was primarily attributable to a $13.0 million increase in business combinations, net of cash acquired.

Net cash provided by financing activities was $26.1 million for the year ended December 31, 2019, an increase of $28.5 million, as compared to $2.4 million of cash used in financing activities for the year ended December 31, 2018. The increase in net cash provided by financing activities was primarily attributable to an increase in construction draws on our vertical construction lines of credit facilities.
Credit Facilities, Letters of Credit, Surety Bonds and Financial Guarantees
As of June 30, 2020, we had 16 vertical construction lines of credit facilities with cumulative maximum availability of $461.1 million and an aggregate outstanding balance of $248.1 million. As of December 31, 2019 and 2018, we had 19 vertical construction lines of credit facilities with cumulative maximum availability of $457.8 million and $357.5 million, respectively, and aggregate outstanding balances of $217.7 million and $163.2 million, respectively. Our vertical construction lines of credit facilities are fully collateralized by finished lots and homes under construction and are personally guaranteed by Patrick Zalupski, our founder, President, Chief Executive Officer and Chairman of our board of directors. In connection with this offering, or shortly thereafter, we intend to replace all of our vertical construction lines of credit facilities with a syndicated, unsecured revolving credit facility, with an expected borrowing base of $400.0 million and an accordion feature that allows the facility to expand to a borrowing base of up to $750.0 million.
Our vertical construction lines of credit facilities are renewed annually upon the completion of due diligence procedures performed by our lenders. Rather than hard maturity dates, these lines of credit have customary wind-down features that allow us to gradually unwind the collateral over a pre-determined period of time (generally 12 months), in potential occurrences of non-renewal. Because of the renewal mechanics, we did not classify any debt as short term for the six months ended June 30, 2020 or for the years ended December 31, 2019 and 2018.
Our vertical construction lines of credit facilities consisted of the following for the periods indicated:
		As of June 30		As of December 31
Renewal Date	Payment Terms	2020	2020 Effective Rate	2019	2019 Effective Rate	2018	2018 Effective Rate
November 30, 2019	Interest payable monthly, at the greater of Prime rate or 4.25%.	$1,947,550	4.02%	$5,035,871	5.58%	$13,073,828	5.04%
November 30, 2019	Interest is payable monthly at the greater of the Prime rate plus 1.0% or 5.5%.	899,356	5.52%	1,279,973	2.81%	—	—
July 24, 2020	Interest is payable monthly at the greater of the Prime rate plus 1.0% or 5.0%.	12,045,541	4.29%	6,611,634	5.93%	—	—
August 25, 2020	Interest is payable monthly at the Prime rate plus 0.75%.	2,241,073	4.16%	2,710,314	4.72%	—	—
October 5, 2020	Interest is payable monthly at 3.0% plus 30-day LIBOR.	18,445,948	4.40%	6,587,896	6.04%	5,429,080	6.79%
October 20, 2020	Interest is payable monthly at the greater of 4.0% or 2.75% plus three-month LIBOR.	15,560,196	4.62%	13,475,208	5.62%	9,850,357	7.05%
October 25, 2020	Interest is payable monthly at the Prime rate plus 0.5%.	2,510,689	4.95%	1,137,662	5.86%	—	—
December 31, 2020	Interest is payable monthly at 9.0%.	2,863,976	10.59%	3,454,858	13.73%	—	—
December 31, 2020	Interest is payable monthly at 9.5%.	75,042	10.59%	689,295	13.73%	—	—
February 9, 2021	Interest is payable monthly at 3.40% plus 30-day LIBOR.	1,196,396	4.55%	2,690,590	5.01%	3,822,081	7.90
March 31, 2021	Interest is payable monthly at 9.5%.	1,457,214	10.59%	2,673,608	13.73%	—	—
June 12, 2021	Interest is payable monthly at 3.0% plus three-month LIBOR.	18,056,934	4.05%	11,816,036	4.92%	—	—
June 30, 2021	Interest is payable monthly at the greater of 3.5% plus 30-day LIBOR or 4.5%.	26,664,215	4.86%	19,765,772	6.06%	22,102,329	7.19%
September 30, 2021	Interest is payable monthly at 3.0% plus three-month LIBOR.	74,265,137	4.41%	75,077,458	5.58%	70,716,479	5.60%
April 30, 2022	Interest is payable monthly at 9.5%.	2,510,740	9.81%	—		—	—
June 19, 2023	Interest is payable monthly at the greater of 4.0% or 2.75% plus three-month LIBOR.	11,003,207	4.29%	16,097,623	5.20%	13,621,774	6.75%
June 19, 2023	Interest is payable monthly at the greater of 4.25% or the Prime rate plus 0.5%.	40,478,756	4.47%	31,994,366	6.01%	19,356,913	6.12%
Various	Interest is payable monthly at the greater of the Prime rate or 5.0%.	16,007,656	5.18%	13,624,409	5.76%	—	—
Lines of credit paid in full during 2020		—	—	3,531,646	6.21-8.12%	—	—
Lines of credit paid in full during 2019		—	—	—	—	5,862,909	4.65%-12.53%
Total lines of credit outstanding		$248,229,626		$218,254,219		$163,835,750
Loss: Debt issuance costs from lines of credit		(109,990)		(586,875)		(622,569)
Lines of credit, net of discount		$248,119,636		$217,667,344		$163,213,181

All lines of credit paid in full during 2020 and 2019 are no longer active, and we do not intend to renew these facilities. The outstanding balance on the vertical construction lines of credit facilities is payable upon the delivery of the collateralized individual homes to end buyers.
On an annual basis and in the ordinary course of business, we may renegotiate the underlying terms of our vertical construction lines of credit facilities. In addition, our lenders may modify the financial or qualitative covenants within the loan agreements. As a result, it is not unusual for the terms on our vertical construction lines of credit facilities to change year over year. These changes may include, but are not limited to, increases to unit-level maturity periods, higher speculative inventory ratios, increased tangible net worth requirements and increases/decreases in renewal fees. As of June 30, 2020 and for the years ended December 31, 2019 and 2018, there were no material changes to the terms of our vertical construction lines of credit facilities. As of June 30, 2020, we saw a decrease in overall commitment availability of $3.3 million from December 31, 2019 due to the elimination of certain smaller lenders.
Our vertical construction lines of credit facilities contain various restrictive covenants and financial covenants. The most restrictive of our vertical construction lines of credit facilities require that we (i) maintain an adjusted tangible net worth of $65 million plus 50% of annual pre-tax profit; (ii) maintain a consolidated tangible net worth of $85 million; (iii) maintain minimum liquidity of $5 million; (iv) maintain a maximum debt ratio of 3.0 to 1.0; (v) maintain a minimum interest coverage of 2.0 to 1.0; (vi) sustain no more than two consecutive quarters of net losses; (vii) maintain a maximum ratio of land plus lots to tangible net worth of 1.10 to 1.0; (viii) maintain a maximum 20% of total houses owned by us which are: (a) not presold homes, (b) no longer sold homes because the sales contract has been cancelled and not replaced or (c) not model homes; and (ix) restrictions on the issuance of unsecured debt. We were in compliance with all debt covenants for the six months ended June 30, 2020 and for the years ended December 31, 2019 and 2018. We expect to remain in compliance with all debt covenants over the next twelve months. The new syndicated, unsecured revolving credit facility is expected to require that we (i) maintain a maximum debt ratio of 65.0% in the first year, 62.5% in the second year and 60.0% thereafter; (ii) maintain an interest coverage ratio of 2.0 to 1.0; (iii) maintain a minimum liquidity equal to the ratio of (A) the sum of (1) unrestricted cash and (2) the amount immediately available but not yet drawn on the new facility and (B) interest incurred by us, of not less than 1.0 to 1.0; (iv) maintain a minimum tangible net worth equal to the sum of (A) 75% of the tangible net worth as of the last fiscal quarter prior to the closing date of the new facility, (B) 50% of net income from the last fiscal quarter prior to the closing date of the new facility and (C) 50% of net proceeds received from all equity issuances after the closing date of the new facility; (v) maintain a maximum risks assets ratio of (A) the sum of the GAAP net book value for all finished lots, lots under development and land held for future development to (B) tangible net worth, of no greater than 1.0 to 1.0; (vi) not allow aggregate investments to exceed 20% of tangible net worth; and (vii) may not incur indebtedness other than (A) the obligations under the new facility, (B) non-recourse indebtedness in an amount not to exceed 15% of tangible net worth, (C) our PPP Loan and (D) indebtedness under hedge contracts entered into other than for speculative purposes. The actual terms of our new syndicated, unsecured revolving credit facility may vary from those described above.
We enter into surety bonds and letter of credit arrangements with local municipalities, government agencies and land developers. These arrangements relate to certain performance-related obligations and serve as security for certain land option agreements. At June 30, 2020, we had outstanding letters of credit and surety bonds totaling $0.4 million and $14.5 million, respectively.

Contractual Obligations, Commitments and Contingencies
A summary of the contractual obligations for our predecessor, DFH LLC, as of December 31, 2019 is provided in the following table.
	Predecessor
	Payments Due by Period For the Year Ended December 31,
	2020	2021	2022	2023	2024	Thereafter	Total
	(in thousands)
Long-term debt, including current portion	$—	$248,902	$8,475	$1,568	$—	$—	$258,945
Interest on long-term debt	—	11,572	—	—	—	—	11,572
Operating lease obligations	3,675	2,271	1,510	1,313	1,305	11,354	21,429
Capital lease obligations	176	167	151	41	—	—	535
Village Park Homes acquisition contingent consideration(1)	1,235	1,660	1,888	2,149
Total	$5,086	$264,572	$12,024	$5,071	$1,305	$11,354	$292,481
(1)
Such acquisition contingent consideration payments, if any, will be equal to 25% of pre-tax earnings for the fiscal years ending December 31, 2020, 2021 and 2022, inclusive of 1% corporate overhead charge.

Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of Our Financial Condition and Results of Operations—H&H Acquisition” in this prospectus for a description of the contingent consideration payments, if any, relating to the H&H Acquisition. Since the H&H Acquisition closed after December 31, 2019, such contingent consideration payments are not set forth in the table above.
Series B Preferred Units
Following the Corporate Reorganization and upon completion of this offering, the Series B Investors will continue to hold the Series B preferred units of DFH LLC. As such, they will have certain rights and preferences with regard to DFH LLC that investors in this offering will not have.
In the event that the managing member of DFH LLC elects, from time to time, to make distributions, the holders of the Series B preferred units are entitled to receive distributions until the holders of each outstanding Series B preferred unit have received distributions equaling the Series B Preferred Return, which accrues quarterly. Once the holders of each Series B preferred unit have received distributions equaling the Series B Preferred Return, they are thereafter entitled to $1,000 per Series B preferred unit. Additionally, holders of the Series B preferred units are entitled to receive tax distributions sufficient to fund their federal and state income tax liabilities attributable to the taxable income on their Series B preferred units, if any. All rights of the holders of the Series B preferred units to receive distributions and tax distributions are subordinated to that of the holders of the Series C preferred units. The Series B preferred units shall be deemed cancelled once they have received distributions totaling their initial capital contribution plus the Series B Preferred Return.
DFH LLC may not, without the prior approval of the holders of the Series B preferred units, issue or sell equity securities ranking senior to or pari passu with the Series B preferred units.
Holders of Series B preferred units have the right to vote on all matters submitted to a vote of the members of DFH LLC but do not have the right to convert their Series B preferred units into our common stock. Any Series B Investor desiring to transfer their Series B preferred units to a non-affiliated third party must either (i) obtain approval from the managing member of DFH LLC or (ii) must first offer such units to DFH LLC (or the Series C Investors, should the managing member of DFH LLC decline) at the same price that the proposed third-party transferee would have paid or, in certain cases, at fair market value.
At any time on or prior to September 30, 2022, DFH LLC has the right to redeem some or all of the outstanding Series B preferred units at a price equal to the sum of (i) the difference of (A) $1,000 and (B) the amount of previous distributions having already been paid towards each such unit and (ii) unreturned capital contributions for such unit plus the Series B Preferred Return (the “Series B Redemption Price”). See “Risk Factors—Risks Related to this Offering and Ownership of Our Class A Common Stock—Even though we may want to redeem the Series B preferred units and/or the Series C preferred units, we may not have the ability to redeem the Series B preferred units and/or the Series C preferred units, as the case may be” in this prospectus for additional information.

In the event of a liquidation or dissolution of DFH LLC, the holders of Series B preferred units shall have preference over our membership interest in DFH LLC. Further, in the event of (i) a sale of substantially all of DFH LLC’s assets or (ii) a merger or reorganization resulting in the members of DFH LLC immediately prior to such transaction no longer beneficially owning at least 50% of the voting power of DFH LLC (collectively, a “Sale of DFH LLC”), the holders of the Series B preferred units may demand redemption of their Series B preferred units at a price equal to the Series B Redemption Price.
Series C Preferred Units
Following the Corporate Reorganization and upon completion of this offering, the Series C Investors will continue to hold the Series C preferred units of DFH LLC. As such, they will have certain rights and preferences with regard to DFH LLC that investors in this offering will not have.
The holders of the Series C preferred units are entitled to the Required Quarterly Series C Payments equal to the sum of (i) the Series C Preferred Return and (ii) all proceeds from lot sales by ANT JV OWNER, LLC, HM7 JV OWNER, LLC and PS JV OWNER, LLC (each, a “Project Entity” and collectively, the “Project Entities”) not previously distributed to the holders of the Series C preferred units. The Series C Preferred Return accrues daily and is compounded quarterly.
In the event the managing member of DFH LLC elects, from time to time, to make distributions, the holders of the Series C preferred units are entitled to receive such distributions until the holders of each Series C preferred unit have received any unpaid amount necessary to provide such holders with their Series C Preferred Return. Once each such holder has received his, her or its Series C Preferred Return, he, she or it are entitled to distributions totaling his, her or its initial capital contribution. Additionally, holders of the Series C preferred units are entitled to receive tax distributions sufficient to fund their federal and state income tax liabilities attributable to the taxable income on their Series C preferred units, if any. All rights of the holders of the Series C preferred units to receive distributions are superior to that of the holders of the Series B preferred units. The Series C preferred units shall be deemed cancelled once the holders of the Series C preferred units have received distributions totaling their initial capital contribution plus the Series C Preferred Return.
DFH LLC may not, and may not permit any Project Entity to, without the prior approval of the holders of the Series C preferred units, (i) sell substantially all of a Project Entity’s assets, (ii) amend or modify the DFH LLC operating agreement or articles of organization in a manner that adversely impacts the holders of the Series C preferred units, (iii) issue or sell equity securities ranking senior to or pari passu with the Series C preferred units, (iv) incur any indebtedness other than to finance vertical construction or (v) materially alter the nature, character or scope of the business of any Project Entity (collectively, the “Series C Restrictive Covenants”). Additionally, so long as any Series C preferred unit is outstanding, DFH LLC must (i) maintain net assets for the Project Entities on a consolidated basis of not less than the unreturned capital contribution for the Series C preferred units, (ii) maintain total liabilities to total equity of not greater than 3-to-1, (iii) maintain a ratio of total liabilities to total assets of not greater than 0.83-to-1.00, (iv) maintain a ratio of total liabilities to trailing 12-month EBITDA of not greater than 7-to-1 for the year ending December 31, 2020 or 6.5-to-1 for the year ending December 31, 2021, (v) ensure that all sales of lots by the Project Entities to DFH LLC during a given quarter shall be at a purchase price of not less than (A) $130,950 for Sanctuary at Hamlin, (B) $110,479 for Preserve at St. John’s and (C) $126,500 for Antigua Single Family Homes, (vi) maintain in the Project Entities all proceeds from lot sales and home closing and use such proceeds solely for the construction of Project Entity homes, payment of the Required Quarterly Series C Payments and redemption of the Series C preferred units, (vii) meet the quarterly closing requirements of (A) 15 homes when three Project Entities are active, (B) 12 homes when two Project Entities are active and (C) eight homes when one Project Entity is active and (viii) allow speculative homes to constitute more than 50% of all homes built but not sold and homes in process (collectively, together with the Series C Restrictive Covenants, the “Series C Covenants”). DFH LLC may not, without the prior approval of the holders of the Series C preferred units, make any decisions or undertake any courses of action that would reasonably be expected to have a material and adverse impact on the Project Entities. See “Risk Factors—Risks Related to this Offering and Ownership of Our Class A Common Stock—The Series C preferred units of DFH LLC have certain protective covenants, which could limit our ability to engage in certain business combinations, recapitalizations or other fundamental changes.”
At any time on or prior to December 31, 2021, DFH LLC has the right to redeem all outstanding Series C preferred units at a price equal to the sum of (i) the difference of (A) $1,000 and (B) the amount of previous distributions having already been paid towards each such unit, (ii) unreturned capital contributions for such unit plus the Series C Preferred Return and (iii) such additional amount (if any) necessary for such holders of the Series C preferred units to receive a multiple of 1.2x of the capital contribution for each such unit as of May 30, 2019 (the “Series C Redemption Price”). On December 31, 2021, or June 30, 2022 if DFH LLC exercises its right to extend such deadline (the “Series C Preferred Redemption Date”), DFH LLC shall redeem all outstanding Series C preferred units at a price equal to the Series C Redemption Price. Additionally, in the event of a Sale of DFH LLC, DFH LLC shall redeem all outstanding Series C preferred units at a price equal to the Series C Redemption Price.
The holders of the Series C preferred units will have the right to convert their Series C preferred units to Class A common stock (i) after the Series C Preferred Redemption Date in the event that DFH LLC fails to redeem all outstanding Series C preferred units by the Series C Preferred Redemption Date or (ii) at any time in the event of (1) a default under the Pledge and Security Agreement by and among the Series C Investors, DFH-ANT, LLC, DFRC, LLC and DFRC-Hamlin, LLC, dated December 31, 2018 (the “Pledge Agreement”), (2) fraud, felony indictment or willful misconduct by a manager of DFH LLC related to any Project Entity, (3) the bankruptcy of DFH LLC, DF Homes LLC or any Project Entity, (4) the liquidation or dissolution of any Project Entity, (5) the bankruptcy of Patrick Zalupski, our founder, President, Chief Executive Officer and Chairman of our board of directors, (6) the discovery that any representations or warranties in the Pledge Agreement or the Series C Preferred Membership Unit Purchase Agreement by and among DFH LLC and the Series C Investors, dated December 31, 2018, are materially untrue or incorrect, (7) any uncured default under any loan documents secured by assets of the Project Entities, (8) DFH LLC’s uncured failure to make a Required Quarterly Series C Payment or (9) DFH LLC’s breach of any of the protective covenants of the Series C preferred units, in each case in an amount equal to (A) if all outstanding Series C preferred units are held by a single party (or multiple parties acting in concert) the greater of (w)   % of the issued and outstanding shares of Class A common stock of DFH Inc. or (x) the number of shares of Class A common stock equal to the value of the unpaid Series C Preferred Return plus unreturned capital contribution divided by the GAAP book value per share of Class A common stock, or (B) if all outstanding Series C preferred units are held by multiple parties not acting in concert, (y) the number of shares of Class A common stock equal to the value of the unpaid Series C Preferred Return plus unreturned capital contribution divided by (z) the GAAP book value per share of Class A common stock.
In the event DFH LLC breaches and fails to cure a Series C Covenant, the holders of the Series C preferred units may force DFH LLC to redeem all outstanding Series C preferred units at a price equal to the sum of (i) 110% of the difference of (A) $1,000 and (B) the amount of previous distributions having already been paid towards each such unit, (ii) 110% of the unreturned capital contributions for such unit plus the Series C Preferred Return and (iii) such additional amount (if any) necessary for such holders of the Series C preferred units to receive a multiple of 1.2x of the capital contributions for such unit as of May 30, 2019.
In the event of a liquidation or dissolution of DFH LLC, the holders of Series C preferred units shall have preference over the holders of the Series B preferred units and our membership interest in DFH LLC. Further, in the event a Sale of DFH LLC occurs, the holders of the Series C preferred units may demand redemption of their units at a price equal to the Series C Redemption Price. As of June 30, 2020, the Series B preferred units and the Series C preferred units have, in the aggregate, a liquidation preference of $8.8 million and $27.6 million, respectively.
Critical Accounting Policies and Estimates
We prepare our consolidated financial statements in accordance with GAAP. Our critical accounting policies are those that we believe have the most significant impact to the presentation of our financial position and results of operations and that require the most difficult, subjective or complex judgments. In many cases, the accounting treatment of a transaction is specifically dictated by GAAP without the need for the application of judgment.
In certain circumstances, however, the preparation of consolidated financial statements in conformity with GAAP requires us to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period.
While our significant accounting policies are more fully described in “Note 1. Nature of Business and Significant Accounting Policies” to our consolidated financial statements included elsewhere in this prospectus, we believe the following topics reflect our critical accounting policies and our more significant judgment and estimates used in the preparation of our consolidated financial statements.
Revenue Recognition
We recognize revenue in two ways. In accordance with Accounting Standards Codification (“ASC”) 2014-09, revenues from home sales with respect to homes that we construct on homesites that we own title are recorded at the time each home sale is closed and title and possession are transferred to the buyer. In accordance with ASC 2014-09, revenues from home sales in which the buyer retains title to the homesite while we build the home are recognized based on the percentage of completion of the home construction, which is measured on a quarterly basis.
Real Estate Inventory and Cost of Home Sales
Inventories include the cost of direct land acquisition, land development, construction, capitalized interest, real estate taxes and direct overhead costs incurred related to land acquisition and development and home construction. Indirect overhead costs are charged to selling, general and administrative expense as incurred.
Land and development costs are typically allocated to individual residential lots on a pro-rata basis based on the number of lots in the development, and the costs of residential lots are transferred to construction work in progress when home construction begins. Sold units are expensed on a specific identification basis as cost of contract revenues earned. Cost of contract revenues earned for homes closed includes the specific construction costs of each home and all applicable land acquisition, land development and related costs allocated to each residential lot.
Inventories are carried at the lower of accumulated cost or net realizable value. We periodically review the performance and outlook of our inventories for indicators of potential impairment. No impairments were recognized during the six months ended June 30, 2020 or the years ended December 31, 2019 and 2018.
Investments in Unconsolidated Entities and Variable Interest Entities
We participate in joint ventures from time to time that conduct land acquisition, land development and/or other homebuilding activities in various markets where our homebuilding operations are located. Our investments in these joint ventures may create a variable interest in a VIE, depending on the contractual terms of the arrangement. Additionally, we, in the ordinary course of business, enter into contracts with third parties and unconsolidated entities for the ability to acquire rights to land for the construction of homes. Under these contracts, we typically make a specified payment or earnest money deposit in consideration for the right to purchase land in the future, usually at a predetermined price. Consideration paid for these contracts are recorded as lot deposits on the consolidated balance sheets.
Pursuant to the Financial Accounting Standards Board ASC 810 and subtopics related to the consolidation of VIEs, we analyze our joint ventures under the variable interest model to determine if such are required to be consolidated in our consolidated financial statements. The accounting standard requires a VIE to be consolidated by a company if that company is determined to be the primary beneficiary. The primary beneficiary is defined as the entity having both of the following characteristics: (1) the power to direct the activities that most significantly impact the VIE’s performance and (2) the obligation to absorb losses and rights to receive the returns from the VIE that would be significant to the VIE. See “Note 11. Variable Interest Entities and Investments in Other Entities” to our consolidated financial statements included elsewhere in this prospectus for a description of our joint ventures, including those that were determined to be VIEs, and the related accounting treatment.
Joint ventures for which we are not identified as the primary beneficiary are accounted for as equity method investments. We and our unconsolidated joint venture partners make initial and/or ongoing capital contributions to these unconsolidated joint ventures, typically on a pro rata basis, according to each party’s respective equity interests. The obligations to make capital contributions are governed by each such unconsolidated joint venture’s respective operating agreement and related governing documents. Partners in these unconsolidated joint ventures are unrelated homebuilders, land developers or other real estate entities.
We typically obtain rights to acquire portions of the land held by the unconsolidated joint ventures in which we currently participate. When an unconsolidated joint venture sells land to us, we defer recognition of our share of such unconsolidated joint venture’s earnings (losses) until we recognize revenues on the corresponding home sale. At that time, we account for the earnings (losses) as a reduction (increase) to the cost of purchasing the land from the unconsolidated joint venture.
We share in the earnings (losses) of these unconsolidated joint ventures generally in accordance with our respective equity interests. In some instances, however, we recognize earnings (losses) that differ from our equity interest in the unconsolidated joint venture. This typically arises from our deferral of the unconsolidated joint venture’s earnings (losses) from land sales to us.
Warranty Reserves
We establish warranty reserves to provide for estimated future expenses as a result of construction and product defects, product recalls and litigation incidental to our homebuilding business. Estimates are determined based on management’s judgment considering factors such as historical spend and the most likely current cost of corrective action.
Recent Accounting Pronouncements
See “Note 1. Nature of Business and Significant Accounting Policies” to our consolidated financial statements included elsewhere in this prospectus.
Internal Controls and Procedures
We are not currently required to comply with the SEC's rules implementing Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC's rules implementing Section 302 of the Sarbanes Oxley Act, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. Though we will be required to disclose material changes made to our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the year following our first annual report required to be filed with the SEC. We will not be required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting until our first annual report subsequent to our ceasing to be an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act.
As of December 31, 2019, we identified three material weaknesses in our internal control over financial reporting. We did not document the design or operation of an effective control environment commensurate with the financial reporting requirements of an SEC registrant. Specifically, we did not design and maintain adequate formal documentation of certain policies and procedures, controls over the segregation and duties within our financial reporting function and the preparation and review of journal entries. In addition, we did not design or maintain effective control activities that contributed to the following additional material weaknesses; we did not design control activities to adequately address identified risks, evidence of performance, or operate at a sufficient level of precision that would identify material misstatements to our financial statements and we did not design and maintain effective controls over certain IT general controls for information systems that are relevant to the preparation of our financial statements. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. See “Risk Factors—We have identified material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal control, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our Class A common stock.”
Each of the material weaknesses described above involve control deficiencies that could result in a misstatement of one or more account balances or disclosures that would result in a material misstatement to our annual or interim consolidated financial statements that would not be prevented or detected, and, accordingly, we determined that these control deficiencies constitute material weaknesses.

We are currently in the process of implementing measures and taking steps to address the underlying causes of these material weaknesses. Our efforts to date have included the following:
•	Formalization of our remediation plan and timelines to fully address the individual control deficiencies and segregation of duties issues.
•
Development of formal policies around general computer controls, including scheduled formal trainings prior to implementation of an IT general controls framework that addresses risks associated with user access and security and application change management and IT operations to help sustain effective control operations and comprehensive remediation efforts relating to segregation of duties to strengthen user access controls and security.

While we believe these efforts will improve our internal control over financial reporting and address the underlying causes of the material weaknesses, such material weaknesses will not be remediated until our remediation plan has been fully implemented, and we have concluded that our controls are operating effectively for a sufficient period of time.
We cannot be certain that the steps we are taking will be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting or prevent future material weaknesses or control deficiencies from occurring. In addition, we cannot be certain that we have identified all material weaknesses in our internal control over financial reporting or that in the future we will not have additional material weaknesses in our internal control over financial reporting.
Inflation
Inflation in the United States has been relatively low in recent years and did not have a material impact on our results of operations for the six months ended June 30, 2020 or years ended December 31, 2019 and 2018. Although the impact of inflation has been insignificant in recent years, it is still a factor in the U.S. economy, and we tend to experience inflationary pressure on wages and raw materials.
Off-Balance Sheet Arrangements
Asset-Light Lot Acquisition Strategy
We operate an asset-light and capital efficient lot acquisition strategy and generally seek to avoid engaging in land development. We primarily employ two variations of our asset-light land financing strategy, finished lot option contracts and land bank option contracts, pursuant to which we secure the right to purchase finished lots at market prices from various land sellers and land bank partners, including through our joint ventures, by paying deposits based on the aggregate purchase price of the finished lots. The deposits required are typically 10% or less in the case of finished lot option contracts and 15% or less in the case of land bank option contracts.
Our asset-light and capital efficient lot acquisition strategy is intended to avoid the financial commitments and risks associated with direct land ownership and land development by allowing us to control a significant number of lots for a relatively low capital cost. These option contracts generally allow us, at our option, to forfeit our right to purchase the lots controlled by these option contracts for any reason, and our sole legal obligation and economic loss as a result of such forfeitures is limited to the amount of the deposits paid pursuant to such option contracts and, in the case of land bank option contracts, any related fees paid to the land bank partner. We do not have any financial guarantees or completion obligations, and we typically do not guarantee lot purchases on a specific performance basis under these agreements.
As of June 30, 2020, all of our 8,480 controlled lots were controlled through finished lot option contracts and land bank option contracts, with an aggregate purchase price of approximately $502 million. This includes finished lot option contracts entered into with our consolidated and non-consolidated joint ventures. As of December 31, 2019 and June 30, 2020, we controlled 1,026 and 980 lots, respectively, through our consolidated and non-consolidated joint ventures, representing 10.9% as of December 31, 2019 and 6.6% as of June 30, 2020 of our total owned and controlled lots. Our entire risk of loss pertaining to the aggregate purchase price contractual commitment resulting from our non-performance under our finished lot option contracts and land bank option contracts is limited to approximately $31.1 million in deposits paid as of June 30, 2020. Pro forma for the H&H Acquisition, as of June 30, 2020, we owned and controlled 13,939 lots through finished lot option contracts and land bank option contracts, representing 99% of our total owned and controlled lots.

Surety Bonds and Letters of Credit
We enter into letter of credit and surety bond arrangements with local municipalities, government agencies and land developers. These arrangements relate to certain performance-related obligations and serve as security for certain land option agreements. At June 30, 2020, we had outstanding letters of credit and surety bonds totaling $0.4 million and $14.5 million, respectively. We believe we will fulfill our obligations under the related arrangements and do not anticipate any material losses under these letters of credit or surety bonds.
Quantitative and Qualitative Disclosure About Market Risk
Our operations are interest rate sensitive. As overall housing demand is adversely affected by increases in interest rates, a significant increase in interest rates may negatively affect the ability of homebuyers to secure adequate financing. Higher interest rates could adversely affect our revenues, gross margins and net income. We do not enter into, nor do we intend to enter into in the future, derivative financial instruments for trading or speculative purposes to hedge against interest rate fluctuations.

MARKET OPPORTUNITY
Unless otherwise indicated, information in this section is derived from a market study dated August 2020 prepared for us in connection with this offering by John Burns Real Estate Consulting, LLC (“JBREC”), for which we have agreed to pay JBREC a fee of $37,500, plus an amount charged at an hourly rate for additional information we may require from JBREC from time to time in connection with that market study. Founded in 2001, JBREC is an independent research provider and consulting firm focused on the housing industry. The following information contains forward-looking statements which are subject to uncertainty and you should review the information under the headings “Cautionary Note Regarding Forward-Looking Statements” as well as “Risk Factors—Risks Related to Our Business” and the other information in “Risk Factors.” The estimates, forecasts and projections relating to our markets prepared by JBREC are based upon numerous assumptions and have not been independently verified by us.
National Housing Market
Housing is the largest real estate asset class in the U.S., with 125 million occupied housing units and a total value of $30.3 trillion, according to the Federal Reserve’s Flow of Funds report for the first quarter of 2020. Based on U.S. Census Bureau information as of March 31, 2020, JBREC estimates that the U.S. housing market included 86.7 million single-family homes (detached and attached), 83% of which were owner-occupied and 17% of which were renter-occupied.

U.S. Single-Family Housing Inventory

86.6 Million Single-Family Housing Units
(Detached and Attached)
Owned 83%
(72.1mm units)
Rented 17%
(14.6mm units)

Sources: U.S. Census Bureau, JBREC. (Data as of March 31, 2020).

Note: Single-family homes include detached and attached units. Percentages are rounded.

The single-family housing market is the most liquid U.S. real estate asset class, with an average of 6.0 million new and existing combined home sales per year from 2000-2019. JBREC expects annual resale home sales volume to decrease slightly and new home sales volume to increase in 2020. Overall, JBREC forecasts total home sales volume of 5.9 million in 2020, similar to the total home sales volume of 6.0 million sales achieved in 2019.
Pre-COVID-19
Before the COVID-19 pandemic, the U.S. housing market was strong, existing home supply was tight, and homebuilders were raising prices. Solid income growth and 3.5% 30-year fixed mortgage rates also contributed to the affordability of housing. Compared to previous cycles, the housing industry had not overbuilt and mortgage lending was much more constrained.
Post-COVID-19 Response
On March 27, 2020, the U.S. Congress passed the CARES Act in response to the COVID-19 pandemic and the resulting economic turmoil, which included $2.2 trillion in fiscal stimulus to boost the economy during shelter-in-place mandates. The Federal Reserve took a series of further actions designed to alleviate credit market dysfunction, ensuring liquidity in the financial system. In June, the Federal Reserve announced that they expect to keep rates at zero through 2022.
Despite the COVID-19 pandemic, home prices and sales since March 2020 were resilient following lifting of stay-at-home orders in most markets. Consumer demand for more personal household space due to the necessity or ability to work from home and inability to use shared communal spaces typical of condos, apartments and high-density urban dwellings has bolstered demand for single-family homes during this time. As a result, both new and existing home prices have remained firm, coupled with healthy new home sales volumes during the first half of 2020.
Outlook
The U.S. housing market is expected to weather the impacts from the COVID-19 pandemic relatively well given limited supply and lack of distressed home sales. Recent job losses are more concentrated in lower income bands, impacting apartment rentals to a greater extent than housing sales. In a relatively quick time, housing is on the path to a short-term V-recovery, with homes sales lost during the initial COVID shutdowns in March and April being unlocked in May and June. While JBREC does not anticipate this sharp rate of growth to continue, they expect that housing market conditions should remain relatively healthy in 2020.
The success of all housing projects depends partially on factors beyond the control of the builder, such as the economy, interest rates, and government policies. On a national basis, JBREC forecasts that single-family home permits issued will increase 5% in 2020 and fall just 1% in 2021, due largely to high unemployment and builder hesitancy to acquire land in such an uncertain backdrop. Land buying will likely moderate until there is more clarity on the economy. JBREC estimates a 6.8% new home price appreciation in 2020, as supply remains low and distress due to forbearance is pushed out until 2021. They further expect that new home price appreciation will slow to 3.4% in 2021 and 1.1% in 2022 as the government will likely pull back from economic stimulus and support experienced in 2020, increased distressed home sales as forbearance is lifted.
JBREC’s primary assumptions and conclusions are:
•	mortgage rates below 3% will continue for the next few years;
•	the high unemployment rate will gradually recede over many years; and
•	government assistance will continue with modest economic repercussions.
Housing Demand
Prior to the COVID-19 pandemic, annual job growth had remained positive since 2010 and household formation was accelerating. As of December 31, 2019, more than 20 million total new jobs have been created since the 2008 financial crisis ceased in 2010, equating to 2.3 million jobs per year on average (1.6% annual job growth). The COVID-19 pandemic had a significant impact on employment in the U.S. JBREC forecasts employment losses in 2020 will total approximately 18 million jobs. As many of these losses are classified as temporary layoffs, JBREC notes that the job recovery has begun in 2020. However, the total number of jobs in the U.S. economy will remain well below peak levels beyond 2023. JBREC projects a gain of 7.1 million jobs in 2021, 3.0 million jobs in 2022 and 2.8 million jobs in 2023.

US Employment Annual Growth

Millions

9
8
7
6
5
4
3
2
1
0
-1
-2
-3
-4
-5
-6
-7
-8
-9
-10
-11
-12
-13
-14
-15
-16
-17
-18
-19
7.1M
3.0M
2.8M
-18.3M
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020P
2021P
2022P
2023P

*Cur. mo. SA = Current month (seasonally adjusted annual rate)

Sources: BLS with JBREC projections (Data: Jun-20, Pub: Jul-20)

Over the long-term, JBREC forecasts an annual average of 1.2 million net new households through 2025, due largely to shifting demographics in the U.S. This pace is similar to that experienced in other post-recessionary periods. A substantial portion of this net growth in households is expected to be owner households, which should strengthen demand for new for-sale housing. Demographic trends also will contribute to this future household growth. According to the U.S. Census Bureau, demographic shifts will increase the 35-44-year-old cohort, a primary driver of household formation, by 4.6 to 5.7 million people from 2020-2030, with this range influenced by immigration trends. Additionally, entry-level household formation continues to benefit from the combination of the large number of people who were born during the 1990s who are coming of adult age, and the continued unfurling of pent-up household formation from slightly older young adults born in the 1980s. While most of these newly-formed households tend to rent first, most say they aspire to homeownership, which should continue to fuel the demand for entry-level owned homes. The largest five-year age group in the country today is 26 to 30 years old, and over the next several years these people will approach the typical ages of first-time home buyers.
New Home Supply
Unlike the prior cycle, when new home inventory reached nearly double its historical average, the new home construction industry has been more disciplined with supply. As of March 31, 2020, new home inventory of 329,000 units only slightly exceeded its long-term average, but was still only 58% of peak levels recorded in mid-2006. The number of single-family home permits issued has gradually risen to 895,900 for the twelve months ended March 31, 2020, which is 4% below the 1980-2019 average. Accordingly, just prior to the COVID-19 pandemic, there was limited new housing supply. More recently, single-family home permits issued fell to 834,000 for the twelve months ended June 30, 2020. JBREC is forecasting decreased new home permits and slower new residential construction activity in 2020, with a 5% increase in single-family and 16% decrease in multifamily permit activity.

US Residential Permits
Single-family
Multifamily
2,200K
2,000K
1,800K
1,600K
1,400K
1,200K
1,000K
800K
600K
400K
200K
0K
440K
320K
310K
350K
905K
900K
935K
985K
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020P
2021P
2022P
2023P

*Cur. mo. SA = Current month (seasonally adjusted annual rate)

Sources: U.S. Census Bureau; John Burns Real Estate Consulting, LLC forecasts (Data: May-20, Pub: Jul-20)

Household Income
Household income growth helps support home sales and fuel rising home prices. As of March 31, 2020, median household income was $65,175, a 2% increase from March 31, 2019. The average year-over-year income change is 2.9% over the past 30 years.
As of March 31, 2020, inflation-adjusted average household income was $59,000, a 2% increase from March 31, 2019. For perspective, when adjusting for inflation, middle-class households have higher incomes than they did during the prior peak in 2000.

Nominal Median Household Income

Current = $65,175 (2% YOY)
$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
Current

Sources: John Burns Real Estate Consulting, LLC; Census Bureau; Moody's Analytics (Data: Mar-20, updated quarterly†)

Employment to Housing Permit Ratio
Before the COVID-19 pandemic, according to data compiled by the U.S. Census Bureau and the U.S. Bureau of Labor Statistics, there were 1.6 jobs being created for each new-unit permit as of January 31, 2019. A balanced ratio in a stable market relates approximately one new housing permit issued for every 1.1 to 1.5 jobs created. After declining significantly during the 2008-2009 global financial crisis when employment growth was negative, the job growth to permits ratio had increased and remained above a 1.5-to-1 ratio every month since 2011, due to a rise in employment growth and historically low homebuilding permit levels. Over time, the relative excess of job growth to homebuilding permits has put upward pressure on new and existing home prices. Significant employment losses as a result of the COVID-19 pandemic will likely cause this employment growth to housing permit ratio to be negative for the next several years.

US Employment Growth to Total Permits Ratio

Current = -12.9
Historical average* = 1.05
Historical median* = 1.6
Note: E/P ratio hit -11 during the Great Recession as construction activity slowed and employment went negative.
4
2
0
-2
-4
-6
-8
-10
-12
-14
-16
1966
1968
1970
1972
1974
1976
1978
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020

Source: BLS; U.S. Census Bureau; John Burns Real Estate Consulting, LLC (Data: May-20, Pub: Jul-20)

*Historical average & median: Jul-65 through 2018

New and Existing Housing Market Sales
JBREC’s projected employment changes through 2023 support an increase in sales of the anticipated new home supply, which was still coming off of historical lows prior to COVID-19. On a non-seasonally adjusted basis, new home sales reached 681,000 transactions in the twelve months ended December 31, 2019. As measured by the U.S. Census Bureau, 800,000 annual new single-family home sales represents a 65% recovery from the trough. JBREC estimates 800,000 transactions to represent a stable level based on historical new home sales activity. According to the U.S. Census Bureau and JBREC forecasts, new home sales will increase from approximately 681,000 sales in 2019 to 736,000 sales in 2020 and 2021 before increasing to 805,000 sales in 2023.

US New Single-Family Home Sales

Millions
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
736K
736K
765K
805K
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020P
2021P
2022P
2023P

*Cur. mo. SA = Current month (seasonally adjusted annual rate)

Source: Census Bureau, John Burns Real Estate Consulting, LLC forecasts (Data: May-20, Pub: Jul-20)

After decreasing to 4.0 million existing home sales transactions in 2011 from a peak of nearly 7.1 million transactions in 2005, non-seasonally adjusted existing home sales slightly exceeded 5.3 million transactions through the twelve months ended December 31, 2019 according to the National Association of Realtors. JBREC expects the resale sales volume to fall to 5.0 million in 2021 before rebounding to 5.8 million in 2023.

US Existing Home Sale Closings

Millions
8
7
6
5
4
3
2
1
0
5.2
5.0
5.5
5.8
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020P
2021P
2022P
2023P

*Cur. mo. SA = Current month (seasonally adjusted annual rate)

Sources: ©2020 National Association of REALTORS®; John Burns Real Estate Consulting, LLC (Data: May-20, Pub: Jul-20)

From 2014 through 2019 a major contributing factor to the low level of existing home sales has been the lack of existing homes listed for sale. The 4.8 average months of supply of existing homes for sale for the twelve months ended May 31, 2020 was 28% below the 1983-2019 average of 6.7 months and close to record-low levels.

Months of Supply (Existing Home Inventory)

Current = 4.8 months
14
12
10
8
6
4
2
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020

Sources: NAR; John Burns Real Estate Consulting, LLC (Data: May-20; Pub: Jul-20)

Affordability
As of June 30, 2020, national affordability in the existing home market is comparable to the historical normal level. The ratio of annual housing costs for owning the median priced resale home compared to the median household income reached a 30+ year low in 2012. Due to rising mortgage interest rates, coupled with home price appreciation and offset by weak income growth, affordability conditions started to weaken nationally in the second half of 2013, and in 2018 affordability reached its weakest level since mid-2008. More recently, however, due to income growth and lower mortgage interest rates, affordability has returned to its historical median (4.4 on JBREC’s 0 to 10 scale), an improvement from a recent high of 7.1 on JBREC’s index in late 2018. The improved affordability provides more house-buying power to buyers and may entice some potential homebuyers to purchase. JBREC expects affordability will remain near the index’s historical norm through 2023 as a moderate increase in income growth and decreasing mortgage interest rates and home prices maintain affordability.

Burns Affordability Index™

Index ranges from 0 to 10 based on the relationship between the median household income and the annual housing costs (mortgage plus taxes, insurance, and mortgage insurance for a home equal to 80% of the median-priced home).

10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Least affordable
Median
Most affordable
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
Current
2020P
2021P
2022P
2023P

Source: John Burns Real Estate Consulting, LLC; (Data: Jun-20, Pub: Jul-20)

Jacksonville, Florida MSA (“Jacksonville”)
Jacksonville Economic Overview
According to JBREC, the Jacksonville Metropolitan Statistical Area (“MSA”) grew to a population of approximately 1.6 million people in 2019, making it the 48th-largest metro area in the U.S. by population. Jacksonville has grown by an average of 22,400 people each year since 2005 and grew at even higher rates in recent years. The average growth rate over the last five years has been 1.9%, which is above the national average of 0.6% annually for the same period. The population of Jacksonville is forecasted to grow 1.7% each year from 2020 to 2023, reaching a population of nearly 1.7 million people in 2023.
Annual Employment Growth and Unemployment Rate
Employment growth in Jacksonville was positive from 2011 through 2019. A total of 144,500 new jobs were added in Jacksonville during that nine-year period. The Jacksonville MSA averaged about 9,900 jobs created annually from 2005 to 2019. As of May 31, 2020, the Jacksonville MSA had lost 50,500 jobs compared to May 31, 2019. The unemployment rate declined from 10.7% in 2010 to 3.1% in 2019. Unemployment increased significantly during the first half of 2020 to 11.2% as of May 31, 2020. JBREC forecasts employment in Jacksonville to decline by 69,900 jobs in 2020 before growing by an average of 16,900 jobs annually from 2021 through 2023, an average annual growth rate of 2.5%.

Metro Economy
Jacksonville’s economy has concentrations of banking and financial services, as well as a logistics and military and defense industry with the presence of Jacksonville’s sizeable deep-water port. Tourism is a major economic driver for Jacksonville with visitors contributing billions of dollars to businesses in the area. Jacksonville is home to four Fortune 500 companies’ headquarters, including Fidelity National Information Services, Inc. and CSX Corporation. There are also several medical related employers in Jacksonville, including Baptist Health and Mayo Clinic.
Median Household Income
The median household income in Jacksonville rose from $47,700 in 2005 to $62,900 as of May 31, 2020. Median household income declined from 2009 through 2011, but has since experienced a high growth rate, having increased by an annual average of 3.6% over the past five years. JBREC estimates the median household income in Jacksonville will increase by 2.4% annually on average through 2023, bringing the average household income to $68,300 in 2023.

Jacksonville Housing Market Overview
According to the 2018 ACS, the total market size of housing units in Jacksonville was approximately 665,000 homes. About 320,150 were owner occupied single-family homes, accounting for 48.8% of the total housing stock.
Supply and Demand Dynamics
During the previous recession, annual household growth in Jacksonville fell to 3,100 households formed in 2009 and 2010. By 2014, household growth had increased to more than 9,000 households formed annually. As of May 31, 2020, the number of households increased 1.7% from May 31, 2019 to reach about 615,000 total households in the Jacksonville MSA. Approximately 35,500 households are forecasted to be added to the Jacksonville MSA from 2020 to 2023. Similar to household formation trends, total permits experienced a steep decline during the previous recession, falling to about 3,600 permits issued annually in 2010. The number of permits issued each year since then has steadily increased to reach nearly 14,690 permits issued in 2019. The number of total permits issued annually through 2023 is expected to slow slightly but remain close to 2019 levels. JBREC forecasts approximately 57,750 permits will be issued from 2020 through 2023, higher than the 54,864 total residential permits issued over the past four years.

New Home Sales Volume and Price Trends
New home sales fell significantly from its peak in 2006 of 17,746 sales to 3,297 sales in 2011. From 2012 to 2019, new home sales volume experienced strong annual growth by an average of 13.0%. Jacksonville had 8,728 new home sales in the twelve months ended May 2020. JBREC forecasts another year of strong growth in new home sales in 2020, increasing by 12% and reaching 9,500 sales. JBREC anticipates new home sales to decrease slightly to 9,300 in 2021 and 2022, before climbing to 9,800 in 2023. Similar to new homes sales volume, the median price of new homes within Jacksonville experienced strong appreciation from 2011 to 2019 with an annual average increase in median price of 5.9%. In 2019, the median new home price was $307,600, up 2.2% from 2018. New home prices in Jacksonville are anticipated to appreciate 7.5% in 2020 and then increase by an average of 2.3% per year from 2021 through 2023.

Existing Home Price Appreciation
According to JBREC’s proprietary home value index (the “Burns Home Value Index”), home values have increased annually by an average of 7.1% since 2011. Jacksonville home values as of May 31, 2020 increased 4.8% from May 31, 2019 and are forecasted to change at an average annual rate of 3.7% from 2020 to 2023, according to the Burns Home Value Index. The median resale price for a detached home was $238,100 as of May 31, 2020, up 1.7% from May 31, 2019, following continued growth since 2013. From 2008 to 2019, existing home sales volume followed an upwards trend, reaching a volume of 31,867 transactions in 2019.

Burns Affordability Index
According to JBREC’s proprietary affordability index, the Burns Affordability Index (“BAI”), Jacksonville is currently a slightly less affordable market with a score of 5.9, compared to the market’s historical average. The index ranges from 0 to 10 based on the relationship between the median household income and the annual housing costs, measured by mortgage plus one-seventh of the down payment, for the median-priced home. A BAI value of 5.0 is a historically balanced market. Jacksonville is forecasted to continue to be a less affordable market through 2023, reaching an index value of 6.7 in 2021 and marginally declining to 6.3 in 2023.

Orlando–Kissimmee-Sanford, Florida MSA (“Orlando”)
Orlando Economic Overview
According to JBREC, the Orlando MSA’s population increased to approximately 2.6 million people in 2019, making it the 24th-largest metro area in the U.S. by population. Over the past five years, Orlando has experienced strong average annual population growth of 2.3%, significantly higher than the national average of 0.6%. Orlando’s population is expected to experience an average population growth of 1.0% from 2020 to 2023, reaching 2.7 million people in 2023.
Annual Employment Growth and Unemployment Rate
Employment growth was positive in Orlando from 2011 to 2019, with 33,900 jobs added during 2019. By comparison, the metro area had averaged roughly 24,600 jobs added annually from 2005 to 2019. As of May 31, 2020, Orlando had lost 217,000 jobs from May 31, 2019 due to the shutdown of many industries caused by the COVID-19 pandemic. The unemployment rate declined from 11.1% in 2010 to 3.0% in 2019 but spiked in May 2020 to 22.6%. JBREC forecasts employment in Orlando to decline by 162,500 jobs over the course of 2020. JBREC expects a recovery will occur from 2021 to 2023 with an average of about 41,600 jobs added annually, resulting in a net decrease of 37,800 jobs from 2020 to 2023.

Metro Economy
Orlando’s growing economy, driven largely by tourists attracted to the warm weather and world-renowned amusement parks, has been expanding rapidly, becoming the top tourist destination in the U.S. with 75 million visitors in 2018. In addition to tourism, Orlando is a major industrial and hi-tech center, nationally recognized digital media, agricultural technology, aviation, aerospace and software design. Florida has an attractive tax and legal environment for business, with a 5.5% corporate income tax and no personal income tax. The metro is home to the headquarters of two Fortune 1000 companies—Darden Restaurants, Inc. and Tupperware Brands Corporation—as well as 15 major amusement parks from companies like Disney, Universal, and SeaWorld. The successful reopening and timing of the opening of amusement parks will have an influence on the Orlando economy and housing market.

Median Household Income
After decreasing from 2008 through 2011, the median household income in Orlando increased at a high rate, rising by an annual average of 3.3%. Median income has risen to $61,900 as of May 31, 2020. JBREC estimates the median income in Orlando will rise to $61,300 by the end of 2020, which would be a 1.7% annual increase over 2019. JBREC forecasts continued growth in Orlando’s median income, rising to $65,600 by 2023.

Orlando Housing Market Overview
According to the 2018 ACS, the total market size of housing units in Orlando was approximately 1.1 million homes. About 475,000 were owner occupied single-family homes, accounting for 45.2% of the total housing stock.
Supply and Demand Dynamics
Orlando’s household growth accelerated in the years following the previous recession, surpassing 20,000 new households formed annually in 2015 and 2016 as a result of 2.4% and 2.3% annual growth rates, respectively. Household growth of 2.0% in 2019 resulted in 18,700 newly formed households within the Orlando MSA. From 2020 through 2023, JBREC forecasts annual average household growth of about 16,300. Total permits began climbing from 2012 lows following a large uptick in household growth. Since then, annual permits issued had grown in conjunction with consistently strong household growth. Permit levels in 2019 declined from 2018 and are expected to decline through 2021 before growing in 2022 and 2023. An estimated 93,000 permits are expected to be issued from 2020 through 2023.

New Home Sales Volume and Price Trends
New home sales fell significantly from its peak in 2006 of 34,078 sales to 4,543 sales in 2011. From 2011 to 2019, both new home sales volume and the median price of new homes within Orlando experienced strong growth. From 2011 to 2019, new home sales increased by an annual average of 15.8% and the median new home price appreciated by an annual average of 6.9% from 2011 to 2019. Orlando had 13,472 new home sales in the twelve months ended May 31, 2020. As of May 31, 2020, the median new home price was $341,400, up 8.7% from the median price as of May 31, 2019. New home prices in Orlando are anticipated to appreciate 6.5% throughout 2020 and then increase by an average of 1.7% from 2021 through 2023. The volume of new home sales within Orlando is anticipated to ease slightly in 2020 and 2021 before experiencing annual growth of 8% in the following two years to reach 15,300 new home sales in 2023.

Existing Home Price Appreciation
According to the Burns Home Value Index, home values in Orlando took a major hit during the previous recession, falling 49% from 2006 to 2011. From 2012 to 2019, home values experienced an annual average increase of 9.1% to return to prior home value levels of 2006. As of May 31, 2020, Orlando home values increased 6.6% from May 31, 2019. According to the Burns Home Value Index, home values in the Orlando metro area are forecasted to rise by 7.5% in 2020 and by an average annual rate of 1.7% from 2021 to 2023. The median resale price for a detached home was $277,700 as of May 31, 2020, up 6.6% from May 31, 2019 and above the historic resale price appreciation of about 4.3% annually over the past 15 years. Since 2015, existing home sales volume has been steady, reaching a volume of 50,310 transactions in 2019.

Burns Affordability Index
According to JBREC’s BAI, Orlando is currently a slightly less affordable market with a rating of 6.3, compared to the market’s historical average. The index ranges from 0 to 10 based on the relationship between the median household income and the annual housing costs, measured by mortgage plus one-seventh of the down payment, for the median-priced home. A BAI value of 5.0 is a historically balanced market. Affordability within Orlando is anticipated to worsen through 2021, when the index is forecasted to hit 7.0, but is projected to become more affordable than current levels by 2023.

Austin, Texas MSA (“Austin”)
Austin Economic Overview
According to JBREC, the Austin MSA expanded to a total population of about 2.3 million people in 2019, making it the 33rd-largest metro area in the U.S. by population. Austin has experienced strong annual population growth of 2.8% since 2015, better than the national average of 0.6%. JBREC forecasts Austin will grow by 2.6% annually from 2020 to 2023, reaching a population of approximately 2.5 million people in 2023.

Annual Employment Growth and Unemployment Rate
Employment growth had been positive in Austin since 2010, with about 40,000 jobs added during 2018 and 2019. By comparison, the metro area averaged 29,100 jobs added annually from 2005 to 2019. As of May 31, 2020, Austin had lost 86,300 jobs compared to May 31, 2019 due to the COVID-related shutdown of many industries, resulting in a total workforce of 1.0 million employees. The unemployment rate reached a low of 2.7% in 2019 before increasing to 11.4% as of May 31, 2020. JBREC forecasts employment in Austin to decline by 108,700 jobs over the course of 2020. However, JBREC expects renewed growth to occur from 2021 to 2023 with an average of roughly 27,000 jobs added annually.

Metro Economy
Austin’s economy is fueled by its technology sector, which led to the region’s nickname, “Silicon Hills.” Tech companies among the largest employers in Austin include Dell, IBM Corp, Amazon, Apple, and Applied Materials. Software development, hardware manufacturing and research are the primary tech sectors found in Austin. Austin is also emerging as a hub for pharmaceutical and biotechnology companies. The local economy and employers benefit from The University of Texas at Austin, the nation’s seventh-largest university by enrollment. Austin is often found on lists of the most popular places to live and work in America.
Median Household Income
With the exception of one year, the median household income growth in Austin has been positive every year since 2005, rising by an annual average of 3.1%. Median income rose to $79,700 as of May 31, 2020. JBREC estimates the median income in Austin will rise to $80,600 by the end of 2020, a 2.4% increase from 2019. JBREC forecasts a slight decline in 2021 but continued growth by a 3.1% average annual increase in 2022 and 2023, pushing the median household income to $85,400 in 2023.

Austin Housing Market Overview
According to the 2018 ACS, the total market size of housing units in Austin was approximately 854,000 homes. About 417,000 were owner occupied single-family homes, accounting for 48.9% of the total housing stock.
Supply and Demand Dynamics
Annual household growth in Austin has averaged approximately 21,200 households per year since 2005. Annual household growth experienced a steady decline from 2007 through 2010 but accelerated thereafter to reach a new historic high in 2016 with an annual growth of 26,000 new households. Annual household growth of 2.6% in 2019 resulted in the formation of 21,900 new households, slightly above the prior 15-year historic average annual growth of 21,200 households but below the average annual growth rate of 3.1% for that period. The annual household growth rate is expected to increase to 3.3% in 2020 before moderating to 2.5% in 2023. From 2020 to 2023, approximately 100,300 new households are anticipated to be added, which would push the total households in Austin to 957,400. Total permits began a strong upward growth trend in 2012, reaching 32,037 in 2019. Total permits issued each of the past three years exceeded the prior historical peaks of just over

26,000 permits in 2005. JBREC forecasts a decline in the number of permits issued annually through 2023 compared to current levels. An estimated 122,700 total permits are expected to be issued from 2020 through 2023, higher than the 111,268 permits issued from 2016 through 2019.

New Home Sales Volume and Price Trends
New home sales fell significantly from 2006’s peak of 17,745 sales to 6,757 sales in 2011. From 2012 to 2019, new home sales volume experienced strong annual growth by an average of 13%. The median price of new homes within Austin experienced strong appreciation from 2012 to 2019 with an annual average increase in median price of 5.1%. Austin had 18,906 new home sales in the twelve months ended May 31, 2020. As of May 31, 2020, the median new home price was $321,900, up 3.1% from May 31, 2019. New home prices in Austin are anticipated to appreciate 6.0% throughout 2020 and then increase by an average of 2.3% from 2021 through 2023. The volume of new home sales within Austin is anticipated to increase by 11% in 2020 before increasing by an annual average of 3% from 2021 to 2023, eventually reaching 21,900 new home sales in 2023.

Existing Home Price Appreciation
According to the Burns Home Value Index, home values in Austin have experienced an annual average increase of 5.1% since 2005. Home values declined slightly in 2008 and 2010 due to impacts of the previous recession, significantly better than other metros during that time. The metro experienced the highest appreciation in value from 2012 to 2016 when the lowest annual percentage increase was 7.4%. In total, home values in Austin grew 93.9% from 2005 to 2019. As of May 31, 2020, Austin home values had increased 4.7% from May 31, 2019 and are forecasted to increase by an average annual rate of 3.7% from 2020 through 2023, according to the Burns Home Value Index. The median resale price for a detached home was $329,892 as of May31, 2020, up 0.7% from May 31, 2019 compared to the historic resale price appreciation of 5.0% annually over the past 15 years. Since 2011, existing home sales volume has been on an upward trend, reaching a volume of 35,696 transactions in 2019.

Burns Affordability Index
According to JBREC’s BAI, Austin is currently a less affordable market with a score of 7.2, compared to the market’s historical average. The index ranges from 0 to 10 based on the relationship between the median household income and the annual housing costs, measured by mortgage plus one-seventh of the down payment, for the median-priced home. A BAI value of 5.0 is a historically balanced market. Austin is forecasted to be an even less affordable market through 2023, reaching an index value of 8.7 in 2021 and marginally declining to 8.4 in 2023.

Washington-Arlington-Alexandria, DC-VA-MD-WV MSA (“Washington D.C.”)
Washington D.C. Economic Overview
According to JBREC, the Washington D.C. MSA grew to a population of 6.3 million people in 2019, positioning it as the fifth largest metro area in the U.S. by population. Washington D.C. has experienced declining annual population growth rates since 2010. Washington D.C.’s population has increased by an average rate of 0.8% since 2015, similar to the national average population growth rate of 0.6% during the same period. JBREC forecasts continued declines in the population growth rate from 2020 to 2023, resulting in an average annual increase of 0.4%, or 24,375 people.
Annual Employment Growth and Unemployment Rate
Employment growth in Washington D.C. was positive from 2011 to 2019. With 40,200 jobs added during 2018 and 44,600 jobs added during 2019, employment growth slipped below the 50,000 jobs a year mark seen from 2015 through 2017. As of May 31, 2020, Washington D.C. had lost 317,000 jobs compared to May 31, 2019 due to the shutdown of many industries caused by the COVID-19 pandemic. The unemployment rate declined from 6.4% in 2010 to 3.1% in 2019, but increased to 9.0% as of May 31, 2020. JBREC forecasts employment in Washington D.C. to decline by 338,300 jobs over the course of 2020. However, regrowth is expected to occur from 2021 to 2023 with an average of about 82,100 jobs added annually, resulting in a net decrease of 92,100 jobs from 2020 to 2023.

Metro Economy
Washington’s diverse economy comprises government, professional and business services, life sciences and biotechnology, cybersecurity and technology, education, health care and tourism. The Northern Virginia portion of the region hosts many defense contractors, housing the corporate headquarters of BAE Systems, SCS, SAIC, General Dynamics and Booz Allen. The Maryland side of the region focuses on life sciences due to its proximity to the National Institutes of Health in Bethesda and the Food and Drug Administration. The Washington D.C. MSA employs the highest concentration of cybersecurity positions in the county and provides local collaboration with the U.S. Cyber Command at Fort Meade, the National Security Agency, the Federal Bureau of Investigation and the Central Intelligence Agency. The region has ranked third on CBRE Group, Inc.’s Tech Talent Scorecard (the “Tech Talent Scorecard”) with 8% of total employment stemming from tech jobs according to CBRE Group, Inc. The Tech Talent Scorecard is determined based on 13 unique metrics, including tech talent supply, growth, concentration, cost, completed tech degrees, industry outlook for job growth, and market outlook for office and apartment rent cost growth. Northern Virginia's Loudoun County is home to the world’s largest concentration of data centers, with over 70% of the world’s internet traffic passing through its digital infrastructure.
Median Household Income
The median household income in Washington D.C. has increased each year since 2005, rising by an annual average of 2.3%. Median household income had risen to $103,400 as of May 31, 2020. JBREC estimates the median income in Washington D.C. will be $103,200 by the end of 2020, which would be a 0.2% annual increase from 2019. JBREC forecasts Washington D.C.’s median income to fall in 2021 before growing in the next two years to $107,000 in 2023.

Washington D.C. Housing Market Overview
According to the 2018 ACS, the total market size of housing units in Washington D.C. was approximately 2.4 million homes. About 1.27 million were owner occupied single-family homes, accounting for 53.5% of the total housing stock.
Supply and Demand Dynamics
As of May 31, 2020, Washington D.C. consists of approximately 2.4 million households. Washington D.C. has averaged around 28,200 new households added annually since 2005, an average annual growth rate of 1.3%. The household growth rate for the twelve months ended May 31, 2020 was 1.0%. JBREC forecasts that approximately 60,700 new households will be added to the Washington D.C. metro area from 2020 to 2023. Total permits fell from 2005 to 2009, when only 12,407 total permits were issued. Beginning in 2010, total permits trended upwards to 24,804 units in 2014 and leveled off around 25,000 permits for the next five years through 2019. JBREC forecasts a decline in the number of permits issued annually from 2020 to 2023 compared to current levels. Approximately 95,200 total permits are anticipated to be issued from 2020 through 2023.

New Home Sales Volume and Price Trends
New home sales fell significantly from its peak in 2005 of 31,610 sales to 9,464 sales in 2011. From 2012 to 2019, new home sales volume remained relatively flat, ranging roughly from 10,000 to 13,000 sales per year. The median price of new homes within Washington D.C. experienced moderately strong appreciation from 2010 to 2018 with an annual average increase in median price of 3.3%. Washington D.C. had 11,477 new home sales in the twelve months ended May 31, 2020. As of May 31, 2020, the median new home price was $543,700, up 3.4% from May 31, 2019. New home prices in Washington D.C. are anticipated to appreciate 5.5% throughout 2020 and then increase by an average of 3.0% from 2021 through 2023. The volume of new home sales within Washington D.C. is anticipated to increase by 6% in 2020 and is then expected to increase by an annual average of 1% from 2021 to 2023, eventually reaching 12,800 new home sales in 2023.

Existing Home Price Appreciation
According to the Burns Home Value Index, home values in Washington D.C. experienced a total increase of 5.3% from 2005 to 2019. Washington D.C. home values as of May 31, 2020 increased 3.8% from May 31, 2019 and are forecasted to change at an average annual rate of 3.6% from 2020 to 2023, according to the Burns Home Value Index. The median resale price for a detached home was $503,100 as of May 31, 2020, up 1.8% from May 31, 2019. Existing home sales volume has remained slightly above 80,000 sales each year since 2016, having appreciated 10.3% from 2016 to 2019. Since 2016, existing home sales volume was steady with a volume of 83,256 transactions in 2019.

Burns Affordability Index
According to JBREC’s BAI, Washington D.C. is currently an affordable market with a score of 2.6, compared to the market’s historical average. The index ranges from 0 to 10 based on the relationship between the median household income and the annual housing costs, measured by mortgage plus one-seventh of the down payment, for the median-priced home. A BAI value of 5.0 is a historically balanced market. Washington D.C. is forecasted to become a more balanced market through 2023, reaching an index value of 4.6 in 2021 and staying at that level through 2023.

Denver-Aurora-Lakewood, Colorado MSA (“Denver”)
Denver Economic Overview
According to JBREC, the population of the Denver MSA reached approximately 3.0 million people in 2019, making it the 17th-largest metro area in the U.S. by population. Denver has grown by an average of 44,000 people each year since 2005. The average growth rate over the last five years has been 1.5%, which is above national average of 0.6% annually for the same period. JBREC forecasts continued annual population growth by an annual average of 1.1% from 2020 to 2023, increasing the population of Denver by about 131,800 people.
Annual Employment Growth and Unemployment Rate
Employment growth in Denver was strong from 2011 through 2019. During that time, a total of 342,100 new jobs were added within Denver. The Denver MSA averaged about 24,567 jobs created annually from 2005 to 2019. As of May 31, 2020, the Denver MSA had lost 134,400 jobs compared to May 31, 2019 due to the shutdown of many industries caused by COVID-19. The unemployment rate reached an all-time low of 2.7% in 2017 and 2019, before it increased sharply to 10.4% as of May 31, 2020. JBREC forecasts employment in Denver to decline by 161,800 jobs in 2020 before growing by an average of 40,600 jobs annually from 2021 through 2023, resulting in a forecasted net decrease of 39,900 jobs from 2020 to 2023.

Metro Economy
The Denver economy is diversified and attracts industries such as aerospace, aviation, energy, financial services, healthcare, and IT. The Metro Denver Economic Development Corporation (the “Metro Denver EDC”) indicates Denver has the highest private-sector aerospace employment concentration, with 26,620 aerospace workers in 180 companies. Additionally, the healthcare and wellness industry employs over 222,000 people through 21,160 companies, according to the Metro Denver EDC. Denver is home to ten Fortune 500 companies, including companies like Arrow Electronics, DaVita, Qurate Retail, and DISH Network. Denver International Airport is the second-largest airport in the world by size and the fifth-busiest airport in the U.S. in 2019, an attractive selling point for residents and businesses located in Denver. Although the COVID-19 pandemic has impacted air travel, JBREC anticipates that air travel will gradually return to pre-COVID-19 levels. Colorado’s corporate tax rate is a flat 4.63%, assessed on net income, with franchise or privilege tax generally applicable to businesses, unlike many other states.
Median Household Income
The median household income in Denver rose from $55,400 in 2005 to $81,100 as of May 31, 2020. Denver’s median household income annual growth rate has fluctuated over the past 15 years from 0.0% to 4.6% with an average of 2.6%. JBREC estimates the median income in Denver will increase by 1.0% in 2020. JBREC forecasts continued growth in median income from 2021 to 2023, rising to $89,700.

Denver Housing Market Overview
According to the 2018 ACS, the total market size of housing units in Denver was approximately 1.2 million homes. About 643,000 were owner occupied single-family homes, accounting for 53.8% of the total housing stock.
Supply and Demand Dynamics
Annual household growth in Denver has historically been steady except for a strong year in 2007 that preceded a decline of 1,000 household in 2010. Since 2005, the number of households in Denver has increased by an average annual rate of 1.4%, or 14,200 household. This is in line with household growth the past few years as well as forecasted growth from 2020 through 2023. As of May 31, 2020, the number of households increased 1.6% from May 31, 2019 to reach just below 1.2 million households in the Denver MSA. From 2020 to 2023, an estimated 61,700 new households will be added to the Denver MSA. Total permits issued within Denver have increased considerably from levels during the previous recession, when annual permit levels fell below 5,000. After 2009, the number of total permits issued each year increased by an annual average of 26.9% to reach a peak of 22,735 in 2017. The number of total permits issued declined to 19,308 permits issued in 2019. JBREC forecasts total permits to decline through 2021 with an average of 15,600 permits issued each year from 2020 through 2023. The majority of this decline in total permits is expected due to an anticipated decrease in multifamily permits.

New Home Sales Volume and Price Trends
New home sales fell significantly from its peak in 2005 of 18,159 sales to 4,074 sales in 2011. From 2011 to 2019, both new home sales volume and the median price of new homes within Denver experienced strong growth. New home sales increased by an annual average of 15.8% and the median new home price appreciated by an annual average of 6.3% from 2011 to 2019. Denver had 9,755 new home sales in the twelve months ended May 31, 2020. As of May 31, 2020, the median new home price was $513,200, up 1.5% from the median price as of May 31, 2019. New home prices in Denver are anticipated to appreciate 6.0% throughout 2020 and then increase by an average of 2.0% from 2021 through 2023. The volume of new home sales within Denver is anticipated to remain steady in in 2020 before experiencing growth at an increasing rate from 2021 to 2023, reaching 11,900 new home sales in 2023.

Existing Home Price Appreciation
According to the Burns Home Value Index, home values in Denver experienced slight declines from 2006 to 2008 and in 2010. Since then, home values have increased annually by an average of 8.1%. Denver home values as of May 31, 2020 increased 3.8% from May 31, 2019 and are forecasted to increase by a total of 7.5% throughout 2020. Home values are forecasted to increase by an average annual rate of 2.0% from 2021 to 2023, according to the Burns Home Value Index. The median resale price for a detached home was $453,500 as of May 31, 2020, up 0.5% from May 31, 2019 following steady increases since 2011. Since 2015, existing home sales volume has trended slightly downwards, reaching a volume of 58,407 transactions in 2019.

Burns Affordability Index
According to JBREC’s BAI, Denver is currently an unaffordable market with a score of 7.6, compared to the market’s historical average. The index ranges from 0 to 10 based on the relationship between the median household income and the annual housing costs, measured by mortgage plus one-seventh of the down payment, for the median-priced home. A BAI value of 5.0 is a historically balanced market. Denver is forecasted to continue to be unaffordable market through 2023, reaching an index value of 9.0 in 2021 and marginally declining to 8.8 in 2023.

Myrtle Beach, NC-SC MSA (“Myrtle Beach”)
Myrtle Beach Economic Overview
According to JBREC, the Myrtle Beach MSA grew to a population of approximately 511,000 people in 2019, making it the 118th-largest metro area in the U.S. by population. Myrtle Beach has grown by an average of 12,900 people each year since 2005 and grew at even higher rates in recent years. The average growth rate over the last five years has been 3.6%, which is significantly above the national average of 0.6% annually for the same period. The population of Myrtle Beach is forecasted to grow by an average of 3.4% each year from 2020 to 2023, reaching a population of 566,400 people in 2023.
Annual Employment Growth and Unemployment Rate
Employment growth in Myrtle Beach was positive from 2011 through 2019. A total of 34,200 new jobs were added in Myrtle Beach during that period. The Myrtle Beach MSA averaged about 2,600 jobs created annually from 2005 to 2019. As of May 31, 2020, the Myrtle Beach MSA had lost 32,100 jobs compared to May 31, 2019. The unemployment rate declined from 12.4% in 2010 to 4.0% in 2019. As of May 31, 2020, unemployment had increased significantly to 17.9% from December 31, 2019. JBREC forecasts employment in Myrtle Beach to decline by 30,800 jobs in 2020 before growing by an average of 8,500 jobs annually from 2021 through 2023, or an average annual growth of 5.7%.

Metro Economy
Myrtle Beach’s economy is dominated by the tourist industry. Warm subtropical climate and extensive beaches attract an estimated 20 million visitors annually. Hotels, motels, resorts, restaurants, attractions, and retail developments exist in abundance to serve visitors. For multiple years in a row, Myrtle Beach has ranked the second-fastest growing metropolitan area (by percentage) in the U.S. per the U.S. Census. This growth continues to strengthen the economy and spur economic diversity. Top industries in Myrtle Beach include hospitality, retail, construction, healthcare and education.
Median Household Income
The median household income in Myrtle Beach rose from $41,100 in 2005 to $53,800 as of May 31, 2020. Median household income declined in 2010 and 2011 but has since experienced a high growth rate, having increased by an average of 3.5% over the past five years. JBREC estimates the median income in Myrtle Beach will increase by 2.1% in 2020 and fall 1.8% in 2021. JBREC forecasts growth in the median income from 2022 to 2023, rising to $55,500 by 2023.

Myrtle Beach Housing Market Overview
According to the 2018 ACS, the total market size of housing units in Myrtle Beach was approximately 303,000 homes. About 104,000 were owner occupied single-family homes, accounting for 37.7% of the total housing stock.
Supply and Demand Dynamics
During the previous recession, annual household growth in Myrtle Beach fell to just 2,400 households formed in 2009. Post-recessionary period, household growth accelerated with consecutive years of strong growth rates, reaching a peak in annual household growth of 8,000 households in 2018. As of May 31, 2020, the number of households increased 2.4% from May 31, 2019 to reach about 217,800 total households in the Myrtle Beach MSA. Approximately 12,400 households are forecasted to be added to the Myrtle Beach MSA from 2020 to 2023. Similar to household formation trends, total permits experienced a steep decline during the previous recession, falling from 16,538 permits issued in 2005 to 2,587 permits issued in 2010. The number of permits issued each year since then has slowly but steadily climbed to reach just over 7,800 permits issued in 2019. The number of permits issued annually through 2023 is expected to grow from 2019 levels. JBREC forecasts approximately 32,800 permits will be issued from 2020 through 2023, comparable to the 30,398 total residential permits issued over the past four years.

New Home Sales Volume and Price Trends
New home sales fell significantly from its peak in 2006 of 13,245 sales to 2,286 sales in 2011. New home sales volume experienced strong annual growth by an average of 16% from 2012 to 2015, leveling off around 4,000 annual new home sales in the following years. The median price of new homes within Myrtle Beach experienced strong appreciation from 2017 to 2019, increasing by an average rate of 7.2%. Myrtle Beach had 4,178 new home sales in the twelve months ended May 31, 2020. As of May 31, 2020, the median new home price was $251,300, down 1.3% from the median price as of May 31, 2019. New home prices in Myrtle Beach are anticipated to appreciate 6.0% throughout 2020 and then increase by an average of 2.3% from 2021 through 2023. The volume of new home sales within Myrtle Beach is anticipated to fall from by an average 5% from 2020 to 2022 before increasing by 8% in 2023 to 3,900 sales.

Existing Home Price Appreciation
According to the Burns Home Value Index, home values in Myrtle Beach experienced a strong decline of 30.3% from 2006 to 2011. Since 2012, home values have increased annually by an average of 4.3%. Myrtle Beach home values as of May 31, 2020 increased 4.7% from May 31, 2019 and are forecasted to change at an average annual rate of 3.2% from 2020 to 2023, according to the Burns Home Value Index. The median resale price for a detached home was $239,100 as of May 31, 2020, up 7.0% from May 31, 2019, following steady increases since 2012. Since 2011, existing home sales volume has been on an upward trend, reaching a volume of 35,696 transactions in 2019. Since 2008, existing home sales volume has been on an upward trend, reaching a volume of 14,822 transactions in 2019.

Burns Affordability Index
According to JBREC’s BAI, Myrtle Beach is currently an extremely affordable market with a score of 0.9, compared to the market’s historical average. The index ranges from 0 to 10 based on the relationship between the median household income and the annual housing costs, measured by mortgage plus one-seventh of the down payment, for the median-priced home. A BAI value of 5.0 is a historically balanced market. Myrtle Beach is forecasted to shift closer to a more balanced market through 2023, reaching an index value of 3.2 in 2021 and marginally declining to 2.7 in 2023.

Charlotte-Concord-Gastonia, NC-SC MSA (“Charlotte”)
Charlotte Economic Overview
According to JBREC, the Charlotte MSA grew to a population of approximately 2.6 million people in 2019, positioning it as the 23rd-largest metro area in the U.S. by population. Charlotte has grown by an average of about 48,600 people each year since 2005. The average growth rate over the last five years has been 1.9%, which is above the national average of 0.6% annually for the same period. The population of Charlotte is forecasted to grow by an annual average of 48,400 people from 2020 to 2023, reaching 2.8 million people by 2023.
Annual Employment Growth and Unemployment Rate
Employment growth in Charlotte was positive from 2011 through 2019. During that time, a total of 281,600 new jobs were added in Charlotte. The Charlotte MSA averaged about 20,800 jobs created annually from 2005 to 2019. As of May 31, 2020, the Charlotte MSA had lost 132,600 jobs compared to May 31, 2019. The unemployment rate declined from 11.9% in 2009 to an all-time low of 3.6% in 2019. Unemployment increased significantly during the first few months of 2020 to 13.2% as of May 31, 2020. JBREC forecasts employment in Charlotte to decline by 143,200 jobs in 2020 before a regrowth in employment from 2021 to 2023 by an average of 37,700 jobs each year, an annual average growth rate of 3.4%.

Metro Economy
In 2019, there were 14 Fortune 1,000 companies and 6 Fortune 500 companies with headquarters in the Charlotte MSA, including some national employers like Bank of America and Lowe’s. 200 Fortune 500 companies have one or more facilities within Charlotte. The industries supporting the most jobs in the Charlotte MSA and their respective percentages are local government with 11.4%, administrative and waste services with 7.4% and professional technical services with 6.5%. Among states with a corporate income tax, North Carolina has the lowest at 2.5%, thus making Charlotte an appealing location for many companies.

Median Household Income
The median household income in Charlotte rose from $48,700 in 2005 to $63,400 as of May 31, 2020. Median household income declined from 2009 to 2011 but has since experienced positive annual growth rates, ranging from 1.6% to 4.6% over the past five years. JBREC estimates the median income in Charlotte will increase by 1.0% in 2020, fall by 1.6% in 2021, and increase again in subsequent years, rising to $65,200 by 2023.

Charlotte Housing Market Overview
According to the 2018 ACS, the total market size of housing units in Charlotte was approximately 1.0 million homes. About 580,000 were owner occupied single-family homes, accounting for 55.2% of the total housing stock.
Supply and Demand Dynamics
Over the last 15 years, Charlotte has expanded by an average of about 18,000 households each year. Household growth picked up following the previous recession to return near the historic 15-year average annual household growth. As of May 31, 2020, the total number of households increased 2.0%, or 20,200 households from May 31, 2019 to reach about 1.0 million households in the Charlotte MSA. Continued household growth at slightly slowing rates is forecasted for 2020 through 2023, resulting in about 63,900 new households formed. From 2005 to 2019, on average there were 18,737 permits issued each year. Total permits issued declined to a low of 6,102 permits in 2010 during the previous recession. The number of new permits issued annually over the past four years has been strong with an annual average of 23,561. However, due to a decrease in multifamily permits, total permits are expected to drop below current levels through 2022. JBREC forecasts average annual permit levels to decline to 19,875 permits from 2020 through 2023 with an anticipated total of 92,550 permits issued.

New Home Sales Volume and Price Trends
New home sales fell 79% from its peak in 2006 of 21,793 sales to 4,561 sales in 2011. From 2012 to 2019, both new home sales volume and the median price of new homes within Charlotte experienced strong growth. New home sales increased by an annual average of 10.7% and the median new home price appreciated by an annual average of 5.7% from 2011 to 2019. Charlotte had 10,286 new home sales in the twelve months ended May 31, 2020. As of May 31, 2020, the median new home price was $328,700, down 1.9% from the median price as of May 31, 2019. New home prices in Charlotte are anticipated to appreciate 8.5% throughout 2020 and then increase by an average of 2.3% from 2021 through 2023. The volume of new home sales within Charlotte is anticipated to rise 13.8% in 2020 and fall by 2.2% in 2021 before experiencing growth at an increasing rate from 2022 to 2023, reaching 12,600 new home sales in 2023.

Existing Home Price Appreciation
According to the Burns Home Value Index, home values in Charlotte experienced a slight decline from 2007 to 2011 of only 16%, a more muted decline than in many other markets during that time. Since then, home values have increased annually by an average of 6.4%. Charlotte home values as of May 31, 2020 increased 7.4% from May 31, 2019 and are forecasted to change at an average annual rate of 3.7% from 2020 to 2023, according to the Burns Home Value Index. The median resale price for a detached home was $269,100 as of May 31, 2020, up 1.9% from May 31, 2019, following continued appreciation since 2009. Since 2011, existing home sales volume has been on an upward trend, reaching a volume of 37,183 transactions in 2019.

Burns Affordability Index
According to JBREC’s BAI, Charlotte is currently a balanced market with a score of 5.0, level with the market’s historical average. The index ranges from 0 to 10 based on the relationship between the median household income and the annual housing costs, measured by mortgage plus one-seventh of the down payment, for the median-priced home. A BAI value of 5.0 is a historically balanced market. Charlotte is forecasted to shift to a somewhat less affordable market through 2023, reaching an expected index value of 7.5 in 2021 and marginally declining to 7.2 in 2023.

Raleigh-Durham, NC-SC MSA (“Raleigh-Durham”)
Raleigh-Durham Economic Overview
According to JBREC, the Raleigh-Durham MSA grew to approximately 2.0 million people in 2019, making it the 40th-largest metro area in the U.S. by population. Raleigh-Durham has grown by an average of roughly 40,700 people each year since 2005. The average growth rate over the last five years has been 2.1%, which is more than three times the national average of 0.6% annually for the same period. The Raleigh-Durham population is forecasted to grow to 2.1 million people by 2023.

Annual Employment Growth and Unemployment Rate
Employment growth in Raleigh-Durham was positive from 2011 through 2019. During that time, a total of 201,800 new jobs were added within Raleigh-Durham. The Raleigh-Durham MSA averaged about 17,800 jobs created annually from 2005 to 2019. As of May 31, 2020, the Raleigh-Durham MSA had lost 119,800 jobs compared to May 31, 2019. The unemployment rate declined from 8.4% in 2010 to 3.4% in 2019. Unemployment increased significantly to 11.1% as of May 31, 2020. JBREC forecasts employment in Raleigh-Durham to decline by 109,800 jobs in 2020 before growing by an average of about 27,900 jobs annually from 2021 through 2023, resulting in a net decrease of 26,000 jobs from 2020 to 2023.

Metro Economy
The Raleigh-Durham metro area is home to a highly educated population, with over 40% holding a bachelor’s degree or higher, well above both the North Carolina and national levels. This educated population facilitates strong employment in the “Research Triangle,” one of the country’s largest and most successful business parks with an estimated 300 companies and 55,000 people in fields such as electronics, telecommunications, biotechnology, chemicals, pharmaceuticals, and environmental sciences.
Median Household Income
The median household income in Raleigh-Durham rose from $51,500 in 2005 to $73,300 as of May 31, 2020. Median household income declined slightly in 2010 but has otherwise experienced a strong growth rate, increasing by an average of 2.5% from 2005 to 2019 and 3.8% over the past five years. JBREC estimates the median income in Raleigh-Durham will increase by 1.9% in 2020. JBREC forecasts a slight dip in 2021 followed by growth in the median income in 2022 and 2023, rising to $77,200 by 2023.

Raleigh-Durham Housing Market Overview
According to the 2018 ACS, the total market size of housing units in Raleigh-Durham was approximately 779,000 homes. About 421,000 were owner occupied single-family homes, accounting for 54.0% of the total housing stock.
Supply and Demand Dynamics
Annual household growth in Raleigh-Durham declined from 20,600 new households formed in 2007 to 9,300 households added in 2010. Household growth has picked back up since then but not reached the same growth levels seen from 2005 to 2007. As of May 31, 2020, the number of households increased 2.2% from May 31, 2019 to reach about 780,000 total households in the Raleigh-Durham MSA. The household growth rate is expected to decline from 2.1% in 2020 to 1.8%% in 2022, resulting in a total increase of 60,300 homes from 2020 to 2023. Total permits experienced a severe decline during the previous recession, falling to about 7,000 permits issued annually. The number of permits issued each year since then has increased significantly, gaining an average of 15% per year to reach 21,366 permits issued in 2018. The number of permits issued annually through 2023 is expected to remain below 2018 levels but rise about the number of permits issued in 2019. JBREC forecasts approximately 78,300 permits to be issued from 2020 through 2023 similar to the 77,140 total residential permits issued over the past four years.

New Home Sales Volume and Price Trends
New home sales fell significantly from its peak in 2006 of 16,344 sales to 5,780 sales in 2011. From 2012 to 2019, new home sales volume experienced strong annual growth by an average of 11%. New homes within Raleigh-Durham experienced strong appreciation from 2012 to 2019 with an annual average increase in median price of 4.1%. Raleigh-Durham had 13,359 new home sales in the twelve months ended May 31, 2020. As of May 31, 2020, the median new home price was $346,100, down 0.3% from the median price as of May 31, 2019. New home prices in Raleigh-Durham are anticipated to appreciate 6.0% throughout 2020 and then increase by an average of 2.0% from 2021 through 2023. The volume of new home sales within Raleigh-Durham is anticipated to increase by 11% in 2020 before changing by an annual average of 4.0% from 2021 to 2023, eventually reaching 16,400 new home sales in 2023, which would break the previous historic peak from 2006.

Existing Home Price Appreciation
According to the Burns Home Value Index, home values in Raleigh-Durham experienced a slight decline of 9.5% from 2008 to 2011, exhibiting significant resilience during the housing crash and previous recession than other markets. Since then, home values have increased annually by an average of 5.2%. Raleigh-Durham home values as of May 31, 2020 increased 4.0% from May 31, 2019 and are forecasted to rise at an average annual rate of 3.7% from 2020 to 2023, according to the Burns Home Value Index. The median resale price for a detached home was $296,100 as of May 31, 2020, up 5.8% from May 31, 2019 following recurring price appreciation since 2010. Existing home sales volume has been strong the past four years with sales volumes higher than the prior historic peak of 27,422 existing home sales in 2006. In 2019, existing home sales volume reached 30,878 transactions.

Burns Affordability Index
According to JBREC’s BAI, Raleigh-Durham is currently an affordable market with a score of 1.2, compared to the market’s historical average. The index ranges from 0 to 10 based on the relationship between the median household income and the annual housing costs, measured by mortgage plus one-seventh of the down payment, for the median-priced home. A BAI value of 5.0 is a historically balanced market. Raleigh-Durham is forecasted to shift closer to a balanced market through 2023, reaching an index value of 3.0 in 2021 and remaining there through 2023.

Fayetteville, NC MSA (“Fayetteville”)
Fayetteville Economic Overview
According to JBREC, the Fayetteville MSA was the 149th-largest metro area in the U.S. with a population of approximately 392,800 people in 2019. Fayetteville has experienced average annual population growth of 0.3% for the past five years, lower than the national average of 0.6%. JBREC forecasts the Fayetteville population to grow by 0.6% annually from 2020 to 2023, reaching a population of 399,500 in 2023.
Annual Employment Growth and Unemployment Rate
Employment growth had been positive in Fayetteville since 2015, with about 1,000 jobs added annually in 2018 and 2019. By comparison, the metro area averaged 880 jobs added annually from 2005 to 2019. As of May 31, 2020, Fayetteville had lost 17,700 jobs compared to May 31, 2019 due to the shutdown of many industries caused by COVID-19. The unemployment rate declined from 10.6% in 2010 to 5.1% in 2019 but increased to 15.4% as of May 31, 2020.

Metro Economy
Fayetteville is located 65 miles south of Raleigh and along a major north-south corridor that links large east coast cities. Fort Bragg and Pope Army Airfield are within the Fayetteville MSA, contributing significantly to the economy. The economy is diverse with the health care and social assistance sectors employing the highest number of people. Other leading industries include retail trade, public administration, educational services, accommodation and food services and manufacturing.

Median Household Income
The median household income in Fayetteville has risen by an annual average of 1.9% since 2015. Median income rose to $47,200 as of May 31, 2020. JBREC estimates the median income in Fayetteville will rise to remain relatively unchanged throughout 2020 and fall in 2021. Growth in the median income is expected to resume in 2022 and 2023, reaching $47,700 by the end of 2023.

Fayetteville Housing Market Overview
According to the 2018 ACS, the total market size of housing units in Fayetteville was approximately 168,000 homes. About 68,000 were owner occupied single-family homes, accounting for 40.6% of the total housing stock.
Supply and Demand Dynamics
Fayetteville has grown by an average of about 1,600 new households each year, an annual growth rate of 1.2%, since 2005. The household growth rate has been slower the past five years with an average annual household growth rate of 0.7% from 2015 to 2019, resulting in an average annual formation of 1,060 households. The annual household growth as of May 31, 2020 remained around this level, pushing total households in the Fayetteville MSA to 153,000. Household growth is forecasted to decline slightly from current levels with Fayetteville growing by 3,200 households, or an average of 0.5%, from 2020 to 2023. Total permits have generally followed a downward trend over the past 15 years from 4,325 permits in 2005 to a low of 819 total permits in 2018. With the help of a spike in multifamily permits from 16 in 2018 to 292 in 2019, total permits increased 47% in 2019. JBREC forecasts a slight decline in the number of permits issued annually through 2021, followed by growth in 2022 and 2023. Approximately 4,300 total permits are anticipated to be issued from 2020 through 2023.

New Home Sales Volume and Price Trends
New home sales fell gradually from its peak in 2006 of 2,224 sales to 804 sales in 2017. During this period new home sales volume experienced annual declines by an average of 8.7%. New homes within Fayetteville experienced a 3.2% average increase in the median price from 2010 to 2019. Fayetteville had 919 new home sales in the twelve months ended May 31, 2020. As of May 31, 2020, the median new home price was $253,300, down 0.3% from the median price as of May 31, 2019. New home prices in Fayetteville are anticipated to appreciate 5.0% throughout 2020 and then increase by an average of 2.0% from 2021 through 2023.

Burns Home Value Index
According to the Burns Home Value Index, home values in Fayetteville have experienced seven straight years of appreciation with an annual average increase of 2.6%. Among existing homes, Fayetteville was much more resilient during the previous recession than other markets. Fayetteville’s home values declined only 7.6% from 2010 to 2012. Over the past 15 years, home values increased 19%. Home values in the Fayetteville metro area are forecasted to change by an average annual rate of 2.5% from 2020 through 2023, according to the Burns Home Value Index. The median resale price for a detached home was $152,500 as of May 31, 2020, up 1.1% from May 31, 2019 compared to the historic resale price appreciation of about 2.8% annually over the past 15 years. From 2006 through 2019, existing home sales volume followed a steady U-shaped trend, reaching just under 6,000 sales in 2019.

Burns Affordability Index
According to JBREC’s BAI, Fayetteville is currently an extremely affordable market with a score of 0.7, compared to the market’s historical average. The index ranges from 0 to 10 based on the relationship between the median household income and the annual housing costs, measured by mortgage plus one-seventh of the down payment, for the median-priced home. A BAI value of 5.0 is a historically balanced market. Fayetteville is forecasted to shift slightly towards a more balanced market, rising to an index value of 2.1 in 2021 and marginally declining to 2.0 in 2022 and 2023.

BUSINESS
Our Company
We are one of the nation’s fastest growing private homebuilders by revenue and home closings since 2014. We design, build and sell homes in high growth markets, including Jacksonville, Orlando, Denver, the Washington D.C. metropolitan area and Austin, and, with the acquisition of H&H Homes in October 2020, Charlotte and Raleigh. We employ an asset-light lot acquisition strategy with a focus on the design, construction and sale of single-family entry-level, first-time move-up and second-time move-up homes. To fully serve our homebuyer customers and capture ancillary business opportunities, we also offer title insurance and mortgage banking solutions.
Our asset-light lot acquisition strategy enables us to generally purchase land in a “just-in-time” manner with reduced up-front capital commitments, which in turn has increased our inventory turnover rate, enhanced our strong returns on equity and contributed to our impressive growth. In addition, we believe our asset-light model reduces our balance sheet risk relative to other homebuilders that own a higher percentage of their land supply. As of June 30, 2020, 99% of our owned and controlled lots were controlled through finished lot option contracts and land bank option contracts including those entered into with our consolidated and non-consolidated joint ventures, compared to the average among the public company homebuilders of 43%. We believe that our asset-light model has been instrumental in our generation of attractive returns on equity of 33% for the twelve months ended June 30, 2020 and 34% for the year ended December 31, 2019, substantially exceeding the average returns on equity among the public company homebuilders of 14% and 13%, respectively, for the same periods. We intend to continue to leverage our proven asset-light strategy in furtherance of our growth and stockholder returns objectives.
We are committed to providing exemplary customer service and have a proven expertise in understanding the design needs of our homebuyers. We have received numerous industry awards for architectural and customer service excellence and we believe our commitment to high quality design and customer satisfaction has contributed to our successful track record. Since breaking ground on our first home on January 1, 2009 during an unprecedented downturn in the U.S. homebuilding industry, we have closed over 8,300 home sales through June 30, 2020, have been profitable every year since inception and have never taken an inventory impairment. After just over a decade of operations, we were, according to Professional Builder’s 2020 Housing Giants list, the 18th largest private homebuilder in the United States based on 2019 revenues and, pro forma for the H&H Acquisition, we would have been the 11th largest private homebuilder based on 2019 revenues of $976.6 million. In addition, our five most successful months since our inception, as measured by volume of net new orders, were recorded in February, May, June, July and August 2020, with net new orders of 319, 293, 363, 368 and 448 homes, respectively, as compared to 141, 174, 195, 273 and 159 homes for the same months in 2019.
We select the geographic markets in which we operate our homebuilding business through a rigorous selection process based on our evaluation of positive population and employment growth trends, favorable migration patterns, attractive housing affordability, low state and local income taxes and desirable lifestyle and weather characteristics. Recently, we believe these favorable factors have been amplified by a general migration from urban areas to nearby suburbs in which we build homes, a trend that has increased further as a result of the COVID-19 pandemic. For example, according to the LinkedIn Workforce Report, between April and August 2020, Jacksonville recorded an 11% increase in net population migration, the largest increase among the top 20 metropolitan areas tracked by LinkedIn. In addition, we have experienced an increase in entry-level homebuyers, who we believe are motivated to move out of their apartments or confined living areas and into more spacious homes in anticipation of spending more time at home with the increasing prevalence of remote-working arrangements as a result of the COVID-19 pandemic.
We operate an asset-light and capital efficient lot acquisition strategy and generally seek to avoid engaging in land development, which requires significant capital expenditures and can take several years to realize returns on the investment. Our strategy is intended to avoid the financial commitments and risks associated with direct land ownership and land development by allowing us to control a significant number of lots for a relatively low capital cost. We primarily employ two variations of our asset-light land financing strategy, finished lot option contracts and land bank option contracts, pursuant to which we secure the right to purchase finished lots at market prices from various land sellers and land bank partners, including through our joint ventures, by paying deposits based on the aggregate purchase price of the finished lots (typically 10% or less in the case of finished lot option contracts and 15% or less in the case of land bank option contracts). These option contracts generally allow us, at our option, to forfeit our right to purchase the lots controlled by these option contracts for any reason, and our sole legal obligation and economic loss as a result of such forfeitures is limited to the amount of the deposits paid pursuant to such option contracts and, in the case of land bank option contracts, any related fees paid to the land bank partner. Pro forma for the H&H Acquisition, as of June 30, 2020, we owned and controlled 13,939 lots through finished lot option contracts and land bank option contracts, representing 99% of our total owned and controlled lots. Furthermore, as of August 31, 2020, we have signed contracts covering 5,309 additional lots with respect to which we are still in the due diligence and investigation period and for which our earnest money deposits are still refundable.
Our operations are currently organized into six geographical divisions: Jacksonville, Orlando, Capital (consisting primarily of our homebuilding operations in the Washington D.C. metropolitan area), Colorado, Other (consisting primarily of our title operations and our homebuilding operations in Austin, Savannah and Village Park Homes markets) and Jet Home Loans (consisting of our mortgage banking joint venture). See “Note 14. Segment Reporting” to our consolidated financial statements included elsewhere in this prospectus. Pro forma for the H&H Acquisition, which we intend to organize under a new geographical division, our existing geographical divisions accounted for 30.1%, 8.6%, 7.0%, 9.4%, 3.0% and 21.2%, respectively, of our consolidated total revenues, plus revenue from our equity method investment under our Jet Home Loans segment, for the six months ended June 30, 2020, respectively, and the H&H Homes segment accounted for the remaining 20.7% of our consolidated total revenues for the six months ended June 30, 2020. See “Prospectus Summary—Recent Developments—H&H Acquisition” in this prospectus for additional information. Our Jacksonville segment primarily consists of our Jacksonville, Florida homebuilding operations. Our Orlando segment primarily consists of our Orlando, Florida homebuilding operations. Our Capital segment primarily consists of our homebuilding operations in the greater Washington D.C. metropolitan area. Our Colorado segment primarily consists of our greater Denver homebuilding operations. Our Other segment primarily consists of our Austin, Texas, Hilton Head and Bluffton, South Carolina and Savannah, Georgia homebuilding operations and our title insurance brokerage business, DF Title. Our Jet Home Loans segment consists of our mortgage operations conducted through our joint venture, Jet HomeLoans, LLC (“Jet LLC”). Following the consummation of our acquisition of H&H Homes, our seventh geographical division, H&H Homes, will primarily consist of homebuilding operations in Charlotte, Fayetteville, Raleigh, the Triad (consisting of Greensboro, High Point and Winston-Salem, North Carolina) and Wilmington, North Carolina, and Myrtle Beach, South Carolina. See “Prospectus Summary—Recent Developments—H&H Acquisition” in this prospectus for additional information.
We increased our revenues from $308.4 million for the six months ended June 30, 2019 to $388.5 million for the six months ended June 30, 2020, and, pro forma for the H&H Acquisition, $493.8 million for the six months ended June 30, 2020. We increased our revenues from $522.3 million for the year ended December 31, 2018 to $744.3 million for the year ended December 31, 2019, and, pro forma for the H&H Acquisition, $976.6 million for the year ended December 31, 2019.
For the six months ended June 30, 2020, we generated gross margin of 13.3%, adjusted gross margin of 21.2%, net income of $18.3 million and EBITDA margin of 8.6% and, pro forma for the H&H Acquisition, gross margin of 12.4%, adjusted gross margin of 20.1%, net income of $20.9 million and EBITDA margin of 7.9%.
Adjusted gross margin, EBITDA and adjusted EBITDA are not financial measures under GAAP. See “Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures” for an explanation of how we compute these non-GAAP financial measures and for their reconciliations to the most directly comparable GAAP financial measure, including an explanation of the pro forma amounts.
Our Competitive Strengths
Our primary business objective is to create long-term, above industry average, risk adjusted returns for our stockholders through our commitment to utilizing an asset-light operating model and to building high quality homes at affordable prices for our customers. We believe that the following strengths differentiate us from the public company homebuilders and position us well to execute our business strategy and capitalize on opportunities across our footprint:
Proven Ability to Generate Market-Leading Returns on Equity
Enabled by our asset-light land financing strategy and our disciplined operating model, we have demonstrated a proven ability to generate market-leading returns on equity. Returns on equity is a financial metric that we prioritize throughout our business and it serves as a key factor in our land acquisition process, our capitalization strategy and is an important component of our incentive compensation plans for executive management. We generated returns on equity of 37% for the twelve months ended June 30, 2020 and 35% for the year ended December 31, 2019, substantially exceeding the average returns on equity among the public company homebuilders of 15% and 14%, respectively, for the same periods. We believe that our strong relationships with local land owners, officials, subcontractors and suppliers in our core operating markets position us to achieve economies of scale and continue our proven ability to deliver significant returns on equity, which we believe best aligns the interests of our executive management team with performance for our shareholders.
Asset-light and Capital Efficient Operating Platform
We employ an asset-light land financing strategy, providing us optionality to purchase lots on a “just-in-time” for construction basis and affording us flexibility to acquire lots at a rate that matches the expected sales pace in a given community. We believe this approach helps protect us in economic downcycles and allows us to avoid the financial commitments and risks associated with direct land ownership and land development. We typically execute this strategy through the purchase of finished lot option contracts and land bank option contracts. These option contracts allow us to optimize our allocation of capital by minimizing up-front acquisition costs while maximizing long-term risk adjusted returns relative to conventional acquisition strategies utilized by many of the public company homebuilders. Pro forma for the H&H Acquisition, as of June 30, 2020, we owned and controlled 13,939 lots through finished lot option contracts and land bank option contracts, representing 99% of our total owned and controlled lots. As a result of these capital efficient arrangements, we have been able to operate at high inventory turnover multiples. Our inventory turnover was 1.8x for the six months ended June 30, 2020 and 2.0x for the year ended December 31, 2019, compared to the average inventory turnover of 1.2x and 1.3x, respectively, among the public company homebuilders for the same periods.
Strong Revenue Growth
Since breaking ground on our first home on January 1, 2009, we have become one of the nation’s fastest growing homebuilders by revenue. Ranked as the 80th largest private homebuilder in our inaugural appearance on Professional Builder’s Housing Giants list in 2015 based on 2014 revenues, we continued to rapidly ascend that publication’s annual list of U.S. homebuilders ranked by revenue, ranking as the 18th largest private homebuilder on the 2020 Housing Giants list based on 2019 revenues and, pro forma for the H&H Acquisition, we would have been the 11th largest private homebuilder based on 2019 revenues. Our revenue increase over this period represents a compound annual growth rate of approximately 43%.
Established Presence in High-Growth Markets
Our focused geographic footprint positions us to capitalize on strong demographic and economic trends and favorable demand dynamics. We target markets in regions that are generally characterized by high job growth, increasing populations and favorable tax policies and cost of living relative to other regions in the country, which create strong demand for new housing, particularly among our core customer base: entry-level and first-time move-up homebuyers. Pro forma for the H&H Acquisition, the markets in which we operate include Jacksonville, Orlando, Austin, Denver, the greater Washington D.C. metropolitan area, Savannah, Hilton Head, Myrtle Beach, Charlotte, Raleigh-Durham and Fayetteville, each of which is generally benefiting from positive population trends, favorable migration patterns, attractive housing affordability and/or desirable lifestyle and weather characteristics. Toward the end of the second quarter of 2020, we began experiencing an increase in sales to entry-level homebuyers. We believe that these homebuyers are motivated to move out of their apartments and into more spacious homes in anticipation of spending more time at home with the increasing prevalence of remote-working arrangements as a result of the COVID-19 pandemic. We believe these prevailing trends align with the interests of our customers of primary focus, entry-level and first-time move-up homebuyers, and position us to take advantage of the favorable supply and demand dynamics in the markets in which we operate. Recently, we have seen substantial migration from urban areas to nearby suburbs in which we design, build and sell our homes, which has further increased as a result of the COVID-19 pandemic.
Expertise in Sourcing Land and Partnering with Land Developers
Our ability to identify, acquire and, if necessary, manage or arrange for the development of land in desirable locations and on favorable terms is one of the hallmarks of our success and is driven by our company-wide emphasis on continually developing new and existing relationships with land sellers and developers. Our management team leads by example in fostering our culture of external relationship-building by taking an active and personal role in communications with land sellers and developers, an approach we believe differentiates us from other homebuilders. When we identify an attractive land acquisition opportunity, we move decisively to enter into option contracts to control the lots in order to maintain an adequate pipeline of lots for our expected construction needs. We believe our flat management structure allows us to be quicker and more creative and to act with greater flexibility in submitting competitive bids than many of our larger competitors. We believe our experience and top-down emphasis on relationship-building with land market participants enable us to efficiently source land and secure options to control and close acquisitions of lots to meet our growth needs. In addition, we have a 49% ownership interest in DF Capital, an investment manager focused on investments in land banks and land development joint ventures to deliver finished lots to us and other homebuilders for the construction of new homes. We believe our relationship with DF Capital allows us to act quickly as lot acquisition opportunities are presented because DF Capital generally provides for faster closings and is not subject to the time delays that we historically have experienced when seeking financing for each project. As of December 31, 2019, and June 30, 2020, we controlled 1,311 and 1,151 lots, respectively, through DF Capital managed funds, representing 13.9%, as of December 31, 2019, and 10.9%, as of June 30, 2020, of our total owned and controlled lots. In addition to continuing to build our relationship with DF Capital, we also expect to grow existing, and form new, partnerships with unaffiliated investment managers and land developers to provide our company with additional asset-light lot opportunities.
Demonstrated Ability to Grow Through Organic Expansion and Targeted Acquisitions
We select the geographic markets in which we operate our homebuilding business through a rigorous process overseen by our applicable regional management and approved by our executive land management committee. Since we began operations, we have organically expanded from Jacksonville, Florida to Savannah, Georgia; Denver, Colorado; Austin, Texas; Orlando, Florida; and the greater Washington D.C. metropolitan area. We have also demonstrated our ability to grow externally through our expansion into Hilton Head, South Carolina with our 2019 acquisition and successful integration of Village Park Homes. As we evaluate corporate acquisition opportunities in the future, we expect to continue to place significant importance on specific acquisition criteria including: (i) markets that we believe to have the most opportune long-term housing fundamentals and that can accommodate our asset-light operating model; (ii) established businesses with strong leadership who may be interested in staying with the business post-transaction; (iii) companies with attractive lot pipelines that we believe can grow larger and faster with the benefit of our significant capital resources; and (iv) situations where our purchasing power, back-office administration and our disciplined land acquisition process can capture cost synergy benefits for future margin expansion. We have experienced consistent growth in each of the markets into which we have expanded, including a trend of increasing revenues and profitability after reaching a critical mass of operating leverage through our development of relationships with developers, suppliers and local authorities and our familiarization with local operating dynamics. We believe these successes demonstrate our team’s efficacy at identifying and capitalizing on new market opportunities, which we expect to build upon with our entrance into North Carolina following the H&H Acquisition.
Focus on Modern, Well-Designed, Energy-Efficient and Technology-Enabled Homes
We build high quality homes at affordable prices with an emphasis on unique, open floor plan designs, and many popular technology features including wireless internet throughout the home, mobile controls for areas such as lights, door locks, garage access and temperature, and other new technologies popular with the emerging 72 million person Millennial demographic, the largest demographic in U.S. history. Our architectural design team monitors customer buying trends in each of our markets and works with our land team to secure lots that permit the building of floor plans that we believe will appeal to our target customers. We are intently focused on customer satisfaction and tailoring our products to the desires of our homebuyers, and we empower our customers with the flexibility to personalize their homes at our design studios in collaboration with our dedicated design consultants. We engineer our homes for energy-efficiency, which is aimed at reducing the impact on the environment and lowering energy costs to our homebuyers. Our dedication to superior product design has earned us numerous accolades and honors, including over 30 Parade of Homes awards, the MAME Award for Architectural Design of an Attached Home in 2015 and Northeast Florida’s Builder Association’s Builder of the Year Award in 2016. By providing a more customized product mix of floor plans, amenities and design options in our homes and focusing on our target customers’ priorities, we believe we can continue growing, increasing profitability and earning attractive returns for our stockholders.

Strong Balance Sheet Flexibility and Liquidity
We are well-positioned with a strong balance sheet and ample liquidity with which to support our ongoing operations, expand our market share in our existing markets and, on an opportunistic basis, explore expansion into new markets through organic growth or acquisition, and service our debt obligations. We believe our asset-light lot acquisition strategy reduces our balance sheet risk relative to other homebuilders that own a higher percentage of their land supply. At June 30, 2020, we had $266.0 million in outstanding indebtedness and a net debt-to-net book capitalization of 60.7%. At June 30, 2020, our outstanding indebtedness was comprised of $248.1 million in fully collateralized vertical construction lines of credit facilities, $10.7 million in non-recourse notes payable for projects in our joint venture arrangements and $7.2 million in our PPP Loan. Also at June 30, 2020, we had $35.1 million of cash and cash equivalents and $22.0 million of restricted cash. In connection with this offering, or shortly thereafter, we intend to replace all of our secured vertical construction lines of credit facilities with a syndicated, unsecured revolving credit facility, with an expected borrowing base of $400.0 million and an accordion feature that allows the facility to expand to a borrowing base of up to $750.0 million. We expect the borrower under the facility to be DFH LLC and its obligations thereunder to be guaranteed by DFH Inc. and all existing and future subsidiaries of DFH Inc., other than DFH LLC and certain excluded subsidiaries. Pro forma for this offering and entry into the new credit facility, we expect to have $    million of cash and $    million of borrowing availability under our new credit facility. We believe that the consolidation of our indebtedness into a single credit facility and the expected terms of the facility will reduce our financing costs, create operating efficiencies and enhance returns.
Highly Experienced, Aligned and Proven Management Team
We benefit from a highly experienced management team that has demonstrated the ability to adapt to constantly changing market conditions while generating sustained growth and positive financial results and achieving profitability every year since our inception despite commencing operations in an unprecedented economic downturn. Our executive officers and key employees have over 100 years of cumulative experience in the homebuilding industry, including specifically in land acquisition and development, entitlements, construction, marketing, sale and management of an array of residential and mixed use projects, such as single-family homes and townhomes, and the acquisition and integration of homebuilding companies, in a variety of markets at both public and private companies. To further incentivize our management team, we employ an executive compensation structure designed to align our executive officers’ financial interests with our own interests. Upon the completion of this offering, Patrick Zalupski, our founder, President, Chief Executive Officer and Chairman of our board of directors, and our management team as a group will beneficially own approximately   % and   %, respectively, of our outstanding shares of Class A and Class B common stock, without giving effect to any purchases that certain of these holders may make through the reserved share program, and Mr. Zalupski will beneficially own 100% of our outstanding Class B common stock. We believe our management team’s extensive industry experience, combined with our incentivized executive compensation structure, have been critical to our track-record of sustained profitability and returns on equity and will allow us to continue this success moving forward.
Our Strategy
We intend to achieve our primary business objectives through successful execution of the following strategies:
Continued Execution of Asset-light Capital Efficient Structure
We are focused on controlling a capital efficient land pipeline sufficient to meet our growth objectives. We believe our asset-light land financing strategy represents a capital efficient platform that allows us to effectively capitalize on growth opportunities in both new and existing markets. Our culture of building and developing external relationships with land sellers, developers and land finance partners enhances our success in both sourcing and executing finished lot and land bank option contracts that are fundamental to this strategy. We believe these arrangements reduce our exposure to economic downcycles and risks associated with direct land ownership and land development, and increase optionality to effectively manage our pipeline of finished lots. We intend to continue to emphasize the development of strong external relationships and execute on our asset-light land financing strategy to take advantage of the proven capital efficiencies this strategy provides.
Capture Market Share in Our High-Growth Markets
Despite our rapid growth since our inception, we believe that there are significant opportunities to profitably expand our market share in our existing high-growth markets and we are keenly focused on efficiently capturing this potential. We continually review the dynamics in our markets based on both aggregate economic and demographic information and our own operating results, and we use the results of these analyses to re-allocate our investments across and within our markets with a view to maximize our profitability and returns on equity. In addition, our demonstrated expertise in effectively building homes across product offerings from entry-level through first- and second-time move-up housing provides us with a balanced mix of customers, allowing us to opportunistically tailor our product-focus within each of our markets to target the customer-base that we believe provides the most growth potential. For example, in 2019, we expanded into the growing active adult sector to target consumers that are at least 55 years old and are, or will soon be, “empty nesters.” While we have generally sought to grow organically within our established markets, we also closely monitor the results and growth potential of competing homebuilders and, from time to time, may opportunistically pursue targeted acquisitions within our established markets. We intend to leverage our familiarity with our existing markets to optimize our resources to capture additional market share.
Opportunistically Enter New Markets
Since our first geographic expansion into Savannah, Georgia in 2013, we have been and remain diligent in evaluating and capitalizing on attractive prospects for geographic expansion. This focus led to our successful entry into high-growth markets across the United States, organically expanding our geographic footprint to include Denver, Colorado; Austin, Texas; the greater Washington D.C. metropolitan area and an increased presence in Florida with our entry into Orlando. In addition to our proven ability to organically establish operations in new markets, both our 2019 acquisition of Village Park Homes, one of the leading builders in Beaufort County, South Carolina which retained a market share of approximately 22% in 2018 according to Smart Real Estate Data, and our acquisition of H&H Homes, demonstrate our ability to source and execute expansions into new, high-growth markets through targeted acquisitions. We continually evaluate expansion opportunities in markets that align with our profit and return objectives, and we expect to use the expertise gained from our recent new market acquisitions to effectuate opportunistic expansion into additional new metropolitan areas, whether organically or through targeted acquisitions of established homebuilders.
Drive Improvements in Margins
We believe we benefit from having highly scalable operations in each of our markets. We strive to quickly develop familiarity with the dynamics of each new market that we enter in order to effectively react to the local trends and identify the leading supply and demand drivers. This has generally allowed us to reduce costs in new markets, and our historical results reflect a realization of positive inflection points for our net margins in newly-entered markets once we achieve economies of scale. For example, we entered the Denver, Colorado market in 2015 and recorded nine home closings with a gross margin of 10.3%. In 2019, we recorded 217 home closings in Denver with a gross margin of 16.8%. For the six months ended June 30, 2020, our gross margin in Denver increased to 19.5%. We pursue opportunities more aggressively in our markets that are generating the greatest returns and act more cautiously in divisions where operational efficiency has yet to be reached and we intend to continue this strategy in order to maximize our profitability.
Deliver an Exceptional Customer Experience
We are focused on customer satisfaction and ensuring that each customer’s experience exceeds his or her expectations. We seek to maximize customer satisfaction by providing attentive one-on-one customer service throughout the home buying process, empowering our customers with flexibility to personalize their homes and actively soliciting feedback from all of our customers. Our emphasis on adapting to meet potential homebuyer needs led to increased use of our virtual home tours beginning in April 2020, which has become an increasingly popular and effective marketing strategy following the outbreak of the COVID-19 virus in March 2020. In addition, we launched our “Stay Home & Buy a Home” program in April 2020 as another means for customers to safely and efficiently purchase a new home without leaving their current home. We believe these efforts have been crucial to our ability to sell homes during the COVID-19 pandemic, and we have recorded increasing monthly net new orders totals since April 2020, relative to our historical results. Our net new orders totaled 293, 363, 368 and 448 homes in each of May, June, July and August 2020, representing increases over the prior year periods of 68%, 86%, 35% and 182%, respectively, and, together with our 319 net new orders in February 2020, were our five most successful months since our inception, as measured by net new orders. Ultimately, the willingness of our customers to refer friends and family to us as homebuyers is a direct result of customer satisfaction, and we will continue to strive to ensure that each of our customers will make such referrals without reservation.

Maximize Capture and Profitability with our Mortgage Banking Joint Venture
Our mortgage banking joint venture, Jet LLC, offers financing to our homebuyers and helps us more effectively convert backlog into home closings. We believe Jet LLC provides a distinct competitive advantage relative to homebuilders without holistic mortgage solutions for clients, as many of our homebuyers seek an integrated home buying experience. Jet LLC allows us to use mortgage finance as an additional sales tool, it helps ensure and enhance our customer experience, it allows us to prequalify buyers early in the home buying process and it provides us better visibility in converting our sales backlog into closings. For the year ended December 31, 2019, Jet LLC originated and funded 1,606 home loans with an aggregate principal amount of approximately $436 million and generated net income of approximately $4.5 million. We believe that Jet LLC will continue to be a meaningful source of incremental revenues and profitability for us, and we have the ability to acquire our partner’s 51% interest in Jet LLC in the future at our option.
Maintaining a Prudent Capital Structure
We carefully manage our liquidity by continuously monitoring cash flow, capital spending and debt capacity. Our focus on maintaining our financial strength and flexibility provides us with the ability to execute our strategies through economic downcycles and other potential headwinds. In furtherance of this focus, in connection with this offering, or shortly thereafter, we intend to replace all of our vertical construction lines of credit facilities with a syndicated, unsecured revolving credit facility. We intend to maintain a conservative approach to managing our balance sheet which, together with our asset-light land acquisition strategy, we believe will preserve our operational and strategic flexibility.
Our History
We broke ground on our first home on January 1, 2009 in Jacksonville, Florida following the formation of DF Homes LLC in 2008 by Patrick Zalupski, our founder, President, Chief Executive Officer and Chairman of our board of directors. Mr. Zalupski led the Company in achieving substantial growth in its early years, despite the backdrop of an unprecedented economic downturn. Since our inception, we have grown both organically and through targeted acquisitions to establish a presence in core growth markets. We were ranked as the third fastest growing private building company in the United States in 2012 by Inc. 500; we ranked as the second fastest growing private homebuilder in the United States in 2016 by Professional Builder; and, pro forma for the H&H Acquisition, we would have been the 11th largest private homebuilder on the Professional Builder’s 2020 Housing Giants list based on 2019 revenues.
We surpassed 1,000 cumulative home closings in 2013 and began to establish our national presence in the homebuilding industry with our organic expansion into the Savannah, Georgia market in the same year, followed just one year later in 2014 by our entry into the Denver, Colorado market. Our expansion into new markets continued in 2015 with the launch of our homebuilding operations in Austin, Texas and the increase of our presence in Florida with our entrance into the Orlando market. Throughout this period of opportunistically expanding our geographic footprint, we continued our rapid growth in our home market of Jacksonville, where the Jacksonville Business Journal has ranked us as a top-three homebuilder by volume each year since 2015. In 2016, we were awarded the title of Builder of the Year by the Northeast Florida Builders Association for our distinguished homebuilding operations in the Jacksonville market, and our rapid growth was recognized on the national stage as Professional Builder awarded us the title of the second fastest growing private homebuilder in the United States. In 2017, we entered the greater Washington D.C. metropolitan area, with a particular focus on the Northern Virginia and Maryland markets. In addition to our proven track record of effective organic expansion, we have demonstrated our ability to identify and execute targeted acquisitions. In May 2019, we acquired Village Park Homes, a homebuilder with operations primarily in the Hilton Head and Bluffton, South Carolina markets, for an aggregate consideration of $14.5 million, net of contingent consideration. The acquisition significantly expanded our existing presence in South Carolina, adding to our homebuilding business Village Park Homes’ leading market share in the Hilton Head, South Carolina market of 22% during 2018 according to Smart Real Estate Data. Additionally, in 2019, we expanded into the active adult sector of the homebuilding industry. The active adult sector of the population consists of consumers that are at least 55 years old and are, or will soon be, “empty nesters.” This group generates high sales per community, and based on demographic trends, as “baby boomers” age into this sector we expect it to continue to grow. We believe that our markets are, and will continue to be, popular destinations for this segment of the population. During the six months ended June 30, 2020, we recorded seven sales and started construction on 16 homes in the active adult sector. We closed our first three active adult home sales in July 2020.

In 2019, just six years after closing our 1,000th home sale, Jacksonville became our first market to account for over 1,000 home closings in a calendar year, with 1,054 home closings, a 23% increase year over year. In addition, our homebuilding operations in our markets outside of Jacksonville have developed further efficiencies in recent years and have matured beyond the initial period of significant financial and time investment required to effectively expand organically into a new market. As a result, our homebuilding operations in these markets have recorded impressive growth in revenues and pre-tax profits, particularly since 2017, and we believe these operations are scalable and that additional near-term future growth will not require considerable additional overhead. We are confident that these results across our established markets are a reflection of our ability to realize operational efficiencies and economies of scale in both our existing markets and those that we may enter in the future, including those in the Carolinas where we expect to begin operating later this year.
On October 5, 2020, we acquired H&H Homes. See “Prospectus Summary—Recent Developments—H&H Acquisition” in this prospectus for additional information. H&H Homes is a leading builder of single-family homes, townhomes and mixed-use condominium buildings in Charlotte, Fayetteville, Raleigh, the Triad (consisting of Greensboro, High Point and Winston-Salem, North Carolina) and Wilmington, North Carolina and Myrtle Beach, South Carolina. Founded over 30 years ago, H&H Homes has an established presence in the Carolinas and a focus on utilizing an efficient, asset-light strategy that is strongly aligned with our own asset-light strategy. As of June 30, 2020, H&H Homes owned and controlled 3,462 lots. H&H Homes targets entry-level and first-time move-up homebuyers, with a proven dedication to providing high-levels of livability, sustainability and value to its customers. We believe H&H Homes’ asset-light strategy, principles and customer focuses align well with our operational philosophy, culture and core customer focuses and allows us to enter the North Carolina market with momentum to achieve significant scale with greater efficiency.
Moving forward, we intend to capitalize on our demonstrated operational experience to grow our market share within our existing markets and to opportunistically expand into new markets where we identify strong economic and demographic trends that provide opportunities to build homes that meet our profit and return objectives.
Our Markets
We select the geographic markets in which we operate our homebuilding business through a rigorous process involving both regional and executive management and a focus on demographics, population trends and economic factors. Our existing markets are generally characterized by strong momentum in housing demand drivers, including positive population and employment growth trends, favorable migration patterns, general housing affordability, including state and local tax considerations, and desirable lifestyle and weather characteristics. Pro forma for the H&H Acquisition, the markets and metropolitan areas in which we operate include Jacksonville, Orlando, Austin, Denver, the greater Washington D.C. metropolitan area, Savannah, Hilton Head, Myrtle Beach, Charlotte, Raleigh-Durham and Fayetteville.
For a more detailed review of each of our markets, see “Market Opportunity.”
Our Products and Customers
Our Homes and Homebuyers
We offer a range of single-family homes in each of our markets, with a core focus on entry-level and first-time move-up homebuyers and offerings for second-time move-up and luxury homebuyers. Our homebuilding business is driven by our commitment to building high quality homes at affordable prices in attractive locations while delivering excellent customer service that empowers our customers with the flexibility to personalize our desirable open floor plans with a wide array of finishes and upgrades to best fit their distinctive tastes and unique needs.
We offer four series of single family attached and detached homes: the Dream Series, the Designer Series, the Platinum Series and the Custom Series. Our Dream Series homes are targeted towards entry-level homebuyers and provide our customers with an economical path to home ownership. Our Designer Series homes are marketed to entry-level and first-time move-up homebuyers and provide our customers the opportunity to select and upgrade features in their homes. Our Platinum Series homes are targeted towards first- and second-time move-up homebuyers and generally provide higher end finishes with the ability to upgrade additional features. Our Custom Series homes, which are currently available in Jacksonville and South Carolina, are built to the size and specifications desired by luxury homebuyers with prices starting at $1 million. Additionally, in 2019, we expanded into the active adult sector of the homebuilding industry. The active adult sector of the population consists of consumers that are at least 55 years of age and are, or will soon be, “empty nesters.” This group generates high sales per community, and, based on demographic trends, as “baby boomers” age into this sector we expect it to continue to grow. We believe that our markets are, and will continue to be, popular destinations for this segment of the population. During the six months ended June 30, 2020, we recorded seven sales and started construction on 16 homes in the active adult sector. We closed our first three active adult home sales in July 2020.
The following table sets forth the approximate price ranges of our homes by homebuyer profile in each of our markets, including the markets we will enter upon the completion of our acquisition of H&H Homes.
Homebuyer Profile
Market	Entry-level	First-time Move-Up	Second-time Move-Up(1)
Jacksonville, Florida	$190,000 – 300,000	$300,000 – 450,000	$450,000 and up
Orlando, Florida	$190,000 – 300,000	$300,000 – 450,000	$400,000 and up
Denver, Colorado	$250,000 – 450,000	$450,000 – 600,000	$600,000 and up
Austin, Texas	$250,000 – 300,000	$300,000 – 500,000	$500,000 and up
Washington D.C. metropolitan area	$250,000 – 450,000	$450,000 – 600,000	$600,000 and up
Savannah, Georgia(2)	$190,000 – 300,000	$300,000 – 450,000	$400,000 and up
Fayetteville, North Carolina(3)	$190,000 – 300,000	$300,000 – 400,000	$400,000 and up
Charlotte, North Carolina	$190,000 – 300,000	$300,000 – 400,000	$400,000 and up
Raleigh, North Carolina(4)	$250,000 – 300,000	$300,000 – 500,000	$500,000 and up
(1)	Includes all customers not categorized as entry-level or first-time move up homebuyers, including active adult customers and buyers of our custom homes.
(2)	Includes Village Park Homes markets, including Hilton Head and Bluffton, South Carolina.
(3)	Includes Wilmington, North Carolina and Myrtle Beach, South Carolina.
(4)	Includes the Triad (consisting of Greensboro, High Point and Winston-Salem, North Carolina) and Durham, North Carolina.
The following table presents our home closings by homebuyer profile, pro forma for the H&H Acquisition, for the six months ended June 30, 2020 and the year ended December 31, 2019.
	Six Months Ended June 30, 2020		Year Ended December 31, 2019(1)
Homebuyer Profile	Number of Home Closings	% of Total	Number of Home Closings	% of Total
Entry-level	736	52%	1,437	48%
First-time Move-Up	522	37%	1,164	39%
Second-time Move-Up(2)	152	11%	383	13%
Total	1,410	100%	2,984	100%
(1)	Includes 131 Village Park Homes home closings completed prior to the consummation of our acquisition of Village Park Homes on May 31, 2019.
(2)	Includes nine and 11 custom home closings for the six months ended June 30, 2020 and the year ended December 31, 2019, respectively.

The following table presents our home closings by homebuyer profile in each of our markets, pro forma for the H&H Acquisition, for the six months ended June 30, 2020 and the year ended December 31, 2019.
	Homebuyer Profile
	Six Months Ended June 30, 2020				Year Ended December 31, 2019
Market	Entry-level	First-time Move-Up	Second-time Move-Up(1)	Total	Entry-level	First-time Move-Up	Second-time Move-Up(1)	Total
Jacksonville	297	164	43	504	521	444	100	1,054
Orlando	49	22	27	98	197	35	108	340
Colorado	57	37	3	97	63	99	55	217
Austin	36	59	5	100	36	72	9	117
Washington D.C. metropolitan area	25	33	30	88	29	28	19	76
Savannah	7	24	2	33	6	38	15	59
Village Park Homes(2)	45	42	21	108	143	121	41	305
Fayetteville	113	40	0	153	239	53	1	293
Charlotte	6	28	5	39	10	76	10	96
Raleigh	17	32	0	49	41	80	0	121
Triad	3	10	0	13	2	26	0	28
Wilmington	35	15	0	50	27	38	7	72
Myrtle Beach	46	16	7	69	108	46	15	169
Charleston(3)	—	—	—	—	15	8	3	26
Total	736	522	152	1,410	1,437	1,164	383	2,984
(1)	Includes nine and 11 custom home closings for the six months ended June 30, 2020 and the year ended December 31, 2019, respectively, all of which were in the Jacksonville market.
(2)
Includes all markets in which Village Park Homes operates, including Hilton Head and Bluffton, South Carolina. Year ended December 31, 2019 numbers include home closings completed prior to the consummation of our acquisition of Village Park Homes on May 31, 2019.

(3)	H&H Homes’ operations in Charleston ceased in 2019.
Our Active Communities
As of June 30, 2020, we had 86 active communities, a year over year increase of 9, or 11.7%, for our active community count. Average monthly sales per community for the six months ended June 30, 2020 were 3.3, an increase of 0.4, or 13.8%, from 2.9 average monthly sales per community during the six months ended June 30, 2019.
The following table presents our active community count as of June 30, 2020 and 2019 and December 31, 2019 and 2018.
Period	Active Communities
As of June 30, 2020	86
As of December 31, 2019	85
As of June 30, 2019	77
As of December 31, 2018	53
Our Title Insurance Business
Our wholly owned subsidiary, DF Title, is a licensed title insurance agency that provides closing, escrow and title insurance services. Our philosophy is to maintain a systematic approach to workflow management with a high level of care and communication during the closing process, thereby aiming to deliver an exceptional experience to each of our customers. DF Title is involved primarily in residential real estate transactions, including newly built homes, resale transactions and refinancings.
DF Title operates seven closing offices: four located in Florida: Jacksonville, Fleming Island, Amelia Island and Orlando; two located in Colorado: Longmont and Littleton; and one in our newest market, Bluffton, South Carolina. DF Title’s staff includes attorneys, state licensed title agents, escrow officers and experienced support staff with over 200 years of collective closing experience. Closing, escrow and title insurance is primarily regulated at a state level, requiring that operations be conducted by skilled attorneys and/or licensed title insurance agents. Expansion of title operations into other markets is ongoing and consideration of new markets is driven by unit volume, average sales price for homes sold in the market and difficulty in regulatory compliance.
Unit volume and sale price are key factors in generating revenue for a title agency. Fees are collected for closing services, and risk premiums, based incrementally on unit price, and are shared by agent and underwriter. DF Title began operations in August 2014 and, since such date, has insured over $3.3 billion in real estate, generating over $16.0 million in risk premiums. For the year ended December 31, 2019, the total value of the risk premiums written was $4.9 million, with $1.7 million remitted to the underwriter. During the year ended December 31, 2019, DF Title generated a total of $4.6 million in gross revenue through all channels of products and services. DF Title’s historical net profit margin year over year for its six years of operation is 31%, and its compound annual growth rate for its six years of operation is approximately 91%. DF Title’s remittance and loss ratio for the year ended December 31, 2019 was 0.0029%. As a result, DF Title is in the top 1% of title agencies for the nation’s top underwriter insurer.
Our Mortgage Banking Business
Our joint venture, Jet LLC, underwrites and originates home mortgages across our geographic footprint. We own a 49% interest in Jet LLC, and our joint venture partner, FBC Mortgage, LLC, an Orlando-based mortgage lender, owns the remaining 51% interest and performs a number of back office functions, such as accounting, compliance and secondary marketing activities. Prior to October 1, 2020, our joint venture partner was Prime Lending Corp., a Dallas-based mortgage lender.
Jet LLC has been approved by the FHA, VA and USDA to originate mortgages that are insured and/or guaranteed by these entities. In addition, Jet LLC has been approved by Fannie Mae and Freddie Mac as a seller and servicer of mortgages and as a Government National Mortgage Association (“Ginnie Mae”) issuer. Jet LLC originates conforming and non-confirming mortgages for our homebuyers, as well as customers purchasing homes from third-party sellers. Jet LLC loan officers assist customers in identifying various loan options that meet their home financing goals, and Jet LLC underwriters assess borrowers’ ability to meet repayment options of various loans.
For the year ended December 31, 2019, Jet LLC originated and funded 1,606 home loans with an aggregate principal amount of approximately $436 million as compared to 1,047 home loans with an aggregate principal amount of approximately $293 million for the year ended December 31, 2018. For the years ended December 31, 2019 and 2018, respectively, Jet LLC had net income of approximately $4.5 million and $2.5 million. Our interest in Jet LLC is accounted for under the equity investment method and is not consolidated in our consolidated financial statements, as we do not control, and are not deemed the primary beneficiary of, the VIE. See “Note 11. Variable Interest Entities and Investments in Other Entities” to our consolidated financial statements included elsewhere in this prospectus for a description of our joint ventures, including those that were determined to be VIEs, and the related accounting treatment.
Land Acquisition Strategy and Development Process
Locating and analyzing attractive land positions is a critical challenge for any homebuilder. We generally remain focused on controlling as many quality land positions as possible while minimizing up-front capital outlay. Our land selection process begins with key economic drivers: population, demographic trends and employment growth, and we generally pursue opportunities more aggressively in our markets that generate the greatest returns while proceeding more cautiously in our markets where we continue to hone our operational efficiencies.
While our land selection process is driven mainly by the local division leadership, the land sourcing process, including final approval to move forward with a project, is a collaboration involving both the local division and corporate leadership, including our President and Chief Executive Officer. This team effort, complimented by our company-wide emphasis on continually developing new and existing relationships with land sellers and developers, ensures that we leverage experience and resources throughout the organization for a thoughtful and strategic execution of every new land acquisition. Our management team leads by example in fostering our culture of external relationship-building by taking an active, personal role in communications with land sellers and developers, an approach that we believe differentiates us from similarly situated homebuilders. This multilevel cooperation allows us to remain flexible and react quickly to changing market or project-specific conditions and maximize the potential of each new land opportunity. We believe our experience, top-down emphasis on relationship-building with land market participants and collaborative involvement of local and corporate management in the land sourcing and acquisition process enables us to identify the ideal developers and efficiently source, secure options to control and close acquisitions of lots to meet our growth needs.
We operate an asset-light and capital efficient lot acquisition strategy and, in contrast to many other homebuilders, generally seek to avoid engaging in land development, which requires significant capital expenditures and can take several years to realize returns on the investment. Our strategy is intended to avoid the financial commitments and risks associated with direct land ownership and land development by allowing us to control a significant number of lots for a relatively low capital cost. We primarily employ two variations of our asset-light land financing strategy, finished lot option contracts and land bank option contracts, pursuant to which we secure the right to purchase finished lots at market prices from various land sellers and land bank partners, including through our joint ventures, by paying deposits based on the aggregate purchase price of the finished lots (typically 10% or less in the case of finished lot option contracts and 15% or less in the case of land bank option contracts) and, in the case of land bank option contracts, any related fees paid to the land bank partner.
Finished lot option contracts are generally entered into with the land seller between six months and one year in advance of completion of the land development. Pursuant to our finished lot option contracts, the lots are offered to us for purchase on a rolling basis, which is designed to mirror our expected home sales. As of June 30, 2020, our lot deposits relating to finished lot option contracts amounted to $10.3 million, which controlled 2,362 lots.
When a land seller desires to sell finished lots in bulk or does not wish to develop finished lots, we often enter into land bank option contracts with land bank partners who fund any required land development costs and sell the finished lots to us, at our option, over a period of time. These option contract generally allow us, at our option, to forfeit our right to purchase the lots controlled by these option contracts for any reason, and our sole legal obligation and economic loss as a result of such forfeitures is limited to the amount of the deposits paid pursuant to such option contracts and any related fees paid to the land bank partner. As of June 30, 2020, our land bank co-investments amounted to $16.7 million, approximately $3.3 million of which were land bank investments with funds managed by DF Capital. See “—DF Residential I, LP and DF Capital Management, LLC.” These amounts controlled 5,138 lots.
Historically, we have supplemented our lot option acquisition strategies by entering into joint venture agreements with external investors to acquire, develop and control lots. A typical joint venture arrangement requires us to contribute less than 10% of the total equity required to purchase the land and develop finished lots, with our joint venture partners contributing the remainder. These joint ventures typically provide for a preferred return on deployed capital and an allocation of the remaining profits in accordance with the corresponding joint venture agreement. If we were to exit a joint venture arrangement, we would forfeit the initial equity investment and all future compensation and profit sharing. Due to the profit sharing requirements of the joint venture agreements, we have recently begun a strategic shift away from these joint venture arrangements in favor of the more profitable option contract strategies described above. As of June 30, 2020, our joint venture investment balance was $4.0 million, which controlled 980 lots.
As part of our land acquisition strategy and in order to maintain a healthy pipeline of lots, we also enter into agreements with lot sellers, which allow us to evaluate the land and potential transaction without providing for our control of the lots or requiring us to pay a deposit. As of August 31, 2020, we have signed contracts covering 5,309 additional lots with respect to which we are still in the due diligence and investigation period and for which our earnest money deposits are still refundable.

Owned and Controlled Lots
The following table presents our owned or controlled lots by market and active adult and custom home divisions as of June 30, 2020 and December 31, 2019 and 2018.
				As of December 31,
	As of June 30, 2020			2019			2018
Market / Division	Owned	Controlled	Total	Owned	Controlled	Total	Owned	Controlled	Total
Jacksonville	915	3,402	4,317	660	3,161	3,821	749	3,037	3,786
Orlando	258	959	1,217	193	976	1,169	201	1,066	1,267
Colorado	164	868	1,023	144	410	554	155	339	494
Austin	131	233	364	185	281	466	149	284	433
Washington D.C. metropolitan area	120	260	380	137	331	468	81	310	391
Savannah	108	347	455	100	410	510	79	202	281
Village Park Homes(1)(2)	256	1,603	1,859	202	1,409	1,611	—	—	—
Active Adult(1)	34	783	817	20	793	813	—	—	—
Custom	11	25	36	9	8	17	23	2	25
Total	1,997	8,480	10,477	1,650	7,779	9,429	1,437	5,240	6,677
(1)	Market/sector was not active as of December 31, 2018.
(2)	Includes Hilton Head and Bluffton, South Carolina.
Owned Real Estate Inventory Status
The following table presents our owned real estate inventory status as of June 30, 2020 and December 31, 2019.
	As of June 30, 2020	As of December 31, 2019
Owned Real Estate Inventory Status(1)	% of Owned Real Estate Inventory	% of Owned Real Estate Inventory
Construction in process and finished homes	89.5%	84.2%
Finished lots	5.8%	10.1%
Capitalized costs associated with land development	4.8%	5.7%
Total	100%	100%
(1)	Represents our owned homes under construction, finished lots and capitalized costs related to land under development. Land and lots from consolidated joint ventures are excluded.
DF Residential I, LP and DF Capital Management, LLC
Controlling a sufficient supply of finished lots is an important component of our asset-light land financing strategy. Our land team routinely underwrites potential lot acquisitions that meet our capital allocation criteria. Once our land acquisition committee approves a transaction that requires financing above a deposit meeting our internal model, we will seek a land bank partner. Our primary operating subsidiary, DF Homes LLC, has entered into six joint ventures and ten land bank projects with DF Residential I, LP (“Fund I”) since its formation in January 2017. DF Capital is the investment manager of Fund I. DF Homes LLC owns 49% of the membership interests in DF Capital and Christopher Butler, a non-affiliated third party, serves as the managing member and owns the remaining 51% of the membership interests in DF Capital.
Historically, we have provided DF Capital with the opportunity to have either Fund I or one of the other funds that it manages participate in transactions that require additional funding. If DF Capital does not wish to participate in and finance the transaction, we turn to other potential financing sources. We believe our relationship with DF Capital allows us to act quickly when lot acquisition opportunities are presented to us because DF Capital generally provides for faster closings and is not subject to the time delays that we historically have experienced when seeking financing for projects. As of December 31, 2019 and June 30, 2020, we controlled 1,311 and 1,151 lots, respectively, through DF Capital managed funds, representing 13.9%, as of December 31, 2019, and 10.9%, as of June 30, 2020, of our total owned and controlled lots.
Fund I was fully committed in early 2019. Subsequently, we identified lot acquisitions that met our investment threshold, and DF Capital agreed to provide land bank financing in a total of seven of these projects. As of June 30, 2020, funds managed by DF Capital controlled an additional 228 lots as a result of these transactions outside of Fund I. During the six months ended June 30, 2020, we purchased 65 of these lots for $5.6 million, and the outstanding lot deposit balance in relation to these projects was approximately $1.0 million. In addition, we paid lot options fees related to these transactions of $0.1 million for the year ended December 31, 2019 and $0.5 million for the six months ended June 30, 2020.
Homebuilding, Marketing and Sales Process
We are intently focused on customer satisfaction and committed to providing our homebuyers a unique experience by personalizing each home to fit their lifestyle while also offering high-quality and affordable homes. We generally market our homes to entry-level and first- and second-time move-up homebuyers through targeted product offerings in each of the communities in which we operate. We target what we believe to be the most underserved customer groups in each of our markets, and our architectural design team works with our land team to secure lots that permit the building of floor plans that we believe will appeal to such target customers.
While we occasionally utilize traditional printed media, such as fliers, to advertise directly to potential homebuyers, digital marketing is the primary component of our marketing strategy, and we have refined our digital sales efforts in recent years through the work of our dedicated digital sales coordinators. We believe our online marketing efforts have become a key strength of our business, allowing us to reach a broad range of potential homebuyers at relatively low expense compared to traditional advertising platforms. The digital marketing methods that we employ include strategic e-marketing efforts to our current database of potential customers, internet advertising enhanced by search engine marketing and search engine optimization and campaigns and promotions across an array of social media platforms. Our proficiency with digital marketing and our commitment to meeting the customer service needs of our customers led to increased use of our virtual home tours beginning in April 2020, which has become an increasingly popular and effective marketing strategy following the outbreak of the COVD-19 virus in March 2020. In addition, in April 2020, we launched our “Stay Home & Buy a Home” program. This program was designed to provide another means for potential homebuyers to safely and efficiently purchase a new home without leaving their current home, and we believe it has also contributed to our average of approximately 300 in-person appointments made through our website in each of the months of May, June and July 2020.
We also strategically open communities in high visibility areas that permit us to take advantage of local traffic patterns. Model homes play a significant role in our marketing efforts by not only creating an attractive atmosphere but also by displaying options and upgrades. For example, as the official homebuilder of the Jacksonville Jaguars, we maintain a fully decorated model home at the team’s stadium, which typically attracts between two- and three-thousand fans each gameday. This model home is deconstructed every two or three years and donated to a local charity supporting veterans as part of our commitment to give back to our community.
We sell our homes through our own sales representatives and through independent real estate brokers. We continuously work to maintain good relationships with independent real estate brokers in our markets and offer competitive programs to reward these brokers for selling our homes. Our in-house sales force typically works from sales offices located in model homes close to, or in, each community. Sales representatives assist potential homebuyers by providing them with basic floor plans, price information, development and construction timetables, tours of model homes and the selection of home customization options that we offer. Sales representatives are trained by us and generally have had prior experience selling new homes in the local market.
Our customer-tailored homebuilding process begins with a broad range of floor plans that our customers can select. Our architectural design team modifies these floor plans over time based on customer buying trends in each of our markets to achieve the best results for our customers while offering a wide range of materials and upgrades to meet the varying wishes of the entry-level, first-time move-up and other homebuyers that we aim to service. We believe that every home is as important as the next regardless of price and that everyone deserves the ability to make modifications in order to build a home that suits their needs. Accordingly, we offer an array of customizations to our homebuyers in any of our product offerings, including cabinetry, countertops, fixtures, home automation, energy efficiency, appliances and flooring, as well as certain structural modifications. We empower our customers with the flexibility to select these customizations in their homes at our design studios, located in each of our markets, in collaboration with our design consultants.
Backlog, Sales and Closings
A new order (or new sale) is reported when a customer has received preliminary mortgage approval and the sales contract has been signed by the customer, approved by us and secured by a deposit, typically approximately 3% of the purchase price of the home. These deposits are typically not refundable, but each customer situation is evaluated individually.
Net new orders are new orders or sales (gross) for the purchase of homes during the period, less cancellations of existing purchase contracts during the period. Our cancellation rate for a given period is calculated as the total number of new (gross) sales purchase contracts canceled during the period divided by the total number of new (gross) sales contracts entered into during the period.
The following tables present information concerning our new home sales, starts and closings in each of our markets for the six months ended June 30, 2020 and 2019 and the years ended December 31, 2019 and 2018.
	Six Months Ended June 30,						Period Over Period Percent Change(1)
	2020			2019(1)
Market	Sales	Starts	Closings	Sales	Starts	Closings	Sales	Starts	Closings
Jacksonville	802	646	513	564	616	410	42%	5%	25%
Orlando	233	199	98	197	162	141	18%	23%	-30%
Colorado	144	129	97	99	98	95	45%	32%	2%
Austin	111	60	100	82	77	45	35%	(22)%	122%
Washington D.C. metro	112	108	88	58	61	28	100%	100%	100%
Savannah	56	55	33	34	36	28	65%	53%	18%
Village Park Homes(2)	183	147	108	32	26	32	472%	465%	238%
Totals	1,641	1,344	1,037	1,066	1,076	779	54%	25%	33%
(1)	Results for Village Park Homes only include sales, starts and closings from the acquisition date of May 31, 2019.
(2)	Includes all markets in which Village Park Homes operates, including Hilton Head and Bluffton, South Carolina.
	Year Ended December 31,						Period Over Period Percent Change(1)
	2019(1)			2018
Market	Sales	Starts	Closings	Sales	Starts	Closings	Sales	Starts	Closings
Jacksonville	1,146	1,236	1,065	872	901	872	31%	37%	22%
Orlando	315	290	340	269	295	245	17%	(2)%	39%
Colorado	203	188	217	72	157	122	182%	20%	78%
Austin	132	185	117	69	78	90	91%	137%	30%
Washington D.C. metropolitan area	129	127	76	15	45	15	760%	182%	407%
Savannah	65	62	59	52	47	64	25%	32%	(8)%
Village Park Homes(2)	149	140	174	—	—	—	—	—	—
Totals	2,139	2,228	2,048	1,349	1,523	1,408	59%	46%	46%
(1)	Results for Village Park Homes only include sales, starts and closings from the acquisition date of May 31, 2019.
(2)	Includes all markets in which Village Park Homes operates, including Hilton Head and Bluffton, South Carolina.
Our “backlog” consists of homes under a purchase contract that are signed by homebuyers who have met the preliminary criteria to obtain mortgage financing but such home sales to end buyers have not yet closed. Ending backlog represents the number of homes in backlog from the previous period plus the number of net new orders generated during the current period minus the number of homes closed during the current period. Our backlog at any given time will be affected by cancellations and the number of our active communities. Homes in backlog are generally closed within one to six months, although we may experience cancellations of purchase contracts at any time prior to such home closings. It is important to note that net new orders, backlog and cancellation metrics are operational, rather than accounting, data and should be used only as a general gauge to evaluate performance. Backlog may be impacted by customer cancellations for various reasons that are beyond our control, and, in light of our minimal required deposit, there is little negative impact to the potential homebuyer from the cancellation of the purchase contract.
The following table presents information concerning our new orders, cancellation rate and ending backlog for the periods (and at the end of the period) set forth below.
	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018
New Net Orders	1,641	1,066	2,139	1,349
Cancellation Rate	14.9%	13.5%	15.6%	15.8%
	As of June 30,		As of December 31,
	2020	2019	2019	2018
Ending Backlog – Homes	1,457	1,051	854	636
Ending Backlog – Value (in thousands)	$539,856	$390,775	$334,783	$249,672
Materials, Procurement and Construction
When constructing our homes, we use various materials and components and are dependent upon building material suppliers for a continuous flow of raw materials. It typically takes us between 75 and 150 days to construct a four-unit townhome or single family home in our Dream Series, Designer Series and Platinum Series, and typically longer for our Custom Series. Our materials are subject to price fluctuations until construction on a home begins, at which point in time prices for that particular home are locked in via purchase orders. Such price fluctuations may be caused by several factors, including seasonal variation in availability of materials, labor and supply chain disruptions, international trade disputes and resulting tariffs and increased demand for materials as a result of the improvements in the housing markets where we operate. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Results of Operations” in this prospectus for additional information.
Our objective in procurement is to maximize efficiencies on local, regional and national levels and to ensure consistent utilization of established contractual arrangements. We employ a comprehensive procurement program that leverages our size and national presence to achieve attractive cost savings and, whenever possible, to utilize standard products available from multiple suppliers. We currently determine national specifications for the majority of our installed products and with our distributors. This helps us streamline our offering, maintain service levels and delivery commitments and protect our pricing and allows for no charge or free model home products and provides a pre-negotiated rebate amount. We also leverage our volume to negotiate better pricing at a national level from manufacturers. We currently have over 60 national and divisional distribution agreements in place for lumber, appliances, heating, ventilation and air conditioning systems, insulation, stucco and other supplies.
We have extensive experience managing all phases of the construction process. Although we do not employ our own skilled tradesmen, such as plumbers, electricians and carpenters, we utilize our relationships with local and regional builder associations to identify reputable tradesmen and actively participate in the management of the entire construction process to ensure that our homes meet our high standard of quality. Each of our divisions has a director, manager or vice president of construction who reports to the division president and oversees one or more area managers, depending on the size of the division. The area managers are generally responsible for over a dozen communities, which typically each have a dedicated superintendent who oversees construction in the community by our subcontractors. As a result of not employing our own construction base, it is not necessary to purchase and maintain high capital construction equipment. Our enterprise resource planning system (“ERP System”) and integrated construction scheduling software allows our superintendents to closely monitor the construction progress of each of our homes and promptly identify any homes that fall behind our predetermined construction schedules. Our software also enables our superintendents to monitor the completion of work, which in turns expedites payments to our subcontractors. Our superintendents are also responsible for making any adjustments to a home before delivery to a purchaser and for after-sales service pursuant to our warranty.

Customer Relations, Quality Control and Warranty Program
We pay particular attention to the product design process and carefully consider quality and choice of materials in order to attempt to eliminate building deficiencies and reduce warranty expenses. The quality and workmanship of the subcontractors we employ are monitored, and we make regular inspections and evaluations of our subcontractors to seek to ensure our standards are met.
We maintain professional staff whose role includes providing a positive experience for each customer throughout the pre-sale, sale, building, closing and post-closing periods. These employees are also responsible for providing after sales customer service. Our quality and service initiatives include taking customers on a comprehensive tour of their home prior to closing and using customer survey results to improve our standards of quality and customer satisfaction. We believe the key metric in our customer surveys is our customers’ willingness to refer us to friends and family. We are constantly striving to earn a 100% willingness to refer rate in each of our markets and, as a result, our customers’ willingness to refer us is a critical component of the incentive compensation of our construction teams, and, in certain of our divisions, quality control or customer services teams.
We provide each homeowner with product warranties covering workmanship and materials for one year from the time of closing, and warranties covering structural systems for eight to ten years from the time of closing and, depending on the size of the warranty claim, we may seek to cover claim through our general liability insurance policy. We believe our warranty program meets or exceeds terms customarily offered in the homebuilding industry. The subcontractors who perform most of the actual construction of the home also provide to us customary warranties on workmanship.
Competition and Market Factors
We face competition in the homebuilding industry, which is characterized by relatively low barriers to entry. Homebuilders compete for, among other things, homebuyers, desirable lots, financing, raw materials and skilled labor. Increased competition may prevent us from acquiring attractive lots on which to build homes or make such acquisitions more expensive, hinder our market share expansion or lead to pricing pressures on our homes that may adversely impact our margins and revenues. Our competitors may independently develop land and construct housing units that are superior or substantially similar to our products and, because they are or may be significantly larger, have a longer operating history and/or have greater resources or lower cost of capital than us, may be able to compete more effectively in one or more of the markets in which we operate or may operate in the future. We also compete with other homebuilders that have longstanding relationships with subcontractors and suppliers in the markets in which we operate or may operate in the future, and we compete for sales with individual resales of existing homes and with available rental housing.
The housing industry is cyclical and is affected by consumer confidence levels, prevailing economic conditions and interest rates. Other factors that affect the housing industry and the demand for new homes include: the availability and the cost of land, labor and materials; changes in consumer preferences; demographic trends; and the availability and interest rates of mortgage finance programs. See “Risk Factors” for additional information regarding these risks.
We are dependent upon building material suppliers for a continuous flow of raw materials. Whenever possible, we attempt to utilize standard products available from multiple sources. In the past, such raw materials have been generally available to us in adequate supply.
See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Results of Operations” in this prospectus for additional information.
Seasonality
The homebuilding industry generally exhibits seasonality. We have historically experienced, and in the future expect to continue to experience, variability in our results on a quarterly basis. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Results of Operations—Seasonality” in this prospectus for additional information.

Governmental Regulation and Environmental Matters
We are subject to numerous local, state, federal and other statutes, ordinances, rules and regulations concerning zoning, development, building design, construction and similar matters, which impose restrictive zoning and density requirements in order to limit the number of homes that can eventually be built within the boundaries of a particular area. Projects that are not entitled may be subjected to periodic delays, changes in use, less intensive development or elimination of development in certain specific areas due to government regulations. We may also be subject to periodic delays or may be precluded entirely from developing in certain communities due to building moratoriums or “slow-growth” or “no-growth” initiatives that could be implemented in the future. Local and state governments also have broad discretion regarding the imposition of development fees for projects in their jurisdiction. Projects for which we have received land use and development entitlements or approvals may still require a variety of other governmental approvals and permits during the development process and can also be impacted adversely by unforeseen health, safety and welfare issues, which can further delay these projects or prevent their development.
We are also subject to a variety of local, state, federal and other statutes, ordinances, rules and regulations concerning the environment. The particular environmental requirements that apply to any given homebuilding site vary according to the site’s location, its environmental conditions, the presence or absence of endangered plants or species or sensitive habitats and the present and former uses of the site, as well as adjoining properties. Environmental requirements and conditions may result in delays, may cause us to incur substantial compliance and other costs and can prohibit or severely restrict homebuilding activity in environmentally sensitive regions or areas. From time to time, the EPA and similar federal, state or local agencies review land developers’ and homebuilders’ compliance with environmental requirements and may levy fines and penalties, among other sanctions, for failure to strictly comply with applicable environmental requirements or impose additional requirements for future compliance as a result of past failures. Any such actions taken with respect to us may increase our costs. Further, we expect that increasingly stringent requirements will be imposed on homebuilders in the future. Environmental requirements can also have an adverse impact on the availability and price of certain raw materials such as lumber.
Under various environmental requirements, current or former owners of real estate, as well as certain other categories of parties, may be required to investigate and clean up hazardous or toxic substances or petroleum product releases and may be held strictly and/or jointly and severally liable to a governmental entity or to third parties for related damages, including property damage or bodily injury, and for investigation and cleanup costs incurred by such parties in connection with the contamination. We could also be held liable if the past or present use of building materials or fixtures that contain hazardous materials results in damages, such as property damage or bodily injury. A mitigation plan may be implemented during the construction of a home if a cleanup does not remove all contaminants of concern or to address a naturally occurring condition, such as methane or radon. Some homebuyers may not want to purchase a home that is, or that may have been, subject to a mitigation plan. In addition, in those cases where an endangered species is involved, environmental requirements can result in the delay or elimination of development in identified environmentally sensitive areas.
Jet LLC, our mortgage banking joint venture, and DF Title, our title insurance agency and wholly owned subsidiary, are mutually and independently regulated by local, state and federal laws, statutes, ordinances, administrative rules and other regulations. The mortgage lending company and title agency are required to conform their policies, procedures and practices to the applicable regulatory matters affecting their businesses. For example, our lending joint venture maintains certain requirements for loan origination, servicing and selling and its participation in federal lending programs, such as FHA, VA, USDA, Ginnie Mae, Fannie Mae and Freddie Mac. Our title agency’s practices regarding closing, escrow and issuance of title insurance are subject to rules established, in part, by states’ insurance regulators and underwriters’ guidelines. Both industries are affected by rules mandated by the Consumer Financial Protection Bureau, such as the Truth in Lending Act and the Real Estate Settlement Procedures Act Integrated Disclosure, governing matters like loan applications, disclosing figures and loan materials, closing, funding and issuance of title insurance policies.
Employees
As of December 31, 2019, we employed 399 full-time persons. We are not a party to any collective bargaining agreements and have not experienced any strikes or work stoppages. We believe that our employee relations are good.

Facilities
Our corporate headquarters are located in Jacksonville, Florida and consist of approximately 45,000 square feet of office space. In 2018, after completing the construction of our corporate office building, we sold the property and entered into a lease with the buyer for a 15-year initial term, expiring in 2033, with potential renewal options. We also lease local offices in most of the markets in which we conduct homebuilding operations. We believe that our current facilities are adequate to meet our current needs. See “—Land Acquisition Strategy and Development Process—Owned and Controlled Lots” for a summary of the other properties that we owned and controlled as of June 30, 2020.
Legal Proceedings
From time to time, we are a party to ongoing legal proceedings in the ordinary course of business. We do not believe the results of currently pending proceedings, individually or in the aggregate, will have a material adverse effect on our business, financial condition, results of operations or liquidity.
Weyerhaeuser Lawsuit
We are currently involved in civil litigation related to defective products provided by Weyerhaeuser NR Company (“Weyerhaeuser”) (NYSE: WY), one of our lumber suppliers. Our Colorado division builds a number of floor plans that include basements using specialized fir lumber. On July 18, 2017, Weyerhaeuser issued a press release indicating a recall and potential solution for TJI Joists with Flak Jacket Protection manufactured after December 1, 2016. The press release indicated the TJI Joists used a Flak Jacket coating that included a formaldehyde-based resin that could be harmful to consumers and produced an odor in certain newly constructed homes. We had 38 homes impacted by the harmful and odorous Flak Jacket coating and incurred significant costs directly related to Weyerhaeuser’s defective TJI Joists. Accordingly, we sought remediation and damages from Weyerhaeuser. The press release by Weyerhaeuser had a pronounced impact on our sales and cancellation rates in Colorado. We filed suit on December 27, 2017—Dream Finders Homes LLC and DFH Mandarin, LLC v. Weyerhaeuser NR Company, No. 17CV34801 (District Court, City and County of Denver, State of Colorado)—and included claims against Weyerhaeuser for manufacturer’s liability based on negligence, negligent misrepresentation causing financial loss in a business transaction and fraudulent concealment. Weyerhaeuser asserted a counterclaim asserting an equitable claim for unjust enrichment. On November 18, 2019, the District Court issued a verdict in our favor on our claims, awarding DFH LLC $3,000,000 in damages and DFH Mandarin, LLC $11,650,000 in damages. On February 21, 2020, the District Court dismissed Weyerhaeuser’s counterclaim. Weyerhaeuser has appealed the District Court ruling—Dream Finders Homes LLC and DFH Mandarin, LLC v. Weyerhaeuser NR Company, No. 2020CA2 (Court of Appeals, State of Colorado)—and that appeal is currently pending. We have incurred all costs to date related to the Weyerhaeuser matter and have recognized no gain on the damages awarded to us by the District Court.
There are no recorded reserves related to potential damages in connection with the Weyerhaeuser matter or any other legal proceedings to which we are a party, as any potential loss is not currently probable and reasonably estimable under GAAP. However, the ultimate outcome of the Weyerhaeuser matter or other actions or proceedings, including any monetary awards against us, is uncertain, and there can be no assurance as to the amount of any such potential awards. Additionally, such lawsuits may divert management’s efforts and attention from ordinary business operations. If the final resolution of any such litigation is unfavorable, it could have a material adverse effect on our business, financial condition, results of operations or liquidity.

MANAGEMENT
Directors and Officers
The following sets forth information regarding our employee directors, director nominees, executive officers and key employees as of the date of this prospectus.
Name	Age	Position
Executive Officers and Employee Directors
Patrick O. Zalupski	39	President, Chief Executive Officer and Chairman of the Board of Directors
Doug Moran	49	Senior Vice President and Chief Operations Officer
Rick A. Moyer	42	Senior Vice President and Chief Financial Officer
Key Employees
John O. Blanton	39	Vice President and Chief Accounting Officer
Robert E. Riva	38	Vice President, General Counsel and Corporate Secretary
Aaron Matveia	39	National Vice President of Purchasing
Batey Camp McGraw	41	National Vice President of Land
Anabel Fernandez	39	Vice President of Treasury
Michelle M. Murrhee	44	Vice President of Finance
Director Nominees
William H. Walton, III	68	Director Nominee
Radford Lovett	60	Director Nominee
Justin Udelhofen	41	Director Nominee
Megha H. Parekh	33	Director Nominee
Executive Officers and Employee Directors
Patrick O. Zalupski—President, Chief Executive Officer and Chairman of the Board of Directors. Patrick O. Zalupski has served as our President, Chief Executive Officer and Chairman of our board of directors since our formation in September 2020 and will continue to serve in these roles upon the listing of our Class A common stock. Mr. Zalupski has served as the Chief Executive Officer of our primary operating subsidiary, DF Homes LLC, since forming the company in December 2008, and as the Chief Executive Officer and a member of the board of managers of DFH LLC since its formation in 2014. He is responsible for our overall operations and management and is heavily involved in the origination, underwriting and structuring of all investment activities. Under Mr. Zalupski’s leadership, we have grown from closing 27 homes in Jacksonville, Florida during our inaugural year in 2009 to establishing operations in markets across the State of Texas and the Southeast, Mid-Atlantic and Mountain Regions of the United States and closing over 8,300 homes since our inception. Prior to founding DF Homes LLC, Mr. Zalupski was a Financial Auditor for FedEx Corporation’s Internal Audit Department in Memphis, Tennessee and worked in the real estate sales and construction industry as Managing Partner of Bay Street Condominiums, LLC from 2006 to 2008. He has served on the investment committee of DF Capital since April 2018 and on the board of directors for Jet LLC since December 2017. Mr. Zalupski holds an inactive Florida Real Estate License and received a B.A. in Finance from Stetson University. We believe that Mr. Zalupski’s financial acumen, extensive industry experience and demonstrated leadership capabilities throughout our growth as a company make him highly qualified to continue to serve as Chairman of our board of directors and our President and Chief Executive Officer.
Doug Moran—Senior Vice President and Chief Operations Officer. Doug Moran has served as our Senior Vice President and Chief Operations Officer since our formation in September 2020 and has served as the Chief Operations Officer of DFH LLC since January 2017. He joined Dream Finders as the Division President in Northeast Florida in August 2015 while also overseeing the management and growth of our business in other markets. Mr. Moran is responsible for sales, marketing, land acquisition and development, home construction, operations and purchasing. Under his direction, we have grown from closing 500 homes per year to over 2,000 homes per year, expanding into multiple new markets across the United States, including the Washington D.C. metropolitan area and Hilton Head, South Carolina through our successful acquisition of Village Park Homes in May 2019. Mr. Moran has over 20 years of broad industry experience in all aspects of operating a real estate company, including as an executive with publicly traded homebuilders, and has overseen the construction of over 15,000 homes throughout his career. He previously worked at Richmond American Homes (“RAH”), a subsidiary of M.D.C. Holdings, Inc. (NYSE: MDC), from 2012 to 2015, where he served as Regional President for Florida. Prior to joining RAH, Mr. Moran worked at KB Home (NYSE: KBH) from 2007 to 2012, where he served as DC Metro Division President. Prior to joining KB Home, Mr. Moran served his first of two stints at RAH from 1997 to 2007, where he joined as a member of the Mergers & Acquisitions team that acquired two homebuilders in Florida, before ascending the ranks to become RAH’s Southeast Regional Division President. Mr. Moran received B.S. in Business from the University of Maryland.
Rick A. Moyer—Senior Vice President and Chief Financial Officer. Rick A. Moyer has served as our Senior Vice President and Chief Financial Officer since our formation in September 2020 and as the Chief Financial Officer of DFH LLC since June 2017. Mr. Moyer oversees all accounting, finance and treasury functions, including capital planning, forecasting and budgeting, and holds ultimate review and approval authority over the financial statements. Mr. Moyer joined Dream Finders after serving as the Managing Partner of PricewaterhouseCoopers LLP (“PwC”), a global provider of assurance, tax and consulting services, in Jacksonville, Florida from 2012 to 2017, where he worked with companies across various industry verticals, including banking, technology, sports & leisure, real estate and health insurance. Mr. Moyer joined PwC in 2000, working in the audit and consulting practices. During his tenure at PwC, Mr. Moyer spent time in the firm’s national office, specializing in PCAOB and SEC Compliance, Derivatives and Securitizations, and, from 2007 to 2011, he co-founded and led the PwC Banking Mergers and Acquisitions practice, which specialized in assisting clients acquire banks from the Federal Deposit Insurance Corporation. Mr. Moyer has previously served on the board of directors for the Jacksonville Museum of Science and History, the Jacksonville Symphony and The Florida Institute of CPAs. He is a Certified Public Accountant and member of the American Institute of Certified Public Accountants. Mr. Moyer received a Bachelor of Science in Business Administration (B.S.B.A.) in Accounting from Shippensburg University of Pennsylvania.
Key Employees
John O. Blanton—Vice President and Chief Accounting Officer. John O. Blanton has served as our Vice President and Chief Accounting Officer since our formation in September 2020. Mr. Blanton joined Dream Finders as the Chief Financial Officer in April 2013 and, in June 2017, transitioned to the role of Chief Accounting Officer. Mr. Blanton oversees all accounting and financial reporting for Dream Finders. Mr. Blanton joined us after serving as Corporate Controller for Global Axcess Corp. (OTC: GAXC) (“GAXC”), a publicly traded ATM operator, managing the accounting, financial reporting and cash flow for GAXC until it sold to a Japanese bank in 2013. Prior to GAXC, Mr. Blanton worked in management positions for The Ryland Group, Inc. (presently Lennar Corporation) in the Jacksonville and Orlando markets. During his time with The Ryland Group, Inc., Mr. Blanton was responsible for accounting, financial reporting and pro forma analysis. Mr. Blanton started his career in Jacksonville, Florida, specializing in the assurance practice at PwC. Mr. Blanton is a Certified Public Accountant. Mr. Blanton received a B.S. in Accounting and a Master in Business Administration from the University of Florida.
Robert E. Riva—Vice President, General Counsel and Corporate Secretary. Robert E. Riva has served as our Vice President, General Counsel and Corporate Secretary since our formation in September 2020 and as the Vice President and General Counsel of DFH LLC since July 2018. Mr. Riva oversees our legal department, provides legal support for each of our divisions and oversees our compliance with multiple federal, state and local regulations. Since joining us, Mr. Riva has implemented systems to enhance our risk management protocols in vendor agreements, sales contracts and land and lot purchase agreements. Prior to joining Dream Finders, Mr. Riva served as a partner for the law firm Holland & Knight LLP from January 2016 to June 2018 and as an associate for the firm from August 2007 to December 2015, as a member of the firm’s real estate and corporate practice groups. Mr. Riva represented us as our outside legal counsel from 2014 to June 2018. Mr. Riva has substantial experience in advising on legal matters involving residential real estate development, acquisition, finance, construction, land banking, taxation and corporate governance. Mr. Riva serves on the board of directors of the Catholic Charites Jacksonville. Mr. Riva received a B.S. from Penn State University and a J.D. from Florida Coastal School of Law.
Aaron Matveia—National Vice President of Purchasing. Aaron Matveia has served as our National Vice President of Purchasing since May 2018. He is responsible for all purchasing, estimating and back office operations. Since joining Dream Finders, Mr. Matveia has helped the Company implement and gain consistency within its internal enterprise resource planning systems (“ERP systems”) and construction scheduling software. He has also been able to achieve cost savings and increase incentive and rebate programs by negotiating deals both nationally and regionally. Mr. Matveia has extensive experience within home building in operations, procurement, and ERP systems. Prior to joining Dream Finders, Mr. Matveia served as National Vice President and Director of Purchasing at RAH, a homebuilder, from March 2015 to April 2018. In such role, he was responsible for all purchasing operations, national accounts and estimating for RAH. Mr. Matveia has held positions at both the Divisional and on the National levels from 2005 to May 2018. Mr. Matveia began working for RAH in 2005 in the purchasing department and gradually ascended the ranks. Mr. Matveia received a B.S. in Finance from the University of Northern Colorado.
Batey Camp McGraw—National Vice President of Land. Batey Camp McGraw has served as our National Vice President of Land since our formation in September 2020. Mr. McGraw joined Dream Finders as Vice President of Land in 2014 and was promoted to National Vice President of Land in March 2017. Since 2014, Mr. McGraw has led the growth of our land pipeline from less than 1,000 lots to over 15,000 lots. Mr. McGraw has over 20 years of experience in residential real estate development and construction management. Prior to joining Dream Finders, Mr. McGraw worked as an independent real estate broker and general contractor, from 2008 to 2014, specializing in residential land in Florida and Georgia. From 2010 to 2014, Mr. McGraw orchestrated the acquisition and financing of hundreds of lots for us, eventually leading to his joining us full-time. Prior to pursuing his land brokerage business, Mr. McGraw served as Vice President of the McCumber Group, Inc., a Jacksonville based private real estate company, where he led the entitlement, design, permitting and development of numerous projects in Florida, as well as one in Costa Rica. Mr. McGraw began his career at Birmingham, Alabama based Brasfield & Gorrie, LLC, managing the construction of high-rise condominium, higher education and Class-A office projects across Florida. Mr. McGraw has overseen the brokerage, development and construction of over $2.0 billion in residential and commercial real estate. Mr. McGraw holds real estate broker licenses for Dream Finders in five states (Florida, Georgia, South Carolina, Texas and Colorado) and is also a Certified General Contractor in Florida. Mr. McGraw is active in the industry and his community, serving on the Advisory Board of the College of Building Construction Management at the University of North Florida and on ULI’s National Residential Neighborhood Development Council. Mr. McGaw previously served as a member on the Board of Trustees for The Discovery School and the Code Enforcement Board of the City of Jacksonville Beach. Mr. McGraw received a B.S. in Construction Management and Mathematics from the University of North Florida.
Anabel Fernandez—Vice President of Treasury. Anabel Fernandez has served as our Vice President of Treasury since June 2018. Ms. Fernandez has extensive experience in accounting, financial reporting, treasury and internal controls implementation and, during her time at Dream Finders, has had an important role in managing our banking relationships, including onboarding, due diligence, compliance, day to day collateral management and issue resolution, and helped us focus on strategically monitoring our balance sheet by focusing on individual transaction structure. Prior to joining Dream Finders, Ms. Fernandez served as the Vice President of Finance for the Americas region at Macquarie Group Limited, an Australian multinational independent investment bank and financial services company, from April 2016 to May 2018, overseeing financial and internal tax reporting for over 200 U.S. legal entities in the energy, capital and credit markets space and subsequently managing the financial audit process for Macquarie Group Limited’s aircraft leasing business. Prior to joining the Macquarie Group Limited, Ms. Fernandez served as the Corporate Accounting Manager at Fidelity National Financial, a provider of title insurance and settlement services to the real estate and mortgage industries, in the title insurance business from 2014 to April 2016. Ms. Fernandez started her career at Aeroflex Incorporated (NASDAQ: ARX INC), a publicly listed aerospace and defense electronics manufacturer, where she worked from 2002 to 2014. Ms. Fernandez serves on the Board of the Jacksonville Housing Authority, an agency dedicated to creating and sustaining healthy communities through its public housing programs. Ms. Fernandez is a Certified Public Accountant. Ms. Fernandez received a B.B.A in Accounting, Financial Economics and Economics from Lincoln Memorial University.
Michelle M. Murrhee—Vice President of Finance. Michelle M. Murrhee has served as our Vice President of Finance since March 2018. Mrs. Murrhee joined Dream Finders as the Director of Finance in September 2015. Mrs. Murrhee oversees our finance department, which is responsible for forecasts, operational reporting and analysis, division finance leadership and IT oversight. Since joining us, she has implemented processes and systems to standardize and improve consistency for reporting and measurement of operational metrics. Mrs. Murrhee has extensive experience in accounting, finance, homebuilding operations and IT. Prior to joining

Dream Finders, Mrs. Murrhee served as Director of Finance of RAH for all Florida operations, including Jacksonville, Orlando and South Florida, from 2008 to September 2015. Mrs. Murrhee served as the Director of Financial Operations with the PGA Tour from 2007 to 2008. Mrs. Murrhee served in various positions with RAH from 2004 to 2007, including Assistant Controller and Controller. Mrs. Murrhee began her career in accounting in 1999 at Tree of Life, now KEHE Distributors, LLC, where she held multiple positions over seven years, including, initially, as Cost Accounting Manager and, lastly, as Corporate Accounting Manager, before joining RAH in 2004. Mrs. Murrhee is a Certified Public Accountant. Mrs. Murrhee received a B.B.A. in Accounting as well as Finance with a minor of Economics from the University of North Florida.
Director Nominees
William H. Walton, III—Director Nominee. Mr. Walton is expected to become a director upon the listing of our Class A common stock. In 2003, he co-founded and has since served as a managing member of Rockpoint Group, L.L.C. (“Rockpoint”), a global real estate private equity firm that sponsors real estate investment funds capitalized by domestic and foreign institutional investors. Mr. Walton is responsible for the overall operations and management of Rockpoint, as well as overseeing the origination, structuring and asset management of all of Rockpoint’s investment activities. The Rockpoint founding managing members have invested more than $60 billion of real estate since 1994. In 1994, Mr. Walton also co-founded Westbrook Real Estate Partners, L.L.C. (“Westbrook”), a similar real estate investment management firm. Prior to co-founding Rockpoint and Westbrook, Mr. Walton served as a managing director in the real estate group of Morgan Stanley & Company, Inc., which he joined in 1979. Mr. Walton is involved with several real estate industry organizations and serves on the board of directors of Boston Properties, Inc. (NYSE: BXP), Crow Holdings Capital Partners, L.L.C. and FRP Holdings, Inc. (NASDAQ: FRPH). He previously served on the board of directors of Corporate Office Properties Trust (NYSE: OFC) and The St. Joe Company (NYSE: JOE). He also serves or has served as a director or trustee on the board of directors for several non-profit organizations, with a particular interest in educational and policy entities, including the American Enterprise Institute, Communities in Schools, the Episcopal School of Jacksonville, the Jacksonville University Public Policy Institute, KIPP Schools Jacksonville, Mpala Wildlife Foundation, the Thomas Jefferson Foundation, the University of Florida Investment Corporation, Princeton University and Princeton University Investment Company. Mr. Walton earned an A.B. from Princeton University and received a Master in Business Administration from Harvard Business School. We believe that Mr. Walton’s 40 years of investment and real estate industry experience make him qualified to serve on our board of directors.
Radford Lovett—Director Nominee. Mr. Lovett is expected to become a director and the compensation committee chair upon the listing of our Class A common stock. He has served on the board of managers of DFH LLC since December 2014. Mr. Lovett was the founder, Chairman and Chief Executive Officer of two highly successful growth companies: TowerCom, Ltd, an owner and developer of broadcast communication towers that he founded in 1994, and TowerCom Development, LP, a developer of wireless communications infrastructure that he founded in 1997. TowerCom, Ltd and TowerCom Development, LP have each generated over 90% compounded annual rates of return for their investors. He currently serves as Chairman and CEO of TowerCom, LLC, which was founded in 2007. Mr. Lovett also co-founded Lovett Miller & Co. in 1997, a venture capital firm that focuses in technology-enhanced services and healthcare companies. Prior to co-founding Lovett Miller & Co., he served as the President of Southcoast Capital Corporation, a family holding company that invests in private equities, public equities and real estate. Prior to Southcoast Capital Corporation, Mr. Lovett worked for the Lincoln Property Company and in the Corporate Finance Department of Merrill Lynch. Mr. Lovett has made venture capital investments in the following companies: RxStrategies, Inc., EverBank Financial Corporation, Healthcare Solutions, Inc. (formerly Cypress Care, Inc.), Care Anywhere, Inc., K&G Men’s Centers, Inc., Sigma International Medical Apparatus, Go Software, Inc., Main Bank Corporation, PowerTel, Inc. and Southcoast Boca Associates. He currently serves on the board of directors of the following companies: DocuFree Corporation and TowerCom, LLC. Mr. Lovett also previously served on the board of trustees, and was co-chairman of the Capital Campaign for the University of North Florida. Mr. Lovett previously served on the board of directors of EverBank Financial Corporation (formerly a publicly traded company) and was the chairman of the Youth Crisis Center and the Jacksonville Jaguars Honor Rows Program and is currently on the board of directors for Florida Prepaid College Plans. Mr. Lovett received an A.B. degree from Harvard College. We believe that Mr. Lovett’s extensive experience serving on boards of directors and 20 years of executive leadership experience and management experience make him qualified to serve on our board of directors.

Justin Udelhofen—Director Nominee. Mr. Udelhofen is expected to become a director and the audit committee chair upon the listing of our Class A common stock. He has served on the board of managers of DFH LLC since December 2014. Mr. Udelhofen has been a private investor since July 2020. He previously founded Durant Partners in October 2016, an investment fund that focuses on small-to-mid-capitalization equities, and served as Principal until June 2020. Prior to founding Durant Partners, Mr. Udelhofen worked from 2006 to April 2016 at Water Street Capital, a multi-billion-dollar private investment firm in Jacksonville, Florida. Prior to joining Water Street Capital, Mr. Udelhofen researched businesses at growth-oriented mutual fund, Fred Alger Management. Prior to his services at Fred Alger Management, Mr. Udelhofen worked at Needham & Company, where he provided strategic insights to publicly traded companies, several initial public offerings and secondary offerings. Mr. Udelhofen received an A.B. in Psychology from Harvard University. We believe that Mr. Udelhofen’s extensive leadership experience, his investment expertise, his background of providing strategic insights to publicly traded companies and his involvement with initial public offerings and secondary offerings make him qualified to serve on our board of directors.
Megha H. Parekh—Director Nominee. Ms. Parekh is expected to become a director and the nominating and governance committee chair upon the listing of our Class A common stock. In 2013, Ms. Parekh joined the Jacksonville Jaguars, a professional football franchise based in Jacksonville, Florida, as vice president and general counsel and, in 2016, was promoted to her current position as senior vice president and chief legal officer. Ms. Parekh manages the legal, technology, security, capital improvements and people development teams at the Jacksonville Jaguars. Since joining the Jacksonville Jaguars, Ms. Parekh has also worked on a number of other acquisitions and business ventures for Shad Khan, the Jacksonville Jaguars’ owner. Prior to joining the Jacksonville Jaguars, Ms. Parekh worked in the New York office of the international law firm Proskauer Rose LLP, where she practiced corporate law and worked on public and private acquisitions and financings and securities offerings. Ms. Parekh currently serves as a director on the board of directors of the Jacksonville Jaguars Foundation, Inc. and the Florida Sports Foundation, Inc. and as a manager on the board of managers of the Black News Channel, an American broadcast television news channel based in Tallahassee, Florida targeting the African American demographic. Ms. Parekh received an A.B. from Harvard College and a J.D. from Harvard Law School. We believe that Ms. Parekh’s 11 years of experience in acquisitions and business ventures and her legal expertise make her qualified to serve on our board of directors.
Other Officers of the Company
We rely on our division presidents to oversee our operations on a day to day basis. Each of our divisions has a division president charged with overseeing the division’s director, manager and vice president of construction. Our division presidents have direct responsibility in their respective division for sales, marketing, finance, recruiting and hiring management staff and analysts, land acquisition and development, construction and purchasing. Our division presidents report to our Chief Operating Officer. Our nine division presidents have over 230 years of cumulative experience in the homebuilding industry, including specifically in land acquisition and development, entitlements, construction, financing, brokerage, marketing, sales and management of an array of residential and mixed use projects, such as single-family homes and townhomes, in a variety of markets at both public and private companies.
Composition of Our Board of Directors
Our business and affairs are managed under the direction of our board of directors. Following the completion of this offering, we expect our board of directors to initially consist of five members, including our President and Chief Executive Officer.
In evaluating director candidates, we will assess whether a candidate possesses the integrity, judgment, knowledge, diversity of experience, skills and expertise that are likely to enhance our board’s ability to manage and direct our affairs and business, in addition to a high degree of personal and professional integrity, an ability to exercise sound business judgment on a broad range of issues, sufficient experience and background to have an appreciation of the issues facing us, a willingness to devote the necessary time to directoral duties, a commitment to representing the best interests of our company and our stockholders and a dedication to enhancing stockholder value.

Director Independence
The board of managers of DFH LLC currently consists of three members, and, following completion of this offering, we expect that our board of directors will consist of five members, in each case, including our President and Chief Executive Officer. The board of managers of DFH LLC reviewed the independence of our directors using the independence standards of Nasdaq and, based on this review, determined that Messrs. Walton and Udelhofen and Ms. Parekh are independent within the meaning of the Nasdaq listing standards currently in effect and the meaning of Section 10A-3 of the Exchange Act.
Controlled Company Status
After the completion of this offering, Mr. Zalupski will continue to hold more than a majority of the voting power of our common stock eligible to vote in the election of our directors. As a result, we will be a “controlled company” within the meaning of the Nasdaq corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of such company’s board of directors consist of independent directors, (2) that such company’s board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, (3) that such company’s board of directors have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (4) that such company conduct an annual performance evaluation of the nominating and governance and compensation committees. For at least some period following this offering, we intend to utilize certain of these exemptions. As a result, immediately following this offering, we do not expect that any committees of our board of directors, other than our audit committee, will be composed entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and shares of our common stock continue to be listed on Nasdaq, we will be required to comply with these provisions within the applicable transition periods.
Committees of the Board of Directors
We will establish an audit committee, compensation committee and nominating and governance committee prior to the completion of this offering.
Audit Committee
We will establish an audit committee prior to the completion of this offering. Rules implemented by Nasdaq and the SEC require us to have an audit committee comprised of at least three directors who meet the independence and experience standards established by Nasdaq and the Exchange Act, subject to transitional relief during the one-year period following the completion of this offering. Ms. Parekh and Mr. Udelhofen, each of whom will be independent under the rules of the SEC and Nasdaq, will initially serve as members of our audit committee, and an additional member will be added to our audit committee and our board of directors prior to the expiration of the transitional relief period upon the one-year anniversary of the completion of this offering. As required by the rules of the SEC and the Nasdaq listing standards, the audit committee will consist solely of independent directors. SEC rules also require that a public company disclose whether or not its audit committee has an “audit committee financial expert” as a member. An “audit committee financial expert” is defined as a person who, based on his or her experience, possesses the attributes outlined in such rules. We anticipate that Mr. Udelhofen will satisfy the definition of “audit committee financial expert.”
Our audit committee will, among other matters, oversee, review, act on and report on various auditing and accounting matters to our board of directors, including: the selection of our independent registered public accounting firm, the scope of our annual audits, fees to be paid to the independent registered public accounting firm, the performance of our independent registered public accounting firm and our accounting practices. In addition, the audit committee will oversee our compliance programs relating to legal and regulatory requirements. We expect to adopt an audit committee charter defining our audit committee’s primary duties in a manner consistent with the rules of the SEC and applicable stock exchange or market standards.

Members of our audit committee will be appointed annually by our board of directors and serve at the discretion of our board of directors until their successors are appointed or their earlier resignation or removal. Mr. Udelhofen will serve as the audit committee chair.
Compensation Committee
We will establish a compensation committee prior to the completion of this offering. The members of our compensation committee will be Messrs. Lovett and Walton and Ms. Parekh. Mr. Lovett will serve as the compensation committee chair.
Our compensation committee will, among other matters, (i) assist our board of directors in developing and evaluating potential candidates for executive officer positions and overseeing the development of executive succession plans, (ii) review and make recommendations to our board of directors regarding our compensation plans, including our LTIP, (iii) annually review and approve our corporate goals and objectives with respect to compensation for executive officers and, at least annually, evaluate each executive officer’s performance in light of such goals and objectives to set his or her annual compensation, including salary, bonus and equity and non-equity incentive compensation, subject to approval by our board of directors, (iv) provide oversight of management’s decisions regarding the performance, evaluation and compensation of other officers, (v) review our incentive compensation arrangements to confirm that incentive pay does not encourage unnecessary risk-taking and review and discuss, at least annually, the relationship between risk management policies and practices, business strategy and our executive officers’ compensation, (vi) assist management in complying with our proxy statement and annual report disclosure requirements, (vii) discuss with management the compensation discussion and analysis, if any, required by SEC regulations and (viii) prepare a report on executive compensation to be included in our annual proxy statement. We expect to adopt a compensation committee charter defining our compensation committee’s primary duties in a manner consistent with the rules of the SEC and applicable stock exchange or market standards.
Members of our compensation committee will be appointed annually by our board of directors and serve at the discretion of our board of directors until their successors are appointed or their earlier resignation or removal.
As a director, Mr. Zalupski will not participate in any deliberations of our board of directors or decisions involving his compensation as our President and Chief Executive Officer.
Nominating and Governance Committee
We will establish a nominating and governance committee prior to the completion of this offering. The members of our nominating and governance committee will be Messrs. Lovett, Walton and Udelhofen and Ms. Parekh. Ms. Parekh will serve as the nominating and corporate governance chair.
Our nominating and governance committee will, among other matters, (i) identify, evaluate and recommend nominees for appointment or election as directors and ensure that our board of directors has the requisite expertise and that our board’s membership consists of persons with sufficiently diverse and independent backgrounds, (ii) review the committee structure of our board of directors and recommend directors to serve as members or chairs of each committee of our board of directors, (iii) review and recommend committee slates annually and recommend additional committee members to fill vacancies as needed, (iv) develop and recommend a set of corporate governance guidelines applicable to us, review such guidelines at least annually and recommend changes to our board of directors for approval as necessary and (v) oversee the annual self-evaluations of our board of directors and management. We expect to adopt a compensation committee charter defining our compensation committee’s primary duties in a manner consistent with the rules of the SEC and applicable stock exchange or market standards.
Members of our nominating and governance committee will be appointed annually by our board of directors and serve at the discretion of our board of directors until their successors are appointed or their earlier resignation or removal.
Code of Business Conduct and Ethics
Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics applicable to our employees, directors and officers in accordance with applicable U.S. federal securities laws and the corporate governance rules of Nasdaq. Any waiver of this code may be made only by our board of directors and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of Nasdaq.
Corporate Governance Guidelines
Prior to the completion of this offering, our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of Nasdaq.
Director Compensation
For a discussion of our director compensation arrangements, see “Executive Compensation—Compensation of Directors.”

EXECUTIVE COMPENSATION
Named Executive Officers
We are currently considered an emerging growth company for purposes of the SEC’s executive compensation disclosure rules. In accordance with such rules, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures. Further, our reporting obligations extend only to the individuals serving as our chief executive officer and our two other most highly compensated executive officers. For fiscal year 2019, our named executive officers were:
Name	Principal Position
Patrick Zalupski	President, Chief Executive Officer and Chairman of our Board of Directors
Doug Moran	Senior Vice President and Chief Operations Officer
Rick Moyer	Senior Vice President and Chief Financial Officer
Summary Compensation Table
The following table summarizes, with respect to our named executive officers, information relating to the compensation earned for services rendered in all capacities for the years ended December 31, 2019 and 2018.
Name and Principal Position	Year	Salary	Bonus(1)	Non-Equity Incentive Plan Compensation(2)	All Other Compensation(3)	Total
Patrick Zalupski (Chief Executive Officer, Chairman of our Board of Directors)(4)	2019	$375,000	$0	$0	$129,778	$504,778
	2018	$350,000	$0	$0	$121,501	$471,501
Doug Moran (Chief Operating Officer)	2019	$300,000	$0	$1,015,450	$9,800	$1,325,250
	2018	$275,000	$0	$428,654	$6,617	$710,271
Rick Moyer (Chief Financial Officer)	2019	$400,000	$400,000	$0	$9,800	$809,800
	2018	$400,000	$400,000	$0	$6,500	$806,500
(1)	For the years ended December 31, 2019 and 2018, Mr. Moyer earned the maximum discretionary bonus amount, as provided in his employment agreement, for his performance on behalf of DF Homes LLC.
(2)
For the years ended December 31, 2019 and 2018, Mr. Moran earned a profit share bonus in an amount equal to 2.5% of the yearly pre-tax net profits of DFH LLC, as provided in his employment agreement, for his performance on behalf of DF Homes LLC. Mr. Zalupski elected to waive eligibility for an annual bonus for the years ended December 31, 2019 and 2018 prior to the commencement of each of 2019 and 2018.

(3)	Amounts reflected within the “All Other Compensation” column are comprised of the following amounts:
Name and Principal Position	Year	Employer Contributions to 401(k) Plan	Key Man Life Insurance Premiums	Reimbursements for Personal Expenses	Total ($)
Patrick Zalupski	2019	$9,800	$23,978	$96,000	$129,778
	2018	$6,617	$18,884	$96,000	$121,501
Doug Moran	2019	$9,800	$0	$0	$9,800
	2018	$6,617	$0	$0	$6,617
Rick Moyer	2019	$9,800	$0	$0	$9,800
	2018	$6,500	$0	$0	$6,500
(4)	Although Mr. Zalupski serves on our board of directors, he is not compensated for his services as one of our directors.

Outstanding Equity Awards at 2019 Fiscal Year-End
	Stock Awards
Name	Number of units of stock that have not vested (#)(1)	Value of units of stock that have not vested ($)(2)
Patrick Zalupski	—	—
Doug Moran	404.04	$374,545.08
Rick Moyer	510.15	$472,909.05
(1)
Messrs. Moran and Moyer held outstanding non-voting common units of DFH LLC as of December 31, 2019, which were granted under their respective membership interest grant agreements with DFH LLC in connection with their employment with DF Homes LLC. The outstanding non-voting common units of DFH LLC are scheduled to vest in one-third increments over the next three years on January 1, 2020, January 1, 2021 and January 1, 2022 for Mr. Moran and June 15, 2020, June 15, 2021 and June 15, 2022 for Mr. Moyer. In connection with this offering, all of the outstanding non-voting common units of DFH LLC will become vested and will be converted into shares of our Class A common stock.

(2)
There is no public market for the non-voting common units of DFH LLC. No recent independent valuation of these units is available; therefore, amounts reported in this column were computed by multiplying the book value of the non-voting common units as of December 31, 2019 ($927) by the number of outstanding non-voting common units reported in the “Number of units of stock that have not vested” column. The non-voting common units held by Mr. Moran and Mr. Moyer would convert into    shares and    shares of Class A common stock, respectively, in connection with this offering, assuming an initial public offering price of $    per share, the midpoint of the range set forth on the cover of this prospectus.

Employment Agreements
Messrs. Zalupski, Moran and Moyer each have employment agreements with DF Homes LLC that generally outline the terms of their employment.
In addition to terms described below, the employment agreements generally provide that the named executive officers are subject to certain non-competition and non-solicitation obligations for 24 months following a termination of employment and are entitled to the benefits generally available to employees of DF Homes LLC pursuant to company programs, including, without limitation: personal leave, paid holidays, sick leave, 401k, disability, dental, vision, group sickness, accident and/or health insurance programs of DF Homes LLC, which may be in effect from time to time, as well as any other fringe benefit programs that may be established by DF Homes LLC for which the named executive officers are eligible.
This offering will constitute a “Liquidity Event” under the employment agreements of Messrs. Moran and Moyer and therefore will trigger the accelerated vesting of their outstanding non-voting common units of DFH LLC (as described under “—Membership Interest Grant Agreements”), as well as Mr. Moran’s right to elect a liquidity event bonus in lieu of his vested non-voting common units of DFH LLC (as described under “—Employment Agreement with Chief Operating Officer”). Mr. Moran has confirmed that he will elect to retain his vested non-voting common units. Therefore, no liquidity event bonus will be due or payable to Mr. Moran.
Employment Agreement with Chief Executive Officer. Mr. Zalupski’s employment agreement, as amended effective December 30, 2014, provides for a five-year term, subject to automatic renewal for successive one year terms, and a base salary of $350,000, which may be increased over time in the sole and absolute discretion of DF Homes LLC. Mr. Zalupski’s amended employment agreement also provides that he is eligible to receive a discretionary annual bonus in an amount equal to a certain percentage of EBITDA of Dream Finders, with such percentage based on Dream Finders’ achievement of certain business goals.
If DF Homes LLC terminates Mr. Zalupski’s employment for any reason other than Cause, disability or death, DF Homes LLC will continue to pay Mr. Zalupski his base salary in effect as of the date of termination for the lesser of six months or the remainder of his five-year term.
Mr. Zalupski’s amended employment agreement defines “Cause” as (a) arrest or indictment for a commission of a felony or any misdemeanor involving dishonesty, disloyalty or fraud with respect to DF Homes LLC or any of its subsidiaries, (b) conduct that reasonably could be expected to bring DF Homes LLC or any of its subsidiaries into substantial public disgrace or disrepute, (c) a failure to substantially perform duties as reasonably requested by the board of managers of DF Homes LLC (except during any period of physical or mental disability that renders him incapable of performing his duties), which failure continues unremedied for a period of 30 days following written notice from a member of the board of managers of DF Homes LLC,

(d) gross negligence or willful misconduct with respect to DF Homes LLC or any of its subsidiaries or (e) any other material breach of any written agreement between Mr. Zalupski and DF Homes LLC or any of its subsidiaries that is not cured within 30 days of receipt of written notice thereof from DF Homes LLC.
Employment Agreement with Chief Operating Officer. Mr. Moran’s amended and restated employment agreement, effective as of January 1, 2017, provides for employment on an at-will basis and a base salary of $275,000, which may be increased over time in the sole and absolute discretion of DF Homes LLC. Mr. Moran’s amended and restated employment agreement also provides that he is eligible to receive a profit share bonus in an amount equal to 2.5% of the yearly pre-tax net profits (as defined therein) of DFH LLC. This profit share bonus is paid over a three-year period (75%, 15%, and 10% for the first, second and third year, respectively), subject to Mr. Moran’s continued employment.
If Mr. Moran is terminated without Cause, DF Homes LLC will pay to Mr. Moran a severance of one year’s then-current base salary (excluding any bonuses that would otherwise be payable pursuant to his amended and restated employment agreement) as in effect at the time of such termination.
Mr. Moran’s amended and restated employment agreement defines “Cause” as (a) willful neglect of or persistent material failure to perform duties consistent with a commercially reasonable standard of care after having been provided with written notice of such neglect or failure to perform and not curing such neglect or failure to perform within ten days after delivery of such written notice, (b) a violation of any of the provisions of his amended and restated employment agreement that is not cured within 30 days after receipt of written notice describing the violation in specific detail and the necessary cure, (c) an act of fraud or dishonesty with respect to DF Homes LLC, or (d) the refusal to comply with DF Homes LLC's published policies and procedures, which is not cured within 30 days after the date that DF Homes LLC provides written notice describing such violation in specific detail and the necessary cure.
In the event that DFH LLC experiences a Liquidity Event, Mr. Moran is entitled to elect to either (a) retain his vested non-voting common units of DFH LLC, which were granted under his membership interest grant agreement with DFH LLC (as described under “Membership Interest Grant Agreements”), or (b) forfeit the vested non-voting common units of DFH LLC in exchange for payment of a liquidity event bonus by DF Homes LLC. Such liquidity event bonus would be an amount equal to 10% of the net profits of the Northeast Florida Division of DF Homes LLC for the 12-month period ending on the month immediately prior to the effective date of the Liquidity Event. If Mr. Moran does not make an election within ten business days following written notice of a Liquidity Event, he will be deemed to have elected to retain his vested non-voting common units of DFH LLC and no liquidity event bonus will be due or payable. Mr. Moran’s entitlement to compensation is contingent on his willingness to continue his employment with the successor entity after the Liquidity Event as well has his willingness to enter into such other agreements concerning his continued employment with such successor entity as may be reasonably requested (including appropriate confidentiality agreements, restrictive covenants, etc.). See “—Membership Interest Grant Agreements” for information on the accelerated vesting of Mr. Moran’s units in DFH LLC in connection with the occurrence of a Liquidity Event.
The definition of the term “Liquidity Event” in Mr. Moran’s amended and restated employment agreement (and in his membership interest grant agreement with DFH LLC, as described under “—Membership Interest Grant Agreements”) includes any one transaction or a series of related transactions in which DFH LLC sells common equity securities through an underwritten public offering where a registration statement is filed pursuant to the Securities Act.
Employment Agreement with Chief Financial Officer. Mr. Moyer’s employment agreement, effective as of June 15, 2017, provides for employment on an at-will basis and a base salary of $400,000, which may be increased over time in the sole and absolute discretion of DF Homes LLC. Mr. Moyer’s employment agreement also provides that he is eligible to receive a discretionary annual bonus in an amount equal to up to $400,000. This discretionary bonus is based upon Mr. Moyer’s performance on behalf of DF Homes LLC during the prior year, as determined in the sole discretion of DF Homes LLC, and is paid over a three-year period, subject to Mr. Moyer’s continued employment.
Mr. Moyer’s employment agreement does not provide for severance benefits in the event of termination. However, upon the occurrence of a Liquidity Event, Mr. Moyer may be entitled to vesting acceleration with respect to his non-voting common units of DFH LLC, which were granted under his membership interest grant agreement with DFH LLC (as described under “—Membership Interest Grant Agreements”).

The definition of the term “Liquidity Event” in Mr. Moyer’s employment agreement includes any one transaction or a series of related transactions in which DF Homes LLC and/or DFH LLC sells common equity securities of not less than $25.0 million in an aggregate amount through an underwritten public offering where a registration statement is filed pursuant to the Securities Act of 1933.
Membership Interest Grant Agreements
This offering will constitute a “Liquidity Event” under the membership interest grant agreements of Messrs. Moran and Moyer and therefore will trigger the accelerated vesting of their outstanding non-voting common units of DFH LLC (as described under “Membership Interest Grant Agreement with Chief Operating Officer” and “Membership Interest Grant Agreement with Chief Financial Officer”).
Membership Interest Grant Agreement with Chief Operating Officer. Mr. Moran has a membership interest grant agreement with DFH LLC pursuant to which he was granted 1,010.10101 non-voting common units of DFH LLC in connection with his employment with DF Homes LLC, effective January 1, 2017. The granted non-voting common units of DFH LLC become vested pursuant to a five-year graded vesting schedule.
In the event that Mr. Moran’s employment with DF Homes LLC is terminated for Cause (as defined in Mr. Moran’s employment agreement with DF Homes LLC, described under “—Employment Agreements—Employment Agreement with Chief Operating Officer”) or in the event that Mr. Moran violates the terms of the restrictive covenants set forth in his employment agreement with DF Homes LLC, all of the granted non-voting common units (regardless of whether they are vested non-voting common units or unvested non-voting common units of DFH LLC) will be forfeited back to DFH LLC immediately, the capital account associated with such forfeited granted non-voting common units of DFH LLC will likewise be forfeited and Mr. Moran will no longer have any rights as a Member of the Company (as defined in the Fourth Amended and Restated Operating Agreement of DFH LLC, effective May 30, 2019) effective upon the date that he is provided with notice of termination for Cause or notice of breach of the restrictive covenants (as the case may be).
In the event that Mr. Moran’s employment with DF Homes LLC is terminated without Cause, his unvested non-voting common units of DFH LLC are forfeited back to DFH LLC immediately upon termination and the capital account associated with such unvested non-voting common units of DFH LLC would likewise be forfeited. DFH LLC will redeem any vested non-voting common units for a purchase price that is equal to 50% of the capital account associated with the vested non-voting common units as of the date of such termination of service (the “Vested Units Purchase Price”). The Vested Units Purchase Price will be paid by delivery of a promissory note from DFH LLC to Mr. Moran, which will provide for (a) quarterly payments of principal and interest over a five-year term, (b) interest at 4% per annum, (c) venue and jurisdiction in Duval County, Florida, in the event of any dispute arising out of the promissory note, and (d) a waiver of any right to a trial by jury.
In the event that DFH LLC has a Liquidity Event, 100% of the granted non-voting common units of DFH LLC will be deemed vested non-voting common units of DFH LLC. Moreover, as previously addressed under “—Employment Agreements—Employment Agreement with Chief Operating Officer,” in the event that DFH LLC experiences a Liquidity Event, Mr. Moran is entitled to elect to either (a) retain his vested non-voting common units, or (b) forfeit the vested units to DFH LLC in exchange for payment of a liquidity event bonus by DF Homes LLC.
Membership Interest Grant Agreement with Chief Financial Officer. Mr. Moyer has a membership interest grant agreement with DFH LLC pursuant to which he was granted 1,020.30405 non-voting common units of DFH LLC in connection with his employment with DF Homes LLC, effective June 15, 2017.
The terms of Mr. Moyer’s membership interest grant agreement are substantially similar to those described under “—Membership Interest Grant Agreement with Chief Operating Officer,” except that: (a) Mr. Moyer is not eligible to receive a liquidity event bonus in lieu of retaining his vested non-voting common units and (b) the Liquidity Event definition includes sales of common equity securities of not less than $25.0 million in an aggregate amount through an underwritten public offering.

Special Bonus
Our board of directors is expected to approve a special bonus for Mr. Zalupski that will be payable upon the completion of this offering (the “IPO Bonus”). The IPO Bonus will be equal to $10.0 million, $4.0 million of which will be paid in cash and $6.0 million of which will be paid in shares of our Class B common stock (based on the initial public offering price) that will ratably vest in equal installments over a three-year period commencing on the completion of this offering. The IPO Bonus will be paid on the first regularly scheduled payroll date immediately following this offering. Mr. Zalupski must be continuously employed by the Company through the completion of the IPO in order to receive such payment. Except in the case of termination by the Company without cause or by Mr. Zalupski for good reason (as defined in Mr. Zalupski’s employment agreement), Mr. Zalupski must be employed by the Company on the IPO Bonus payment date in order to be eligible for any such payment.
Compensation for the 2020 Year
Prior to the completion of this offering, we intend to enter into new employment agreements with our executive officers and our board of directors intends to adopt our LTIP in order to incentivize individuals providing services to us or our affiliates.
Compensation of Directors
None of our directors received compensation for their services as our directors during 2019.
Limitation of Liability and Indemnification Matters
Our amended and restated certificate of incorporation will limit the liability of our directors for monetary damages for breach of their fiduciary duty as our directors, except for liability that cannot be eliminated under the DGCL. The DGCL provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:
•	for any breach of their duty of loyalty to such company or its stockholders;
•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•	for unlawful payment of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the DGCL; or
•	for any transaction from which the director derived an improper personal benefit.
Any amendment, repeal or modification of these provisions of the DGCL will be prospective only and would not affect any limitation on liability of one of our directors for acts or omissions that occurred prior to any such amendment, repeal or modification.
Our amended and restated bylaws will also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws also will permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification.
We intend to enter into indemnification agreements with each of our current and future directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision that will be in our amended and restated certificate of incorporation, amended and restated bylaws and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and executive officers.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Rule 10b5-1 Plans
Our directors and officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our Class A common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades under parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate the plan at any time. Our directors and executive officers may also buy or sell additional shares of our Class A common stock outside of a Rule 10b5-1 plan when they do not possess material nonpublic information, subject to compliance with the terms of our insider trading policy.

CORPORATE REORGANIZATION
DFH Inc. is currently a direct, wholly owned subsidiary of DFH LLC. Immediately prior to or concurrently with the closing of this initial public offering, DFH Merger Sub LLC, a Delaware limited liability company and direct, wholly owned subsidiary of DFH Inc., will merge with and into DFH LLC with DFH LLC as the surviving entity.
As a result of the merger and pursuant to the terms of the Agreement and Plan of Merger and Reorganization filed as an exhibit to the Registration Statement of which this prospectus forms a part:
•	all of the outstanding common units of DFH LLC will be converted into an aggregate of shares of Class B common stock of DFH Inc.;
•	all of the outstanding non-voting common units of DFH LLC will be converted into an aggregate of shares of Class A common stock of DFH Inc.;
•	all of the outstanding Series A preferred units of DFH LLC will be converted into an aggregate of shares of Class A common stock of DFH Inc.;
•	all 7,143 of the outstanding Series B preferred units of DFH LLC will remain outstanding as Series B preferred units of DFH LLC, as the surviving entity in the merger;
•	all 26,000 of the outstanding Series C preferred units of DFH LLC will remain outstanding as Series C preferred units of DFH LLC, as the surviving entity in the merger;
•
the limited liability company operating agreement of DFH LLC will be amended and restated to reflect, among other things, the foregoing recapitalization and DFH Inc.’s admission as the managing member;

•
our amended and restated certificate of incorporation, the form of which is filed as an exhibit to the Registration Statement of which this prospectus forms a part, will be filed with the Secretary of State of the State of Delaware and become effective upon the filing thereof; and

•
our amended and restated bylaws, the form of which is filed as an exhibit to the Registration Statement of which this prospectus forms a part, will be adopted by our board of directors and become effective upon the adoption thereof.

We refer to the foregoing as the “Corporate Reorganization.”
Immediately following the Corporate Reorganization, (1) DFH Inc. will be a holding company and the managing member of DFH LLC, with no material assets other than 100% of the voting membership interests in DFH LLC, (2) the holders of common units, non-voting common units and Series A preferred units of DFH LLC will become stockholders of DFH Inc., (3) the holders of the Series B preferred units of DFH LLC outstanding immediately prior to the Corporate Reorganization will hold all 7,143 of the outstanding Series B preferred units of DFH LLC, and (4) the holders of the Series C preferred units of DFH LLC outstanding immediately prior to the Corporate Reorganization will hold all 26,000 of the outstanding Series C preferred units of DFH LLC.
Prior to the Corporate Reorganization, DFH Inc. has not conducted any activities other than in connection with its incorporation and in preparation for this offering and has no material assets other than a 100% membership interest in DFH Merger Sub LLC.
Certain of the Existing Owners will have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock (including shares issuable upon the conversion of any shares of our Class B common stock). See “Certain Relationships and Related Party Transactions—Registration Rights Agreement” in this prospectus for additional information.

The diagram below indicates our simplified ownership structure immediately prior to this offering and the transactions related thereto.

(1)	See “—Existing Owners’ Ownership” for a discussion of the interests held by the Existing Owners.
(2)
See “Note 11. Variable Interest Entities and Investments in Other Entities” to our consolidated financial statements included elsewhere in this prospectus for a description of our joint ventures, including those that were determined to be VIEs, and the related accounting treatment.

The diagram below indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters’ option to purchase additional shares of our Class A common stock is not exercised).

(1)	See “—Existing Owners’ Ownership” for a discussion of the interests held by the Existing Owners.
(2)
See “Note 11. Variable Interest Entities and Investments in Other Entities” to our consolidated financial statements included elsewhere in this prospectus for a description of our joint ventures, including those that were determined to be VIEs, and the related accounting treatment.

Existing Owners’ Ownership
The table below sets forth the percentage ownership of our Existing Owners prior to this offering and after the consummation of this offering and the transactions related thereto.
	Ownership in DFH LLC Prior to this Offering	DFH Inc. Equity Following This Offering
Existing Owners(1)		Class A Common Stock	Class B Common Stock	Combined Voting Power
Patrick Zalupski(2)	55.31%	—	100%	%
The Series A Investors(3)	11.65%	%	—%
The Series B Investors(4)	5.40%	—	—%
The Series C Investors(5)	19.67%	—	—%
Holders of the non-voting common units	7.97%	%	—%
Total	100%	%	100%	%
(1)
The number of shares of Class A common stock and Class B common stock to be issued to certain of our Existing Owners is based on the implied equity value of DFH LLC immediately prior to this offering, based on an initial public offering price of $    per share of Class A common stock (the midpoint of the price range set forth on the cover page of this prospectus).

(2)	Includes personal holdings and equity held by POZ Holdings, Inc., an entity Mr. Zalupski controls.
(3)	Consists of equity held by the Series A Investors, over which Mr. Lovett, one of our director nominees, holds dispositive power as the sole manager of the Series A Investors.
(4)
The Series B Investors will retain all 7,143 Series B preferred units of DFH LLC following the Corporate Reorganization. See “Liquidity and Capital Resources—Series B Preferred Units” for a description of the Series B preferred units of DFH LLC.

(5)
The Series C Investors will retain all 26,000 Series C preferred units of DFH LLC following the Corporate Reorganization. Upon the occurrence of certain events including certain defaults, bankruptcies, fraud by DFH LLC or if the Series C preferred units have not been redeemed by December 31, 2021 (which date can be extended by us to June 30, 2022), the holders of the Series C preferred units have the right to convert their Series C preferred units to an aggregate amount of Class A common stock equal to either (1)    % of the issued and outstanding shares of Class A common stock or (2) the value of the unpaid Series C Preferred Return. See “Liquidity and Capital Resources—Series C Preferred Units” for a description of the Series C preferred units of DFH LLC.

Offering
Only Class A common stock will be sold to investors pursuant to this offering. Immediately following this offering, there will be    shares of Class A common stock issued and outstanding stock (or    shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and    shares of Class A common stock reserved for issuance upon conversion of the    shares of Class B common stock that will be issued and outstanding immediately following this offering.
As a result of the Corporate Reorganization and the offering described above:
•
the investors in this offering will collectively own    shares of Class A common stock (or   shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•	the Series A Investors will hold shares of Class A common stock;
•	the holders of the non-voting common units will collectively hold shares of Class A common stock;
•	Mr. Zalupski (through personal holdings and an entity he controls) will hold shares of Class B common stock;
•	the investors in this offering will collectively hold % of the voting power in us (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock);
•	the Series A Investors will hold % of the voting power in us (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock);
•
the holders of the non-voting common units will collectively hold    % of the voting power in us (or    % if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•
Mr. Zalupski (through personal holdings and an entity he controls) will hold    % of the voting power in us (or    % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
We describe below transactions and series of similar transactions, during our last three fiscal years or currently proposed, to which we were a party or will be a party, in which:
•	the amounts involved exceeded or will exceed $120,000; and
•	any of our director nominees, executive officers or beneficial holders of more than 5% of any class of our voting securities had, or will have, a direct or indirect material interest.
Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting this criteria to which we have been or will be a party other than compensation arrangements, which are described where required under “Executive Compensation.”
Related Party Agreements in Effect Prior to this Offering
DF Residential I, LP and DF Capital Management, LLC
DF Homes LLC has entered into six joint ventures and ten land bank projects with Fund I since its formation in January 2017. DF Capital is the investment manager of Fund I. DF Homes LLC owns 49% of the membership interests in DF Capital and Christopher Butler, a non-affiliated third party, serves as the managing member and owns the remaining 51% of the membership interests in DF Capital. DF Homes LLC funded the start-up expenses of DF Capital. These expenses of $0.2 million were fully reimbursed to DF Homes LLC as of December 31, 2018.
The general partner of Fund I is DF Management GP, LLC (“DF Management”). DF Homes LLC is one of four members of DF Management with a 26.13% membership interest and an 85% carried interest in DF Management. Radford Lovett, one of our director nominees, has a 32.26% membership interest and a 5% carried interest in DF Management. Mr. Butler is the managing member of DF Management and has a 3.23% membership interest and a 5% carried interest in DF Management, although with respect to Fund I investments that are sourced by Mr. Butler, his carried interest increases to 10% and DF Homes LLC’s carried interest decreases to 80%.
Rick Moyer, our Senior Vice President and Chief Financial Officer, has invested $0.2 million in Fund I as a limited partner. Mr. Lovett has invested $0.5 million in Fund I through his investment in DF Management. Through its investment in DF Management, DF Homes LLC has invested $0.4 million in Fund I.
As of June 30, 2020, Fund I was our partner in six active joint ventures and was the managing member of each such joint venture. In each of our joint ventures with Fund I, we own 52.5% of the joint venture and profits are allocated based on a preferred return structure, return of capital, and then ownership units of the joint venture. During the years ended December 31, 2017, 2018 and 2019, respectively, and the six months ended June 30, 2020, our joint ventures with Fund I collectively had zero, three, 108 and 96 lot transfers, respectively, to DF Homes LLC and zero, zero, 48 and 77 home closings, respectively, resulting in approximately $0, $0, $1.0 million and $1.4 million of net income, respectively. Our investment balance as of June 30, 2020 in our joint ventures with Fund I is $2.1 million.
As of June 30, 2020, Fund I provided land bank financing for ten land bank projects. The lot deposit balance as of June 30, 2020 in these land bank projects was $2.3 million. We have purchased an aggregate of 256 lots from these projects; 173 were purchased during the year ended December 31, 2019 for $17.4 million and 83 were purchased during the six months ended June 30, 2020 for $8.5 million. In addition, we have paid lot options fees relating to these projects of $0.5 million, $2.8 million and $1.4 million, respectively, for the years ended December 31, 2018 and 2019, respectively, and six months ended June 30, 2020.
Controlling a sufficient supply of finished lots is an important component of our business model. Our land team routinely underwrites potential lot acquisitions that meet our capital allocation criteria. Key metrics reviewed prior to approving a lot acquisition include, but are not limited to: price, pace of absorption, expected average selling price, gross margin and expected return on investment. Once our land acquisition committee approves a transaction that requires financing above a deposit meeting our internal model, we will seek a land bank partner. Historically, we have provided DF Capital with the opportunity to have either Fund I or one of the other funds that it manages to participate in transactions that require additional funding. If DF Capital does not wish to participate in and finance the transaction, we turn to other potential financing sources. We believe our relationship with DF Capital allows us to act quickly when lot acquisition opportunities are presented because DF Capital generally provides for faster closings and is not subject to the time delays that we historically have experienced when seeking financing for projects. As of December 31, 2019 and June 30, 2020, we controlled 1,311 and 1,151 lots, respectively, through DF Capital managed funds, representing 13.9%, as of December 31, 2019, and 10.9%, as of June 30, 2020, of our total owned and controlled lots. See “Risk Factors—Risks Related to Our Business—There are various potential conflicts of interest in our relationship with DF Capital and certain of its managed funds, including certain of our executive officers and director nominees who are investors in certain funds managed by DF Capital, which could result in decisions that are not in the best interest of our stockholders” in this prospectus for additional information.
Fund I was fully committed in early 2019. Subsequently, we identified lot acquisitions that met our investment threshold, and DF Capital agreed to provide land bank financing for a total of seven of these projects. Doug Moran, our Senior Vice President and Chief Operations Officer, has invested $0.2 million in one of these funds managed by DF Capital as a limited partner. As of June 30, 2020, funds managed by DF Capital (other than Fund I) controlled an additional 228 lots as a result of these transactions outside of Fund I. During the six months ended June 30, 2020, we purchased 65 of these lots for $5.6 million and the outstanding lot deposit balance in relation to these projects was $1.0 million. In addition, we paid lot options fees related to these transactions of $0.1 million for the year ended December 31, 2019 and $0.5 million for the six months ended June 30, 2020.
Pre-Fund I Joint Ventures
Historically, we entered into joint venture arrangements to complete certain land development, land acquisition and other homebuilding activities. Prior to the formation of Fund I, we entered into five joint ventures with DFH Investors, LLC, a company controlled by Mr. Lovett. Mr. Lovett was the managing partner of each of these joint ventures. Certain of our director nominees, executive officers and other members of management are limited partners in certain of these joint ventures. Messrs. Lovett and Walton, two of our director nominees, and Mr. Moran, our Senior Vice President and Chief Operations Officer, invested $1.5 million, $1.5 million and $0.2 million, respectively, in these joint ventures.
Prior to the formation of Fund I, we also entered into one joint venture with the Series B Investors. As of June 30, 2020, this joint venture was still operating and held 56 lots. We own 62.5% of this joint venture and receive pro rata profits and an overhead fee. During the twelve months ended December 31, 2017, 2018 and 2019, respectively, and the six months ended June 30, 2020, this joint venture had 57, 34, 32 and 36 lot transfers, respectively, to DF Homes LLC, and 46, 42, 41 and 8 home closings, respectively, resulting in $0.7 million, $1.0 million, $1.1 million and $0.1 million of net income, respectively. Our investment balance as of June 30, 2020 in this joint venture was $2.2 million.
As of June 30, 2020, two of these joint ventures were still operating, one of which sold its last lot in August 2020 and one of which is expected to sell its last lot later this year. In each of these joint ventures, we owned between 53.6% and 63.6% of the joint venture and profits, less an overhead fee. During the years ended December 31, 2017, 2018 and 2019, respectively, and the six months ended June 30, 2020, these joint ventures collectively had 52, 209, 119 and 16 lot transfers, respectively, to DF Homes LLC, and 28, 188, 169 and 39 home closings, respectively, resulting in $0.6 million, $8.6 million, $9.5 million and $2.0 million of net income, respectively. Our investment balance as of June 30, 2020 in these joint ventures is $0.5 million.
Guarantees
As of June 30, 2020, we have two outstanding guarantees in relation to debt agreements entered into by certain of our joint ventures. We and DF Capital, individually and collectively, guaranty an $18.0 million loan agreement in favor of the Series C Investors, whose borrowers are DFC Seminole Crossing, LLC, DFC East Village, LLC and DFC Sterling Ranch, LLC. These entities are joint ventures between us and Fund I. In addition, we have provided a guaranty in favor of Flagstar Bank in connection with a loan of $5.7 million, whose borrower is DFC Seminole Crossing, LLC. DFC Seminole Crossing, LLC is a joint venture between us and Fund I. Lastly, we, Mr. Zalupski, and DFH Mandarin Estates, LLC, individually and collectively, guaranteed a $10.0 million loan agreement in favor of Cobiz Bank, whose borrower is DFH Clover Basin Ranch LLC (“Clover”). Clover is a joint venture between us and the Series A Investors. Messrs. Lovett and Moran invested in Clover. This guaranty was terminated when the underlying loan agreement was paid off in full in July 2018.
In addition, DFH LLC and Mr. Zalupski generally guarantee any debt agreements entered into by DF Homes LLC and its joint ventures.
Series A Preferred Units
Mr. Lovett controls the Series A Investors. As described above, Mr. Lovett and certain of his affiliated companies are investors in certain of our joint ventures and were investors in our predecessor. See “—DF Residential I, LP and DF Capital Management, LLC,” “—Pre-Fund I Joint Ventures,” “—Guarantees” and “Principal Stockholders” in this prospectus for additional information.
Series B Loan
In September 2013, the Series B Investors issued a collateralized loan to us for the purposes of land acquisition and development. The loan carried monthly interest at an annual rate of 10%. The outstanding loan balance was $7.6 million and $4.9 million, respectively, as of December 31, 2018 and December 31, 2019. In March 2020, the outstanding loan balance plus accrued interest of $4.7 million was paid in full. In connection with the loan payoff, Medley Capital Corporation released back to us reserve funds in the amount of $0.5 million.
Home Sales to Chief Executive Officer
In September 2018, Mr. Zalupski purchased one of our model homes for a purchase price of $1.9 million in order to remove the home from one of our credit facilities. After the purchase, we continued to use the home as a model home. When its service as a model home was over, Mr. Zalupski sold the home to a third-party and turned over the profit from the sale (less interest paid on the mortgage) to us.
In December 2018, Mr. Zalupski purchased one of our homes for a purchase price of $2.2 million. The sales price was generally in line with the sales prices of similar homes in the community where the home is located, less a discount for a realtor commission that was not required to be paid since no real estate broker was involved in the transaction.
Home Sales to Family Members
In the past, we have built and sold homes to family members of our executive officers. The sales price of these homes have generally been in line with the sales prices of similar homes in the communities in which such homes are located, less a discount for a realtor commission that was not required to be paid since no real estate broker was involved in the transaction. In 2019, the sister of Mr. Moyer purchased one of our homes, and, in 2020, the brother of Mr. Zalupski purchased one of our custom homes.
Board of Directors
As described above, certain of our directors are investors in certain of our joint ventures and were investors in our predecessor. See “—DF Residential I, LP and DF Capital Management, LLC,” “—Pre-Fund I Joint Ventures,” “Corporate Reorganization” and “Principal Stockholders” in this prospectus for additional information. For a discussion of our compensation arrangements with our directors, see “Executive Compensation.”
Executive Officers
As described above, certain of our executive officers are investors in certain of our joint ventures and were investors in our predecessor. See “—DF Residential I, LP and DF Capital Management, LLC,” “—Pre-Fund I Joint Ventures,” “Corporate Reorganization” and “Principal Stockholders” in this prospectus for additional information. For a discussion of our employment and compensation arrangements with our executive officers, see “Executive Compensation.”

Corporation Reorganization
Certain of our directors and executive officers were involved in the Corporate Reorganization and received shares of our capital stock. See “Corporate Reorganization” and “Principal Stockholders” in this prospectus for additional information.
Registration Rights Agreement
In connection with this offering, we intend to enter into a registration rights agreement (the “Registration Rights Agreement”), with Mr. Zalupski, POZ Holdings, Inc., an entity Mr. Zalupski controls, the Series A Investors and certain members of our management (collectively, the “Registration Rights Parties”). Subject to certain conditions, the Registration Rights Agreement will provide Mr. Zalupski with the right to request certain “demand” registrations with respect to his combined personal holdings and shares held by POZ Holdings, Inc. The Registration Rights Agreement will also provide the Registration Rights Parties with customary “piggyback” registration rights. The Registration Rights Agreement will contain provisions for the coordination by the Registration Rights Parties of their sales of shares of our Class A common stock and will contain certain limitations on the ability of the members of our management party to the Registration Rights Agreement to offer, sell or otherwise dispose of shares of our Class A common stock. The Registration Rights Agreement will also provide that we will pay certain expenses of the Registration Rights Parties relating to such registrations and indemnify them against certain liabilities that may arise under the Securities Act.
Indemnification Agreements with our Directors and Officers
We intend to enter into indemnification agreements, effective upon the Corporate Reorganization, with each of our directors and officers. The indemnification agreements, our amended and restated certificate of incorporation and our amended and restated bylaws will require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. Subject to certain limitations, the indemnification agreements, our amended and restated certificate of incorporation and our amended and restated bylaws will also require us to advance expenses incurred by our directors and officers. For more information regarding these agreements, see “Executive Compensation—Limitation of Liability and Indemnification Matters.”
Procedures for Approval of Related-Party Transactions
In connection with this offering, our board of directors will adopt a written policy that our executive officers, directors, holders of more than 5% of any class of our voting securities and any member of the immediate family of, and any entity affiliated with, any of the foregoing persons will not be permitted to enter into a related-party transaction with us without the prior consent of our audit committee, or other independent members of our board of directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. In addition, any member of our audit committee who is a related person with respect to a transaction under review will not be permitted to participate in the deliberations or vote on approval or ratification of such transaction. Any request for us to enter into a transaction with an executive officer, director or principal stockholder, or any of their immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee will consider the relevant facts and circumstances available and deemed relevant to our audit committee, including, but not limited to, whether the transaction will be on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction.
Notwithstanding the foregoing, our written policy will provide that we may enter into land acquisition and/or financing transactions with DF Capital and any other joint venture that may qualify as a related party without the approval our audit committee, provided that each such transaction complies with certain parameters as may be adopted by our board of directors from time to time, and each such transaction is subject to review and oversight by our audit committee in compliance with applicable Nasdaq rules.

PRINCIPAL STOCKHOLDERS
The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock, as of the date of this prospectus, by:
•	each person known to us to beneficially own more than 5% of any class of our outstanding voting securities;
•	each member of our board of directors and each director nominee;
•	each of our named executive officers; and
•	all of our directors, director nominees and executive officers as a group.
The percentage ownership information shown in the table prior to this offering is based upon   shares of Class A common stock and   shares of Class B common stock outstanding as of the date of this prospectus (assuming the completion of the Corporate Reorganization). The percentage ownership information shown in the table after this offering is based upon   shares of Class A common stock and   shares of Class B common stock (assuming the completion of the Corporation Reorganization and the closing of this offering) outstanding immediately after the completion of this offering, assuming that the underwriters do not exercise their option to purchase up to an additional   shares of Class A common stock. The table below excludes any shares of our Class A common stock that may be purchased in this offering pursuant to the reserved share program. See “Underwriting—Reserved Shares” in this prospectus for additional information.
We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities, or have the right to acquire such powers within 60 days. Under these rules, more than one person may be deemed beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.
Unless otherwise noted, the mailing address of each listed beneficial owner is c/o Dream Finders Homes, Inc., 14701 Philips Highway, Suite 300, Jacksonville, Florida 32256.

	Shares Beneficially Owned After the Corporate Reorganization and Prior to this Offering(1)						Shares Beneficially Owned After the Corporate Reorganization and this Offering(1)
	Class A Common Stock		Class B Common Stock		Combined Voting Power(2)		Class A Common Stock		Class B Common Stock		Combined Voting Power(2)
	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%
5% Stockholders:
Patrick Zalupski(3)		%		100%		%		%		100%		%
DFH Investors, LLC(4)		%		0%		%		%		0%		%
Directors, Director Nominees and Named Executive Officers:
Patrick Zalupski(3)		%		0%		%		%		0%		%
Doug Moran		%		0%		%		%		0%		%
Rick Moyer		%		0%		%		%		0%		%
William H. Walton, III		%		0%		%		%		0%		%
Radford Lovett(4)		%		0%		%		%		0%		%
Justin Udelhofen		%		0%		%		%		0%		%
Megha Parekh		%		0%		%		%		0%		%
Directors, director nominees and executive officers as a group (7 persons)		%		0%		%		%		0%		%
*	Less than 1%.
(1)
Subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws, each to be in effect upon the completion of the Corporation Reorganization and this offering, the Class B common stock is convertible at any time by the holder into shares of Class A common stock on a share-for-share basis. See “Description of Capital Stock” in this prospectus for additional information. The number of shares of Class A common stock and Class B common stock to be issued to our Existing Owners is based on the implied equity value of DFH LLC immediately prior to this offering, based on an assumed initial public offering price of $   per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus). The table above does not reflect shares of Class A common stock issuable upon conversion of Class B common stock.

(2)
Each holder of Class A common stock shall be entitled to one vote per share of Class A common stock, and each holder of Class B common stock shall be entitled to three votes per share of Class B common stock. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law or our amended and restated certificate of incorporation, to be in effect upon the completion of the Corporation Reorganization and this offering. Represents percentage of voting power of our Class A common stock and Class B common stock, voting together as a single class, reflecting (i) all shares of Class A common stock held by such holder and (ii) all shares of Class B common stock held by such holder. The table above does not reflect voting power of shares of Class A common stock issuable upon conversion of Class B common stock.

(3)	Includes personal holdings and common units held by POZ Holdings, Inc., an entity Mr. Zalupski controls.
(4)	Consists of shares of Class A common stock held by DFH Investors, LLC, over which Mr. Lovett holds dispositive power as the sole manager of DFH Investors, LLC.

DESCRIPTION OF CAPITAL STOCK
The following description of our capital stock, certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as each will be in effect upon the completion of this offering, and certain provisions of Delaware law are summaries. You should also refer to our amended and restated certificate of incorporation and our amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is part. We refer in this section to our amended and restated certificate of incorporation and amended and restated bylaws that we intend to adopt in connection with this offering as our certificate of incorporation and bylaws, respectively.
General
Upon completion of this offering, our authorized capital stock will consist of     shares of Class A common stock, $0.01 par value per share,     shares of Class B common stock, $0.01 par value per share, and     shares of blank check preferred stock, $0.01 par value per share, the rights, preferences and privileges of which may be designated from time to time by our board of directors.
Upon completion of this offering and after giving effect to the Corporate Reorganization, we will have outstanding:
•	shares of Class A common stock; and
•	shares of Class B common stock.
Our board of directors is authorized, without stockholder approval except as required by Nasdaq listing standards, to issue additional shares of our capital stock.
Class A Common Stock and Class B Common Stock
Except with respect to voting, transfer and conversion rights as described below and as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law, shares of Class A common stock and Class B common stock will have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters.
Voting Rights
Holders of our Class A common stock will be entitled to one vote per share on any matter that is submitted to a vote of our stockholders. Holders of our Class B common stock will be entitled to three votes per share on any matter that is submitted to a vote of our stockholders. Holders of shares of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by Delaware law.
Under Delaware law, holders of our Class A common stock or Class B common stock would be entitled to vote as a separate class if a proposed amendment to our amended and restated certificate of incorporation would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. As a result, in these limited instances, the holders of a majority of the Class A common stock could defeat any amendment to our amended and restated certificate of incorporation. For example, if a proposed amendment to our amended and restated certificate of incorporation provided for the Class A common stock to rank junior to the Class B common stock with respect to (1) any dividend or distribution, (2) the distribution of proceeds were we to be acquired or (3) any other right, Delaware law would require the vote of the holders of the Class A common stock. In this instance, the holders of a majority of Class A common stock could defeat that amendment to our amended and restated certificate of incorporation.
Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will not provide for cumulative voting for the election of directors.

Economic Rights
Except as otherwise will be expressly provided in our amended and restated certificate of incorporation that will be in effect on the completion of this offering or required by applicable law, all shares of Class A common stock and Class B common stock will have the same rights and privileges and rank equally, share ratably and be identical in all respects for all matters, including those described below.
Dividends and Distributions
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock will be entitled to share equally, identically and ratably, on a per share basis, with respect to any dividend or distribution of cash or property paid or distributed by us, unless different treatment of the shares of the affected class is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class. See “Dividend Policy” in this prospectus for additional information.
Liquidation Rights
On our liquidation, dissolution or winding-up, the holders of Class A common stock and Class B common stock will be entitled to share equally, identically and ratably in all assets remaining after the payment of any liabilities, liquidation preferences and accrued or declared but unpaid dividends, if any, with respect to any outstanding preferred stock, unless a different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class.
Change of Control Transactions
The holders of Class A common stock and Class B common stock will be treated equally and identically with respect to shares of Class A common stock or Class B common stock owned by them, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of the class treated differently, voting separately as a class, on (a) the closing of the sale, transfer or other disposition of all or substantially all of our assets, (b) the consummation of a consolidation, merger or reorganization which results in our voting securities outstanding immediately before the transaction (or the voting securities issued with respect to our voting securities outstanding immediately before the transaction) representing less than a majority of the combined voting power of our voting securities or the surviving or acquiring entity or (c) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons of our securities if, after closing, the transferee person or group would hold 50% or more of the outstanding voting power of our voting securities (or the surviving or acquiring entity). However, consideration to be paid or received by a holder of our common stock in connection with any such assets sale, consolidation, merger or reorganization under any employment, consulting, severance or other compensatory arrangement will be disregarded for the purposes of determining whether holders of our common stock are treated equally and identically.
Subdivisions and Combinations
If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, the outstanding shares of the other classes will be subdivided or combined in the same proportion and manner.
No Preemptive or Similar Rights
Our Class A common stock and Class B common stock are not entitled to preemptive rights and are not subject to conversion, redemption or sinking fund provisions, except for the conversion provisions with respect to the Class B common stock described below.
Conversion
Each share of Class B common stock is convertible at any time at the option of the holder of Class B common stock into one share of Class A common stock. After the completion of this offering, on any transfer of shares of Class B common stock, whether or not for value, each such transferred share will automatically convert into one share of Class A common stock, except for certain transfers described in our amended and restated

certificate of incorporation that will be in effect on the completion of this offering, including transfers for tax and estate planning purposes, so long as the transferring holder continues to hold sole voting and dispositive power with respect to the shares transferred. Once transferred and converted into Class A common stock, the Class B common stock may not be reissued.
Further, all of the shares of our Class B common stock will automatically convert into shares of Class A common stock upon the date when Mr. Zalupski and permitted transferees of our Class B common stock cease to hold shares of Class B common stock representing, in the aggregate, at least 10% or more of the total number of shares of Class A common stock and Class B common stock issued and outstanding.
Each share of Class A common stock is not convertible into any other shares of our capital stock.
Fully Paid and Non-Assessable
In connection with this offering, our legal counsel will opine that the shares of our Class A common stock to be issued in this offering will be fully paid and non-assessable.
Preferred Stock
Following the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to     shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series, and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.
Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of our common stock until our board of directors determines the specific rights attached to such preferred stock.
Anti-Takeover Effects of Provisions of our Certificate of Incorporation, our Bylaws and Delaware Law
Some provisions of Delaware law, and our amended and restated certificate of incorporation and our amended and restated bylaws described below, will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.
These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.
Section 203 of the Delaware General Corporation Law
In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, sale or lease of assets, issuance of securities or similar transaction by a corporation or subsidiary with an interested stockholder, including a person or group who beneficially owns 15% or more of the corporation’s voting stock, for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Section 203 of the DGCL permits corporations, in their certificate of incorporation, to opt out of the protections of Section 203 of the DGCL. Our amended and restated certificate of incorporation will provide that we have elected not to be subject to Section 203 of the DGCL for so long as Mr. Zalupski owns, directly or indirectly, at least 10% of the outstanding shares of our common stock. From and after the date that Mr. Zalupski ceases to own, directly or indirectly, at least 10% of the outstanding shares of our common stock, we will be governed by Section 203 of the DGCL.
Certificate of Incorporation and Bylaws to Be in Effect Upon the Completion of This Offering
No Cumulative Voting Rights
Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of our shares of common stock will be able to elect all of our directors.
Stockholder Action by Written Consent; Special Meetings of Stockholders
The DGCL permits stockholder action by written consent unless otherwise provided by our certificate of incorporation. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective on the completion of this offering will provide for stockholder actions at a duly called meeting of stockholders or, until such time as we no longer qualify as a controlled company under Nasdaq rules, by written consent. Our amended and restated bylaws will provide that special meetings of our stockholders may be called only by our board of directors or by stockholders owning at least 25% in amount of our entire capital stock issued and outstanding and entitled to vote on the election of directors.
Requirements for Advance Notification of Stockholder Nominations and Proposals
Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals, other than proposals made by or at the direction of our board of directors. Our amended and restated bylaws will also establish advance notice procedures with respect to the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or by a committee appointed by our board of directors.
Issuance of Undesignated Preferred Stock
Our amended and restated certificate of incorporation will authorize our board of directors, without further action by our stockholders, to issue shares of preferred stock in one or more series, and with respect to each series, to fix the number of shares constituting that series and to establish the rights and other terms of that series.
Number of Directors and Filling Vacancies
Our amended and restated certificate of incorporation will provide that the number of directors will be established by our board of directors, subject to a minimum of three members. In accordance with our amended and restated bylaws, we expect that our board of directors will consist of five members upon completion of this offering. In addition, vacancies on our board of directors or newly created directorships resulting from an increase in the number of our directors may be filled only by a majority of directors then in office, even though less than a quorum.
Amendment of Certificate of Incorporation and Bylaws
Our amended and restated certificate of incorporation will provide that our amended and restated certificate of incorporation may be amended by the affirmative vote of a majority of our board of directors. In addition, our amended and restated bylaws may be amended by the affirmative vote of a majority of our board of directors without stockholder approval.
The foregoing provisions will make it more difficult for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions, including the dual-class structure of our common stock, are intended to preserve our existing control structure after completion of this offering, permit us to continue to prioritize our long-term goals rather than short-term results, enhance the likelihood of continued stability in the composition of our board of directors and its policies and discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our Class A common stock that could result from actual or rumored takeover attempts.
Forum Selection
Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternate forum, the Court of Chancery of the State of Delaware will, to the fullest extent provided by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed to us or our stockholders by any of our directors, officers, other employees, agents or stockholders; (iii) any action asserting a claim against us arising under the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware (including, without limitation, any action asserting a claim arising out of or pursuant to our amended and restated bylaws); or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each case subject to such Court of Chancery of the State of Delaware having personal jurisdiction over the indispensable parties named as defendants. Additionally, our amended and restated certificate of incorporation will state that the foregoing provision will not apply to claims subject to exclusive jurisdiction in the federal courts, such as suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act or the rules and regulations thereunder. Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternate forum, the federal district courts of the United States will, to the fullest extent provided by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Although our amended and restated certificate of incorporation will contain the exclusive forum provisions described above, it is possible that a court could find that such provisions are inapplicable for a particular claim or action or that such provisions are unenforceable, and our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. To the fullest extent permitted by law, by becoming one of our stockholders, you will be deemed to have notice of, and have consented to, the provisions of our amended and restated certificate of incorporation related to choice of forum.
Limitations of Liability and Indemnification
See the section titled “Executive Compensation—Limitation of Liability and Indemnification Matters” in this prospectus for additional information.
Registration Rights
For a description of registration rights with respect to our Class A common stock, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock and Class B common stock is Broadridge Corporate Issuer Solutions, Inc. The transfer agent and registrar’s address is 1717 Arch St., Suite 1300, Philadelphia, Pennsylvania 19103.
Listing
We intend to apply to list our Class A common stock on the Nasdaq Global Select Market under the symbol “DFH.”

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, no public market existed for our capital stock. Future sales of substantial amounts of Class A common stock in the public market, the availability of shares for future sale or the perception that such sales may occur could adversely affect the market price of our Class A common stock and/or impair our ability to raise equity capital in the future.
Assuming an initial public offering price of $    per share (the midpoint of the price range set forth on the cover page of this prospectus), upon the completion of the Corporate Reorganization and this offering,     shares of our Class A common stock (or     shares of our Class A common stock if the underwriters exercise their option to purchase additional shares from us in full) and     shares of our Class B common stock will be outstanding.
Subject to the restrictions provided by the lock-up agreements described below, substantially all of the shares of Class A common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to our “affiliates,” as defined in Rule 144. The outstanding shares of our common stock held by existing stockholders are “restricted securities,” as defined in Rule 144. Restricted securities may be sold in the public market only if the offer and sale is registered under the Securities Act or if the offer and sale of those securities qualifies for exemption from registration, including exemptions provided by Rule 144 or Rule 701 under the Securities Act (“Rule 701”).
As a result of lock-up agreements described below and the provisions of Rule 144 and Rule 701, shares of our common stock will be available for sale in the public market as follows:
•	shares of our Class A common stock will be eligible for immediate sale upon the completion of this offering; and
•
approximately     shares of Class A common stock and     shares of our Class B common stock, upon conversion into shares of Class A common stock, will be eligible for sale upon expiration of the lock-up agreements described below, beginning 181 days after the date of this prospectus, subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144 and Rule 701.

We may issue shares of our capital stock from time to time for a variety of corporate purposes, including in capital-raising activities through future public offerings or private placements, in connection with the exercise of stock options and warrants, vesting of restricted stock units and other issuances relating to our employee benefit plans and as consideration for future acquisitions, investments or other purposes. The number of shares of our capital stock that we may issue may be significant, depending on the events surrounding such issuances. In some cases, the shares of our capital stock that we issue may be freely tradable without restriction or further registration under the Securities Act; in other cases, we may grant registration rights covering the shares issued in connection with these issuances, in which case the holders of the shares will have the right, under certain circumstances, to cause us to register any resale of such shares to the public.
Rule 144
In general, persons who have beneficially owned restricted shares of our common stock for at least six months, and any affiliate of ours who owns either restricted or unrestricted shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144.
Non-Affiliates
In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

Affiliates
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon the expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of either of the following:
•
1% of the number of shares of our Class A common stock then outstanding, which will equal approximately     shares immediately following the completion of this offering (or     shares if the underwriters exercise their option to purchase additional shares of our Class A common stock in full); or

•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
In general, under Rule 701, a person who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144 but without being required to comply with the holding period, notice, manner of sale, public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701, subject to the expiration of the lock-up agreements described below.
Lock-Up Agreements
In connection with this offering, we and our officers, directors and substantially all holders of our outstanding common stock and securities convertible into or exercisable for our common stock have agreed, or will agree, with the underwriters that, until 180 days after the date of this prospectus, we and they will not, without the prior written consent of BofA Securities, Inc. on behalf of the underwriters, (i) offer, sell or transfer any of our shares of common stock or securities convertible into or exchangeable for our common stock or (ii) enter into any swap or other agreement or transaction that transfers, directly or indirectly, the economic consequence of ownership of our shares of common stock or securities convertible into or exchangeable for our common stock.
The agreements do not contain any pre-established conditions to the waiver by BofA Securities, Inc. on behalf of the underwriters of any terms of the lock-up agreements. Any determination to release shares subject to the lock-up agreements would be based on a number of factors at the time of determination, including, but not necessarily limited to, the market price of the Class A common stock, the liquidity of the trading market for the Class A common stock, general market conditions, the number of shares proposed to be sold and the timing, purpose and terms of the proposed sale.
Registration Rights
In connection with this offering, we will become party to the Registration Rights Agreement with the Registration Rights Parties. Subject to certain conditions, the Registration Rights Agreement will provide Mr. Zalupski with the right to request certain “demand” registrations with respect to his combined personal holdings and shares held by POZ Holdings, Inc. The Registration Rights Parties will also have customary “piggy-back” registration rights. Following completion of this offering, the shares covered by such registration rights would represent approximately    % of our outstanding common stock (or approximately    % of our outstanding common stock if the underwriters exercise their option to purchase additional shares of our Class A common stock in full). These shares also may be sold under Rule 144, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates. For a description of the rights that the Registration Rights Parties will have to require us to register shares of common stock they own, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Equity Plans
Upon completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering all Class A common stock subject to outstanding equity awards or shares otherwise reserved for issuance in the future pursuant to our LTIP. Subject to Rule 144 volume and manner of sale limitations applicable to affiliates, shares registered under any registration statements will be immediately available for sale in the open market, except to the extent that the shares are subject to a lock-up agreement, vesting restrictions with us or other contractual restrictions.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following discussion is a summary of the material U.S. federal income tax considerations related to the ownership and disposition of our Class A common stock by a non-U.S. holder (as defined below) that acquires our Class A common stock in this offering and holds our Class A common stock as a “capital asset” (generally property held for investment). This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this summary. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.
This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, the alternative minimum tax, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:
•	banks, insurance companies or other financial institutions;
•	tax-exempt or governmental organizations;
•	qualified foreign pension funds (or any entities all of the interests of which are held by a qualified foreign pension fund);
•	dealers in securities;
•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;
•	partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;
•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;
•	persons that acquired our Class A common stock through a tax-qualified retirement plan;
•	certain former citizens or long-term residents of the United States; and
•	persons that hold our Class A common stock as part of a straddle, synthetic security, conversion transaction or other integrated investment or risk reduction transaction.
PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY RECENT CHANGES THERETO) TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Non-U.S. Holder Defined
For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our Class A common stock that is not, for U.S. federal income tax purposes, a partnership or any of the following:
•	an individual who is a citizen or resident of the United States;
•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or
•
a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our Class A common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the ownership and disposition of our Class A common stock by such partnership.
Distributions
As described in the section entitled “Dividend Policy,” we do not plan to pay dividends on our Class A common stock for the foreseeable future. However, in the event we do make distributions of cash or other property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our Class A common stock and thereafter as capital gain from the sale or exchange of such Class A common stock. See “—Gain on Disposition of Class A common stock” in this prospectus for additional information. Subject to the withholding requirements under FATCA (as defined below) and effectively connected dividends, each of which is discussed below, any dividend paid to a non-U.S. holder on our Class A common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the dividend, unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate of withholding, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate.
Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net-income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. tax withholding if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.
Gain on Disposition of Class A common stock
Subject to the discussions below under “—Backup Withholding and Information Reporting” and “—Additional Withholding Requirements under FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other disposition of our Class A common stock unless:
•
the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•
the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•
our Class A common stock constitutes a United States real property interest (“USRPI”) by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes, and, as a result, such gain is treated as being effectively connected with a trade or business conducted by the non-U.S. holder in the United States.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above generally will be taxed on a net-income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).
Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are, and expect to remain for the foreseeable future, a USRPHC for U.S. federal income tax purposes. However, as long as our Class A common stock continues to be regularly traded on an established securities market, only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition and the non-U.S. holder’s holding period for the Class A common stock, more than 5% of our Class A common stock will be subject to tax with respect to gain realized on the disposition of our Class A common stock as a result of our status as a USRPHC. If our Class A common stock were not considered to be regularly traded on an established securities market during the calendar year in which the relevant disposition by a non-U.S. holder occurred, such holder (regardless of the percentage of our Class A common stock owned) would be subject to U.S. federal income tax on the taxable disposition of our Class A common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition.
Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our Class A common stock.
Backup Withholding and Information Reporting
Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).
Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our Class A common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at a 24% rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our Class A common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our Class A common stock effected outside the United States by such a broker if it has certain relationships within the United States.
Backup withholding is not an additional tax. Rather, the U.S. income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.
Additional Withholding Requirements under FATCA
Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”), generally impose U.S. federal withholding tax at a rate of 30% on dividends on, and the gross proceeds from, a sale or other disposition of our Class A common stock paid to a “foreign financial institution” (as specially defined under FATCA), unless otherwise provided by the Treasury Secretary or such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes that an exemption to such rule applies. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on, and the gross proceeds from, a sale or other disposition of our Class A common stock paid to a “non-financial foreign entity” (as specially defined under FATCA for purposes of these rules) unless otherwise provided by the Treasury Secretary or such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes and certifies that an exemption to such rule applies. The withholding provisions under FATCA generally apply to dividends on our Class A common stock. The Treasury Secretary has issued proposed regulations providing that the withholding provisions under FATCA do not apply with respect to the gross proceeds from a sale or other disposition of our Class A common stock, which may be relied upon by taxpayers until final regulations are issued. An intergovernmental agreement between the United States and a non-U.S. holder’s country of tax residence may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our Class A common stock.
INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY RECENT CHANGES THERETO) TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

UNDERWRITING
BofA Securities, Inc. is acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of Class A common stock set forth opposite its name below.
Number of Shares
Underwriter
BofA Securities, Inc.

Total
Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares of Class A common stock sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
The underwriters are offering the shares of Class A common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commissions and Discounts
The representatives have advised us that the underwriters propose initially to offer the shares of Class A common stock to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $    per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.
The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares of Class A common stock.
	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses	$	$	$
The expenses of this offering, not including the underwriting discount, are estimated at $   and are payable by us. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority (“FINRA”) up to $    . The underwriters have agreed to reimburse us for certain expenses incurred in connection with this offering.
Option to Purchase Additional Shares
We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to    additional shares of Class A common stock at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares of Class A common stock proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Shares
At our request, the Reserved Shares Underwriter has reserved for sale, at the initial public offering price, up to    shares of Class A common stock or up to    % of the Class A common stock offered by this prospectus for sale to some of our directors, officers, employees, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares of Class A common stock available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of Class A common stock offered by this prospectus. Shares purchased by our directors and officers in the reserved share program will be subject to lock-up restrictions described in this prospectus. The Reserved Share Underwriter will receive the same underwriting discount on any shares purchased pursuant to this program as they will on any other shares sold to the public in this offering. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the reserved shares.
No Sales of Similar Securities
We, our officers and directors and record holders of substantially all of our Class A common stock and Class B common stock have agreed not to sell or transfer any Class A common stock or securities convertible into, exchangeable for, exercisable for or repayable with Class A common stock, for 180 days after the date of this prospectus without first obtaining the written consent of BofA Securities, Inc. Specifically, we and these other persons have agreed, with certain limited exceptions described below, not to directly or indirectly:
•	offer, pledge, sell or contract to sell any shares of our Class A common stock,
•	sell any option or contract to purchase any shares of our Class A common stock,
•	purchase any option or contract to sell any shares of our Class A common stock,
•	grant any option, right or warrant to purchase any shares of our Class A common stock,
•	transfer, or otherwise dispose of, any shares of our Class A common stock,
•	request or demand that we file or make a confidential submission of a registration statement related to the shares of our Class A common stock or
•
enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of our Class A common stock, whether any such swap or other agreement is to be settled by delivery of our Class A common stock or other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph do not apply to our executive officers and directors and holders of substantially all of our Class A common stock and Class B common stock with respect to:
•	the sale of any of our Class A common stock to the underwriters pursuant to the underwriting agreement;
•	any transfer or sale in connection with, and as contemplated by, the Corporate Reorganization;
•	a bona fide gift or charitable contribution; provided, that no filing under Section 16(a) of the Exchange Act is required;
•
transfers upon death or by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family member of such person upon the death of such person;

•	bona fide tax or estate planning purposes; provided, that no filing under Section 16(a) of the Exchange Act is required;
•
transfers to the immediate family of such person or any trust, partnership, limited liability company or other entity for the direct or indirect benefit of such person, or if such person is a trust, to any beneficiary of such trust; provided, that no filing under Section 16(a) of the Exchange Act is required;

•	distributions to limited partners, general partners, members, stockholders or other equity holders; provided, that no filing under Section 16(a) of the Exchange Act is required;

•	transfers to such person’s affiliates or to any investment fund or other entity controlled or managed by such person; provided, that no filing under Section 16(a) of the Exchange Act is required;
•	transfers pursuant to an order of a court or regulatory agency;
•
transfers to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under the exceptions described above; provided, that no filing under Section 16(a) of the Exchange Act is required;

•	transfers upon the exercise of any rights to purchase, exchange or convert any stock options granted pursuant to the Company’s equity incentive plans described in this prospectus;
•	transfers to the Company in connection with the termination of such person’s employment or other service with the Company;
•
transfers after the completion of this offering, pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction approved by the Company’s board of directors and made to all holders of the Company’s securities involving a change of control of the Company;

•
transfers to the Company or its subsidiaries (a) in connection with the repurchase of such person’s Class A or Class B common stock, as applicable, upon death or disability pursuant to an employment agreement or equity award granted pursuant to the Company’s equity incentive plans described in this prospectus, (b) pursuant to arrangements described in this prospectus under which the Company has the option to repurchase such shares or a right of first refusal with respect to transfers of such securities, or (c) in the exercise of outstanding options, warrants, restricted stock units or other equity interests, including transfers deemed to occur upon the “net” or “cashless” exercise of options or for the sole purpose of paying the exercise price of such options, warrants, restricted stock units or other equity interests or for paying taxes (including estimated taxes) due as a result of the exercise of such options, warrants, restricted stock units or other equity interests or as a result of the vesting of our Common Stock under restricted stock awards, in each case pursuant to the Company’s equity incentive plans or other arrangements disclosed in this prospectus; provided, that for each of (a), (b) and (c) above, no filing under Section 16(a) of the Exchange Act is required; and

•
the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act; provided, that such plan does not provide for the transfer of the lock-up securities, as described in the paragraph below, during the 180-day lock-up period.

These lock-up provisions apply to shares of our Class A common stock and to securities convertible into, exchangeable for, exercisable for or repayable with shares of our Class A common stock. It also applies to Class A common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.
Nasdaq Global Select Market Listing
We expect the shares of Class A common stock to be approved for listing on the Nasdaq Global Select Market, subject to notice of issuance, under the symbol “DFH.”
Before this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined through negotiations between us and the representative. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:
•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,
•	our financial information,
•	the history of, and the prospects for, our company and the industry in which we compete,
•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,
•	the present state of our development and
•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for our Class A common stock may not develop. It is also possible that, after the offering, our Class A common stock will not trade in the public market at or above the initial public offering price.
The underwriters do not expect to sell more than 5% of our Class A common stock in the aggregate to accounts over which they exercise discretionary authority.
Price Stabilization, Short Positions and Penalty Bids
Until the distribution of the shares of Class A common stock is completed, SEC rules may limit underwriters and selling group members from bidding for, and purchasing, our Class A common stock. However, the representatives may engage in transactions that stabilize the price of the Class A common stock, such as bids or purchases to peg, fix or maintain that price.
In connection with this offering, the underwriters may purchase and sell our shares of Class A common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares of our Class A common stock than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of Class A common stock described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of Class A common stock or purchasing these shares in the open market. In determining the source of Class A common stock to close out the covered short position, the underwriters will consider, among other things, the price of the Class A common stock available for purchase in the open market as compared to the price at which they may purchase such shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares of Class A common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of our Class A common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares of Class A common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.
Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.
Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Electronic Distribution
In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.
Other Relationships
Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
European Economic Area and the United Kingdom
In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no shares of Class A common stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of Class A common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of Class A common stock may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;
(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of Class A common stock shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
Each person in a Relevant State who initially acquires any Class A common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the representative that it is a qualified investor within the meaning of the Prospectus Regulation.
In the case of any shares of Class A common stock being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of Class A common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the representative has been obtained to each such proposed offer or resale.
The Company, the representative and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares of Class A common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of Class A common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
References to the Prospectus Regulation includes, in relation to the UK, the Prospectus Regulation as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018.
The above selling restriction is in addition to any other selling restrictions set out below.
Notice to Prospective Investors in the United Kingdom
This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion

Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.
Notice to Prospective Investors in Switzerland
The shares of Class A common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX listing rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares of Class A common stock or this offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to this offering, us or the shares of Class A common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares of Class A common stock will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares of Class A common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of Class A common stock.
Notice to Prospective Investors in the Dubai International Financial Centre
This prospectus relates to an Exempt Offer (as defined under the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”)) in accordance with the Offered Securities Rules of the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The shares of Class A common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares of Class A common stock offered should conduct their own due diligence. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.
Notice to Prospective Investors in Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”) and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares of Class A common stock may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares of Class A common stock without disclosure to investors under Chapter 6D of the Corporations Act.
The shares of Class A common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act, or otherwise, or where the offer is pursuant to a disclosure document that complies with Chapter 6D of the Corporations Act. Any person acquiring shares of Class A common stock must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances and, if necessary, seek expert advice on those matters.
Notice to Prospective Investors in Hong Kong
The shares of Class A common stock have not been offered or sold, and will not be offered or sold, in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that ordinance. No advertisement, invitation or document relating to the shares of Class A common stock has been, or may be issued, or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors.
Notice to Prospective Investors in Japan
The shares of Class A common stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.
Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares of Class A common stock were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of Class A common stock has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of Class A common stock pursuant to an offer made under Section 275 of the SFA except:
(a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
(b)	where no consideration is or will be given for the transfer;
(c)	where the transfer is by operation of law; or
(d)	as specified in Section 276(7) of the SFA.
Notice to Prospective Investors in Canada
The shares of Class A common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of Class A common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable Canadian securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS
The validity of our Class A common stock offered by this prospectus will be passed upon for us by Baker Botts L.L.P., Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.
EXPERTS
The balance sheet of Dream Finders Homes, Inc. as of September 11, 2020 included in this prospectus has been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The financial statements of Dream Finders Holdings LLC as of December 31, 2019 and December 31, 2018 and for each of the two years in the period ended December 31, 2019 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The financial statements of H&H Constructors of Fayetteville, LLC as of December 31, 2019 and 2018 and for each of the years ended December 31, 2019 and 2018 included in this prospectus have been so included in reliance on the report of Yount, Hyde and Barbour, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
Unless otherwise indicated, all statistical and economic market data included in this prospectus, and in particular in the sections entitled “Prospectus Summary—Market Opportunity” and “Market Opportunity,” is derived from market information prepared for us by JBREC, a nationally recognized independent research provider and consulting firm, and is included in this prospectus in reliance on JBREC’s authority as an expert in such matters. We have paid JBREC a fee of $37,500 for its services, plus an amount charged at an hourly rate for additional information we may require from JBREC from time to time in connection with its services.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 with respect to the Class A common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement because some parts have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our Class A common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to herein are not necessarily complete; reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified by reference to the exhibit to the registration statement. You can read the registration statement at the SEC’s website at www.sec.gov.
After we have completed this offering, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to make these filings available on our website once this offering is completed. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the SEC, or you can review these documents on the SEC’s website, as described above. In addition, we will provide electronic or paper copies of our filings free of charge upon request.

INDEX TO FINANCIAL STATEMENTS
Dream Finders Homes, Inc. Historical Financial Statements
Report of Independent Registered Public Accounting Firm	F-1
Balance Sheet as of September 11, 2020	F-2
Notes to the Balance Sheet	F-3

Dream Finders Holdings LLC (Predecessor) Historical Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-4
Consolidated Balance Sheets as of June 30, 2020 (unaudited) and December 31, 2019 and 2018	F-5
Consolidated Statements of Comprehensive Income for the six months ended June 30, 2020 (unaudited) and 2019 (unaudited) and the years ended December 31, 2019 and 2018	F-6
Consolidated Statements of Members’ Equity and Mezzanine Equity from December 31, 2017 to June 30, 2020 (unaudited)	F-7
Consolidated Statements of Cash Flows for the six months ended June 30, 2020 (unaudited) and 2019 (unaudited) and the years ended December 31, 2019 and 2018	F-8
Notes to the Consolidated Financial Statements for the six months ended June 30, 2020 (unaudited) and 2019 (unaudited) and the years ended December 31, 2019 and 2018	F-10

H&H Constructors of Fayetteville, LLC Historical Financial Statements
Report of Independent Registered Public Accounting Firm	F-37
Balance Sheets as of June 30, 2020 (unaudited) and December 31, 2019	F-38
Statements of Comprehensive Income for the six months ended June 30, 2020 (unaudited) and 2019 (unaudited)	F-39
Statements of Changes in Member’s Equity from December 31, 2019 to June 30, 2020 (unaudited)	F-40
Statements of Cash Flows for the six months ended June 30, 2020 (unaudited) and 2019 (unaudited)	F-41
Notes to the Financial Statements for the six months ended June 30, 2020 (unaudited) and 2019 (unaudited)	F-42
Report of Independent Registered Public Accounting Firm	F-49
Balance Sheet as of December 31, 2019	F-50
Statement of Comprehensive Income for the year ended December 31, 2019	F-51
Statement of Changes in Member’s Equity from December 31, 2018 to December 31, 2019	F-52
Statement of Cash Flows for the year ended December 31, 2019	F-53
Notes to the Financial Statements for the year ended December 31, 2019	F-54
F-i

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of Dream Finders Homes, Inc.
Opinion on the Financial Statement – Balance Sheet
We have audited the accompanying balance sheet of Dream Finders Homes, Inc. (the “Company”) as of September 11, 2020, including the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 11, 2020 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
The financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit of this financial statement in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Jacksonville, Florida
October 13, 2020

We have served as the Company’s auditor since 2019.

DREAM FINDERS HOMES, INC.
BALANCE SHEET
September 11, 2020

ASSETS
Cash and cash equivalents	$ —
Total assets	—

Commitments and contingencies (Note 3)	—

Stock Holders’ Equity
Common Stock $0.01 per share, 1,000 shares authorized, no shares issued or outstanding	—
Total stockholders equity	$—
See Accompanying Notes to Balance Sheet.

DREAM FINDERS HOMES, INC.
Notes to Balance Sheet
1. Business and Basis of Presentation
DREAM FINDERS HOMES, Inc. (the “Company”) was incorporated in the state of Delaware on September 11, 2020. The Company was formed for the purpose of completing an initial public offering of its common stock and related transactions in order to carry on the business of DREAM FINDERS HOLDINGS, LLC as a publicly-traded entity.
The accompanying balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America. Statements of comprehensive income, stockholders’ equity and cash flows have not been presented because the Company has not engaged in any business or other activities except in connection with its formation.
2. Stockholders’ Equity
The Company is authorized to issue 1,000 shares of stock with the par value of $0.01 per share.
3. Commitments and Contingencies
The Company may be subject to legal proceedings that arise in the ordinary course of business. There are currently no proceedings to which the Company is a party, nor does the Company have knowledge of any proceedings that are threatened against the Company.
4. Subsequent Events
We have evaluated subsequent events through September 11, 2020, the date on which our audited balance sheet was issued.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of Dream Finders Holdings LLC
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Dream Finders Holdings LLC and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income, of members’ equity and mezzanine equity, and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Jacksonville, Florida
October 13, 2020
We have served as the Company’s auditor since 2019.

Dream Finders Holdings LLC and Subsidiaries
Consolidated Balance Sheets
June 30, 2020, December 31, 2019 and 2018
	June 30,	December 31,
	2020	2019	2018
	(unaudited)
ASSETS
Cash and cash equivalents	$35,057,235	$44,007,245	$19,809,055
Restricted cash (VIE amounts of $5,681,148, $8,726,015 and $8,346,403)	21,998,791	24,721,169	16,823,553
Inventories:
Construction in progress and finished homes	326,636,537	273,389,050	209,474,803
Joint venture owned land and lots (VIE amounts of $41,646,341, $38,080,738, and $23,532,857)	41,646,391	38,080,738	23,552,249
Company owned land and lots	40,235,847	52,597,242	60,696,181
Lot deposits	24,601,324	24,447,707	13,231,456
Equity method investments	6,767,059	8,354,212	6,255,080
Property and equipment, net	4,285,534	3,996,262	3,764,396
Operating lease right-of-use assets	13,580,382	15,099,368	14,487,903
Finance lease right-of-use assets	414,970	494,149	1,928,327
Goodwill	12,208,783	12,208,783	—
Other assets (VIE amounts of $2,915,895, $4,788,117, and $4,379,495)	19,386,711	17,523,525	5,422,608
Total assets	546,819,564	514,919,450	375,445,611

LIABILITIES
Accounts payable (VIE amounts of $682,572, $793,546, and $2,587,058)	31,224,988	37,752,306	31,890,528
Accrued expenses (VIE amounts of $9,362,986, $9,642,341 and $3,615,802)	43,069,338	42,409,513	48,291,342
Customer deposits	21,992,451	20,203,750	11,769,017
Construction lines of credit	248,119,636	217,667,344	163,213,181
Notes payable (VIE amounts of $10,042,915, $9,034,970 and $1,573,090)	10,714,915	14,346,124	12,663,154
Operating lease liabilities	13,672,272	15,081,737	14,242,646
Finance lease liabilities	422,818	498,691	1,942,018
Contingent consideration	5,785,510	5,468,738	—
Total liabilities	375,001,928	353,428,203	284,011,886
Commitments and contingencies (Note 8)

MEZZANINE EQUITY
Preferred mezzanine equity	54,034,479	58,269,166	15,875,538
Common mezzanine equity	17,519,137	16,248,246	13,534,739
Total mezzanine equity	71,553,616	74,517,412	29,410,277

MEMBERS’ EQUITY
Common members’ equity	68,854,097	56,502,464	33,093,591
Total members’ equity	68,854,097	56,502,464	33,093,591
Non-controlling interests	31,409,923	30,471,371	28,929,857
Total liabilities, mezzanine equity and equity	$546,819,564	$514,919,450	$375,445,611
The accompanying notes are an integral part of these consolidated financial statements.

Dream Finders Holdings LLC and Subsidiaries
Consolidated Statements of Comprehensive Income
June 30, 2020 and 2019, and December 31, 2019 and 2018
	For the Six Months Ended June 30,		For the Year Ended December 31,
	2020	2019	2019	2018
	(unaudited)	(unaudited)
Revenues	$388,539,561	$308,419,760	$744,292,323	$522,258,473
Cost of sales	334,982,320	267,455,461	641,340,496	454,402,820
Selling, general and administrative expense	34,897,854	24,876,021	58,733,781	43,545,254
Income from equity in earnings of unconsolidated entities	(3,286,090)	(854,258)	(2,208,182)	(1,271,303)
Gain on sale of assets	(34,295)	(19,500)	(28,652)	(3,293,187)
Other Income	(919,214)	(1,224,535)	(2,447,879)	(3,016,273)
Other expense	2,555,837	1,156,628	3,783,526	7,947,641
Interest expense	81,653	81,526	221,449	682,152
Net and comprehensive income	$20,261,496	$16,948,417	$44,897,784	$23,261,369
Net and comprehensive income attributable to noncontrolling interests	(1,957,361)	(2,477,906)	(5,706,518)	(5,939,015)
Net and comprehensive income attributable to Dream Finders Holdings LLC	$18,304,135	$14,470,511	$39,191,266	$17,322,354

Earnings per unit
Basic	$161.99	$128.04	$353.40	$170.92
Diluted	$161.80	$128.04	$353.40	$170.92
Weighted-average number of units
Basic	99,065	97,830	97,830	97,830
Diluted	99,896	97,830	97,830	97,830
Pro forma information (unaudited-see Note 16):
Income before income taxes	20,261,496	16,948,417	44,897,784	23,261,369
Pro forma income tax expense	4,576,034	3,617,628	9,797,817	4,330,589
Pro forma net income and comprehensive income	$15,685,462	$13,330,789	$35,099,967	$18,930,780
Less: Pro forma net income and comprehensive income attributable to non-controlling interest	(1,957,361)	(2,477,906)	(5,706,518)	(5,939,015)
Pro forma net income and comprehensive income attributable to Dream Finders Holdings LLC	$13,728,101	$10,852,883	$29,393,449	$12,991,765
Pro forma earnings per unit
Basic	$115.80	$91.06	$253.25	$126.66
Diluted	$115.80	$91.06	$253.25	$126.66
Pro forma weighted average number of units
Basic	99,065	97,830	97,830	97,830
Diluted	99,065	97,830	97,830	97,830
The accompanying notes are an integral part of these consolidated financial statements.

Dream Finders Holdings LLC and Subsidiaries
Consolidated Statements of Members’ Equity and Mezzanine Equity
June 30, 2020 and 2019, and December 31, 2019 and 2018
	Redeemable Preferred Units Mezzanine		Redeemable Common Units Mezzanine		Common Units Members’		DFH Total Mezzanine and Members’		Total Non-Controlling Interests	Total Equity
	Units	Amount	Units	Amount	Units	Amount	Units	Amount
Balance December 31, 2017	22,543	$13,476,173	4,602	$10,000,000	76,630	$30,574,101	103,775	$54,050,275	$19,411,602	$73,461,877
Unit compensation	—	—	—	—	—	895,610	—	895,610	—	895,610
Contributions	27,000	26,530,504	1,172	2,547,757	25	1	28,197	29,078,262	—	29,078,262
Member Receivable	—	(26,530,505)	—	—	—	—	—	(26,530,505)	—	(26,530,505)
Contribution from non-controlling interests	—	—	—	—	—	—	—	—	12,523,547	12,523,547
Conversion of units	—	—	—	—	—	—	—	—	—	—
Distributions	—	(776,567)	—	—	—	(11,535,561)	—	(12,312,128)	(8,944,307)	(21,256,435)
Net income	—	3,175,932	—	986,982	—	13,159,440	—	17,322,354	5,939,015	23,261,369
Balance December 31, 2018	49,543	15,875,538	5,774	13,534,739	76,655	33,093,591	131,972	62,503,868	28,929,857	91,433,725
Unit compensation	—	—	—	—	—	895,000	—	895,000	—	895,000
Contributions	12	38,530,505	—	—	—	—	12	38,530,505	—	38,530,505
Contribution from non-controlling interests	—	—	—	—	—	—	—	—	9,783,372	9,783,372
Conversion of units	—	—	—	—	—	—	—	—	—	—
Distributions	—	(2,235,752)	—	(401,296)	—	(7,463,714)	—	(10,100,763)	(13,948,376)	(24,049,139)
Net income	—	6,098,876	—	3,114,803	—	29,977,587	—	39,191,266	5,706,518	44,897,784
Balance December 31, 2019	49,555	$58,269,166	5,774	$16,248,246	76,655	$56,502,464	131,984	$131,019,876	$30,471,371	$161,491,247
	Redeemable Preferred Units Mezzanine		Redeemable Common Units Mezzanine		Common Units Members’		DFH Total Mezzanine and Members’		Total Non-Controlling Interests	Total Equity
	Units	Amount	Units	Amount	Units	Amount	Units	Amount
Balance December 31, 2018	49,543	$15,875,538	5,774	$13,534,739	76,655	$33,093,591	131,972	$62,503,868	$28,929,857	$91,433,725
Unit compensation (unaudited)	—	—	—	—	—	298,333	—	298,333	—	298,333
Contributions (unaudited)	12	38,530,505	—	—	—	—	12	38,530,505	—	38,530,505
Contribution from non-controlling interests (unaudited)	—	—	—	—	—	—	—	—	7,740,694	7,740,694
Conversion of units (unaudited)	—	—	—	—	—	—	—	—	—	—
Distributions (unaudited)	—	(816,340)	—	—	—	(2,353,686)	—	(3,170,026)	(8,432,487)	(11,602,513)
Net income (unaudited)	—	2,011,700	—	835,459	—	11,623,352	—	14,470,511	2,477,906	16,948,417
Balance June 30, 2019 (unaudited)	49,555	$55,601,403	5,774	$14,370,198	76,655	$42,661,590	131,984	$112,633,191	$30,715,970	$143,349,161
	Redeemable Preferred Units Mezzanine		Redeemable Common Units Mezzanine		Common Units Members’		DFH Total Mezzanine and Members’		Total Non-Controlling Interests	Total Equity
	Units	Amount	Units	Amount	Units	Amount	Units	Amount
Balance December 31, 2019	49,555	$58,269,166	5,774	$16,248,246	76,655	$56,502,464	131,984	$131,019,876	$30,471,371	$161,491,247
Unit compensation (unaudited)	—	—	—	—	—	447,500	—	447,500	—	447,500
Contributions (unaudited)	—	—	1,236	—	—	(1)	1,236	(1)	—	(1)
Contribution from non-controlling interests (unaudited)	—	—	—	—	—	—	—	—	3,558,328	3,558,328
Conversion of units (unaudited)	—	—	—	—	—	—	—	—	—	—
Redemptions (unaudited)	(1,006)	(7,000,000)	—	—	—	—	(1,006)	(7,000,000)	—	(7,000,000)
Distributions (unaudited)	—	(344,591)	—	—	—	(2,019,206)	—	(2,363,797)	(4,577,137)	(6,940,934)
Net income (unaudited)	—	3,109,904	—	1,270,891	—	13,923,340	—	18,304,135	1,957,361	20,261,496
Balance June 30, 2020 (unaudited)	48,549	$54,034,479	7,010	$17,519,137	76,655	$68,854,097	132,214	$140,407,713	$31,409,923	$171,817,636
The accompanying notes are an integral part of these consolidated financial statements.

Dream Finders Holdings LLC and Subsidiaries
Consolidated Statements of Cash Flows
June 30, 2020 and 2019, and December 31, 2019 and 2018
	For the Six Months Ended June 30,		For the Year Ended December 31,
	2020	2019	2019	2018
	(unaudited)	(unaudited)
Cash flows from operating activities
Net income (loss)	20,261,496	16,948,417	44,897,784	23,261,369
Adjustments to reconcile net income (loss) to net cash used in operating activities
Depreciation	1,644,234	1,515,125	3,035,451	2,270,710
Gain (Loss) on sale of property and equipment	(34,295)	(19,500)	(28,652)	(3,293,187)
Amortization of debt issue costs	1,007,022	1,224,259	2,318,286	3,084,988
Amortization of ROU operating lease	1,652,188	1,088,905	2,622,569	1,281,899
Amortization of ROU finance lease	79,179	183,120	366,241	394,952
Unit compensation expense	447,500	298,333	895,000	895,610
Income from equity method investments, net distributions received	(1,153,868)	180,828	(86,242)	(356,853)
Remeasurement of contingent consideration	316,772	—	(3,944,030)	—
Changes in operating assets and liabilities
Inventories	(44,451,745)	(31,454,753)	(30,902,010)	(66,493,984)
Lot deposits	(153,617)	(931,610)	(11,216,250)	(3,277,311)
Other assets	(1,863,186)	(12,545,576)	(7,915,636)	(1,281,886)
Accounts payable and accrued expenses	(5,997,441)	(2,642,500)	19,398,115	48,263,881
Customer deposits	1,788,697	3,443,181	6,792,918	(5,733,074)
Operating lease liabilities	(1,542,667)	(968,614)	(2,394,942)	(1,527,156)
Net cash provided by (used in) operating activities	(27,999,731)	(23,680,385)	23,838,602	(2,510,042)

Cash flows from investing activities
Purchase of property and equipment	(1,899,210)	(839,320)	(2,892,130)	(10,161,587)
Proceeds from disposal of property and equipment	—	23,851	91,397	14,545,516
Investments in equity method investments	(1,151,330)	(809,364)	(2,717,593)	(5,300,372)
Return of investments from equity method investments	3,892,354	723,228	704,703	3,545,973
Business combinations, net of cash acquired	—	(13,006,396)	(13,006,396)	—
Net cash provided by (used in) investing activities	841,814	(13,908,001)	(17,820,019)	2,629,530

Cash flows from financing activities
Proceeds from construction lines of credit	290,977,833	264,462,517	550,865,562	453,181,765
Principal payments on construction lines of credit	(261,002,424)	(229,073,306)	(522,926,492)	(427,693,487)
Proceeds from notes payable	3,963,930	10,148,232	12,696,227	13,189,038
Principal payments on notes payable	(7,610,584)	(8,301,120)	(11,454,898)	(33,045,275)
Payment of debt issue costs	(514,695)	(1,136,683)	(2,264,196)	(2,087,193)
Payments on finance leases	(75,873)	(164,698)	(375,390)	(381,263)
Contribution from non-controlling interests	3,558,328	7,740,694	9,783,371	12,523,547
Distribution to non-controlling interests	(4,577,137)	(8,432,487)	(13,948,375)	(8,944,307)
Contributions	—	12,000,000	12,000,000	2,547,762
Distributions	(2,233,849)	(1,965,693)	(8,298,586)	(11,711,313)
Redemptions	(7,000,000)	—	—	—
Net cash provided by (used in) financing activities	15,485,529	45,277,456	26,077,223	(2,420,726)
The accompanying notes are an integral part of these consolidated financial statements.

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2020	2019	2019	2018
	(unaudited)	(unaudited)
Net increase (decrease) in cash, cash equivalents and restricted cash	(11,672,388)	7,689,070	32,095,806	(2,301,238)
Cash, cash equivalents and restricted cash at beginning of year	68,728,414	36,632,608	36,632,608	38,933,846
Cash, cash equivalents and restricted cash at end of year	57,056,026	44,321,678	68,728,414	36,632,608

Supplemental disclosure of cash flow information:
Cash paid for interest, net of amounts capitalized	97,592	121,430	299,689	388,998

Non cash financing activities
Contingent consideration	—	9,412,768	9,412,768	—
Leased assets obtained in exchange for new operating lease liabilities	133,202	981,154	3,234,033	13,914,567
Leased assets obtained in exchange for new finance lease liabilities	—	—	—	1,670,768
Preferred issuance	—	—	—	27,000,000
Accrued distributions	129,948	1,204,333	1,802,177	600,815
Total Non cash financing activities	263,150	11,598,256	14,448,978	43,186,149

Reconciliation of cash, restriced cash, and cash equivalents
Restricted cash	$21,998,791	$23,457,152	$24,721,169	$16,823,553
Cash and cash equivalents	35,057,235	20,864,527	44,007,245	19,809,055

Total cash, cash equivalents and restricted cash shown on the statement of cash flows	57,056,026	44,321,678	68,728,414	36,632,608
The accompanying notes are an integral part of these consolidated financial statements.

Dream Finders Holdings LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2020 and 2019, and December 31, 2019 and 2018
1.	Nature of Business and Significant Accounting Policies
Nature of Business
Dream Finders Holdings LLC, a Florida limited liability company and its subsidiaries (collectively the “Company”), operates as a general contractor engaged in the construction and sale of residential homes and speculative homes in Central and Northeast Florida, Southeast Georgia, South Carolina, Colorado, Texas and the Washington DC metro area.
The consolidated financial statements of the Company include Dream Finders Holdings LLC (the “Parent”) and its wholly owned subsidiaries Dream Finders Homes LLC, DFH Land LLC, DFH Greyhawk LLC, DFH Wildwood LLC, DFH Corona LLC, DFH John’s Landing LLC, DFH Magnolia LLC, DFH Mandarin LLC, DFH Mandarin Land Holding LLC, DFH Office LLC, DFH Savannah LLC, Dream Finders Title LLC, HM7 JV Owner LLC, PSJ JV Owner LLC, ANT JV Owner LLC, VPH LLC, and Ventures LLC (the “Subsidiaries”) as well as partially owned subsidiaries Jet Home Loans LLC, DFH Leyden LLC, DFH Amelia LLC, DFH Clover LLC, DFH Leyden II LLC, DFH MOF Eagle Landing LLC, DCE DFH JV LLC, DFH Capital LLC, DFC Mandarin Estates LLC, DFC Wilford LLC, DFC East Village LLC, DFC Seminole Crossing LLC, DFC Amelia Phase III LLC, DFC Beachwalk LLC, DFC Blackburn LLC, DFC Goose Creek LLC, DFC Sterling Ranch LLC, and DFC Grand Landings LLC.
The following is a description of the significant accounting policies and practices, which conform with accounting principles generally accepted in the United States of America (U.S. GAAP).
Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Dream Finders Holdings LLC, its wholly owned subsidiaries and the Company’s investments that qualify for consolidation treatment (see Note 11). All intercompany accounts and transactions have been eliminated in consolidation. There are no other components of comprehensive income not already reflected in net income on our Consolidated Statements of Comprehensive Income.
Unaudited Interim Consolidated Financial Statements
The accompanying interim Consolidated Balance Sheet as of June 30, 2020, the interim Consolidated Statements of Comprehensive Income and Cash Flows for the six months ended June 30, 2020 and 2019, and the interim Consolidated Statements of Members’ Equity and Mezzanine Equity for the six months ended June 30, 2020 and 2019, and amounts relating to the interim periods included in the accompanying notes to the interim Consolidated Financial Statements are unaudited. The unaudited interim Consolidated Financial Statements have been prepared on the same basis as the audited Consolidated Financial Statements, and in management’s opinion, include all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the Company’s Consolidated Balance Sheet as of June 30, 2020 and its results of operations and cash flows for the six months ended June 30, 2020 and 2019. The results for the six months ended June 30, 2020, are not necessarily indicative of the results expected for the fiscal year or any other periods. The Company has prepared these unaudited condensed consolidated financial statements in accordance with Regulation S-X of the SEC. Accordingly, the unaudited condensed consolidated financial statements do not include all information and disclosures required by U.S. GAAP for annual financial statements.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the valuation and impairment of goodwill, impairment of inventories and business combination estimates. Actual results could differ materially from those estimates.

Dream Finders Holdings LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2020 and 2019, and December 31, 2019 and 2018

Cash and Cash Equivalents
Cash and cash equivalents consist of highly liquid instruments, with original maturities of three months or less. At various times throughout the year, the Company may have cash deposited with financial institutions that exceed the federally insured deposit amount. Management reviews the financial viability of these financial institutions on a periodic basis and does not anticipate nonperformance by the financial institutions. The Company had $6,513,336 (unaudited), $18,617,105 and $2,768 of cash and cash equivalents in interest bearing money market accounts at June 30, 2020 and December 31, 2019 and 2018, respectively.
Restricted Cash
Restricted cash represents funds held in accounts that are restricted for specific purposes. Restricted cash at June 30, 2020, includes $0 (unaudited) of funds restricted as an interest reserve relating to the note payables, $16,178,712 (unaudited) of escrow monies held in the title company, and $5,820,079 (unaudited) of funds related to specific future projects. Restricted cash at December 31, 2019, includes $492,681 of funds restricted as an interest reserve relating to the note payables, $15,363,543 of escrow monies held in the title company, and $8,864,945 of funds related to specific future projects. Restricted cash at December 31, 2018, includes $703,905 of funds restricted as an interest reserve, $13,346,681 of escrow monies held in the title company and $2,772,967 of funds related to specific future projects.
Revenue Recognition
In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU 2014-09 requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied. Subsequent to the issuance of ASU 2014-09, the FASB has issued several ASUs such as ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, and ASU 2017-05, Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets (“ASU 2017-05”), among others. These ASUs do not change the core principle of the guidance stated in ASU 2014-09, instead these amendments are intended to clarify and improve operability of certain topics included within the revenue standard. These ASUs had the same effective date and transition requirements as ASU 2014-09. The Company has adopted the full retrospective method to all contracts as of the beginning of the earliest period presented. The adoption of the standard did not have a material effect on the Company’s consolidated financial statements.
The Company’s revenues consist primarily of home sales. The Company sells its products in the United States, which is also its principal market. Home sale transactions are made pursuant to contracts under which the Company typically has a single performance obligation to deliver a completed home to the homebuyer when closing conditions are met. The Company generally determines the selling price per home based on the expected cost plus margin. The Company has performed an assessment and its contracts do not contain significant financing terms. Performance obligations are satisfied at the point in time when control of the asset is transferred to the customer, which is generally when title to and possession of the home and the risks and rewards of ownership are transferred to the homebuyer on the closing date. Under home sale contracts, the Company typically receives an initial cash deposit from the homebuyer at the time the sales

Dream Finders Holdings LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2020 and 2019, and December 31, 2019 and 2018

contract is executed and receives the remaining consideration to which the Company is entitled, through an escrow agent, at closing. In certain contracts, the customer controls the underlying land upon which the home is constructed. For these specific contracts, the performance obligation is satisfied over time, as the Company’s performance creates or enhances an asset that the customer controls. The Company recognizes revenue for these contracts based on the percentage of completion of the project. Open contracts with customers at each period end accounted for under the percentage of completion method are considered immaterial to the financial statements.
Sales incentives in the form of price concessions on the selling price of a home are recorded as a reduction of revenues. The cost of sales incentives in the form of free or discounted products or services provided to homebuyers, including option upgrades, are reflected as construction and land costs because such incentives are identified in home sale contracts with homebuyers as an intrinsic part of the Company’s single performance obligation to deliver and transfer title to the home for the transaction price stated in the contracts.
Revenues include forfeited deposits, which occur when home sale or land sale contracts that include a nonrefundable deposit are cancelled.
Substantially all of the Company’s contracts with customers and the related performance obligations have an original expected duration of one year or less.
Refer to Note 13 for a more detailed disaggregation of our revenues by reportable segments.
Other Income and Expense
Other income consists of interest income and management fees that the Company earns for managing certain joint ventures. In general, the Company earns four to six percent of the sales price of homes built by us on behalf of the joint ventures. Other expenses consist primarily of payments made to a land developer on homes closed in certain communities in the Company’s Colorado segment, as well as payments required to unconsolidated joint ventures and stock based compensation expense.
Inventories
Inventories include the costs of direct land acquisition, land development, construction, capitalized interest, real estate taxes and direct overhead costs incurred related to land acquisition and development and home construction. Indirect overhead costs are charged to selling, general, and administrative expenses (SG&A) as incurred.
Land and development costs are typically allocated to individual residential lots on a pro rata basis based on the number of lots in the development, and the costs of residential lots are transferred to construction work in progress when home construction begins. Sold units are expensed on a specific identification basis as cost of contract revenues earned. Cost of contract revenues earned for homes closed includes the specific construction costs of each home and all applicable land acquisition, land development and related costs allocated to each residential lot.
Inventories are carried at the lower of accumulated cost or net realizable value. The Company periodically reviews the performance and outlook of its inventories for indicators of potential impairment. No impairments were recognized during the six months ended June 30, 2020 (unaudited) or during 2019 or 2018.
Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred, betterments are capitalized. When items of property and equipment are sold or otherwise disposed, the asset and related accumulated depreciation accounts are eliminated and any gain or loss is included in operations.

Dream Finders Holdings LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2020 and 2019, and December 31, 2019 and 2018

Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets as follows:
Years
Furnitures and Fixtures	2-7
Office Equipment	4
Software	1-4
Vehicles	5
Long-Lived Assets
The Company evaluates the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate an impairment may exist. Recoverability is measured by the expected undiscounted future cash flows of the assets compared to the carrying amount of the assets. If the expected undiscounted future cash flows are less than the carrying amount of the assets, the excess of the net book value over the estimated fair value is charged to current earnings. Fair value is based upon discounted cash flows of the assets at a rate deemed reasonable for the type of asset and prevailing market conditions, appraisals, and, if appropriate, current estimated net sales proceeds from pending offers. There were no triggering events or impairments recorded during the six months ended June 30, 2020 (unaudited) or during the years ended 2019 or 2018.
Goodwill
Goodwill represents the excess of purchase price over the fair value of the assets acquired and the liabilities assumed in a business combination. See Note 2 for details on recent acquisitions. The Company tests for impairment at least annually as of October 1, but the Company tests for impairment more frequently if a triggering event occurs. This test assesses qualitative factors to determine if it is more likely than not that the fair value of the reporting units is less than their carrying value. These qualitative factors include, but are not limited to, economic conditions, industry and market considerations, cost factors, overall performance of the reporting unit and other entity and reporting unit specific events. If the qualitative assessment indicates a stable fair value, no further testing is required. However, if the qualitative assessment indicates that the fair value of a reporting unit has declined past its carrying value, the Company will then calculate the fair value of the reporting unit based on discounted future cash flows. An impairment loss is recorded if this assessment concludes that the fair value of the reporting unit is less than its current carrying value. The Company is completing its goodwill impairment test effective October 1, 2020, and does not believe that the fair value of any of the reporting units will be less than carrying value. No impairment was recognized during 2019 between the acquisition date and December 31, 2019, nor was any impairment recognized during the first six months of 2020 (unaudited). In addition, the Company has not recognized any impairment triggering events that would cause additional impairment testing over goodwill.
Leases
The Company determines if an arrangement is, or contains, a lease at inception. We recognize leases when the contract provides us the right to use an identified asset for a period of time in exchange for consideration. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated balance sheets. Finance leases are included in finance lease ROU assets and finance lease liabilities in the consolidated balance sheets.
ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an explicit rate, management uses the Company’s incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. An explicit rate is used when readily determinable. The ROU assets also

Dream Finders Holdings LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2020 and 2019, and December 31, 2019 and 2018

include any lease payments made, reduced by any lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for operating leases is recognized on a straight-line basis over the lease term. The Company elected the practical expedient to combine lease and nonlease components when accounting for the ROU assets and liabilities for all asset classes. Variable lease costs are expensed as incurred. Leases with an initial term of 12 months or less are not recorded on the balance sheet.
Lot Deposits
Lot deposits represent amounts paid by the Company to secure the ability to acquire land for development or home sites through a contract. The Company enters into contracts with different land sellers to ensure it has property on which to build future homes over a two to four year timeline. The contracts provide for a due diligence period during which the deposit is refundable, after which time the deposit may be partially or completely forfeited should the Company decide not to proceed.
Warranty Reserve
The Company provides a limited warranty for its homes for a period of one year. The Company’s standard warranty requires the Company or its subcontractors to repair or replace defective construction during such warranty period at no cost to the homebuyer. At the time a home is sold, the Company records an estimate of warranty expense based on historical warranty costs. An analysis of the warranty reserve is performed periodically to ensure the reserve’s adequacy. The warranty reserve is classified on the Consolidated Balance Sheets as an accrued expense.
Contingent Consideration
In connection with the acquisition in Note 2, the Company recorded contingent consideration based on estimated pre-tax net income of the acquired entity for fiscal years 2019, 2020, 2021 and 2022. The Company recorded the fair value of the contingent consideration as a liability on the acquisition date. The estimated earn-out payments are subsequently remeasured to fair value each reporting date based on the estimated future earnings of the acquired entity. The contingent consideration is paid out each year on the anniversary of the closing date until 2022. At December 31, 2019, the Company remeasured contingent consideration and adjusted the liability to $5,468,738, based on revised revenue forecasts as of the balance sheet date. The contingent consideration adjustment in the amount of $3,944,030 for the year ended December 31, 2019, was recorded within selling, general and administrative expenses in the Consolidated Statements of Comprehensive Income. There is no maximum capacity to the contingent consideration as it is based on a percentage of operating income achieved by the acquired entity. There were no payments of contingent consideration for the year ended December 31, 2019.
At June 30, 2020, the Company remeasured contingent consideration and adjusted the liability to $5,785,510 (unaudited) based on revised revenue forecasts as of the balance sheet date. The contingent consideration adjustment in the amount of $316,772 (unaudited) was recorded within selling, general and administrative expenses in the Consolidated Statements of Comprehensive Income for the six months ended June 30, 2020. The Company estimated that the approximate maximum potential exposure to the contingent consideration was $10,005,021 (unaudited) at June 30, 2020. There were no payments of contingent consideration for the six months ended June 30, 2020.
Customer Deposits
Customer deposits are amounts collected from customers in conjunction with the execution of the home sale contract. Customer deposits are applied against the final settlement due at the home closing. In the event of contract default or termination, the customer deposit is forfeited and recognized as revenue.
Debt Issuance Costs and Debt Discounts
Debt issuance costs and debt discounts are amortized to interest expense using the effective interest method over the estimated economic life of the underlying debt instrument. Portions of this amortization are

Dream Finders Holdings LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2020 and 2019, and December 31, 2019 and 2018

evaluated for capitalization as inventories and subsequently expensed through cost of sales at the home closing. Debt issuance costs are recorded as a direct reduction from the carrying amount of the related debt in the Consolidated Balance Sheets (Notes 4 and 5).
Variable Interest Entities
The Company participates in joint ventures that conduct land acquisition, land development and/or other homebuilding activities in various markets where the Company’s homebuilding operations are located. The Company’s investments in these joint ventures may create a variable interest in a variable interest entity (“VIE”), depending on the contractual terms of the arrangement. Additionally, the Company, in the ordinary course of business, enters into contracts with third parties and unconsolidated entities for the ability to acquire rights to land for the construction of homes. Under these contracts, the Company typically makes a specified payment or earnest money deposit in consideration for the right to purchase land in the future, usually at a predetermined price. Consideration paid for these contracts are recorded as lot deposits on the Consolidated Balance Sheets.
Pursuant to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 and subtopics related to the consolidation of variable interest entities, the Company analyzes its joint ventures under the variable interest model to determine if such are required to be consolidated in the Company’s consolidated financial statements. The accounting standard requires a VIE to be consolidated by a company if that company is determined to be the primary beneficiary. The primary beneficiary is defined as the entity having both of the following characteristics: 1) the power to direct the activities that most significantly impact the VIE’s performance, and 2) the obligation to absorb losses and rights to receive the returns from the VIE that would be potentially significant to the VIE. See Note 11 for a description of the Company’s joint ventures, including those that were determined to be VIEs, and the related accounting treatment. Management determines whether the Company is the primary beneficiary of a VIE at the time it becomes involved with a VIE and reconsiders that conclusion continually. To make this determination, management considers factors such as whether the Company should direct finance, determine or limit the scope of the entity, sell or transfer property, direct development or direct other operating decisions.
Joint ventures for which the Company is not identified as the primary beneficiary are accounted for as equity method investments. The Company and its unconsolidated joint venture partners make initial and/or ongoing capital contributions to these unconsolidated joint ventures, typically on a pro rata basis, according to each party’s respective equity interests. The obligations to make capital contributions are governed by each such unconsolidated joint venture’s respective operating agreement and related governing documents. Partners in these unconsolidated joint ventures are unrelated homebuilders, land developers or other real estate entities.
For distributions received from these unconsolidated joint ventures, the Company has elected to use the cumulative earnings approach for the Consolidated Statements of Cash Flows. Under the cumulative earnings approach, distributions up to the amount of cumulative equity in earnings recognized are treated as returns on investment within operating cash flows and those in excess of that amount are treated as returns of investment within investing cash flows.
The Company typically has obtained rights to acquire portions of the land held by the unconsolidated joint ventures in which the Company currently participates. When an unconsolidated joint venture sells land to the Company, the Company defers recognition of its share of such unconsolidated joint venture’s earnings (losses) until the Company recognizes revenues on the corresponding home sale. At that time, the Company accounts for the earnings (losses) as a reduction (increase) to the cost of purchasing the land from the unconsolidated joint venture.
The Company shares in the earnings (losses) of these unconsolidated joint ventures generally in accordance with its respective equity interests. In some instances, the Company recognizes earnings (losses) that differ from its equity interest in the unconsolidated joint venture. This typically arises from the Company’s deferral of the unconsolidated joint venture’s earnings (losses) from land sales to the Company.

Dream Finders Holdings LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2020 and 2019, and December 31, 2019 and 2018

Non-Controlling Interests
The equity interests in DFH Leyden LLC, DFH Amelia LLC, DFH Clover LLC, DFH Leyden II LLC, DFH MOF Eagle Landing LLC, DCE DFH JV LLC, DFH Capitol LLC, DFC Mandarin Estates LLC, DFC East Village LLC, DFC Wilford LLC, DFC Seminole Crossing LLC, DFH Amelia Phase III LLC, DFC Sterling Ranch LLC and DFC Grand Landings LLC have been reflected as non-controlling interests in the Consolidated Balance Sheets. Income attributable to these non-controlling interests are presented in the Consolidated Statements of Comprehensive Income as net income attributable to non-controlling interests.
Income Taxes
No provision for federal or state income taxes has been made since the Company elected to be treated as a partnership and, thus, income taxes resulting from the Company’s operations are the responsibility of its members. The Company made tax distributions of $307,486 (unaudited) in total ($3.10 (unaudited) per member unit) and $1,034,579 (unaudited) in total ($10.6 (unaudited) per member unit) in cash for the six months ended June 30, 2020 and 2019, respectively. Tax distributions of $5,531,610 in total ($56.5 per member unit) and $12,312,129 in total ($125.9 per member unit) in cash were made for the years ended December 31, 2019 and 2018, respectively.
Advertising
The Company expenses advertising costs as they are incurred. Advertising expense for the six months ended June 30, 2020 and 2019, was $2,706,972 (unaudited) and $2,505,988 (unaudited), respectively. Advertising expense for the years ended December 31, 2019 and 2018, was $5,291,652 and $4,538,773, respectively.
Equity-Based Compensation
Certain individuals on our executive-level management team are eligible for equity-based compensation, which is awarded according to the terms of individual contracts with those managers. The Company records compensation cost for units awarded to employees in return for employee service. The cost is measured at the grant-date fair value of the award and recognized as compensation expense over the employee service period, which is normally the vesting period. The Company does not estimate forfeitures. In the event of forfeitures, the compensation expense recognized would be adjusted.
Recent Accounting Pronouncements
The FASB issued certain new or modifications, or interpretations of, existing accounting guidance. The Company has considered the new un-adopted guidance and does not believe that any other new or modified guidance, other than those pronouncements shown below, will have a material impact on the Company’s reported consolidated financial position or operations.
In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The new guidance is intended to eliminate diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The guidance requires application using a retrospective transition method. The Company adopted the new standard on January 1, 2019. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.
In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force), which provides guidance on the presentation of restricted cash or restricted cash equivalents in the statement of cash flows. ASU 2016-18 was effective for the Company beginning on January 1, 2019. ASU 2016-18 must be applied using a retrospective transition method with early adoption permitted. As of January 1, 2019, the Company adopted ASU 2016-18, which among other things, requires restricted cash to be included within the consolidated statement of cash flows. This adoption is applied retrospectively, which resulted in a reclassification in operating activities within the consolidated statement of cash flows as of December 31, 2018.

Dream Finders Holdings LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2020 and 2019, and December 31, 2019 and 2018

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard replaced most existing revenue recognition guidance in U.S. GAAP when it became effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which deferred the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2018. The Company adopted the guidance effective January 1, 2018 using a retrospective approach. The adoption did not have a material effect on the Company’s consolidated financial statements.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic ASC 842), requiring a lessee to recognize a right-of-use asset and a corresponding lease liability for substantially all leases. The lease liability will be equal to the present value of the remaining lease payments while the right-of-use asset will be similarly calculated and then adjusted for initial direct costs. In addition, ASC 842 expands the disclosure requirements to increase the transparency and comparability of the amount, timing and uncertainty of cash flows arising from leases. The Company adopted the new standard on January 1, 2018 under a modified retrospective approach. Management elected to apply the package of practical expedients permitted under the transition guidance which allowed the Company not to reassess prior conclusions related to contracts containing leases, lease classification, and initial direct costs. Management also elected to apply the practical expedient allowing us to combine lease and non-lease components based on the predominant characteristic of the contract, as well as the short-term lease recognition exemption. The adoption did not have a material effect on the Company’s consolidated financial statements.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), which significantly changes the way impairment of financial assets is recognized. The standard will require immediate recognition of estimated credit losses expected to occur over the remaining life of many financial assets, which will generally result in earlier recognition of allowances for credit losses on loans and other financial instruments. The standard’s provisions will be applied as a cumulative-effect adjustment to beginning retained earnings as of the effective date. The standard was adopted as of January 1, 2020 under the modified retrospective approach. The adoption did not have a material effect on the Company’s consolidated financial statements.
In January 2017, the FASB issued ASU 2017-01, Business Combinations - Clarifying the Definition of a Business (Topic 805), which clarifies the definition of a business with the objective of addressing whether transactions involving in-substance nonfinancial assets, held directly or in a subsidiary, should be accounted for as acquisitions or disposals of nonfinancial assets or of businesses. ASU 2017-01 was adopted prospectively by the Company on January 1, 2018, and subsequent interim periods. The adoption did not have a material impact on the Company’s consolidated financial statements.
In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other (Topic 350), Simplifying the Test for Goodwill Impairment. The standard’s objective is to simplify the subsequent measurement of goodwill by eliminating the second step from the goodwill impairment test. Under the amendments in the standard, an entity would perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, an impairment charge would then be recognized, not to exceed the amount of goodwill allocated to that reporting unit. The Company adopted the updated standard prospectively on January 1, 2020. The adoption did not have a material effect on the Company’s consolidated financial statements.
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820), which improves the disclosure requirements for fair value measurements. The Company adopted this new standard prospectively on January 1, 2020. The adoption did not have a material effect on the Company’s consolidated financial statements.
In March 2020, the FASB issued ASU 2020-04, Reference Rate Report (Topic 848), which provides practical expedients and exceptions for applying GAAP when modifying contracts and hedging relationships

Dream Finders Holdings LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2020 and 2019, and December 31, 2019 and 2018

that use LIBOR as a reference rate. In addition, these amendments are not applicable to contract modifications made and hedging relationship entered into or evaluated after December 31, 2022. We do not anticipate a material increase in interest rates from our creditors as a result of the shift away from LIBOR as a reference rate, and we are currently evaluating the impact of the shift and this guidance on our financial statements and disclosures.
2.	Business Acquisition
On May 31, 2019, the Company acquired 100% of the issued and outstanding membership interests in Village Park Homes, LLC (“VPH’), a South Carolina based homebuilder, for a purchase price of $23,912,768. To fund the acquisition, the Company paid $14,500,000 in cash and agreed to pay additional consideration if VPH met certain financial metrics. The previous owner of VPH repaid $2,284,998 for an outstanding receivable where the balance was owed by VPH’s previous owner. This receivable was legally acquired on the date of acquisition. This payment was completed in July 2019. As part of the purchase price, the Company recognized contingent consideration in the amount of $9,412,768. The aggregate purchase price exceeded the fair value of the net assets acquired. Accordingly, the Company recognized the excess purchase price over the fair value of the net assets acquired as goodwill of $12,208,783. The goodwill arising from the acquisition consists largely of synergies and economies of scale from VPH’s operating footprint, which includes owned properties, increased future revenue and earnings from organic growth, new business opportunities and strategic initiatives. Transaction costs were not material and were expensed as incurred.
The business combination was accounted for under the acquisition method, and the acquisition has been included in the Company’s consolidated results of operations since the date of acquisition. The fair value of assets acquired includes cash of $1,493,604, other assets of $4,511,911, inventories of $39,442,397 and liabilities assumed of $33,743,837, including $26,479,308 of construction lines of credit.
The following unaudited pro forma condensed consolidated results of operations are provided for illustrative purposes only and have been presented as if the VPH acquisition had occurred on January 1, 2018. This unaudited pro forma information should not be relied upon as being indicative of the historical results that would have been obtained if the acquisition had occurred on that date, nor of the results that may be obtained in the future.
	Six months ended June 30, 2019	Year Ended December 31, 2019	Year Ended December 31, 2018
Total Revenue	352,263,627	788,136,190	603,565,222
Net and comprehensive income attributable to Dream Finders Holdings LLC	$15,355,054	$41,667,636	$21,113,925
3.	Property and Equipment
Property and equipment consisted of the following as of June 30, 2020 and December 31, 2019 and 2018:
	As of June 30, 2020 (unaudited)	As of
		December 31, 2019	December 31, 2018
Furniture and fixtures	$11,649,588	$9,844,471	$7,483,889
Vehicles	56,589	56,591	—
Office equipment and software	2,588,558	2,507,791	1,529,189
Total property and equipment	14,294,735	12,408,853	9,013,078
Less accumulated depreciation	(10,009,201)	(8,412,591)	(5,248,682)
Property and equipment, net	$4,285,534	$3,996,262	$3,764,396

Dream Finders Holdings LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2020 and 2019, and December 31, 2019 and 2018

Depreciation expense was $1,644,234 (unaudited) and $1,515,125 (unaudited) for the six months ended June 30, 2020 and 2019, respectively. Depreciation expense was $3,035,451 and $2,270,710 for the years ended December 31, 2019 and 2018, respectively.
4.	Construction Lines of Credit
As of June 30, 2020 (unaudited), the Company had 16 lines of credit with cumulative maximum availability of $461,050,000 (unaudited), and an aggregate outstanding balance of $248,119,636 (unaudited). As of December 31, 2019 and 2018, the Company had 19 lines of credit with cumulative maximum availability of $457,800,000 and $357,500,000 and aggregate outstanding balances of $217,667,344 and $163,213,181, respectively.
The construction lines of credit are fully collateralized by finished lots and homes under construction and are personally guaranteed by the majority member of the Company. We pledge collateral valued at up to the gross lending limit for each line and can then borrow funds up to the net limit of each line, which is calculated as a percentage of the value of pledged collateral. The pool of assets pledged as collateral for each line rotates as finished homes are sold and we begin construction on new homes. The guarantee provides additional assurance to the Company’s lenders, as they have recourse to the personal assets of the majority member beyond the pledged collateral in the vertical facilities to be made whole in instances of default.
The vertical construction facilities are renewed annually upon the completion of due diligence procedures performed by the lenders. Rather than hard maturity dates, these lines of credit have customary wind-down features that allow the Company to naturally unwind the collateral over a predetermined period of time (generally 12 months), in potential occurrences of non-renewal.
The Company’s construction lines of credit consist of the following:
Renewal Date	Payment Terms	As of June 30 (unaudited)		2019	As of December 31		2018 Effective Rate
		2020	2020 Effective Rate		2019 Effective Rate	2018
November 30, 2019	Interest is payable monthly, at the greater of Prime rate or 4.25%.	$1,947,550	4.02%	$5,035,871	5.58%	$13,073,828	5.04%
November 30, 2019	Interest is payable monthly at the greater of the Prime rate plus 1.0% or 5.5%.	899,356	5.52%	1,279,973	2.81%	—	—
July 24, 2020	Interest is payable monthly at the greater of the Prime rate plus 1.0% or 5.0%.	12,045,541	4.29%	6,611,634	5.93%	—	—
August 25, 2020	Interest is payable monthly at the Prime rate plus 0.75%.	2,241,073	4.16%	2,710,314	4.72%	—	—
October 5, 2020	Interest is payable monthly at 3.0% plus 30-day LIBOR.	18,445,948	4.40%	6,587,896	6.04%	5,429,080	6.79%
October 20, 2020	Interest is payable monthly at the greater of 4.0% or 2.75% plus three-month LIBOR.	15,560,196	4.62%	13,475,208	5.62%	9,850,357	7.05%
October 25, 2020	Interest is payable monthly at the Prime rate plus 0.5%.	2,510,689	4.95%	1,137,662	5.86%	—	—
December 31, 2020	Interest is payable monthly at 9.0%.	2,863,976	10.59%	3,454,858	13.73%	—	—
December 31, 2020	Interest is payable monthly at 9.5%.	75,042	10.59%	689,295	13.73%	—	—

Dream Finders Holdings LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2020 and 2019, and December 31, 2019 and 2018

Renewal Date	Payment Terms	As of June 30 (unaudited)		2019	As of December 31		2018 Effective Rate
		2020	2020 Effective Rate		2019 Effective Rate	2018
February 9, 2021	Interest is payable monthly at 3.40% plus 30-day LIBOR.	1,196,396	4.55%	2,690,590	5.01%	3,822,081	7.90%
March 31, 2021	Interest is payable monthly at 9.5%.	1,457,214	10.59%	2,673,608	13.73%	—	—
June 12, 2021	Interest is payable monthly at 3.0% plus three-month LIBOR.	18,056,934	4.05%	11,816,036	4.92%	—	—
June 30, 2021	Interest is payable monthly at the greater of 3.5% plus 30-day LIBOR or 4.5%.	26,664,215	4.86%	19,765,772	6.06%	22,102,329	7.19%
September 30, 2021	Interest is payable monthly at 3.0% plus three-month LIBOR.	74,265,137	4.41%	75,077,458	5.58%	70,716,479	5.60%
April 30, 2022	Interest is payable monthly at 9.5%.	2,510,740	9.81%	—	—	—
June 19, 2023	Interest is payable monthly at the greater of 4.0% or 2.75% plus three-month LIBOR.	11,003,207	4.29%	16,097,623	5.20%	13,621,774	6.75%
June 19, 2023	Interest is payable monthly at the greater of 4.00% or the Prime rate plus 0.5%.	40,478,756	4.47%	31,994,366	6.01%	19,356,913	6.12%
Various	Interest is payable monthly at the greater of the Prime rate or 5.0%.	16,007,656	5.18%	13,624,409	5.76%	—	—
Lines of credit paid in full during 2020		—	—	3,531,646	6.21%-8.12%	—	—
Lines of credit paid in full during 2019		—	—	—	—	5,862,909	4.65%-12.53%
Total lines of credit outstanding		$248,229,626		$218,254,219		$163,835,750
Less: Debt issuance costs from lines of credit		(109,990)		(586,875)		(622,569)
Lines of credit, net of discount		$248,119,636		$217,667,344		$163,213,181
All lines of credit that were paid in full during 2020 and 2019, are no longer active and the Company does not intend to renew these facilities. The outstanding balance in the vertical lines of credit is payable upon the delivery of the collateralized individual homes to end-home buyers.
On an annual basis and in the normal course of business, the Company may negotiate the underlying vertical line facilities’ terms during the due diligence period. In addition, lenders may modify the financial or qualitative covenants within the loan agreements. As a result, it is not unusual for the terms on our vertical facilities to change year over year. These changes may include, but are not limited to, increases to unit-level maturity periods, higher spec inventory ratios, increased tangible net worth requirements, increases/decreases in renewal fees, and other changes. As of June 30, 2020 (unaudited), and as of December 31, 2019 and 2018, there were no material changes to the Company’s vertical lines’ terms. The changes are considered to be within the Company’s normal operations to manage collateral efficiently and did not materially affect the Company’s result of operations.

Dream Finders Holdings LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2020 and 2019, and December 31, 2019 and 2018

Between December 31, 2018 and December 31, 2019, the Company had an increase in overall commitment availability of $100,300,000, directly attributable to the acquisition of VPH in May 2019. Between December 31, 2019 and June 30, 2020, the Company had an increase in overall commitment availability of $3,250,000 (unaudited).
The Company’s vertical line facilities contain various restrictive covenants and financial covenants. The Company was in compliance with all debt covenants as of June 30, 2020 (unaudited), and as of December 31, 2019 and 2018. The Company expects to remain in compliance with all debt covenants over the next twelve months.
5.	Notes Payable
Notes payable consisted of the following as of June 30, 2020 (unaudited), December 31, 2019 and 2018:
		As of June 30 (unaudited)			As of December 31
Maturity Date	Payment Terms	2020	2020 Effective Rate	2019	2019 Effective Rate	2018	2018 Effective Rate
August 23, 2020	Non-interest bearing	$672,000	0.00%	$416,000	0.00%	$—	—
April 1, 2022	Interest is payable monthly at 12.5%.	5,348,545	12.50%	6,043,659	12.50%	—	—
April 1, 2022	Interest is payable monthly at 12.5%.	1,257,499	12.50%	2,990,311	12.50%	—	—
July 31, 2022	Interest is payable monthly at 9.25%.	1,869,363	9.25%	1,000	9.50%	—	—
March 25, 2023	Interest is payable monthly at 5.00%	1,567,508	5.00%	—	—	—	—

Notes paid in full during 2020		—	—	4,910,598	10.00%	7,607,741	10.00%

Notes paid in full during 2019		—	—	—	—	5,089,163	6.60% - 12.00%
Total notes payable		$10,714,915		$14,361,568		$12,696,904
Less: Debt issuance costs from notes payable		—		(15,444)		(33,750)

Notes payable, net of discount		$10,714,915		$14,346,124		$12,663,154
The principal balance on all notes payable is payable upon the sale of project specific collateral, and is collateralized by a real estate mortgage and a limited guarantee ensuring project completeness and the nonexistence of fraudulent acts.
Contractual maturities of notes payable as of December 31, 2019, are as follows:
Years ending December 31:
2020	$5,326,598
2021	—
2022	9,034,970
2023	—
2024	—
Thereafter	—
$14,361,568
During the six months ended June 30, 2020, there have been no material changes in the contractual maturities of our notes payable.

Dream Finders Holdings LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2020 and 2019, and December 31, 2019 and 2018

The Company capitalized $514,695 (unaudited) as of June 30, 2020, and amortized $1,007,022 (unaudited) and $1,224,529 (unaudited) of debt issuance costs for the six months ended June 30, 2020 and 2019, respectively. The Company capitalized $2,264,286 and $2,087,192 and amortized $2,318,286 and $3,084,988 of debt issuance costs as of and for the years ended December 31, 2019 and 2018, respectively. Debt issuance costs related to the Company’s lines of credit and notes payable, net of amortization, were $109,990 (unaudited) as of June 30, 2020, $602,318 as of December 31, 2019 and $656,319 as of December 31, 2018.
The Company’s notes payable contain various restrictive covenants and financial covenants, fixed charge coverage ratio, interest coverage ratio and tangible net worth, among others.
The Company was in compliance with all debt covenants for the six months ended June 30, 2020 (unaudited), and for the years ended December 31, 2019 and 2018. The Company expects to remain in compliance with all debt covenants over the next twelve months.
6.	Inventories
Inventories consist of raw entitled land, finished lots, and construction in process (“CIP”), including capitalized interest. Raw land is purchased with the intent to develop such land into finished lots. Finished lots are held with the intent of building and selling a home. The asset is owned by the Company either as a result of developing purchased raw land or purchasing developed lots. CIP represents the homebuilding activity associated with both homes to be sold and speculative homes. CIP includes the cost of the developed lot as well as all of the direct costs incurred to build the home. The cost of the home is expensed on a specific identification basis.
As mentioned in Note 11, the Company consolidated several joint ventures that own land and finished lots. The Company owns a percentage of these joint ventures but does not own the underlying assets. The table below shows the Company’s owned real estate inventory and real estate inventory owned by the joint ventures.
	As of June 30 (unaudited)	As of December 31,
	2020	2019	2018
Construction in process	326,636,537	273,389,050	209,474,803
Finished lots and land	40,235,847	52,597,242	60,696,181
Inventories owned by the Company	366,872,384	325,986,292	270,170,984
Finished lots and land	41,646,391	38,080,738	23,552,249
Inventories owned by consolidated joint ventures	41,646,391	38,080,738	23,552,249
Total inventories	408,518,775	364,067,030	293,723,233
Inventories owned by the Company as a percentage of total inventories
Construction in process	80%	75%	71%
Finished lots and land	10%	14%	21%

Dream Finders Holdings LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2020 and 2019, and December 31, 2019 and 2018

Interest is capitalized and included within each inventory category above. Capitalized interest activity is summarized in the table below for the six months ended June 30, 2020 (unaudited) and the years ended December 31, 2019 and 2018.
	As of June 30 (unaudited)	As of December 31
	2020	2019	2018
Capitalized interest at the beginning of period	$25,335,924	$18,287,838	$13,427,149
Interest incurred	13,638,385	28,324,581	21,906,384
Interest expensed	(81,653)	(221,449)	(682,152)
Interest charged to cost of contract revenue earned	(11,798,513)	(21,055,046)	(16,363,543)
Capitalized interest at the end of period	$27,094,143	$25,335,924	$18,287,838
7.	Warranty Reserves
The Company establishes warranty reserves to provide for estimated future expenses as a result of construction and product defects, product recalls and litigation incidental to our homebuilding business. Estimates are determined based on management’s judgment considering factors such as historical spend and the most likely current cost of corrective action. The table below presents the activity related to warranty reserves, which are included in accrued expenses in the accompanying consolidated balance sheets.
	As of June 30 2020	As of December 31
		2019	2018
	(unaudited)
Warranty reserves at the beginning of the year	$1,652,634	$886,794	$839,145
Additions to reserves for new homes deliveries	1,327,130	2,533,557	1,782,492
Payments for warranty costs	832,887	1,767,717	1,734,843
Warranty reserves at the end of the period	$2,146,877	$1,652,634	$886,794
8.	Commitments and Contingencies
In 2019, the Company was a plaintiff in a dispute regarding a faulty product installed in certain homes in the Colorado segment. The Company recorded $69,142 (unaudited) and $4,144,102 of litigation expense for the six months ended June 30, 2020, and for the year ended December 31, 2019, respectively, which was recorded in selling, general and administrative expenses. The Company received a jury award totaling $14,650,000, plus certain reimbursable costs and interest in the last quarter of 2019. The defendant appealed this decision in January 2020. No gain contingency was recorded in the Company’s consolidated financial statements for the six months ended June 30, 2020, or the year ended December 31, 2019. The Company is involved in other litigation arising in the ordinary course of business. In the opinion of management, based on legal counsel advice, the outcomes of these matters will not have a materially adverse effect on the Company’s consolidated financial position or results of operations or cash flows.
In April 2020, the Company received proceeds from the Paycheck Protection Program (“PPP”) in the amount $7,220,207 (unaudited), which is classified in accrued expenses on the Consolidated Balance Sheets and accounted for as an in substance grant. The Company utilized all of the PPP proceeds to pay payroll and permissible operating expenses, and believe the full amount of the proceeds will be forgiven. No income has been recognized for the six months ended June 30, 2020, related to the PPP proceeds.
Leases
The Company has operating leases primarily associated with office space that is used by divisions outside of the Jacksonville area, four model home sale-leasebacks and a corporate office building sale-leaseback. This corporate office building lease has a remaining lease term of 13 years. The Company has an operating lease

Dream Finders Holdings LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2020 and 2019, and December 31, 2019 and 2018

with a related party, the former owner of VPH. The lease has a remaining term of approximately 7 years. The Company also has finance leases for corporate office furniture and copiers.
Leases with an initial term of 12 months or less are not recorded on the balance sheet; the Company recognizes lease expense for these leases on a straight-line basis over the lease term. Lease and nonlease components for new and reassessed leases are combined. There are no significant operating or finance leases that have not yet commenced as of June 30, 2020. Most leases include one or more options to renew, with renewal terms that can extend the lease term. The exercise of lease renewal options is at our sole discretion. We only include these renewal options in our lease terms if they are reasonably certain to be exercised.
Finance lease assets are recorded net of accumulated amortization of $840,372 (unaudited), $761,193 and $394,952 as of June 30, 2020, December 31, 2019 and December 31, 2018, respectively.
Model Home Sale-Leaseback
On September 28, 2018, the Company sold 23 completed Model Homes for $11,459,822. The Company simultaneously entered into 23 individual leases. The Company is responsible for paying the operating expenses associated with the homes while under lease. The Company is also responsible for preparing and actively marketing the homes for sale. The buyer has an option to require the Company to repurchase the homes at 90% of the original purchase price at three months after the end of the lease term; however, the Company does not believe the buyer has a significant economic incentive to exercise the option. The Company recorded a gain related to this transaction in the amount of $1,270,028.
On May 30, 2019, the Company sold 11 completed Model Homes for $4,417,674. The Company simultaneously entered into 11 individual leases. The Company is responsible for paying the operating expenses associated with the homes while under lease. The Company is also responsible for preparing and actively marketing the homes for sale. The Company recorded a gain related to this transaction in the amount of $321,128.
On December 27, 2019, the Company sold 20 completed Model Homes for $9,240,680. The Company simultaneously entered into 17 individual leases. The Company is responsible for paying the operating expenses associated with the homes while under lease. The Company is also responsible for preparing and actively marketing the homes for sale. The Company recorded a gain related to this transaction in the amount of $1,928,671.
Corporate Office Building Sale-Leaseback
In 2018, the Company sold its corporate office, and simultaneously entered into a lease. The lease term was for 15 years with potential renewal options at the end of the initial term. The Company is responsible for paying the operating expenses associated with the corporate office. The Company recorded a gain related to this transaction in the amount of $3,277,810, which is recorded in gain on sale of assets within the Consolidated Statements of Comprehensive Income.
		For the Six Months Ended June 30,		For the Years Ended December 31,
Lease Cost	Classification	(unaudited) 2020	(unaudited) 2019	2019	2018
Operating lease cost(a)	Selling, general and administrative expenses	$2,612,135	$1,684,728	$3,690,165	$2,193,921
Finance lease cost:
Amortization of right of use assets	Selling, general and administrative expenses	79,179	183,120	366,241	394,952

Dream Finders Holdings LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2020 and 2019, and December 31, 2019 and 2018

		For the Six Months Ended June 30,		For the Years Ended December 31,
Lease Cost	Classification	(unaudited) 2020	(unaudited) 2019	2019	2018
Interest on lease liabilities	Interest expense	15,939	39,904	78,240	84,228
Total finance lease cost		$95,118	$223,024	$444,481	$479,180
Net lease cost		$2,707,253	$1,907,752	$4,134,646	$2,673,101
(a) Includes short-term leases and variable lease costs which are immaterial.
The following table shows the maturities of our lease liabilities as of December 31, 2019:
Maturity of Lease Liabilities	Operating Leases(a)	Finance Leases(a)	Total(a)
2020	$3,675,336	$175,759	$3,851,095
2021	2,271,109	166,833	2,437,942
2022	1,509,954	150,878	1,660,832
2023	1,312,997	41,340	1,354,337
2024	1,304,829	—	1,304,829
After 2025	11,354,293	—	11,354,293
Total lease payments	$21,428,518	$534,810	$21,963,328
Less: Interest	6,346,781	36,119
Present value of lease liabilities	$15,081,737	$498,691
(a)	We use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.
During the six months ended June 30, 2020, there have been no material changes in our lease liabilities for the next five years.
	As of June 30, 2020 (unaudited)	As of December 31,
		2019	2018
Weighted Average Remaining Lease Term
Operating leases	11 years	11 years	12 years
Finance leases	2 years	3 years	3 years
Weighted Average Discount Rate
Operating leases	6.9%	7.1%	7.1%
Finance leases	6.8%	6.8%	6.8%
9.	Members’ Equity
Redeemable Common Units and Redeemable Preferred Units
All of the Company’s preferred units are classified in mezzanine equity as they can be redeemed in a deemed liquidation of the company outside of the Company’s control. Additionally, the Company has certain non-voting common units that can be redeemed outside the Company’s control, and therefore, are classified in mezzanine equity (the “Redeemable Non-Voting Common Units”). As of the balance sheet date, none of the events have occurred that could result in the securities being redeemed by the unit holders.
Redeemable Series A Preferred Units
As of June 30, 2020 and as of December 31, 2019 and 2018, the Company had 15,400 (unaudited), 15,400 and 15,400, respectively, Redeemable Series A Preferred Units (“Series A Preferred Units”) issued and

Dream Finders Holdings LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2020 and 2019, and December 31, 2019 and 2018

outstanding with a carrying value of $16,532,826 (unaudited), $14,111,565 and $10,870,247, respectively. In the event of a liquidation, dissolution or winding up of the Company, the Series A Preferred Units have a liquidation preference of $335.57 per unit and are senior to the common units and Series B Preferred Units. The Series A Preferred Units have a 4% annual cumulative preferred distribution on the liquidation preference that is payable if and when distributions are declared. The Series A Preferred Units participate in discretionary distributions with common units, and each unit has the right to one vote on any matter presented for a vote of the members. As of June 30, 2020, the Company did not have any cumulative preferred distributions in arrears (unaudited) for the Series A Preferred Units. As of December 31, 2019 and 2018, the Company did not have cumulative preferred dividends in arrears for the Series A Preferred Units.
The Series A Preferred Units can be redeemed at the option of the holders on or after December 31, 2021 or upon a sale of the Company at a price per unit that provides an 8% annual rate of return on the liquidation preference. The Company allocates earnings pari passu each period to the Series A Preferred Units.
Redeemable Series B Preferred Units
As of June 30, 2020 and as of December 31, 2019 and 2018, the Company had 7,143 (unaudited), 7,143 and 7,143, respectively, Redeemable Series B Preferred Units (“Series B Preferred Units”) issued and outstanding with a carrying value of $5,971,151 (unaudited), $5,627,099 and $5,005,293, respectively. In the event of a liquidation, dissolution or winding up of the Company, the Series B Preferred Units have a liquidation preference of $1,000 per unit and are senior to common units. The Series B Preferred Units have an 8% annual cumulative preferred distribution on the liquidation preference that is payable if and when distributions are declared. The Series B Preferred units do not participate in discretionary distributions, and each unit has the right to one vote on any matter presented for a vote of the members. As of June 30, 2020, December 31, 2019 and 2018, these units have an aggregate unpaid amount of cumulative preferred distributions of $1,740,807 (unaudited), $1,396,755 and $746,414 respectively, which is $243.71 (unaudited), $195.54 and $104.50, respectively, per unit.
The Series B Preferred Units can be redeemed at the Company’s option for $1,000 per unit plus any accrued and unpaid preferred distributions per unit at any time prior to September 30, 2022. The units may also be redeemed at the option of the holder upon a sale of the Company for $1,000 per unit plus any accrued and unpaid preferred distributions. As the units are not currently probable of becoming redeemable outside the Company’s control, no accretion has been recorded.
Redeemable Convertible Series C Preferred Units
As of June 30, 2020 and as of December 31, 2019 and 2018, the Company had 26,000 (unaudited), 27,000 and 27,000 Redeemable Convertible Series C Preferred Units (“Series C Preferred Units”) issued and outstanding, respectively. As of June 30, 2020, the Series C Preferred Units have a carrying value of $25,530,505 (unaudited) which includes the impact of an origination fee of $270,000 (unaudited) that was paid to the holders upon issuance and $199,495 (unaudited) of other costs directly attributable to the issuance. As of December 31, 2019 and 2018, the Series C Preferred Units had a carrying value of $26,530,505, of which the corresponding member receivable is presented as contra-mezzanine equity in the Consolidated Statements of Members’ Equity and Mezzanine Equity, includes the impact of an origination fee of $270,000 that was paid to the holders upon issuance and $199,495 of other costs directly attributable to the issuance. In the event of a liquidation, dissolution or winding up of the Company, the Series C Preferred Units have a liquidation preference of $1,000 per unit and a preference over all other preferred and common units. The Series C Preferred Units have a required 11% per annum quarterly preferred distribution, do not have voting rights and do not participate in discretionary distributions. As of June 30, 2020 and 2019 the Company had cumulative preferred distributions in arrears of $711,093 (unaudited) and $740,466 (unaudited), respectively, for the Series C Preferred Units. As of December 31, 2019 and 2018, the Company had cumulative preferred distributions in arrears of $748,603 and $0, respectively, for the Series C Preferred Units. As the units are not currently probable of becoming redeemable outside the Company’s control, no accretion has been recorded.

Dream Finders Holdings LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2020 and 2019, and December 31, 2019 and 2018

The Series C Preferred Units are redeemable at the Company’s option for $1,000 plus any accrued and unpaid preferred distributions per unit until December 31, 2021 with a six-month extension available. The redemption price can increase by 10% upon certain defaults, including a failure to make the required quarterly preferred distribution payments. The Series C Preferred Units may be redeemed in the event of a sale of the Company.
If the Series C Preferred Units are not redeemed by December 31, 2021 (or June 30, 2022 if extended by the Company) or upon certain events, including the failure to make the required quarterly preferred distribution payments, the holders have the right to convert to a number of nonvoting common units equal to a formulaic amount based on the book value of the Company’s common units and Series A Preferred Units. As of June 30, 2020, all outstanding Series C Preferred Units would convert into 24,395 (unaudited) nonvoting common units. As of December 31, 2019, all outstanding Series C Preferred Units would convert into 29,542 nonvoting common units.
In April 2020, the Company redeemed 1,000 Series C Preferred Units for $1,000,000 plus accrued unpaid preferred distributions of $62,500.
Redeemable Convertible Series D Preferred Units
Series D-1 Units
In May 2019, the Company issued three Redeemable Convertible Series D-1 Preferred Units (“Series D-1 Preferred Units”) for $3,000,000. As of June 30, 2020 and as of December 31, 2019 and 2018, the Company had three (unaudited), three and zero Series D-1 Preferred Units issued and outstanding. The carrying amounts as of June 30, 2020 and as of December 31, 2019 and 2018 were $3,000,000 (unaudited), $3,000,000 and $0, respectively. In the event of a liquidation, dissolution or winding up of the Company, the Series D-1 Preferred Units have a liquidation preference of $1,000,000 per unit, are senior to Series A Preferred Unit holders, Series B Preferred Unit holders and common unitholders and are pari passu with Series D-2. The Series D-1 Preferred Units had a 14% per annum quarterly preferred distribution, which would have increased to 17.5% after May 30, 2020. The units do not have any voting rights and do not participate in discretionary dividends.
The holders of the Series D-1 Preferred Units had the option to convert to a number of nonvoting common units at a predetermined metric until May 30, 2020. Between May 30, 2020 and May 29, 2021, the Series D-1 Preferred Units would have been redeemable at the Company’s option at $1,000,000 per unit plus accrued and unpaid preferred distributions. The Series D-1 Preferred Units would have been required to be redeemed in the event of a sale of the Company at $1,000,000 per unit plus accrued and unpaid preferred distributions. The Company was required to obtain the consent of the Series C Preferred Unit holders before redeeming any Series D-1 Preferred Units prior to the redemption of any Series C Preferred Units.
As of June 30, 2020 and 2019, the Company had cumulative preferred distributions in arrears of $113,320 (unaudited) and $36,945 (unaudited), respectively, for the Series D-1 Preferred Units. As of December 31, 2019 and 2018, the Company had cumulative preferred distributions in arrears of $100,808 and $0, respectively, for the Series D-1 Preferred Units.
As of December 31, 2019 and 2018, the units were not probable of becoming redeemable outside the Company’s control, and no accretion was recorded.
Series D-2 Units
In May 2019, the Company issued nine Redeemable Convertible Series D-2 Preferred Units (“Series D-2 Preferred Units”) for $9,000,000. As of June 30, 2020 and as of December 31, 2019 and 2018, the Company had three (unaudited), nine and zero Series D-2 Preferred Units issued and outstanding. The carrying amounts as of June 30, 2020 and as of December 31, 2019 and 2018 were $3,000,000 (unaudited), $9,000,000 and $0, respectively. In the event of a liquidation, dissolution or winding up of the Company, the Series D-2 Preferred Units have a liquidation preference of $1,000,000 per unit, are senior to Series A

Dream Finders Holdings LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2020 and 2019, and December 31, 2019 and 2018

Preferred Unit holders, Series B Preferred Unit holders and common units and are pari passu with Series D-1. The Series D-2 Preferred Units had a 14% per annum quarterly preferred dividend, which increased to 17.5% after May 30, 2020. The units do not have any voting rights and do not participate in discretionary distributions.
The holders of the Series D-2 Preferred Units had the option to convert to a number of nonvoting common units equal to a formulaic amount after May 30, 2021. The Series D-2 Preferred Units are redeemable at the Company’s option until May 29, 2021 at $1,000,000 per unit plus accrued and unpaid preferred distributions. The Company may not redeem any Series D-2 Preferred Units without prior consent of the Series C Preferred Unit holders unless certain conditions have been met. Upon a sale of the Company, the Series D-2 Preferred Units must be redeemed at $1,000,000 per unit plus accrued and unpaid preferred distributions.
As of June 30, 2020 and 2019, the Company had cumulative preferred distributions in arrears of $113,320 (unaudited) and $110,836 (unaudited), respectively, for the Series D-2 Preferred Units. As of December 31, 2019 and 2018, the Company had cumulative preferred distributions in arrears of $302,425 and $0, respectively, for the Series D-2 Preferred Units.
In January of 2020, the Company redeemed six Series D-2 Preferred Units for $6,000,000.
Redeemable Non-Voting Common Units
As of June 30, 2020 and as of December 31, 2019 and 2018, the Company had 7,010 (unaudited), 5,774 and 5,774 Redeemable Non-Voting Common Units issued and outstanding, respectively. The carrying amounts as of June 30, 2020 and as of December 31, 2019 and 2018 were $17,519,137 (unaudited), $16,248,246 and $13,534,739, respectively. In the event of a liquidation, dissolution or winding up of the Company, the Redeemable Non-Voting Common Units are pari passu with all other common units. The Redeemable Non-Voting Common Units participate in discretionary dividends and do not have any voting rights.
These units contain a feature that provides each unit holder 0.428 additional units per unit owned if the Company does not achieve $60,000,000 of net income for the years ended December 31, 2018 and 2019 (the “Valuation Feature”). The fixed ratio per unit included in the Valuation Feature was subsequently renegotiated with the investor in January of 2020. Each unit holder now receives 0.214 additional units per unit owned. None of the other provisions in the Valuation Feature changed. The Redeemable Non-Voting Common Units are redeemable at the holder’s option after January 1, 2023 for $3,200 per unit if an initial public offering has not been declared effective by the United States Securities and Exchange Commission before such date.
In January 2020, the Company issued an additional 1,236 (unaudited) Redeemable Non-Voting Common Units pursuant to the Valuation Feature described above. The Company allocates earnings pari passu every period to the redeemable non-voting common units
10.	Equity-Based Compensation
In 2020 and 2019, the Company did not issue any units as compensation to employees. In 2018, the Company issued 25 units as compensation to employees. The non-voting common units issued vest ratably over a five-year period. Compensation expense is based on the grant-date fair value of the units granted, and is recognized on a straight-line basis over the requisite service period for the entire award. The Company calculates the fair value of its grants using the valuation from the latest equity transaction between the Company and a third party, and in all cases, these transactions occurred within twelve months of the grant date of the units. Expense related to equity-based compensation was $447,500 (unaudited) and $298,333 (unaudited) for the six months ended June 30, 2020 and 2019, respectively. Expense related to equity-based compensation was $895,000 and $895,610 for the years ended December 31, 2019 and 2018, respectively. For June 30, 2020, the total unrecognized compensation expense was $1,739,417 (unaudited), which will be

Dream Finders Holdings LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2020 and 2019, and December 31, 2019 and 2018

recognized at the earlier of a liquidation event or a weighted-average period of 2.2 years. For December 31, 2019, the total unrecognized compensation expense was $2,186,917, which will be recognized at the earlier of a liquidation event or a weighted-average period of 2.2 years.
The Company’s non-vested units as of June 30, 2020 and 2019, and December 31, 2019 and 2018, and changes during the six months and years then ended are presented below:
	Units	Weighted Average Grant Date Fair Value
Units – December 31, 2018	3,532	$4,741,657
Granted (unaudited)	—	—
Forfeited (unaudited)	—	—
Vested (unaudited)
Units – June 30, 2019 (unaudited)	3,532	$4,741,657

Units – December 31, 2017	3,507	$4,687,332
Granted	25	54,325
Forfeited	—	—
Units – December 31, 2018	3,532	$4,741,657
Granted	—	—
Forfeited	—	—
Units – December 31, 2019	3,532	$4,741,657

Units – December 31, 2019	3,532	$4,741,657
Granted (unaudited)	—	—
Forfeited (unaudited)	—	—
Units – June 30, 2020 (unaudited)	3,532	$4,741,657
11.	Variable Interest Entities and Investments in Other Entities
The Company holds investments in certain limited partnerships and similar entities that conduct land acquisition, land development and/or other homebuilding activities in various markets where our homebuilding operations are located. The Company also has an interest in one unconsolidated VIE, Jet Home Loans LLC, where the primary activities include underwriting, originating and selling home mortgages. The Company’s VIEs are funded by initial capital contributions from us, as well as our other partners and generally do not have significant debt. The primary risk of loss associated with the Company’s involvement in these VIEs is limited to the Company’s initial capital contributions due to bankruptcy or insolvency of the VIE; however, management has deemed the likelihood of this as remote. The maximum exposure to loss related to the VIEs is disclosed below for both consolidated and unconsolidated VIEs, which equals the Company’s capital investment in each entity.
In some cases, an unrelated third party is the general partner or managing member and in others, the general partner or managing member is a related party. Management analyzed the Company’s investments first under the variable interest model to determine if they are VIEs and, if so, whether the Company is the primary beneficiary. Management consolidates the entity if the Company is the primary beneficiary or if a standalone primary beneficiary does not exist and the Company and its related parties collectively meet the definition of a primary beneficiary. If the joint venture does not qualify as a VIE under the variable interest model, management then evaluates the entity under the voting interest model to assess if consolidation is appropriate.

Dream Finders Holdings LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2020 and 2019, and December 31, 2019 and 2018

The assets of a VIE can only be used to satisfy the obligations of that specific VIE, even for assets that are included within the Consolidated Balance Sheets. The Company and its partners do not have an obligation to make capital contributions to the VIEs and there are no liquidity arrangements or other agreements that could require the Company to provide financial support to the VIEs. Furthermore, the creditors of the VIEs have no recourse to the Company’s general credit. The Company has contracts to purchase land from certain VIEs but is not required to do so. Refer to Note 1 for a more detailed description of these purchase agreements.
Consolidated VIEs
For VIEs that the Company does consolidate, management has the power to direct the activities that most significantly impact the VIE’s economic performance. The Company typically serves as the party with homebuilding expertise in the VIE. The Company does not guarantee the debts of the VIEs, and creditors of the VIEs have no recourse against the Company. There were no new consolidated VIEs during the six months ended June 30, 2020 (unaudited), or during the years ended December 31, 2019 and 2018.
The table below displays the carrying amounts of the assets and liabilities related to the consolidated VIEs:
Consolidated	As of June 30, 2020 (unaudited)	As of December 31,
		2019	2018
Assets	$50,243,384	$51,594,870	$36,258,755
Liabilities	$20,088,473	$19,470,857	$7,775,950
Unconsolidated VIEs and Other Equity Method Investments
For VIEs that the Company does not consolidate, the power to direct the activities that most significantly impact the VIE’s economic performance is held by a third party. These entities are accounted for as equity method investments. There were no entities that were deconsolidated during the six months ended June 30, 2020 (unaudited) or during the years ended December 31, 2019 and 2018. The Company’s maximum exposure to loss is limited to its investment in the entities because the Company is not obligated to provide any additional capital to or guarantee any of the unconsolidated VIEs’ debt.
The table below shows the Company’s investment in the unconsolidated VIEs:
Unconsolidated	As of June 30, 2020 (unaudited)	As of December 31,
		2019	2018
Unconsolidated homebuilding VIE’s	—	2,302,739	2,066,848
Jet Home Loans	2,346,065	1,192,195	1,098,754
Total investment in unconsolidated VIE’s	$2,346,065	$3,494,934	$3,165,602
Other equity method investments	4,420,994	4,859,278	3,089,478
Total equity method investments	$6,767,059	$8,354,212	$6,255,080
12.	Asset Purchase of Joint Venture Interests
In December 2018, the Company purchased the membership interests of its joint venture partner in PSJ JV Owner LLC, HM7 JV Owner LLC and ANT JV Owner LLC. After the transaction, the Company owned 100% of these companies, and received all income, expenses and margin. Since all of the identified assets in these companies were their land assets and no systems, people or processes were acquired, the transactions were accounted for as an asset purchase. The combined purchase price of these entities was $27,532,174, net of the Company’s outstanding equity investment in joint ventures. The Company has a payable to the former owner of $27,532,174 in accrued expenses within the Consolidated Balance Sheets as of December 31, 2018.

Dream Finders Holdings LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2020 and 2019, and December 31, 2019 and 2018

13.	Segment Reporting
The Company operates in the homebuilding business and is organized and reported by division. There are eleven operating segments and five reportable segments: Jacksonville, Orlando, Denver, and Washington DC (“Capital”), the Company’s homebuilding operations; and Jet Home Loans LLC (“Jet”), the Company’s mortgage operations. The revenues of each remaining operating segment are not material and will be combined into an “Other” category for the purposes of segment reporting. The corporate component of the Company’s operations, which is not considered an operating segment, is also combined into the “Other” category.
In accordance with ASC Topic 280, Segment Reporting, operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision-makers (“CODMs”) in deciding how to allocate resources and in assessing performance. The Company’s CODM primarily evaluates performance based on the number of homes closed, average sales price, and financial results. Segment profitability is measured by net and comprehensive income.
The Company’s homebuilding operations employ an asset-light business model with a focus on the design, construction and sale of single-family entry-level and first-time move-up homes.
The Company’s mortgage operations are conducted through Jet, which is a licensed home mortgage broker that underwrites, originates and sells mortgages to Prime Lending (“Prime”). The Company owns 49% of Jet, and Prime owns the remaining 51%. Jet is accounted for as an equity method investment.
Financial information relating to the Company’s reportable segments is as follows. Operational results of each reportable segment are not necessarily indicative of the results that would have been achieved had the reportable segment been an independent, stand-alone entity during the periods presented.
The following tables summarize home sale revenues and pretax income by segment for the six months periods ended June 30, 2020 and 2019 and the years ended December 31, 2019 and 2018:
	For the six months ended June 30 (unaudited)		For the years ended December 31
	2020	2019	2019	2018
Revenues:
Jacksonville	$153,936,021	$143,722,493	$333,687,948	$283,840,808
Colorado	43,885,900	53,968,143	115,835,632	68,606,541
Orlando	35,567,171	50,385,333	109,710,225	84,554,186
Capital	47,850,218	11,764,736	39,043,345	9,161,792
JET Home Loans	15,362,000	7,927,000	18,932,000	14,017,000
Other	107,300,251	48,579,055	146,015,173	76,095,146
Total segment revenues	403,901,561	316,346,760	763,224,323	536,275,473
Reconciling items from equity method investments	(15,362,000)	(7,927,000)	(18,932,000)	(14,017,000)
Consolidated revenues	$388,539,561	$308,419,760	$744,292,323	$522,258,473
	For the six months ended June 30 (unaudited)		For the years ended December 31
	2020	2019	2019	2018
Net and comprehensive income:
Jacksonville	$9,452,780	$9,231,860	$26,358,703	$20,514,824
Colorado	4,195,431	5,969,770	10,424,803	1,253,291
Orlando	1,379,160	(777,757)	3,732,935	3,368,996
Capital	636,339	(1,973,026)	(2,709,651)	(2,154,540)
JET Home Loans	6,706,150	1,743,698	4,506,242	2,572,478

Dream Finders Holdings LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2020 and 2019, and December 31, 2019 and 2018

	For the six months ended June 30 (unaudited)		For the years ended December 31
	2020	2019	2019	2018
Other	1,311,696	3,643,312	4,882,812	(970,740)
Total segment income net and consolidated income	23,681,556	17,837,857	47,195,844	24,584,309
Reconciling items from equity method investments	(3,420,060)	(889,440)	(2,298,060)	(1,322,940)
Consolidated net and comprehensive income	$20,261,496	$16,948,417	$44,897,784	$23,261,369
	As of June 30 (unaudited) 2020	As of December 31
		2019	2018
Assets:
Jacksonville	$186,469,596	$161,733,371	$156,041,909
Colorado	50,233,778	44,293,500	51,928,048
Orlando	64,935,148	44,192,387	45,149,379
Capital	49,401,870	55,695,204	25,474,555
JET Home Loans	50,939,115	48,754,245	27,716,754
Other	193,433,058	207,812,743	95,752,967(1)
Total segment assets	595,412,565	562,481,450	402,063,612
Reconciling items from equity method investments	(48,593,001)	(47,562,000)	(26,618,001)
Consolidated assets	$546,819,564	$514,919,450	$375,445,611
(1)
Other includes the Company’s title operations, homebuilding operations in non-reportable segments, operations of the corporate component, and corporate assets such as cash and cash equivalents, cash held in trust, prepaid insurance, operating and financing leases, as well as property and equipment.

14.	Fair Value Disclosures
ASC 820, Fair Value Measurement, defines fair value as the price that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants at measurement date and requires assets and liabilities carried at fair value.
GAAP assigns a fair value hierarchy to the inputs used to measure fair value. Level 1 inputs are quoted prices in active markets for identical assets and liabilities. Level 2 inputs are inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs.
Fair value measurements may also be utilized on a nonrecurring basis, such as for the impairment of long-lived assets and inventory. The fair value of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and construction lines of credit, approximate their carrying amounts due to the short-term nature of these instruments.
15.	Related Party Transactions
During the six months ended June 30, 2020 and 2019, and for the years ended December 31, 2019 and 2018, the Company has entered into or participated in related party transactions. The majority of these transactions were entered into to control finished lots for homebuilding. In addition, the Company has built and sold homes for employees and members of their immediate families.

Dream Finders Holdings LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2020 and 2019, and December 31, 2019 and 2018

Consolidated Joint Ventures
The Company has entered into joint venture arrangements to acquire land, finished lots and build homes. Certain members of the Company, directors and members of management, have invested in these joint ventures and some are limited partners in these joint ventures. DFH Investors LLC (who own 15,400 participating common shares, representing 11.65% of the membership interest in the Company) are the managing members of certain of these joint ventures. The joint ventures are consolidated for accounting purposes. Details of each are included in Note 1.
DF Residential I, LP
DF Residential I, LP (Fund I) is a real estate investment vehicle, organized for the purpose of acquiring and developing finished lots. Dream Finders Homes, LLC, has entered into six joint ventures and ten land bank projects with Fund I since its formation in January 2017. DF Capital is the investment manager in Fund I. Certain directors and executive officers have made investments in Fund I as limited partners. In addition, certain members of management have made investments in Fund I. The total committed capital in Fund I was $36,706,163 (unaudited), $36,706,163 and $21,637,240 as of June 30, 2020, December 31, 2019 and 2018, respectively. Collectively, the Company’s directors, executive officers and members of management have invested $8,725,000 or 23.77% of the total committed capital of Fund I as of June 30, 2020 and December 31, 2019, and $5,700,000 or 26.34% of the total committed capital of Fund 1 as of December 31, 2018.
The general partner of Fund I is DF Management GP, LLC (“DF Management”). Dream Finders Homes LLC is one of four members of DF Management with a 26.13% membership interest. Certain members of DFH Investors LLC, including one of the Company’s directors, have a 65.33% membership interest. Collectively, Dream Finders Homes LLC and DFH Investors LLC have invested $1,400,000 in Fund I as of June 30, 2020, December 31, 2019 and 2018. This investment represents 3.81% of the total committed Capital in Fund I of $36,706,163.
Land Bank Transactions with DF Capital
After Fund I was fully committed, DF Capital provided land bank financing in a total of seven further projects and subsequently raised additional commitments from limited partners in Fund I as well as other parties. Doug Moran, Chief Operations Officer, invested $180,000 in one of these funds managed by DF Capital as a limited partner in 2019. As of June 30, 2020, funds managed by DF Capital (other than Fund I) controlled an additional 228 (unaudited) lots as a result of these transactions outside of Fund I. During the six months ended June 30, 2020, and the years ended December 31, 2019 and 2018, the Company purchased 65 (unaudited), 0 and 0 of these lots and the outstanding lot deposit balance in relation to these projects was $972,905 (unaudited), $1,073,567 and $0, respectively. In addition, the Company paid lot option fees related to these transactions of $490,424 (unaudited), $106,394 and $0 for the six months ended June 30, 2020, and the twelve months ended December 31, 2019 and 2018, respectively.
Medley Capital
Our Series B Holders had an outstanding collateralized loan with the Company for the purposes of land acquisition and development. The loan carried monthly interest at an annual rate of 10%. The outstanding loan balance was $0 (unaudited) as of June 30, 2020. The outstanding loan balance was $4,910,598 and $7,607,741 for the periods ended December 31, 2019 and 2018, respectively. On March 4, 2020, the outstanding loan balance plus accrued interest was paid in full for a total of $4,676,251 (unaudited). In connection with the loan payoff, Medley released back to the Company reserve funds in the amount of $492,472 (unaudited).
Varde Capital
Certain DF Capital joint ventures in which the Company is a member have entered into lending arrangements with our Series C equity holders. The Värde Private Debt Opportunities Fund (On Shore), L.P. (Varde Capital) has a loan with a principal amount of $18,000,000, whose borrowers are DFC East

Dream Finders Holdings LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2020 and 2019, and December 31, 2019 and 2018

Village, LLC, DFC Seminole Crossing, LLC and DFC Sterling Ranch, LLC. These joint ventures are between Fund I and the Company. As of June 30, 2020 and as of December 31, 2019 and 2018, the outstanding loan balance was $6,600,000 (unaudited), $9,000,000 and $0, respectively.
In addition, Dream Finders Holdings LLC and DF Capital are, individually and collectively, the “Guarantor” in favor of the Värde Private Debt Opportunities Fund (On Shore), L.P. in connection with this loan agreement. The Dream Finders Holdings LLC guarantee provides additional assurance to Varde Capital, as they have recourse to the assets of the Company beyond the pledged collateral in the joint ventures to be made whole in instances of default. The Company believes an event of default is unlikely.
Jet Home Loans
Jet performs mortgage origination activities for the Company. Jet underwrites and originates home mortgages for Company customers and non-Company customers. The Company owns 49% of Jet, but is not the primary beneficiary. Jet is accounted for under the equity method and is a related party of the Company.
Sales to Employees
From time to time, the Company builds homes for employees and related parties. For the six months ended June 30, 2020, and for the years ended 2019 and 2018, the Company delivered 8 (unaudited), 9, and 7 homes, respectively, to employees and related parties for a total of $6,600,000 (unaudited), $3,900,000, and $5,700,000, respectively.
Guarantees
Dream Finders Homes LLC is a Guarantor in favor of Flagstar Bank (Lender), in connection with a loan of $5,670,000 (unaudited), $0 and $0 to DFC Seminole Crossing, LLC (Borrower) as of June 30, 2020, December 30 2019, and 2018, respectively. The latter is a joint venture between the Company and DF Capital. The guaranty is a Limited Recourse Carve-out (Guaranty). There was no consideration provided by the DF Capital to the Company for this guaranty. The Dream Finders Holdings LLC guarantee provides additional assurance to Flagstar Bank, as they have recourse to the assets of the Company beyond the pledged collateral in the joint venture to be made whole in instances of default. The Company believes an event of default is unlikely.
16.	Net Income per Unit
Basic and diluted net income per unit for the six months ended June 30, 2020 and 2019 (unaudited) and for the years ended December 31, 2019 and 2018, was calculated by adjusting net and comprehensive income attributable to Dream Finders Holdings LLC for preferred distributions, and dividing by basic and diluted weighted-average number of participating units outstanding. Basic weighted-average unit count was derived by using a weighted-average of participating units outstanding during each reporting period. Diluted weighted-average unit count was derived by using participating units outstanding during each reporting period, adding convertible units that could be issued during the reporting period and using a weighted-average of total units.
	For the six months ended June 30, 2020 (unaudited)	For the six months ended June 20, 2019 (unaudited)	For the year ended December 31, 2019	For the year ended December 31, 2018
Numerator
Net and comprehensive income attributable to Dream Finders Holdings LLC	$18,304,135	$14,470,511	$39,191,266	$17,322,354
Less: Preferred distributions	$(2,256,620)	$(1,944,799)	$(4,618,067)	$(600,815)

Dream Finders Holdings LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2020 and 2019, and December 31, 2019 and 2018

	For the six months ended June 30, 2020 (unaudited)	For the six months ended June 20, 2019 (unaudited)	For the year ended December 31, 2019	For the year ended December 31, 2018
Net and comprehensive income available to common units	$16,047,516	$12,525,712	$34,573,199	$16,721,539
Denominator - basic
Weighted-average number of common units outstanding	99,065	97,830	97,830	97,830
Net income per unit, basic	$161.99	$128.04	$353.40	$170.92
Denominator - diluted
Weighted average number of common units outstanding, basic	99,065	97,830	97,830	97,830
Add: Convertible units	831	0	0	0
Weighted average number of units outstanding, diluted	99,896	97,830	97,830	97,830
Net income per unit, diluted	$161.80	$128.04	$353.40	$170.92
The EPS amounts calculated in the table above are relevant for all classes of common and participating units, which include common units, non-voting common units, redeemable non-voting common units and Series A Preferred Units. The Company excluded anti-dilutive convertible units from the calculation of weighted-average number of units outstanding for diluted EPS. The Company excluded anti-dilutive convertible units of 0 (unaudited) and 164 (unaudited) for the six months ended June 30, 2020 and 2019, respectively, and, excluded anti-dilutive convertible units of 581 and 0 for the years ended December 31, 2019 and 2018, respectively.
Unaudited Pro Forma Net Income per Unit
Unaudited pro forma basic and diluted net income per unit for the six months ended June 30, 2020, and the year ended December 31, 2019, gives effect to pro forma net income taxes, which reflect federal and state income taxes, assuming a 5.5% state tax rate, a 21% federal tax rate and a 1.5% 45L New Energy Efficient Home Tax Credit available to builders and developers for meeting certain energy efficiency requirements, which results in a federal tax rate of 19.5%. The Company utilized a 25% combined effective rate, which is a product of the state tax rate and adjusted federal tax rate, as if the Company had been taxed as a corporation in accordance with Subchapter C of the Internal Revenue Code (“C-Corporation”) for those periods.
	For the six months ended June 30, 2020	For the six months ended June 20, 2019	For the year ended December 31, 2019	For the year ended December 31, 2018
Numerator
Pro forma net and comprehensive income attributable to Dream Finders Holdings LLC	$13,728,101	$10,852,883	$29,393,449	$12,991,765
Less: Preferred distributions	$(2,256,620)	$(1,944,799)	$(4,618,067)	$(600,815)
Pro forma net and comprehensive income available to common units	$11,471,481	$8,908,084	$24,775,382	$12,390,950
Denominator - basic
Weighted-average number of common units outstanding	99,065	97,830	97,830	97,830
Pro forma net income per unit, basic	$115.80	$91.06	$253.25	$126.66
Denominator - diluted

Dream Finders Holdings LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2020 and 2019, and December 31, 2019 and 2018

	For the six months ended June 30, 2020	For the six months ended June 20, 2019	For the year ended December 31, 2019	For the year ended December 31, 2018
Weighted average number of common units outstanding, basic	99,065	97,830	97,830	97,830
Add: Convertible units	831	0	0	0
Weighted average number of units outstanding, diluted	99,065	97,830	97,830	97,830
Pro forma net income per unit, diluted	$115.80	$91.06	$253.25	$126.66
The unaudited pro forma EPS amounts calculated in the table above are relevant for all classes of common and participating units, which include common units, non-voting common units, redeemable non-voting common units and Series A Preferred Units. The Company excluded anti-dilutive convertible units from the calculation of weighted-average number of units outstanding for unaudited pro forma diluted EPS. The Company excluded anti-dilutive convertible units of 0 and 164 for the six months ended June 30, 2020 and 2019, respectively, and excluded anti-dilutive convertible units of 581 and 0 for the years ended December 31, 2019 and 2018, respectively.
Pro forma earnings per unit was derived by adjusting income before taxes for pro forma income tax expense, pro forma net and comprehensive income attributable to non-controlling interest and preferred distributions, and dividing by basic and diluted weighted-average number of participating units outstanding. Basic weighted-average unit count was derived by using a weighted-average of participating units outstanding during each reporting period. Diluted weighted-average unit count was derived by using participating units outstanding during each reporting period, adding convertible units could be issued during the reporting period and using a weighted-average of total units.
17.	Subsequent Events
The Company has evaluated subsequent events through October 13, 2020, the date the financial statements were issued, and no additional matters were identified requiring recognition or disclosure in the financial statements, except for events described below.
On October 5, 2020, the Company acquired 100% of the issued and outstanding membership interests in H&H constructors of Fayetteville, LLC (“H&H”), an operative homebuilder, for a purchase price of $48,966,025. To fund the acquisition, the Company obtained a $20,000,000 bridge loan from Boston Omaha Corporation, LLC, with an annual interest rate of 14% maturing on May 1, 2021, paid cash of $9,496,723 and agreed to pay contingent consideration in the amount of $19,469,302 based on H&H meeting certain financial metrics.
On October 1, 2020, an unrelated party, FBC Mortgage, Inc., purchased Prime’s membership interest in Jet for book value. The Company retained its 49% ownership share of Jet.
On September 28, 2020, the Board of Directors approved a distribution of $5,400,000 payable to certain participating members of the Company as of the approved date.
In July 2020, the Company redeemed three series D-1 Preferred Units in the amount of $3,000,000, plus accrued interest of $38,730, and three series D-2 Preferred Units in the amount of $3,000,000, plus accrued interest of $20,082.

INDEPENDENT ACCOUNTANT’S REVIEW REPORT
To the Board of Directors
H&H Constructors of Fayetteville, LLC
Fayetteville, North Carolina
Report on the Financial Statements
We have reviewed the financial statements of H&H Constructors of Fayetteville, LLC (the Company), which comprise the balance sheets as of June 30, 2020 and 2019, and the related statements of comprehensive income, changes in member’s equity, and cash flows for the six-month periods ended June 30, 2020 and 2019.
Management’s Responsibility
The Company’s management is responsible for the preparation and fair presentation of the financial information in accordance with accounting principles generally accepted in the United States of America; this responsibility includes the design, implementation and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in accordance with generally accepted accounting principles.
Accountant’s Responsibility
Our responsibility is to conduct our reviews in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.
Conclusion
Based on our reviews, we are not aware of any material modifications that should be made to the financial information for it to be in accordance with accounting principles generally accepted in the United States of America.
Report on Balance Sheet as of December 31, 2019 and 2018
We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders’ equity and cash flows for the years then ended, and we expressed an unmodified audit opinion on those audited financial statements in our report, dated May 14, 2020 and June 21, 2019, respectively. In our opinion, the accompanying balance sheet of H&H Constructors of Fayetteville, LLC as of December 31, 2019 and 2018, are consistent, in all material respects, with the audited financial statements from which it has been derived.

Winchester, Virginia
August 14, 2020

H&H CONSTRUCTORS OF FAYETTEVILLE, LLC

Balance Sheets
	June 30, 2020 (Unaudited)	December 31, 2019 (Audited)
Assets
Cash and cash equivalents	$39,344	$560,098
Accounts receivable:
Related parties (Note 8)	3,753,443	5,186,640
Others	156,909	200,292
Real estate inventory:
Homes under construction	125,171,296	109,210,233
Capitalized interest (Note 3)	3,318,340	3,237,602
Overhead capitalized	3,059,402	2,687,748
Lot deposits (Note 4)	2,468,923	2,767,489
Prepaid expenses	1,099,254	714,456
Deposits (Note 11)	2,138,615	2,138,615
Property and equipment, net (Note 5)	1,923,082	1,963,959
Total assets	$143,128,608	$128,667,132
Liabilities
Notes payable:
Construction loans (Note 6)	$103,874,720	$92,987,757
Auto, equipment, and real estate loans (Note 7)	169,606	208,176
Accounts payable	4,017,483	1,666,804
Customer deposits	1,394,229	1,137,508
Accrued expenses	1,525,562	1,910,547
Total liabilities	110,981,600	97,910,792
Commitments and contingencies (Note 12)
Member's Equity	32,147,008	30,756,340
Total liabilities and member's equity	$143,128,608	$128,667,132
See Notes to Financial Statements.

H&H CONSTRUCTORS OF FAYETTEVILLE, LLC

Statements of Comprehensive Income
	Six Months Ended June 30,
	2020	2019
Revenue	$105,225,103	$105,882,533
Cost of revenue	89,978,511	92,202,750
Gross profit	15,246,592	13,679,783
Selling, general and administrative
Sales and marketing expenses	7,284,501	6,507,560
General and administrative expenses	4,625,041	3,958,305
Total selling, general, and administrative	11,909,542	10,465,865
Income from operations	3,337,050	3,213,918
Other income, net	16,945	119,786
Net and comprehensive income	$3,353,995	$3,333,704
See Notes to Financial Statements.

H&H CONSTRUCTORS OF FAYETTEVILLE, LLC

Statements of Changes in Member's Equity
Balance, December 31, 2019 (audited)	$30,756,340
Net and comprehensive income	3,353,995
Distributions to member	(1,963,327)
Balance, June 30, 2020 (unaudited)	$32,147,008
See Notes to Financial Statements.

H&H CONSTRUCTORS OF FAYETTEVILLE, LLC

Statements of Cash Flows
	Six Months Ended June30,
	2020	2019
Cash Flows from Operating Activities
Net and comprehensive income	$3,353,995	$3,333,704
Adjustments to reconcile net and comprehensive income to net cash (used in) provided by operating activities:
Depreciation	302,202	296,070
(Gain) on sale of property and equipment	—	(31,337)
Loss on sale of available for sale securities	—	2,618
Changes in operating assets and liabilities
(Increase) decrease in operating assets:
Accounts receivable - others	43,383	93,520
Real estate inventory	(16,114,889)	1,097,633
Prepaid expenses	(384,798)	(263,609)
Deposits	—	(873,877)
Increase (decrease) in operating liabilities:
Accounts payable - trade	2,350,679	308,225
Customer deposits	256,721	(145,971)
Accrued expenses and other liabilities	(384,985)	(442,827)
Net cash (used in) provided by operating activities	(10,577,692)	3,374,149
Cash Flows from Investing Activities
Purchase of property and equipment	(261,325)	(69,429)
Proceeds from sale of available for sale securities	—	105,237
Proceeds from sale of property and equipment	—	81,271
Net cash (used in) provided by investing activities	(261,325)	117,079
Cash Flows from Financing Activities
(Payments) proceeds from construction loans, net of repayments	10,886,963	(1,792,619)
Principal payments on auto, equipment, and real estate loans	(38,570)	(111,237)
Decrease in accounts receivable - related party	1,433,197	74,149
Distributions to member	(1,963,327)	(1,659,065)
Net cash provided by (used in) financing activities	10,318,263	(3,488,772)
(Decrease) increase in cash and cash equivalents	(520,754)	2,456
Cash and Cash Equivalents
Beginning of year	560,098	92,685
End of year	$39,344	$95,141
Supplemental Disclosure of Cash Flow Information, cash paid during the period for interest	$2,045,274	$2,546,801
Supplemental Disclosure of Noncash Investing and Financing Activities, notes payable incurred for purchase of property and equipment	$—	$126,525
See Notes to Financial Statements.

H&H CONSTRUCTORS OF FAYETTEVILLE, LLC
Notes to Financial Statements
Note 1.	Summary of Significant Accounting Policies
H&H Constructors of Fayetteville, LLC (“the Company”), a wholly-owned subsidiary of H&H Constructors, Inc., was formed on December 9, 2013, under the laws of the state of North Carolina. The Company acquires developed lots in subdivisions and builds single-family dwellings on them under fixed-price contracts and on a speculative and pre-sale basis in North and South Carolina.
Note 2.	Summary of Significant Accounting Policies
Recently Adopted Accounting Pronouncements
On January 1, 2019, the Company adopted Accounting Standards Codification 606, “Revenue from Contracts with Customers” (ASC 606), which is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner to depict the transfer of goods or services and satisfaction of performance obligations to a customer in an amount that reflects the consideration expected to be received in exchange for those goods or services. The Company applied the modified retrospective method to contracts that were not completed as of January 1, 2019. There was no impact to the year ended 2018 revenues as a result of applying ASC 606.
On January 1, 2019, the Company adopted Accounting Standards Update (“ASU”) No. 2016-01, Financial Instruments – Overall (Subtopic 825-10). Under this ASU, equity securities are generally required to be measured at fair value with unrealized holding gains and losses reflected in net income. As a result of this adoption, the accumulated other comprehensive income balance at December 31, 2018 was reclassified into member’s equity.
Revenue Recognition
Homebuilding revenue and related profit are generally recognized at the time the home is settled and title passes to the customer.
When the Company executes sales contracts with its homebuyers, or when it requires advanced payment from homebuyers for custom changes, upgrades or options related to their homes, the cash deposits received are recorded as liabilities until the home settlement or the contracts are cancelled.
When sales incentives involve a discount on the selling price of the home, the Company records the discount as a reduction of revenue at the time of house settlement. If the sales incentive requires us to provide a free product or service to the customer, the cost of the free product or service is recorded as cost of revenues at the time of house settlement. This included the cost related to optional upgrades and seller-paid financing costs, closing cost, homeowners’ association fees, or merchandise.
Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Management continually evaluates the estimates used to prepare the financial statements and updates those estimates as necessary. In general, the Company’s estimates are based on historical experience, on information from third party professionals, and other various assumptions that are believed to be reasonable under the facts and circumstances. Actual results could differ materially from those estimates made by management.
Credit Risk
The Company places cash with high credit quality financial institutions. The Company maintains its cash accounts in bank accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts and believe they are not exposed to any significant credit risk on cash and cash equivalents.

Notes to Financial Statements
Proceeds from home closings held for the Company’s benefit at title companies are included in cash and cash equivalents in the balance sheets.
Real Estate Inventory
Real estate inventory consists of homes under construction, completed homes, and model homes. Inventory is carried at cost unless it is determined to be impaired, in which case it is written down to fair value. In addition to direct carrying costs, the Company also capitalizes interest, real estate taxes, and related development costs that benefit the development, such as field construction supervision and related direct overhead.
At home settlement, the Company generally has not paid all incurred costs necessary to complete the home. A liability and a corresponding charge to cost of sales are recorded for the amount estimated to ultimately be paid related to complete homes that have been closed. Home construction budgets are compared to actual records cost to determine the additional cost remaining to be paid on each closed home.
Each quarter, the Company reviews its communities and land inventories for indicator of potential impairment. If indicators of impairment are present for a community, the Company performs an impairment evaluation of the community, which included an analysis to determine if the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If so, impairment charges are recorded to cost of sales if the fair value of such assets is less than their carrying amounts. Impairment charges are also recorded on finished homes in substantially completed communities when events or circumstances indicate that the carrying values are greater than the fair values less estimated costs to sell these homes.
The key assumptions relating to inventory valuations are impacted by local market and economic conditions and are inherently uncertain. Due to uncertainties in the estimation process, actual results could differ from such estimates.
Sold inventory is evaluated for impairment based on the contractual sales price compared to the total estimated cost to construct plus a reasonable profit margin. Unsold inventory is evaluated for impairment by analyzing recent comparable sales prices within the applicable community compared to the costs incurred to date plus the expected costs to complete and a reasonable profit margin. Any calculated impairments are recorded immediately. The Company recognized no impairment expense during the six-month period ended June 30, 2020 and 2019, respectively.
Capitalized Interest
The Company capitalizes interest cost into inventories during active development and construction. Capitalized interest is charged to cost of sales as the related inventory is delivered to the buyer.
Property and Equipment
Property and equipment is stated at cost. Maintenance and repairs of property and equipment are expensed as incurred and betterments are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts and gain or loss is included in operations.
Depreciation is computed principally by using the straight-line method over the estimated service lives of the respective assets. The estimated useful life of buildings is 40 years, while the estimated useful lives of autos and trucks is 5 years, and furniture, fixtures, and equipment range from 5 to 7 years.
Long-Lived Assets
Long-lived assets, such as rental properties, real estate held for sale, and property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be

Notes to Financial Statements
generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.
Allowance for Warranties
Home purchasers are provided with a limited warranty against certain building defects, including a one-year comprehensive limited warranty and coverage for certain other aspects of the home's construction and operating systems. Management estimates the costs to be incurred under these warranties and records a liability in the amount of such costs at the time revenue is recognized. Accrued warranties were $735,123 and $733,692 at June 30, 2020 and December 31, 2019, respectively.
Advertising Cost
The Company expenses advertising cost as incurred. Advertising expense for the six-month period ended June 30, 2020 and 2019 was $537,850 and 366,862, respectively.
Income Taxes
The Company is recognized as a disregarded entity for federal income tax purposes and included in the return of H&H Constructors, Inc.
Management evaluated the Company’s tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance.
New Accounting Pronouncements
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires companies that lease assets (lessees) to recognize the assets and related liabilities for the rights and obligations created by the leases on the balance sheet for leases with terms exceeding 12 months. ASU 2016-02 defines a lease as a contract or a part of a contract that conveys the right to control the use of identified assets for a period of time in exchange for consideration. The lessee in a lease will be required to initially measure the right-of-use asset and lease liability at the present value of remaining lease payments, as well as capitalize initial direct costs as part of the right-of-use asset. ASU 2016-02 is effective for the Company for the year ending December 31, 2022. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of Topic 842 will have on its financial statements.
Fair Value Measurements
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value and establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy can be summarized as follows:
Level 1 - Fair value determined based on quoted prices in active markets for identical assets or liabilities.
Level 2 - Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.
Level 3 - Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows, or similar techniques.

Notes to Financial Statements
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Note 3.	Capitalized Interest
Included in real estate inventory is capitalized interest of $3,318,340 and $3,237,602 at June 30, 2020 and December 31, 2019.
The amount of interest charged to expense during the six-month period ending June 30, 2020 and 2019 consisted of the following:
	2020	2019
Interest charged to cost of sales	$1,856,412	$1,984,677
Interest on finished inventory	866,179	1,217,092
Interest on auto and equipment loans	3,217	3,945
	$2,725,808	$3,205,714
Note 4.	Land and Lot Purchase Contracts
The Company pays deposits related to land options and land purchase contracts, including option contracts, for the purchase of lots in the routine conduct of its business. The Company has acquired a number of land purchase contracts, generally through cash deposits, for the right to purchase lots at a future point in time with predetermined terms. The Company does not have title to the lots and the creditors generally have no recourse to the Company. The Company’s obligations with respect to the land purchase contracts are generally limited to the forfeiture of the related nonrefundable cash deposits. As of June 30, 2020, the Company had the right to purchase approximately 2,201 lots under land purchase contracts, which represents an aggregate purchase price as of June 30, 2020 of approximately $135.9 million. Cash deposits on these lots amounted to $2,468,923 at June 30, 2020.
Note 5.	Property and Equipment
Property and equipment consisted of the following at
	June 30, 2020	Deccember 31, 2019
Furniture, fixtures, and equipment	$2,793,491	$3,117,927
Buildings	711,986	126,225
Autos and trucks	537,024	537,024
Property and equipment	4,042,501	3,781,176
Accumulated depreciation	(2,119,419)	(1,817,217)
Property and equipment, net	$1,923,082	$1,963,959
Depreciation expense was $302,202 and $296,070 for the six-month period ended June 30, 2020 and 2019, respectively.

Notes to Financial Statements
Note 6.	Construction Notes Payable
Construction notes payable consisted of the following at:
	Balance
Creditor	June 30, 2020	Deccember 31, 2019	Maturity	Interest Rate
Lender 1	$2,905,541	$2,460,132	2020	Prime rate plus .50%
Lender 2	9,887,320	9,370,779	2020	Prime rate plus .50% with a floor of 4.25%
Lender 3	7,400,436	8,635,993	2021	30 day LIBOR plus 4.00%
Lender 4	14,206,648	11,219,134	2020	30 day LIBOR plus 3.90%
Lender 5	—	310,454	2020	Prime rate plus .50%
Lender 6	9,404,672	8,516,830	2022	30 day LIBOR plus 3.95%
Lender 7	12,818,707	13,212,094	2020	Greater of a fixed rate of 4.50% or an adjustable rate equal to the 90 day LIBOR plus 3.90%
Lender 8	6,301,105	3,602,024	2020-2021	Lesser of the higher lawful rate or the greater of a fixed rate of 6.00% or the 30 day LIBOR plus 3.75%
Lender 9	9,144,467	10,419,799	2020	Prime rate plus .50% with a floor of 4.75%
Lender 10	6,558,201	3,700,073	2020	Prime rate plus 1.00% with a floor of 5.00%
Lender 11	1,407,255	1,618,856	2022	Prime rate plus .50%
Lender 12	8,482,611	4,827,146	2020	Prime rate plus 3.75% with a floor of 4.50%
Lender 13	10,603,401	11,889,110	2021	30 Day LIBOR plus 3.90%
Lender 14	747,291	—	2021	Prime rate plus .50% with a floor of 5.00%
Lender 15	4,007,065	3,205,333	2020	Prime rate plus .50%
Total	$103,874,720	$92,987,757
The notes listed above are payable as homes are sold and are collateralized by the constructed asset and or personal guarantees from the stockholders of H&H Constructors, Inc. These notes mature at various dates and will be renewed or refinanced upon maturity.
The construction notes payable terms require the Company to maintain certain financial ratios. The Company was in compliance with these ratios as of June 30, 2020.
Note 7.	Long-Term Debt
Long-term debt on vehicles consisted of the following at:
	June 30, 2020	Deccember 31, 2019
Notes payable on vehicles collateralized by the vehicles, total monthly payments totaling $7,058 including interest at rates ranging from 3.04% to 7.06%, maturing through 2023.	$169,606	$208,176

As of June 30, 2020, the aggregate maturities of long-term debt are as follows:
Six months ending December 31, 2020	$38,139
Twelve months ending December 31, 2021	65,317
Twelve months ending December 31, 2022	32,681
Twelve months ending December 31, 2023	33,469
$169,606

Notes to Financial Statements
Note 8.	Related Party Transactions
The Company purchased developed lots from various related parties during the six-month period ended June 30, 2020 and 2019, as follows:
	2020	2019
Cottages at Indian Trail, LLC	$355,339	$1,187,696
DRC Hampstead, LLC	422,361	1,491,121
HDP Main Street Station, LLC	2,411,875	—
H&H Investments, LLC	417,121	43,181
HDP Creek Park, LLC	1,643,726	—
Franklin Park, LLC	1,398,883	—
Hoke Developers 3, LLC	2,847,142	1,010,164
Oakmont Development Partners	1,451,204	107,841
H&M Bedford, LLC	837,416	150,773
Ralph Huff Holdings, LLC	—	128,825
RHH Land Investors, LLC	656,761	—
HDP Mill Creek, LLC	1,288,746	—
	$13,730,574	$4,119,601
From time to time the Company lends cash to H&H Constructors, Inc. for cash flow purposes. H&H Constructors, Inc. maintains cash accounts for the Company and will transfer cash to the Company on an as needed basis. The total amount due from H&H Constructors, Inc. at June 30, 2020 and December 31, 2019 was $3,753,443 and $3,975,681, respectively.
The Company leases its office facility, located in Fayetteville, NC, from BJMA, LLC, which has common ownership. The lease requires monthly payments of $17,500 and expires on December 31, 2022.
The Company leases its design center, located in Fayetteville, NC, from New Lowe’s LLC, which has common ownership. The lease requires monthly payments of $2,500 and expires on August 31, 2021.
The Company uses an aircraft for business travel that is owned by CRT Aviation, LLC, which has common ownership. Total aircraft travel expense for the six-month period ended June 30, 2020 was $30,000. There was no aircraft travel expenses for the six-month period ended June 30, 2019.
Note 9.	Defined Contribution Plan
The Company maintains a 401(k) plan for its employees. The Company contributes up to 3% for all eligible participating employees. Retirement plan contributions were $137,391 and $130,139 for the six-month period ending June 30, 2020 and 2019, respectively.
Note 10.	Health Care Benefit Plan
The Company sponsors a self-funded health insurance plan (“Plan”) for its eligible employees. The Plan has stop-loss insurance which will cover individual claims exceeding $75,000 and aggregate claims exceeding $407,878 for the six-month period ending June 30, 2020. Premiums paid under the Plan were $358,697 for the six-month period ending June 30, 2020. The Plan has stop-loss insurance which will cover individual claims exceeding $75,000 and aggregate claims exceeding $340,178 for the six-month period ending June 30, 2019. Premiums paid under the Plan were $365,656 for the six-month period ending June 30, 2019.
Note 11.	Lease Arrangements
The Company is committed under operating lease agreements, expiring at various dates between 2019 and 2023, for office space and model homes in several cities and states, office equipment, and storage units, including those disclosed in Note 8. The total monthly rent obligation is approximately $138,506.

Notes to Financial Statements
Total rent expense under these lease obligations was $778,235 and $599,027 for the six-month period ended June 30, 2020 and 2019, respectively. Deposits on the model home leases were $2,138,615 and $1,844,963 at June 30, 2020 and December 31, 2019, respectively.
Future minimum lease obligations at June 30, 2020, are as follows:
Six months ending December 31, 2020	$807,292
Twelve months ending December 31, 2021	1,203,829
Twelve months ending December 31, 2022	605,909
Twelve months ending December 31, 2023	13,804
Total	$2,630,834
Note 12.	Commitments and Contingencies
The Company is involved in various other litigation arising in the ordinary course of business. In the opinion of management, and based on advice of legal counsel, this litigation is not expected to have a material adverse effect on the financial position, results of operations or cash flows of the Company. Legal costs incurred in connection with outstanding litigation are expensed as incurred.
Note 13.	COVID-19
On January 30, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 11, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate the spread of it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. It is unknown how long the adverse conditions associated with the coronavirus will last and what the complete financial effect will be to the company.
Note 14.	Subsequent Events
Subsequent to year end H&H Constructors, Inc. entered into to a letter of intent to sell its 100% membership interest in H&H Constructors of Fayetteville, LLC to Dream Finders Holdings, LLC.
In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through August 14, 2020, the date the financial statements were available to be issued. The Company has determined that there are no additional subsequent events that require recognition or disclosure.

INDEPENDENT AUDITOR’S REPORT
To the Board of Directors
H&H Constructors of Fayetteville, LLC
Fayetteville, North Carolina
Report on the Financial Statements
We have audited the accompanying financial statements of H&H Constructors of Fayetteville, LLC (the “Company”), which comprise the balance sheet as of December 31, 2019, the related statements of comprehensive income, changes in member’s equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements).
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H&H Constructors of Fayetteville, LLC as of December 31, 2019, and the results of their operations and their cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Winchester, Virginia
August 14, 2020

H&H CONSTRUCTORS OF FAYETTEVILLE, LLC
Balance Sheet
December 31, 2019
Assets
Cash and cash equivalents	$560,098
Accounts receivable:
Related parties (Note 8)	5,186,640
Others	200,292
Real estate inventory:
Homes under construction	109,210,233
Capitalized interest (Note 3)	3,237,602
Overhead capitalized	2,687,748
Lot deposits (Note 4)	2,767,489
Prepaid expenses	714,456
Deposits (Note 11)	2,138,615
Property and equipment, net (Note 5)	1,963,959
Total assets	$128,667,132
Liabilities
Notes payable:
Construction loans (Note 6)	$92,987,757
Auto, equipment, and real estate loans (Note 7)	208,176
Accounts payable	1,666,804
Customer deposits	1,137,508
Accrued expenses	1,910,547
Total liabilities	97,910,792
Commitments and contingencies (Note 12)
Member's Equity	30,756,340
Total liabilities and member's equity	$128,667,132
See Notes to Financial Statements.

H&H CONSTRUCTORS OF FAYETTEVILLE, LLC
Statement of Comprehensive Income
Year Ended December 31, 2019
Revenue	$232,269,124
Cost of revenue	200,854,833
Gross profit	31,414,291
Selling, general and administrative
Sales and marketing expenses	14,684,642
General and administrative expenses	8,524,535
Total selling, general, and administrative	23,209,177
Income from operations	8,205,114
Other income, net	23,166
Net and comprehensive income	$8,228,280
See Notes to Financial Statements.

H&H CONSTRUCTORS OF FAYETTEVILLE, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2019
Balance, December 31, 2018	$25,621,008
Net and comprehensive income	8,228,280
Distributions to member	(3,148,803)
Effect of change in accounting principle (See Note 2)	55,855
Balance, December 31, 2019	$30,756,340
See Notes to Financial Statements.

H&H CONSTRUCTORS OF FAYETTEVILLE, LLC
Statement of Cash Flows
Year Ended December 31, 2019
Cash Flows from Operating Activities
Net and comprehensive income	$8,228,280
Adjustments to reconcile net and comprehensive income to net cash provided by operating activities:
Depreciation	593,027
Loss on sale of property and equipment	47,968
Changes in operating assets and liabilities
(Increase) decrease in operating assets:
Accounts receivable - others	141,787
Real estate inventory	19,130,589
Prepaid expenses	(334,229)
Deposits	(1,167,529)
Increase (decrease) in operating liabilities:
Accounts payable - trade	(623,773)
Customer deposits	(329,933)
Accrued expenses and other liabilities	(299,218)
Net cash provided by operating activities	25,386,969
Cash Flows from Investing Activities
Purchase of property and equipment	(360,754)
Proceeds from sale of available for sale securities	105,237
Proceeds from sale of property and equipment	277,884
Net cash provided by investing activities	22,367
Cash Flows from Financing Activities
(Payments) on construction loans, net of proceeds	(20,347,434)
Principal payments on auto, equipment, and real estate loans	(308,876)
(Increase) in accounts receivable - related party	(1,136,810)
Distributions to member	(3,148,803)
Net cash (used in) financing activities	(24,941,923)
Increase in cash and cash equivalents	467,413
Cash and Cash Equivalents
Beginning of year	92,685
End of year	$560,098
Supplemental Disclosure of Cash Flow Information,
cash paid during the year for interest	$4,902,573
Supplemental Disclosure of Noncash Investing and Financing Activities,
notes payable incurred for purchase of property and equipment	$126,525
See Notes to Financial Statements.

H&H CONSTRUCTORS OF FAYETTEVILLE, LLC
Notes to Financial Statements
Note 1.	Summary of Significant Accounting Policies
H&H Constructors of Fayetteville, LLC, a wholly-owned subsidiary of H&H Constructors, Inc., was formed on December 9, 2013, under the laws of the state of North Carolina. H&H Constructors of Fayetteville, LLC acquire developed lots in subdivisions and build single-family dwellings on them under fixed-price contracts and on a speculative and pre-sale basis in North and South Carolina.
Note 2.	Summary of Significant Accounting Policies
Recently Adopted Accounting Pronouncements
On January 1, 2019, the Company adopted Accounting Standards Codification 606, “Revenue from Contracts with Customers” (ASC 606), which is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner to depict the transfer of goods or services and satisfaction of performance obligations to a customer in an amount that reflects the consideration expected to be received in exchange for those goods or services. The Company applied the modified retrospective method to contracts that were not completed as of January 1, 2019. There was no impact to the year ended 2018 revenues as a result of applying ASC 606.
On January 1, 2019, the Company adopted Accounting Standards Update (“ASU”) No. 2016-01, Financial Instruments – Overall (Subtopic 825-10). Under this ASU, equity securities are generally required to be measured at fair value with unrealized holding gains and losses reflected in net income. As a result of this adoption, the accumulated other comprehensive income balance at December 31, 2018 was reclassified into member’s equity.
Revenue Recognition
Homebuilding revenue and related profit are generally recognized at the time the home is settled and title passes to the customer.
When the Company executes sales contracts with its homebuyers, or when it requires advanced payment from homebuyers for custom changes, upgrades or options related to their homes, the cash deposits received are recorded as liabilities until the home settlement or the contracts are cancelled.
When sales incentives involve a discount on the selling price of the home, the Company records the discount as a reduction of revenue at the time of house settlement. If the sales incentive requires us to provide a free product or service to the customer, the cost of the free product or service is recorded as cost of revenues at the time of house settlement. This included the cost related to optional upgrades and seller-paid financing costs, closing cost, homeowners’ association fees, or merchandise.
Rental property tenants are required to execute lease contracts. The Company recognizes revenue from rental properties on a straight-line basis over the term of the lease contracts.
Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Management continually evaluates the estimates used to prepare the financial statements and updates those estimates as necessary. In general, the Company’s estimates are based on historical experience, on information from third party professionals, and other various assumptions that are believed to be reasonable under the facts and circumstances. Actual results could differ materially from those estimates made by management.
Credit Risk
The Company places cash with high credit quality financial institutions. The Company maintains its cash accounts in bank accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts and believe they are not exposed to any significant credit risk on cash and cash equivalents.

Notes to Financial Statements
Proceeds from home closings held for the Company’s benefit at title companies are included in cash and cash equivalents in the balance sheet.
Real Estate Inventory
Real estate inventory consists of homes under construction, completed homes, and model homes. Inventory is carried at cost unless it is determined to be impaired, in which case it is written down to fair value. In addition to direct carrying costs, the Company also capitalizes interest, real estate taxes, and related development costs that benefit the development, such as field construction supervision and related direct overhead.
At home settlement, the Company generally has not paid all incurred costs necessary to complete the home. A liability and a corresponding charge to cost of sales are recorded for the amount estimated to ultimately be paid related to complete homes that have been closed. Home construction budgets are compared to actual records cost to determine the additional cost remaining to be paid on each closed home.
Each quarter, the Company reviews its communities and land inventories for indicator of potential impairment. If indicators of impairment are present for a community, the Company performs an impairment evaluation of the community, which included an analysis to determine if the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If so, impairment charges are recorded to cost of sales if the fair value of such assets is less than their carrying amounts. Impairment charges are also recorded on finished homes in substantially completed communities when events or circumstances indicate that the carrying values are greater than the fair values less estimated costs to sell these homes.
The key assumptions relating to inventory valuations are impacted by local market and economic conditions and are inherently uncertain. Due to uncertainties in the estimation process, actual results could differ from such estimates.
Sold inventory is evaluated for impairment based on the contractual sales price compared to the total estimated cost to construct plus a reasonable profit margin. Unsold inventory is evaluated for impairment by analyzing recent comparable sales prices within the applicable community compared to the costs incurred to date plus the expected costs to complete and a reasonable profit margin. Any calculated impairments are recorded immediately. The Company recognized no impairment expense during the year ended December 31, 2019.
Capitalized Interest
The Company capitalizes interest cost into inventories during active development and construction. Capitalized interest is charged to cost of sales as the related inventory is delivered to the buyer. Capitalized interest included in inventories at December 31, 2019 was $3,237,602.
Property and Equipment
Property and equipment is stated at cost. Maintenance and repairs of property and equipment are expensed as incurred and betterments are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts and gain or loss is included in operations.
Depreciation is computed principally by using the straight-line method over the estimated service lives of the respective assets. The estimated useful life of buildings is 40 years, while the estimated useful lives of autos and trucks is 5 years, and furniture, fixtures, and equipment range from 5 to 7 years.
Long-Lived Assets
Long-lived assets, such as rental properties, real estate held for sale, and property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group

Notes to Financial Statements
be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.
Allowance for Warranties
Home purchasers are provided with a limited warranty against certain building defects, including a one-year comprehensive limited warranty and coverage for certain other aspects of the home's construction and operating systems. Management estimates the costs to be incurred under these warranties and records a liability in the amount of such costs at the time revenue is recognized. Accrued warranties were $811,082 as of December 31, 2019.
Advertising Cost
The Company expenses advertising cost as incurred. Advertising expense for the year ended December 31, 2019 was $705,865.
Income Taxes
The Company is recognized as a disregarded entity for federal income tax purposes and included in the return of H&H Constructors, Inc.
Management evaluated the Company’s tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance.
New Accounting Pronouncements
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires companies that lease assets (lessees) to recognize the assets and related liabilities for the rights and obligations created by the leases on the balance sheet for leases with terms exceeding 12 months. ASU 2016-02 defines a lease as a contract or a part of a contract that conveys the right to control the use of identified assets for a period of time in exchange for consideration. The lessee in a lease will be required to initially measure the right-of-use asset and lease liability at the present value of remaining lease payments, as well as capitalize initial direct costs as part of the right-of-use asset. ASU 2016-02 is effective for the Company for the year ending December 31, 2022. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of Topic 842 will have on its financial statements.
Fair Value Measurements
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value and establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy can be summarized as follows:
Level 1 - Fair value determined based on quoted prices in active markets for identical assets or liabilities.
Level 2 - Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.
Level 3 - Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows, or similar techniques.

Notes to Financial Statements
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Note 3.	Capitalized Interest
Interest capitalized, incurred, and expensed during the year ended December 31, 2019, is as follows:
Interest capitalized, beginning of year	$2,853,481
Interest incurred and capitalized	4,775,031
Interest expensed to cost of sales - homes	(4,390,910)
Interest capitalized, end of year	$3,237,602
The amount of interest charged to expense in 2019, consisted of the following:
Interest charged to cost of sales	$4,390,910
Interest on finished inventory	2,693,588
Interest on auto and equipment loans	14,608
$7,099,106
Note 4.	Land and Lot Purchase Contracts
The Company pays deposits related to land options and land purchase contracts, including option contracts, for the purchase of lots in the routine conduct of its business. The Company has acquired a number of land purchase contracts, generally through cash deposits, for the right to purchase lots at a future point in time with predetermined terms. The Company does not have title to the lots and the creditors generally have no recourse to the Company. The Company’s obligations with respect to the land purchase contracts are generally limited to the forfeiture of the related nonrefundable cash deposits. As of December 31, 2019, the Company had the right to purchase approximately 2,511 lots under land purchase contracts, which represents an aggregate purchase price as of December 31, 2019 of approximately $143.7 million. Cash deposits on these lots amounted to $2,767,489 at December 31, 2019.
Note 5.	Property and Equipment
Property and equipment consisted of the following as of December 31, 2019:
Furniture, fixtures, and equipment	$3,117,927
Buildings	126,225
Autos and trucks	537,024
Property and equipment	3,781,176
Accumulated depreciation	(1,817,217)
Property and equipment, net	$1,963,959
Depreciation expense was $593,027 for the year ended December 31, 2019 and is included in general and administrative expenses.
Note 6.	Construction Notes Payable
Construction notes payable consisted of the following at December 31, 2019:
Creditor	Balance	Maturity	Interest Rate
Lender 1	$2,460,132	2020	Prime rate plus .50%
Lender 2	9,370,779	2020	Prime rate plus .50% with a floor of 4.25%

Notes to Financial Statements
Creditor	Balance	Maturity	Interest Rate
Lender 3	8,635,993	2021	30 day LIBOR plus 4.00%
Lender 4	11,219,134	2020	30 day LIBOR plus 3.90%
Lender 5	310,454	N/A	Prime rate plus .50%
Lender 6	8,516,830	2022	30 day LIBOR plus 3.95%
Lender 7	13,212,094	2020	Greater of a fixed rate of 4.50% or an adjustable rate equal to the 90 day LIBOR plus 3.90%
Lender 8	3,602,024	2020-2021	Lesser of the higher lawful rate or the greater of a fixed rate of 6.00% or the 30 day LIBOR plus 3.75%
Lender 9	10,419,799	2020	Prime rate plus .50% with a floor of 4.75%
Lender 10	3,700,073	2020	Prime rate plus 1.00% with a floor of 5.00%
Lender 11	1,618,856	2022	Prime rate plus .50%
Lender 12	4,827,146	2020	Prime rate plus 3.75% with a floor of 4.50%
Lender 13	11,889,110	2020	30 Day LIBOR plus 3.90%
Lender 14	3,205,333	2020	Prime rate plus .50%
Total	$92,987,757
The notes listed above are payable as homes are sold and are collateralized by the constructed asset and or personal guarantees from the stockholders of the H&H Constructors, Inc. These notes mature at various dates and will be renewed or refinanced upon maturity.
The construction notes payable terms require the Company to maintain certain financial ratios. The Company was in compliance with these ratios as of December 31, 2019.
Note 7.	Long-Term Debt
Long-term debt on vehicles, equipment and real estate consisted of the following at December 31, 2019:
Notes payable on vehicles, collateralized by the vehicles acquired, total monthly payments totaling $8,112 including interest at rates ranging from 3.04% to 7.06%, maturing through 2024	$208,176

As of December 31, 2019, the aggregate maturities of long-term debt are as follows:
2020	$78,498
2021	65,948
2022	33,136
2023	24,061
2024	6,533
$208,176
Note 8.	Related Party Transactions
From time to time the Company lends cash to H&H Constructors, Inc. for cash flow purposes. Also H&H Constructors, Inc. maintain cash accounts for the Company and will transfer cash to the Company on an as needed basis. The total amount due from H&H Constructors, Inc. at December 31, 2019 was $5,186,640.
The Company purchased developed lots from various related parties during December 31, 2019 as follows:

Notes to Financial Statements
Cottages at Indian Trail, LLC	$1,886,378
DRC Hampstead, LLC	1,491,121
HDP Main Street Station, LLC	761,445
H&H Investments, LLC	216,239
H&M Bedford, LLC	1,201,525
Highcroft of Fayetteville, LLC	472,436
Hoke Developers 3, LLC	2,836,935
Oakmont Development Partners	107,841
Ralph Huff Holdings, LLC	303,782
Woodshire Partners	63,996
$9,341,698
The Company leases its office facility, located in Fayetteville, NC, from BJMA, LLC, which has common ownership. The lease requires monthly payments of $17,500 and expires on December 31, 2022.
The Company leases its design center, located in Fayetteville, NC, from New Lowe’s LLC, which has common ownership. The lease requires monthly payments of $2,500 and expires on August 31, 2021.
The Company uses an aircraft for business travel that is owned by CRT Aviation, LLC, which has common ownership. Total aircraft travel expense for the year ended December 31, 2019 was $35,000.
Note 9.	Defined Contribution Plan
The Company maintains a 401(k) plan for its employees. The Company contributes up to 3% for all eligible participating employees. Retirement plan contributions were $243,243 for the year ending December 31, 2019.
Note 10.	Health Care Benefit Plan
The Company sponsors a self-funded health insurance plan (“Plan”) for its eligible employees. The Plan has stop-loss insurance which will cover individual claims exceeding $75,000 and aggregate claims exceeding $806,570 for the 2019 plan year, ending August 1, 2020. Premiums paid under the Plan were $704,494 for the year ending December 31, 2019.
Note 11.	Lease Arrangements
The Company is committed under operating lease agreements, expiring at various dates between 2019 and 2023, for office space and model homes in several cities and states, office equipment, and storage units, including those disclosed in Note 8. The total monthly rent obligation is approximately $146,171. Total rent expense under these lease obligations was $1,487,237 for the year ended December 31, 2019. Deposits on the model home leases were $2,138,615 at December 31, 2019.
Future minimum lease obligations at December 31, 2019, are as follows:
2020	$1,396,486
2021	1,089,024
2022	518,182
2023	7,101
Total	$3,010,793
Note 12.	Commitments and Contingencies
The Company is involved in various other litigation arising in the ordinary course of business. In the opinion of management, and based on advice of legal counsel, this litigation is not expected to have a material adverse effect on the financial position, results of operations or cash flows of the Company. Legal costs incurred in connection with outstanding litigation are expensed as incurred.

Notes to Financial Statements
Note 13.	Subsequent Events
Subsequent to year end H&H Constructors, Inc. entered into to a letter of intent to sell its 100% membership interest in H&H Constructors of Fayetteville, LLC to Dream Finders Holdings, LLC.
On January 30, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 11, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate the spread of it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. It is unknown how long the adverse conditions associated with the coronavirus will last and what the complete financial effect will be to the company.
In preparing the financial statement, the Company has evaluated events and transactions for potential recognition or disclosure through August 14, 2020, the date the financial statement was available to be issued. The Company has determined that there are no additional subsequent events that require recognition or disclosure.

Through and including    ,   , (the 25th day after the date of this prospectus), all dealers that effect transactions in our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
     Shares

Class A Common Stock
PRELIMINARY PROSPECTUS
        , 2020
BofA Securities

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.	Other Expenses of Issuance and Distribution
The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the Class A common stock offered hereby. With the exception of the SEC registration fee and the FINRA filing fee, the amounts set forth below are estimates.
SEC registration fee	$*
FINRA filing fee	*
Exchange initial listing fee	*
Accounting fees and expenses	*
Legal fees and expenses	*
Printing and engraving expenses	*
Transfer agent and registrar fees	*
Miscellaneous	*
Total	$ *
*	To be provided by amendment.
Item 14.	Indemnification of Directors and Officers
Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A similar standard is applicable in the case of derivative actions (i.e., actions by or in the right of the corporation), except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action, and Section 145 of the DGCL requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.
Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that limit the liability of our directors and officers for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except liability:
•	for any breach of the director’s duty of loyalty to us or our stockholders;
•	for any act or omission not in good faith or that involves intentional misconduct or knowing violation of law;
•	under Section 174 of the DGCL regarding unlawful dividends and stock purchases; or
•	for any transaction from which the director derived an improper personal benefit.
Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to such amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors or officers of corporations, then the personal liability of our directors and officers will be further limited to the fullest extent permitted by the DGCL.

In addition, we will enter into indemnification agreements with our current directors and officers containing provisions that are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements will require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and officers.
We intend to maintain liability insurance policies that indemnify our directors and officers against various liabilities, including certain liabilities arising under the Securities Act and the Exchange Act, which may be incurred by them in their capacity as such.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our directors and officers by the underwriters against certain liabilities.
Item 15.	Recent Sales of Unregistered Securities
Upon our formation as a Delaware corporation, we issued 1,000 shares of common stock to DFH LLC. In addition, in connection with the offering contemplated by this Registration Statement, we and DFH LLC intend to complete a series of reorganization transactions, as described under “Corporate Reorganization” in the prospectus included in this Registration Statement, resulting in DFH LLC becoming our direct, wholly owned subsidiary. In connection with these transactions, we will issue shares of our Class A common stock and Class B common stock to certain existing holders of equity in DFH LLC. All of the foregoing issuances were, or will be, made under an exemption from registration provided by Section 4(a)(2) of the Securities Act, and no underwriters were, or will be, involved in these transactions.
Item 16.	Exhibits and Financial Statement Schedules
(a)	Exhibits.
Exhibit Number	Description
1.1*	Form of Underwriting Agreement
2.1+	Membership Interest Purchase Agreement, dated as of January 29, 2020, by and between Dream Finders Holdings LLC and H&H Constructors, Inc.
2.2	First Amendment to Membership Interest Purchase Agreement, dated as of March 17, 2020, by and between Dream Finders Holdings LLC and H&H Constructors, Inc.
2.3	Second Amendment to Membership Interest Purchase Agreement, dated as of April 30, 2020, by and between Dream Finders Holdings LLC and H&H Constructors, Inc.
2.4	Third Amendment to Membership Interest Purchase Agreement, dated as of June 30, 2020, by and between Dream Finders Holdings LLC and H&H Constructors, Inc.
2.5	Fourth Amendment to Membership Interest Purchase Agreement, dated as of August 18, 2020, by and between Dream Finders Holdings LLC and H&H Constructors, Inc.
2.6	Fifth Amendment to Membership Interest Purchase Agreement, dated as of August 31, 2020, by and between Dream Finders Holdings LLC and H&H Constructors, Inc.
2.7	Sixth Amendment to Membership Interest Purchase Agreement, dated as of September 18, 2020, by and between Dream Finders Holdings LLC and H&H Constructors, Inc.
2.8+	Seventh Amendment to Membership Interest Purchase Agreement, dated as of September 22, 2020, by and between Dream Finders Holdings LLC and H&H Constructors, Inc.
2.9	Eighth Amendment to Membership Interest Purchase Agreement, dated as of October 2, 2020, by and between Dream Finders Holdings LLC and H&H Constructors, Inc.
2.10*	Form of Agreement and Plan of Merger and Reorganization
3.1	Certificate of Incorporation of Dream Finders Homes, Inc., as currently in effect

Exhibit Number	Description
3.2	Bylaws of Dream Finders Homes, Inc., as currently in effect
3.3*	Form of Amended and Restated Certificate of Incorporation of Dream Finders Homes, Inc., to be in effect upon completion of this offering
3.4*	Form of Amended and Restated Bylaws of Dream Finders Homes, Inc., to be in effect upon completion of this offering
4.1*	Form of Class A Common Stock Certificate
5.1*	Opinion of Baker Botts L.L.P. as to the legality of the securities being registered
10.1*	Credit Agreement, dated , among Dream Finders Homes, LLC, Bank of America, N.A., as administrative agent, collateral agent and issuing bank, and the lenders named therein as parties thereto
10.2†	Membership Interest Grant Agreement, dated as of June 15, 2017, by and between Dream Finders Holdings LLC and Rick Moyer
10.3†	Membership Interest Grant Agreement, dated as of January 1, 2017, by and between Dream Finders Holdings LLC and Patrick Douglas Moran
10.4*	Form of Registration Rights Agreement
10.5*†	Form of Dream Finders Homes, Inc. 2020 Long-Term Incentive Plan
10.6*†	Form of Director and Employee Indemnification Agreement
10.7*†	Amended and Restated Employment Agreement, dated as of , by and between Dream Finders Homes, Inc. and Patrick Zalupski
10.8*†	Amended and Restated Employment Agreement, dated as of , by and between Dream Finders Homes, Inc. and Rick Moyer
10.9*†	Second Amended and Restated Employment Agreement, dated as of , by and between Dream Finders Homes, Inc. and Douglas Moran
21.1*	List of Subsidiaries of Dream Finders Homes, Inc.
23.1*	Consent of PricewaterhouseCoopers LLP
23.2*	Consent of Yount, Hyde and Barbour, P.C.
23.3*	Consent of Baker Botts L.L.P. (included as part of Exhibit 5.1 hereto)
23.4*	Consent of John Burns Real Estate Consulting, LLC
24.1*	Power of Attorney (included on the signature page of the initial filing of the Registration Statement)
99.1*	Consents of Director Nominees
*	To be filed by amendment.
†	Compensatory plan or arrangement.
+
Certain schedules and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC.

(b)	Financial Statement Schedules.
See our Financial Statements starting on page F-1. All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or the information is included in the financial statements and have therefore been omitted.
Item 17.	Undertakings
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1993 the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jacksonville, State of Florida, on this   day of    , 2020.
Dream Finders Homes, Inc.

By:
Patrick O. Zalupski President, Chief Executive Officer and Chairman of the Board of Directors
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Patrick O. Zalupski and Rick A. Moyer, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement, and any registration statement relating to the offering covered by this registration statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1993 this registration statement has been signed by the following persons in the capacities and on the dates indicated.
Name	Title	Date

President, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer and Sole Director)
Patrick O. Zalupski		, 2020

Senior Vice President and Chief Financial Officer (Principal Financial Officer)
Rick A. Moyer		, 2020

Vice President and Chief Accounting Officer (Principal Accounting Officer)
John O. Blanton		, 2020